As filed with the Securities and Exchange Commission on January 14, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARKO Corp.

(Exact name of registrant as specified in its charter)

Delaware	5412	85-2784337
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8565 Magellan Parkway

Suite 400

Richmond, Virginia 23227-1150

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Arie Kotler

8565 Magellan Parkway

Suite 400

Richmond, Virginia 23227-1150

(804) 730-1568

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Drew M. Altman, Esq.

Greenberg Traurig, P.A.

333 S.E. 2nd Avenue, Suite 4400

Miami, Florida 33131

(305) 579-0500

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered(1)	Amount to be Registered(1)(2)	Proposed Maximum Offering Price per Share(3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $0.0001 per share	17,333,333	$8.29	$143,693,330.57	$15,676.94

(1)

Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the securities being registered hereunder include such indeterminate number of additional securities as may be issuable to prevent dilution resulting of any stock dividend, stock split, recapitalization or other similar transaction.

(2)

Consists of (i) 4,000,000 shares of common stock registered for sale by the selling stockholders named in this registration statement (including the shares referred to in the following clause (ii)); (ii) 4,000,000 shares of common stock issuable upon the exercise of 4,000,000 Private Warrants (as defined below) and (iii) 13,333,333 shares of common stock issuable upon exercise of Public Warrants (as defined below).

(3)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act, based on the average of the high and low prices of the registrant’s common stock of the Nasdaq Global Select Market on January 12, 2021, which was $8.29 per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the Selling Stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 14, 2021

PRELIMINARY PROSPECTUS

ARKO Corp.

Up to 4,000,0000 Shares of Common Stock

Up to 17,333,333 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus relates to the issuance by us of up to an aggregate of up to 13,333,333 shares of our common stock, $0.0001 par value per share (“common stock”) that are issuable upon the exercise of our publicly-traded warrants (the “Public Warrants”) and up to 4,000,000 shares of our common stock issuable upon exercise of 4,000,000 warrants (the “Private Warrants” and, together with the Public Warrants,” the “Warrants”) originally issued in a private placement in connection with the initial public offering of Haymaker. This prospectus also relates to the resale from time to time by the selling stockholders named in this prospectus or their respective permitted transferees (the “Selling Stockholders”) of up to 4,000,000 shares of our common stock that may be issued upon exercise of the Private Warrants.

The Selling Stockholders may offer, sell or distribute all or a portion of the shares of common stock registered hereby publicly or through private transactions at prevailing market prices or at negotiated prices. We provide more information about how the Selling Stockholders may sell their shares of our common stock in the section entitled “Plan of Distribution.”

We will pay certain offering fees and expenses and fees in connection with the registration of the common stock offered hereby and will not receive proceeds from the sale of the shares of common stock by the Selling Stockholders. We will receive the proceeds from the exercise of any Warrants for cash.

Our common stock and the Public Warrants are listed on the Nasdaq Global Select Market under the symbols “ARKO” and “ARKOW,” respectively. On January 13, 2021, the closing price of our common stock was $8.56, and the closing price for the Public Warrants was $1.33.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                , 2021.

You should rely only on the information contained in this prospectus. No one has been authorized to provide you with information that is different from that contained in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

i

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “Arko,” “our,” “New Parent” and the “Company” refer to ARKO Corp., a Delaware corporation, including its consolidated subsidiaries:

•	“amended and restated certificate of incorporation” means our amended and restated certificate of incorporation, dated December 21, 2020.

•	“Arko Holdings” means Arko Holdings Ltd., a company organized under the laws of the State of Israel and, unless the context otherwise requires, includes its consolidated subsidiaries

•	“Board” or “Board of Directors” means the board of directors of the Company.

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“Business Combination” means the transactions contemplated by the Business Combination Agreement, pursuant to which, among other things, Merger Sub I merged with and into Haymaker (the “First Merger”), with Haymaker surviving the First Merger as a wholly-owned subsidiary of Arko, and Merger Sub II merged with and into Arko Holdings (the “Second Merger”), with Arko Holdings surviving the Second Merger as a wholly-owned subsidiary of Arko.

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“Business Combination Agreement” means that certain Business Combination Agreement, dated as of September 8, 2020 (as amended by the Consent and Amendment No. 1 to the Business Combination Agreement, dated November 18, 2020) by and among Haymaker, Arko, Merger Sub I, Merger Sub II, and Arko Holdings.

•	“Closing Date” means the date of the closing of the Business Combination on December 22, 2020.

•	“Code” means the Internal Revenue Code of 1986, as amended.

•	“common stock” means the shares of common stock, par value $0.0001 per share, of the Company.

•	“DGCL” means the General Corporation Law of the State of Delaware.

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

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“Founder Shares” means, as of the Closing Date, the 4,800,000 shares of common stock and the right to receive 4,200,000 Deferred Shares (as defined in the Business Combination Agreement) that are owned by the Initial Stockholders.

•	“GAAP” means U.S. generally accepted accounting principles.

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“GPM” means GPM Investments, LLC, a Delaware limited liability company, together with all of its subsidiaries. Prior to the Business Combination, Arko Holdings held a majority of the outstanding equity of GPM, and, following the Business Combination, both Arko Holdings and GPM became our wholly owned subsidiaries.

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“GPM Petroleum” or “GPMP” means GPM Petroleum LP together with all of its subsidiaries. GPM owns, directly and indirectly, 100% of the general partner of GPMP and 99.71% of the GPMP limited partner units.

•	“Haymaker” means Haymaker Acquisition Corp. II, a Delaware corporation.

•	“Incentive Plan” means the ARKO Corp. 2020 Incentive Compensation Plan.

•	“Initial Stockholders” means the Sponsor and its permitted transferees together with Haymaker’s independent directors and their respective permitted transferees.

•	“Investment Company Act” means the Investment Company Act of 1940, as amended.

•	“IPO” means Haymaker’s initial public offering of units, consummated on June 11, 2019.

•	“ISL” means Securities Law, 5728-1968, of the State of Israel, and the rules and regulations thereunder.

•	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

•	“Merger Sub I” means Punch US Sub, Inc., a Delaware corporation.

•	“Merger Sub II” means Punch Sub Ltd., a company organized under the laws of the State of Israel.

•	“Nasdaq” means the Nasdaq Stock Market.

•	“SEC” means the U.S. Securities and Exchange Commission.

•	“Securities Act” means the Securities Act of 1933, as amended.

•	“SOX” means the Sarbanes-Oxley Act of 2002.

•	“Sponsor” means Haymaker Sponsor II LLC, a Delaware limited liability company.

•	“Transfer Agent” means Continental Stock Transfer & Trust Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Certain statements in this prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this registration statement may include, for example, statements about:

•

our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined business to grow and manage growth profitably;

•	our financial performance following the Business Combination;

•	our ability to maintain the listing of our common stock and the Public Warrants on Nasdaq;

•	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	expansion plans and opportunities;

•	the integration of Empire’s operations;

•	changes in the markets in which we compete;

•	changes in applicable laws or regulations, including those relating to environmental matters;

•	costs related to the Business Combination;

•

market conditions and global and economic factors beyond our control, including the potential adverse effects of the ongoing global coronavirus (COVID-19) pandemic on capital markets, general economic conditions, unemployment and our liquidity, operations and personnel;

•	the outcome of any known or unknown litigation and regulatory proceedings; and

•	other risks and uncertainties detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties, some of which are beyond our control, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” and in our periodic filings with the SEC. Our SEC filings are available publicly on the SEC website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Accordingly, forward-looking statements in this prospectus should not be relied upon as representing our views as of any subsequent date, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SUMMARY OF THE PROSPECTUS

This summary highlights selected information from this prospectus and does not contain all of the information that is important to you in making an investment decision. This summary is qualified in its entirety by the more detailed information included in this prospectus. Before making your investment decision with respect to our securities, you should carefully read this entire prospectus, including the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included elsewhere in this prospectus.

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “we,” “our,” the “Company,” “us,” “New Parent” and other similar terms refer to ARKO Corp., a Delaware corporation and its consolidated subsidiaries (including Arko Holdings and GPM).

ARKO Corp.

The Company owns, directly and indirectly, 100% of GPM, our operating entity, which is based in Richmond, VA. As of September 30, 2020, GPM, the seventh largest convenience store chain in the United States ranked by store count, operated 1,250 retail convenience stores. As of September 30, 2020, GPM operated the stores under 16 regional store brands including 1-Stop, Admiral, Apple Market®, BreadBox, E-Z Mart®, fas mart®, Jiffi Stop®, Li’l Cricket, Next Door Store®, Roadrunner Markets, Rstore, Scotchman®, shore stop®, Town Star, Village Pantry® and Young’s. GPM also supplied fuel to 139 dealer-operated gas stations. GPM is well diversified and as of September 30, 2020, operated across 23 states in the Mid-Atlantic, Midwestern, Northeastern, Southeastern and Southwestern United States. In addition, in October 2020, GPM consummated its acquisition of the business of Empire Petroleum Partners, LLC, or Empire, which at the consummation of the acquisition included direct operation of 84 convenience stores and supply of fuel to 1,453 independently operated fueling stations in 30 states and the District of Columbia. As a result of the closing of the transaction with Empire, GPM now operates stores or supplies fuel in 33 states and the District of Columbia.

As of September 30, 2020, GPM owned 217 properties including 181 company-operated sites, 14 consignment agent locations, and 22 lessee-dealer sites. Additionally, GPM has long-term control over a leased portfolio comprised of 1,136 locations as of September 30, 2020. Of the leased properties, 1,069 were company-operated stores, 24 were consignment agent locations, and 43 were lessee-dealer sites. For GPM’s leased sites, approximately 1,010 sites had lease terms with at least 10 years remaining, of which approximately 780 sites had at least 20 years remaining, in each case assuming all extension options are exercised.

The Company primarily operates in two business channels through GPM: retail and wholesale fuel. We derive our revenue from the retail sale of fuel and the products and services offered in its stores, and the wholesale distribution of fuel. The retail stores offer a wide array of cold and hot foodservice, beverages, cigarettes and other tobacco products, grocery, beer and general merchandise. We have foodservice offerings at 309 company-operated stores. The foodservice category includes hot and fresh foods, deli, bakery, pizza, roller grill and other prepared foods. In addition, we have 73 branded quick service restaurants consisting of major national brands. Additionally, we provide a number of traditional convenience store services that generate additional income including lottery, prepaid products, money orders, ATMs, gaming, and other ancillary product and service offerings. GPM also generates car wash revenue at approximately 80 of its locations.

GPM has achieved strong store growth over the last several years, primarily by implementing a highly successful acquisition strategy. From 2013 through September 30, 2020, GPM has completed 17 acquisitions. As a result, GPM’s store count has grown from 320 sites in 2011 to 1,389 sites as of September 30, 2020. These strategic acquisitions, have had, and we expect will continue to have, a significant impact on the reported results and can make period to period comparisons of results difficult. GPM completed three acquisitions in 2019 for a total of 87 sites, including 64 sites acquired in December 2019 (collectively, the “2019 acquisitions”). Following the closing of the Empire acquisition (described below), GPM’s store count grew to 2,926 sites of which 1,334 were operated as retail convenience stores and 1,592 supplied fuel to independently operated fueling stations. With our achievement of significant size and scale, we have refocused our strategy on organic growth, including implementing company-wide marketing and merchandising initiatives, which we believe will result in significant value to all the assets we have acquired. We believe that this complementary strategy will help further our growth through both acquisitions and organically and improve our results of operations.

We operate within the large and growing U.S. convenience store industry. According to National Association of Convenience Stores, the U.S. convenience store industry has grown in-store sales from $182.4 billion in 2009 to $251.9 billion in 2019, which represents a CAGR of 3.3%. Pretax Income for the industry also grew from $4.8 billion in 2009 to $11.9 billion in 2019, representing a CAGR of 9.5%.

The U.S. convenience store industry remains highly fragmented, with the 10 largest convenience store retailers accounting for approximately 19% of total industry stores in 2019. A majority of stores are managed by small, local operators with 50 or fewer stores and account for approximately 72% of all convenience stores. In addition, the U.S. convenience store industry has proven to be recession resilient as demonstrated by the designation of convenience stores as essential businesses during the statewide shutdowns associated with the COVID-19 pandemic. Furthermore, as consumers grew wary of visiting comparatively high-touch grocery stores during the pandemic, convenience stores drew more “fill-in” visits for various food and other grocery items. The Company’s management believes that convenience retail is a dynamic industry that flexes and evolves with changing consumer preference and will continue to do so as a result of the pandemic.

The mailing address of the Company’s principal executive office is 8565 Magellan Parkway, Suite 400, Richmond, Virginia 23227-1150, and its telephone number is (804) 730-1568.

The Business Combination

On September 8, 2020, Haymaker entered into the Business Combination Agreement with us. Furthermore, on November 18, 2020, we and Haymaker entered into a certain Consent and Amendment No. 1 to the Business Combination Agreement. On November 18, 2020, the Business Combination was approved by Arko Holdings, on December 8, 2020, the Business Combination Agreement was adopted by Haymaker’s stockholders, and on December 22, 2020, pursuant to the Business Combination, Haymaker and Arko Holdings became wholly owned subsidiaries of the Company.

Empire Acquisition

In October 2020, pursuant to that certain purchase agreement entered into on December 17, 2019 entered into between a wholly owned subsidiary of GPM, GPMP and unrelated third-parties (the “Sellers”), we consummated our acquisition of the business of Empire Petroleum Partners (the “Empire Acquisition”) for $353 million paid at closing plus an additional $20 million to be paid in equal annual installments over five years, and potential post-closing contingent amounts of up to an additional $45 million. As part of the Empire Acquisition, the Sellers: (i) sold to GPMP the rights in agreements with fuel suppliers and all of the rights to supply fuel to 1,537 sites; (ii) sold to a subsidiary of GPM the fee simple ownership rights in 64 sites; (iii) assigned to various of GPM’s subsidiaries leases of 132 sites (including two vacant parcels and one non-operating site) (the “third party leases”); (iv) leased to certain of GPM’s subsidiaries 34 sites (including one vacant parcel) that are valued at approximately $60 million that are owned by the Sellers, at terms as specified below (collectively the “Sellers’ Leases”); and (v) sold and assigned to various of GPM’s subsidiaries and GPMP the equipment, inventory, agreements, intangible assets and other rights with regard to the wholesale and retail businesses acquired (collectively, the “Acquired Operations”).

Empire was one of the largest and most diversified wholesale fuel distributors in the United States, distributing motor fuels to approximately 1,450 independently operated fueling stations in 30 states and the District of Columbia. In addition to supplying third party sites, Empire directly operated approximately 85 convenience stores. As a result of the closing of the Empire Acquisition, we now operate stores or supply fuel in 33 states and the District of Columbia. Empire sold branded and unbranded fuel products to customers on both fixed margin and consignment bases under long-term contracts. Empire maintained relationships with all major oil companies, enabling Empire to offer customers a broad portfolio of fuel brands and security of supply. Since 2011, Empire completed 23 acquisitions to grow its distribution base rapidly, complementing its organic growth which includes single-site additions of new supply contracts.

Summary of Principal Risk Factors

Investing in our securities involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 5 before making a decision to invest in our securities. If any of these risks actually occurs, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our securities would likely decline, and you may lose all or part of your investment. Set forth below is a summary of some of the principal risks we face:

•	Changes in economic conditions and consumer confidence in the U.S. could adversely affect our business.

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If we do not make acquisitions on economically acceptable terms, our future growth may be limited. Furthermore, any acquisitions we complete are subject to substantial risks that could result in losses.

•

We may be unable to successfully integrate Empire’s operations or otherwise realize the expected benefits from the Empire Acquisition, which could adversely affect the expected benefits from the Empire Acquisition and our results of operations and financial condition.

•	Our future growth depends on our ability to successfully implement our organic growth strategy, a major part of which consists of remodeling our convenience stores.

•	Significant changes in current consumption of tobacco and nicotine products could adversely affect our business.

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Our financial condition and results of operations are influenced by changes in the wholesale prices of motor fuel, which may adversely impact our sales, customers’ financial condition and the availability of trade credit.

•	Significant changes in demand for fuel-based modes of transportation could adversely affect our business.

•	We operate in a highly competitive industry characterized by low entry barriers.

•	Negative events or developments associated with branded motor fuel suppliers could have an adverse impact on our revenues.

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We depend on four principal suppliers for the majority of our gross fuel purchases and two suppliers for merchandise. A failure by a principal supplier to renew its supply agreement, a disruption in supply or an unexpected change in supplier relationships could have a material adverse effect on our business.

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A portion of GPM’s revenue is generated under fuel supply agreements with independent dealers that must be renegotiated or replaced periodically. If GPM is unable to successfully renegotiate or replace these agreements, then our results of operations and financial condition could be adversely affected.

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The retail sale, distribution and storage of motor fuels is subject to environmental protection and operational safety laws and regulations that may expose us or our customers to significant costs and liabilities, which could have a material adverse effect on our business.

•	Business disruption and related risks resulting from the outbreak of COVID-19 could have a material adverse effect on our business and results of operations.

THE OFFERING

Issuer	ARKO Corp.

Issuance of Common Stock

Shares of Common Stock Offered by Us	17,333,333 shares of common stock issuable upon exercise of the Warrants, consisting of (i) 13,333,333 shares of common stock that are issuable upon the exercise of 13,333,333 Public Warrants and (ii) 4,000,000 shares of common stock that are issuable upon the exercise of 4,000,000 Private Warrants.

Shares of Common Stock Outstanding Prior to Exercise of All Warrants	124,131,655 shares (as of December 28, 2020)

Shares of Common Stock Outstanding Assuming Exercise of All Warrants	141,464,988 shares

Exercise Price of Warrants	$11.50 per share, subject to adjustment as described herein

Use of Proceeds	We will receive up to an aggregate of approximately $199.3 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. See “Use of Proceeds.”

Resale of Common Stock

Common Stock Offered by the Selling Stockholders	Up to 4,000,000 shares.

Use of Proceeds	We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.

Market for Our Shares of Common Stock	Our common stock is listed on The Nasdaq Global Select Market under the symbol “ARKO.”

Risk Factors	Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” and elsewhere in this prospectus.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the other information in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our securities. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations and future prospects, in which event the market price of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Changes in economic conditions and consumer confidence in the U.S. could adversely affect our business.

Our operations and the scope of services we provide are affected by changes in the macro-economic situation in the United States, which has a direct impact on consumer confidence and spending patterns. A number of key macro-economic factors, such as rising interest rates, inflation and unemployment, could have a negative effect on consumer habits and spending, and lead to lower demand for fuel and other products sold at our convenience stores and gas stations. Significant negative developments in the macro-economic environment in the United States could have a material adverse effect on our business, financial condition and results of operations.

If we do not make acquisitions on economically acceptable terms, our future growth may be limited. Furthermore, any acquisitions we complete are subject to substantial risks that could result in losses.

Our ability to grow depends substantially on our ability to make acquisitions. We intend to expand our retail business and dealer distribution network through acquisitions. However, we may be unable to take advantage of accretive opportunities for any of the following reasons:

•	We are unable to identify attractive acquisition opportunities or negotiate acceptable terms for acquisitions;

•	We are unable to reach an agreement regarding the terms of pursued acquisitions;

•	We are unable to raise financing for such acquisitions on economically acceptable terms; or

•	We are outbid by competitors.

If we are unable to make acquisitions, our future growth will be limited. In addition, if we complete any future acquisitions, our capitalization and results of operations may change significantly. We may complete acquisitions, which, contrary to our expectations, ultimately prove to not be accretive. If any of these events were to occur, our future growth would be limited.

We may make acquisitions that we believe are beneficial, which ultimately result in negative financial consequences. Any acquisition involves potential risks, including, among other things:

•	We may not be able to successfully integrate the businesses we acquire;

•	We may not be able to achieve the anticipated synergies and financial improvements from the acquired businesses;

•	We may not be able to retain key locations from the acquired businesses;

•	We may be unable to discover material liabilities of businesses that we acquire;

•	Acquisitions may divert the attention of senior management from focusing on our day-to-day operations;

•	We may experience a decrease in liquidity resulting from our use of a significant portion of cash available for investment or borrowing capacity to finance acquisitions;

•	Substantial investments in financial controls, information systems, management resources and human resources may be required in order to support future growth; and

•	We may have difficulties in obtaining the required approvals, permits, licenses and consents for the acquired sites.

We may be unable to successfully integrate Empire’s operations or otherwise realize the expected benefits from the Empire Acquisition, which could adversely affect the expected benefits from the Empire Acquisition and our results of operations and financial condition.

The Empire Acquisition involves the integration of the business of two companies that have previously operated independently. The difficulties of combining the operations of the two businesses include:

•	integrating personnel with diverse business backgrounds;

•	converting customers to new systems;

•	combining different corporate cultures; and

•	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business and the loss of key personnel. The integration will require the experience and expertise of certain key employees of Empire retained by us. We may not be successful in retaining these employees for the full time period necessary to successfully integrate Empire’s operations with ours. The diversion of management’s attention and any delay or difficulty encountered in connection with the integration of the two companies’ operations could have an adverse effect on our business and results of operations.

The success of the Empire Acquisition will depend, in part, on our ability to realize the anticipated benefits from combining the business of Empire with ours. If we are unable to successfully integrate Empire, the anticipated benefits of the Empire Acquisition may not be realized fully or may take longer to realize than expected. For example, we may fail to realize the anticipated increase in earnings anticipated to be derived from the Empire Acquisition. In addition, as with regard to any acquisition, a significant decline in asset valuations or cash flows may also cause us not to realize expected benefits.

Our future growth depends on our ability to successfully implement our organic growth strategy, a major part of which consists of remodeling our convenience stores.

A major part of our organic growth strategy consists of remodeling our convenience stores in order to improve customers’ shopping experience by offering high-quality, convenient and efficient facilities. Such large-scale remodeling projects entail significant risks, including shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and non-availability of construction equipment. Such risks, in addition to potential difficulties in obtaining any required licenses and permits, could lead to significant cost increases and substantial delays in the opening of the remodeled convenience stores. Historically, we have grown through acquisitions and have not previously undertaken such large-scale remodeling projects. Accordingly, there can be no assurance that we will be able to achieve our growth targets by successfully implementing this strategy.

Significant changes in current consumption of tobacco and nicotine products could adversely affect our business.

Tobacco and nicotine products, which accounted for approximately 16% of GPM’s total net sales for the fiscal year ended December 31, 2019, are a significant revenue source for us. Significant increases in wholesale cigarette prices, current and future tobacco legislation, including restrictions or bans on flavored tobacco products, national, state and local campaigns to discourage smoking, reductions in manufacturer rebates for the purchase of tobacco products and increases in taxes on cigarettes and other tobacco products could have a material adverse effect on the demand for tobacco products and, in turn, on GPM’s financial condition and results of operations.

Our financial condition and results of operations are influenced by changes in the wholesale prices of motor fuel, which may adversely impact our sales, customers’ financial condition and the availability of trade credit.

During the fiscal year ended December 31, 2019, fuel sales were approximately 65% of GPM’s total net sales and 34% of its gross profit, each of which will increase as a result of the acquisition of the business of Empire. Historically, GPM has not carried inventory on hand for more than five days in the ordinary course of its business and has not engaged in hedging transactions. GPM’s operating results are influenced by prices for motor fuel, variable retail margins and the market for such products. Crude oil and domestic wholesale motor fuel markets are volatile. General political conditions, acts of war or terrorism and instability in oil producing regions, particularly in the Middle East, Russia, Africa and South America, could significantly impact crude oil supplies and wholesale fuel prices. Significant increases and volatility in wholesale fuel prices could result in substantial increases in the retail price of motor fuel products, lower fuel gross margin per gallon, lower demand for such products and lower sales to consumers and dealers. This volatility makes it extremely difficult to predict the impact future wholesale cost fluctuations will have on GPM’s financial condition and results of operations. Increases in fuel prices compress retail fuel margin because fuel costs typically increase faster than retailers are able to pass them along to customers. In addition, when prices for motor fuel rise, some of GPM’s fuel distributor customers may have insufficient credit to purchase motor fuel from GPM at their historical volumes. Furthermore, as motor fuel prices decrease, so do prompt payment incentives, which are generally calculated as a percentage of the total purchase price of the motor fuel distributed. Finally, higher prices for motor fuel may reduce GPM’s access to trade credit or worsen the terms under which such credit is available to GPM.

Significant changes in demand for fuel-based modes of transportation could adversely affect our business.

The road transportation fuel and convenience business is generally driven by consumer preferences, growth of road traffic and trends in travel and tourism. A number of key factors could impact current customer behavior and trends with respect to road transportation and fuel consumption. These include new technologies providing increased access to non-fuel dependent means of transportation, legislation and regulations focused on fuel efficiency and lower fuel consumption, and the public’s general approach with regard to climate change and the effects of greenhouse gas emissions. Significant developments in any of the above-listed factors could lead to substantial changes in the demand for petroleum-based fuel and have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive industry characterized by low entry barriers.

We compete with other convenience stores, gas stations, large and small food retailers, quick service restaurants and dollar stores. Since all such competitors offer products and services that are very similar to those offered by us, a number of key factors determine our ability to successfully compete in the marketplace. These include the location of stores, competitive pricing, convenient access routes, the quality and configuration of stores and fueling facilities, and a high level of service. In particular, large convenience store chains have expanded their number of locations and remodeled their existing locations in recent years, enhancing their competitive position. In addition, some of our competitors have greater financial resources and scale than us, which may provide them with competitive advantages in negotiating fuel and other supply arrangements. Our inability to successfully compete in the marketplace by continuously meeting customer requirements concerning price, quality and service level could adversely affect its business, financial condition and results of operations.

Negative events or developments associated with branded motor fuel suppliers could have an adverse impact on our revenues.

The success of our operations is dependent, in part, on the continuing favorable reputation, market value and name recognition associated with the motor fuel brands sold at GPM-controlled gas stations and to independent and lessee dealers. An event which adversely affects the value of those brands could have a negative impact on the volumes of motor fuel we distribute, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We depend on four principal suppliers for the majority of our gross fuel purchases and two suppliers for merchandise. A failure by a principal supplier to renew its supply agreement, a disruption in supply or an unexpected change in supplier relationships could have a material adverse effect on our business.

For the fiscal year ended December 31, 2019, Valero Marketing and Supply Company (“Valero Marketing”) supplied approximately 21%, Marathon Petroleum Company LP (“Marathon Petroleum”) supplied approximately 21%, BP Products North America Inc. (“BP North America”) supplied approximately 15% and Equilon Enterprises LLC DBA Shell Oil Products US (“Shell”) supplied approximately 16% of GPM’s gross fuel purchases, respectively. GPM’s supply agreement with Valero Marketing expires in March 2026, GPM’s supply agreement with Marathon Petroleum expires in June 2023, GPM’s supply agreement with BP North America expires in December 2022 and GPM’s supply agreement with Shell expires in August 2023. If any of Valero Marketing, Marathon Petroleum, BP North America or Shell elects not to renew its contracts with GPM, GPM may be unable to replace the volume of motor fuel it currently purchases from such supplier on similar terms or at all. GPM relies upon its suppliers to timely provide the volumes and types of motor fuels for which they contract. GPM purchases motor fuels from a variety of suppliers under term contracts. In times of extreme market demand or supply disruption, GPM may be unable to acquire enough fuel to satisfy the demand of its customers. Any disruption in supply or a significant change in GPM’s relationship with its principal fuel suppliers could have a material adverse effect on our business, financial condition and results of operations.

GPM depends on two major vendors, Core-Mark and Grocery Supply Company, to supply a majority of its in-store merchandise. A significant disruption or operational failure affecting the operations of Core-Mark or Grocery Supply Company could materially impact the availability, quality and price of products sold at our convenience stores and gas stations, cause us to incur substantial unanticipated costs and expenses, and adversely affect our business, financial condition and results of operations.

A portion of GPM’s revenue is generated under fuel supply agreements with independent dealers that must be renegotiated or replaced periodically. If GPM is unable to successfully renegotiate or replace these agreements, then our results of operations and financial condition could be adversely affected.

A portion of GPM’s revenue is generated under fuel supply agreements with independent dealers. As these supply agreements expire, they must be renegotiated or replaced. GPM’s fuel supply agreements generally have an initial term of 10 years and, as of September 30, 2020, had a volume-weighted average remaining term of approximately 6.0 years. GPM’s dealers have no obligation to renew their fuel supply agreements with GPM on similar terms or at all.

GPM may be unable to renegotiate or replace its fuel supply agreements when they expire, and the terms of any renegotiated fuel supply agreements may not be as favorable as the terms of the agreements they replace. Whether these fuel supply agreements are successfully renegotiated or replaced is frequently subject to factors beyond GPM’s control. Such factors include fluctuations in motor fuel prices, a dealer’s ability to pay for or accept the contracted volumes and a competitive marketplace for the services offered by GPM. If GPM cannot successfully renegotiate or replace its fuel supply agreements or must renegotiate or replace them on less favorable terms, revenues from these arrangements could decline and our results of operations and financial condition could be adversely affected.

The retail sale, distribution and storage of motor fuels is subject to environmental protection and operational safety laws and regulations that may expose us or our customers to significant costs and liabilities, which could have a material adverse effect on our business.

GPM and its facilities and operations are subject to various federal, state and local environmental, health and safety laws, and regulations. These laws and regulations continue to evolve and are expected to increase in both number and complexity over time and govern not only the manner in which GPM conducts its operations, but also the products it sells. For example, international agreements and national, regional, and state legislation and regulatory measures that aim to limit or reduce greenhouse gas emissions or otherwise address climate change are currently in various stages of implementation. There are inherent risks of increasingly restrictive environmental and other regulation that could materially impact our results of operations or financial condition. Most of the costs of complying with existing laws and regulations pertaining to GPM’s operations and products are embedded in the normal costs of doing business. However, it is not possible to predict with certainty the amount of additional investments in new or existing technology or facilities or the amounts of increased operating costs to be incurred in the future to prevent, control, reduce or eliminate releases of hazardous materials or other pollutants into the environment; remediate and restore areas damaged by prior releases of hazardous materials; or comply with new or changed environmental laws or regulations. Although these costs may be significant to the results of operations, we do not presently expect them to have a material adverse effect on our liquidity or financial position. Accidental leaks and spills requiring cleanup may occur in the ordinary course of business. We may incur expenses for corrective actions or environmental investigations at various owned and previously owned facilities or leased or previously leased and at third-party-owned waste disposal sites used by GPM. An obligation may arise when operations are closed or sold or at non-GPM sites where company products have been handled or disposed of. Expenditures to fulfill these obligations may relate to facilities and sites where past operations followed practices and procedures that were considered acceptable at the time but may require investigative or remedial work or both to meet current or future standards.

Our business involves the purchase of motor fuels for retail sale and wholesale distribution to customers, including third-party sub-wholesalers and bulk purchasers. GPM’s share of the motor fuels is distributed to GPM-controlled convenience stores, independent and lessee dealers and consignment locations, whereas the third-party sub-wholesalers’ share is generally distributed to convenience stores and the bulk purchasers’ share is generally retained for their own use. GPM does not physically transport any of the motor fuels. Rather, third-party transporters distribute the motor fuels.

The transportation of motor fuels by third-party transporters, as well as the associated storage of such fuels at locations including convenience stores, are subject to various federal, state and local environmental laws and regulations, including those relating to ownership and operation of underground storage tanks, the release or discharge of regulated materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to regulated materials, and the health and safety of employees dedicated to such transportation and storage activities. These laws and regulations may impose numerous obligations and restrictions that are applicable to motor fuels transportation and storage and other related activities, including acquisition of, or applications for, permits, licenses, or other approvals before conducting regulated activities; restrictions on the quality and labeling of the motor fuels that may be sold; restrictions on the types, quantities and concentration of materials that may be released into the environment;

required capital expenditures to comply with pollution control requirements; and imposition of substantial liabilities for pollution or non-compliance resulting from these activities. Numerous governmental authorities, such as the U.S. Environmental Protection Agency (the “EPA”), and analogous state agencies, have the power to monitor and enforce compliance with these laws and regulations and the permits, licenses and approvals issued under them, including fines, which can result in increased pollution control equipment costs or other actions. Failure to comply with these existing laws and regulations, or any newly adopted laws or regulations, may trigger administrative, civil or criminal enforcement measures, including the assessment of monetary penalties or other sanctions, the imposition of investigative, remedial or corrective action obligations, the imposition of additional compliance requirements on certain operations or the issuance of orders enjoining certain operations. Moreover, the trend in environmental regulation is for more restrictions and limitations on activities that may adversely affect the environment, the occurrence of which may result in increased costs of compliance.

Where releases of motor fuels or other substances or wastes have occurred, federal and state laws and regulations require that contamination caused by such releases be assessed and remediated to meet applicable clean-up standards. Certain environmental laws impose strict, joint and several liability for costs required to clean-up and restore sites where motor fuels or other waste products have been disposed or otherwise released. The costs associated with the investigation and remediation of contamination, as well as any associated third-party claims for damages or to impose corrective action obligations, could be substantial and could have a material adverse effect on GPM or its customers who transport motor fuels or own or operate convenience stores or other facilities where motor fuels are stored. While GPM has no plans to transport or store the motor fuels it distributes, if GPM were ever to conduct activities that resulted in it being legally characterized as a transporter of motor fuels, or if it were ever held under applicable law to have negligently entrusted these transportation or any storage duties to a third party, then GPM, too, could be subject to some or all of these costs and liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

For more information on potential risks arising from environmental and occupational safety and health laws and regulations, please see “Business—Government Regulation.”

Business disruption and related risks resulting from the outbreak of COVID-19 could have a material adverse effect on our business and results of operations.

In December 2019, Chinese officials reported a novel coronavirus (“COVID-19”) outbreak. COVID-19 has since spread throughout the world, leading the World Health Organization to declare on March 11, 2020, that COVID-19 reached the magnitude of a global pandemic. The rapid spread of COVID-19 throughout the U.S. led federal, state and local governments to take significant steps in an attempt to reduce exposure to COVID-19 and control its negative effects on public health and the U.S. economy. Such governmental measures remain ongoing. The ultimate duration and severity of COVID-19 remain uncertain, however, a substantial and continuous deterioration in the business environment in the United States could have a material adverse effect on our business, financial condition and results of operations, including:

•

Significant reductions or volatility in demand for products sold at our convenience stores and gas stations due to substantially lower customer traffic resulting from travel restrictions and/or social distancing measures;

•	Significant disruptions, or even a complete shutdown, of some or all of our operations as a result of government-imposed restrictions on customers and/or employees;

•

Temporary or long-term disruptions to our supply chain in connection with the pandemic’s impact on our network of suppliers and distributors, significantly impacting the quality, variety and pricing of merchandise sold at GPM sites;

•	Limitation on employee availability and restrictions on the sale and pricing of certain products;

•	Cost to comply with constantly evolving laws and regulations related to COVID-19, including additional cleaning and protective equipment for employees;

•	Store closures and reduction of store capacity because of local outbreaks of COVID-19 resulting in reduced sales of merchandise and fuel;

•	Significant delays in the import of certain products, including essential products expected to sell at an increased volume in connection with COVID-19;

•	Changes to our competitors’ service offerings, including delivery and drive-through options, which GPM offers on a limited basis; and

•	Reduced value of newly acquired stores as they experience reduced sales compared to the time of acquisition.

Advancements in technologies that significantly reduce fuel consumption could adversely affect our business.

Fuel competes with other sources of energy, some of which are less costly on an equivalent energy basis. There have been significant governmental incentives and consumer pressures to increase the use of alternative fuels in the United States. A number of automotive, industrial and power generation manufacturers are developing more fuel-efficient engines, hybrid engines and alternative clean power systems. In 2019, hybrid and electric vehicles accounted for approximately 1.9% of all automotive sales in the United States. The more successful and widespread these alternatives become, as a result of governmental incentives or regulations, technological advances, consumer demand, improved pricing or otherwise, the greater the potential negative impact on the demand, pricing and profitability of our fuel-based products and services.

Failure to comply with applicable laws and regulations could result in liabilities, penalties or costs that could have a material adverse effect on our business.

GPM’s operations are subject to numerous federal, state and local laws and regulations, including regulations related to the sale of alcohol, tobacco, nicotine products, lottery/lotto products and other age-restricted products, various food safety and product quality requirements, environmental laws and regulations, and various employment and tax laws. We expect that there will be frequent changes and variation in local and state regulations in response to COVID-19, including the regulation of in-house dining and capacity restrictions, which vary by jurisdiction and locality. GPM will be required to devote substantial resources in order to comply with this changing regulatory environment and will be required to implement compliance protocols that will vary based on local requirements and regulations.

GPM’s violation of, or inability to comply with, state laws and regulations concerning the sale of alcohol, tobacco, nicotine products, lottery/lotto products and other age-restricted products could expose GPM to regulatory sanctions ranging from monetary fines to the revocation or suspension of GPM’s permits and licenses for the sale of such products. Such regulatory action could adversely affect our business, financial condition and results of operations.

GPM’s failure to comply with applicable labor and employment laws pertaining to, among others, minimum wage, mandated healthcare benefits or paid time-off benefits could result in increased regulatory scrutiny, monetary fines and substantial costs and expenses related to legal proceedings.

GPM’s business, particularly the operation of gas stations, and the storage and transportation of fuel products, is directly affected by numerous environmental laws and regulations in the United States pertaining, in particular, to the quality of fuel products, the handling and disposal of hazardous wastes and the prevention and remediation of environmental contaminations. Such laws and regulations are constantly evolving and have generally become more stringent over time. GPM’s compliance with such evolving regulation requires significant and continuously increasing capital expenditures. GPM’s business may also be (indirectly) affected by the adoption of environmental laws and regulations intended to address global climate change by limiting carbon emissions and introducing more stringent requirements for the exploration, drilling and transportation of crude oil and petroleum products. Increasingly wide-spread implementation of such laws and regulations may lead to a significant increase in the cost of petroleum-based fuels and, in turn, lower demand for road transportation fuel. GPM’s failure to comply with applicable environmental laws and regulations, or a significant contamination at one of its sites requiring remediation of contaminated soil and groundwater on a large scale, could expose GPM to substantial fines and penalties, as well as administrative, civil and criminal charges, all of which could have a material adverse effect on our business, reputation, financial condition and results of operations.

GPM is subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, fuel excise taxes, sales and use taxes, payroll taxes, franchise taxes, property taxes and tobacco taxes. Many of these tax liabilities are subject to periodic audits by the respective taxing authorities. Substantial changes or reforms in the current tax regime could result in increased tax expenses and potentially have a material adverse effect on our financial condition and results of operations.

A ban of electronic gaming machines in Virginia could have a material adverse effect on our results of operations and business.

GPM operates approximately 60 electronic gaming machines in its retail stores in Virginia. Under current Virginia legislation, GPM will be required to stop operating the machines as of June 30, 2021, unless new legislation is enacted. The ban on electronic gaming machines could have an adverse effect on our financial condition and results of operations.

Substantial management turnover could adversely affect our business.

We are currently managed by a group of experienced senior executives with substantial knowledge and understanding of the industry in which it operates. Our inability to retain our senior management, adequately replace any member of our management team in case of departure or identify and recruit highly qualified individuals for future management positions, could adversely affect our business, reputation and results of operations. Uncertainty about the effect of the Business Combination on GPM’s business, employees, customers, third parties with whom GPM has relationships, and other third parties, including regulators, may have an adverse effect on us. These uncertainties may impair our ability to attract, retain and motivate key personnel for a period of time after the Business Combination. If key employees depart because of uncertainty related to the Business Combination or a desire not to remain with us, our business could be harmed.

The failure to recruit or retain qualified personnel could adversely affect our business.

GPM is dependent on its ability to recruit and retain qualified individuals to work in and manage its convenience stores, and its operations are subject to federal and state laws governing such matters as minimum wages, overtime, working conditions and employment eligibility requirements. Economic factors, such as a decrease in unemployment and an increase in mandatory minimum wages and social benefits, could have a material impact on our results of operations if GPM is required to significantly increase its wages and benefits expenditures in order to attract and retain qualified personnel. At the state and local levels, there are proposals currently under consideration to increase minimum wage rates. In 2019, efforts were put forth by the U.S. federal government to increase the federal minimum wage to $15 per hour, instead of the current rate of $7.25 per hour. Such an increase could have a material impact on our results of operations. However, no such legislation has been enacted at this time. Additionally, the ongoing impact of the COVID-19 pandemic could impact GPM’s ability to recruit and retain qualified personnel.

Unfavorable weather conditions could adversely affect our business.

Weather conditions have a significant effect on GPM’s sales, as retail customer transactions in higher profit margin products generally increase when weather conditions are favorable. Consequently, GPM’s results are seasonal, and GPM typically earns more during the warmer second and third quarters of the year. Severe weather phenomena, such as hurricanes, during those quarters may adversely affect GPM’s results of operations. In addition, severe weather conditions could result in significant damage to GPM gas stations, convenience stores and infrastructure, potentially resulting in substantial costs and expenses.

GPM may be held liable for fraudulent credit card transactions on its fuel dispensers.

Europay, MasterCard and Visa, or EMV, is a global standard for credit cards that uses computer chips to authenticate and secure chip-card transactions. The liability for fraudulent credit card transactions shifted from the credit card processor to GPM in October 2015 for transactions processed inside the convenience stores (although due to the unavailability of the correct software from branded fuel suppliers, certain of such suppliers have retained certain associated liabilities) and will shift to GPM in April 2021 for transactions at the fuel dispensers. In connection with incentive funds provided by fuel suppliers, GPM is actively upgrading its point-of-sale machines and fuel dispensers to be EMV-compliant at the fuel dispenser. GPM has upgraded all of its inside point-of-sale machines to be EMV-compliant and is in the process of upgrading its fuel dispensers to be EMV-compliant (approximately 30% of retail locations were upgraded by the end of 2020). Due to the unavailability of the correct software from branded fuel suppliers and the cost to upgrade each site, GPM does not expect to upgrade all of its sites prior to April 2021 and accordingly, may be subject to liability for fraudulent credit card transactions processed at fuel dispensers.

Significant disruptions of GPM’s information technology systems or breaches of its data security could adversely affect our business.

GPM relies on multiple information technology systems and a number of third-party vendor platforms (collectively, “IT Systems”) in order to run and manage its daily operations. Such IT Systems allow GPM to manage various aspects of its business and to provide reliable analytical information to its management. IT Systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of access to data and information, security breaches or other security incidents, and computer viruses or attacks. A serious, long-lasting disruption of GPM’s IT Systems could lead to the breakdown of critical operations and financial reporting systems, and have a material adverse effect on our business, reputation, financial condition and results of operation.

As a fuel and merchandise retailer, GPM collects and stores large amounts of data on its network, including personal data from customers, as well as other sensitive information concerning its employees, business partners and vendors. A breakdown or breach of GPM’s IT Systems could result in the unauthorized release of such personal and sensitive information. Although GPM has invested in measures to reduce these risks, it cannot guarantee that such measures will be successful in preventing compromise and/or disruption of its IT Systems and related data. An unauthorized release of personal data and other sensitive information resulting from a breakdown or breach of GPM’s IT Systems could expose it to significant costs and expenses, regulatory investigations and penalties, and potential lawsuits, all of which could have a material adverse effect on our reputation, financial condition and results of operations.

GPM depends on third-party transportation providers for the transportation of all of its motor fuel. Thus, a change of providers or a significant change in GPM’s relationship with these providers could have a material adverse effect on our business.

All of the motor fuel GPM distributes is transported from terminals to gas stations by third-party transportation providers. Such providers may suspend, reduce or terminate their obligations to GPM if certain events (such as force majeure) occur. A change of key transportation providers, a disruption or cessation in services provided by such providers or a significant change in GPM’s relationship with such providers could have a material adverse effect on our business, financial condition and results of operations.

GPM’s operations present risks which may not be fully covered by insurance.

GPM carries comprehensive insurance against the hazards and risks underlying its operations. GPM believes its insurance policies are customary in the industry; however, some losses and liabilities associated with its operations may not be covered by its insurance policies. In addition, there can be no assurance that GPM will be able to obtain similar insurance coverage on favorable terms (or at all) in the future. Significant uninsured losses and liabilities could have a material adverse effect on our financial condition and results of operations. Furthermore, GPM’s insurance is subject to high deductibles. As a result, certain large claims, even if covered by insurance, may require a substantial cash outlay by GPM, which could have a material adverse effect on our financial condition and results of operations.

GPM’s variable rate debt could adversely affect its financial condition and results of operations.

Certain of GPM’s outstanding term loans and revolving credit facility bear interest at variable rates, subjecting GPM to fluctuations in the short-term interest rate. As of September 30, 2020, approximately 88% of GPM’s debt bore interest at variable rates, and approximately 96% of GPM’s debt bore interest at variable rates after consummation of the Empire Acquisition. Consequently, significant increases in market interest rates would create substantially higher debt service requirements for GPM, which could have a material adverse effect on its overall financial condition, including its ability to service its indebtedness.

GPM’s credit facilities have substantial restrictions and financial covenants that may restrict GPM’s business and financing activities.

GPM depends on the earnings and cash flow generated by its operations in order to meet its debt service obligations. The operating and financial restrictions and covenants in GPM’s credit facilities, and any future financing agreements, may restrict GPM’s ability to finance future operations or expand GPM’s business activities. For example, GPM’s credit facilities restrict its ability to, among other things:

•	incur additional debt or issue guarantees;

•	incur or permit liens to exist on certain property;

•	make certain investments, acquisitions or other restricted payments;

•	modify or terminate certain material contracts; and

•	merge or dispose of all or substantially all of its assets.

In addition, the credit agreements governing GPM’s credit facilities contain covenants requiring GPM to maintain certain financial ratios. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information about GPM’s credit facilities.

GPM’s ability to comply with these restrictions and covenants is uncertain and will be affected by the levels of cash flow from operations and other events or circumstances beyond GPM’s control. If market or other economic conditions deteriorate, GPM’s ability to comply with these covenants may be impaired. If GPM violates any provisions of its credit facilities that are not cured or waived within the appropriate time periods provided in such credit facilities, a significant portion of GPM’s indebtedness may become immediately due and payable, and GPM’s lenders’ commitment to make further loans to GPM may terminate. GPM might not have, or be able to obtain, sufficient funds to make these accelerated payments.

If GPM were unable to repay the accelerated amounts, its lenders could proceed against the collateral granted to them to secure such debt. If the payment of GPM’s debt is accelerated, its assets may be insufficient to repay such debt in full, which could result in GPM’s insolvency.

The enactment and implementation of derivatives legislation, and the promulgation of regulations pursuant thereto, could have an adverse effect on GPM’s ability to use derivative instruments to reduce the effect of commodity-price, interest-rate, and other risks associated with GPM’s business and increase the working capital requirement to conduct these hedging activities.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted on July 21, 2010, established federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. The Dodd-Frank Act requires the Commodities Futures Trading Commission (the “CFTC”) and the SEC to promulgate rules and regulations implementing the Dodd-Frank Act. Although the CFTC has finalized certain regulations, others remain to be finalized or implemented, and it is not possible at this time to predict when this will occur.

The CFTC has designated certain interest-rate swaps and credit-default swaps for mandatory clearing, and the associated rules require GPM, in connection with derivative activities, to comply with clearing and trade-execution requirements or take steps to qualify for an exemption from such requirements. Although GPM would qualify for the end-user exception from the mandatory clearing requirements for swaps entered to hedge certain commercial risks, the application of the mandatory clearing and trade-execution requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that GPM may use for hedging. In addition, for uncleared swaps, the CFTC or federal banking regulators may require end-users to enter into credit support documentation and/or post initial and variation margin in the future, although current rules do not require GPM’s swap dealer counterparties to collect margin from GPM for hedging transactions that it may engage in. Posting of collateral could impact liquidity and reduce cash available to GPM for capital expenditures, therefore reducing GPM’s ability to enter into derivatives to reduce risk and protect cash flows.

Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and gas. GPM’s revenues could be adversely affected if a consequence of the Dodd-Frank Act, and related regulations, is lower commodity prices.

The full impact of the Dodd-Frank Act and related regulatory requirements upon GPM’s business will not be known until all regulations are implemented and the market for derivative contracts has adjusted. From GPM’s perspective, the Dodd-Frank Act, and related current and future regulations, could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against business risks and reduce the ability to monetize or restructure existing derivative contracts. To date, GPM has engaged in very limited hedging transactions. While we may decide to enter into hedging transactions in the future, the Dodd-Frank Act, and related regulations, may prevent GPM from using derivatives.

In addition to derivatives legislation in the U.S., the European Union and other non-U.S. jurisdictions are implementing regulations with respect to the derivatives market. To the extent GPM transacts with counterparties in foreign jurisdictions, GPM may become subject to such regulations. At this time, the impact of such regulations is not clear.

The proposed phase out of the London Interbank Offered Rate (“LIBOR”) could adversely affect our results of operations and financial condition.

In 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. In 2019, the Financial Accounting Standards Board proposed guidance that would help facilitate the market transition from existing reference rates to alternative rates; however, there is currently no definitive information regarding the future use of LIBOR or a replacement rate. As of June 30, 2020, approximately 89% of GPM’s debt bore interest at variable rates, and approximately 96% of GPM’s debt bore interest at variable rates after consummation of the Empire Acquisition. Most of GPM’s credit agreements were entered into in 2019 and the beginning of 2020. Such credit agreements include a mechanism, pursuant to which the underlying interest rate shall be determined according to the alternative index replacing LIBOR, as customary in the market at the time. Since there is still great uncertainty in the market with respect to the elimination of LIBOR and the potential transition to a replacement rate, the impact of such changes on GPM’s future debt repayment obligations, results of operations and financial condition remains uncertain.

Terrorist attacks and threatened or actual war may adversely affect our business.

Our business is affected by general economic conditions and fluctuations in consumer confidence and spending, which can decline as a result of numerous factors outside of our control. Terrorist attacks or threats, whether within the U.S. or abroad, rumors or threats of war, actual conflicts involving the U.S. or its allies, or military or trade disruptions impacting GPM suppliers or customers may adversely impact GPM’s operations. Specifically, strategic targets such as energy related assets (which could include refineries that produce the motor fuel GPM purchases or ports in which crude oil is delivered) may be at greater risk of future terrorist attacks than other targets in the U.S. or abroad. Such occurrences could have a substantial impact on energy prices, including prices for motor fuels, and a material adverse effect on our business and results of operations.

Risks Related to the Business Combination and Integration of Businesses

Management’s focus and resources may be diverted from operational matters and other strategic opportunities as a result of the Business Combination.

The Business Combination may place a significant burden on management and other internal resources. The diversion of management’s attention and any difficulties encountered in the transition process could affect our business, financial condition, results of operations and prospects, including with respect to any future growth-oriented acquisitions undertaken by us. A significant component of our organic growth strategy consists of remodeling our convenience stores in order to improve customers’ shopping experience by offering high-quality, convenient and efficient facilities. Diversion of management’s attention and any difficulties encountered in the transition process could lead to substantial delays in the timing of the remodeling and have an adverse effect on us.

We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

We face increased legal, accounting, administrative and other costs and expenses as a public company that GPM did not previously incur.

The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require us to carry out activities we had not done previously. For example, we created new board committees and adopted new internal controls and disclosure controls and procedures. In addition, additional expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if our auditors identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. It was also more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on the Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand our business and achieve certain strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

We may not be able to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act.

We were not previously subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination and the transactions related thereto, we became subject to compliance with Section 404 of the Sarbanes-Oxley Act, which requires us, among other things, to evaluate annually the effectiveness of its internal controls over financial reporting. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of us prior to the Business Combination. Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”) requires that, beginning with the second annual report following the Business Combination, management assess and report annually on the effectiveness of internal control over financial reporting and identify any material weaknesses in internal control over financial reporting. Additionally, Section 404(b) requires the independent registered public accounting firm to issue an annual report that addresses the effectiveness of internal control over financial reporting. We expect that our first Section 404(a) and 404(b) assessment will take place for our annual report for the year ending December 31, 2021. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that became applicable after the Business Combination. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our shares of common stock.

Arko Holdings is required to repay principal and interest outstanding under its corporate bonds in New Israeli Shekels (“NIS”) rather than U.S. dollars, which could expose us to unfavorable exchange rate fluctuations.

Arko Holdings has NIS 243,234,809 par value (approximately $71.6 million as of September 30, 2020) Series C corporate bonds outstanding (“Bonds (Series C)”), all of which are denominated in NIS. Arko Holding’s obligation to repay the outstanding principal and interest under the Bonds (Series C) exposes us to unfavorable exchange rate fluctuations between the NIS and the U.S. dollar, such that a substantial value increase in the NIS against the U.S. dollar could impact liquidity. We may enter into currency hedging transactions in order to decrease the risks associated with unfavorable exchange rate fluctuations; however, there is no assurance that such hedging transactions will provide adequate protection and cover all of the potential exposure in connection with exchange rate fluctuations.

Our ability to successfully operate the business following the Business Combination is largely dependent upon the efforts of certain key personnel. The loss of such key personnel could negatively impact our operations and financial results.

Our ability to successfully operate the business following the Business Combination is dependent upon the efforts of certain key personnel. Although we expect key personnel to remain with us, there can be no assurance that they will do so. It is possible that we will lose some key personnel, and that loss could negatively impact our operations and profitability. Furthermore, certain of our key personnel may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

Some of GPM’s relationships with its customers, vendors and suppliers may experience disruptions in connection with the Business Combination, which may limit our business.

Parties with which GPM currently does business or may do business in the future, including customers, vendors and suppliers, may experience uncertainty associated with the Business Combination, including with respect to future business relationships with us. As a result, the business relationships of GPM may be subject to disruptions if customers, vendors, suppliers or others attempt to renegotiate changes in existing business relationships or consider entering into business relationships with parties other than GPM. For example, certain customers and partners of GPM may exercise contractual termination rights as they arise or elect to not renew contracts with GPM. These disruptions could harm relationships with existing customers, vendors, suppliers or others and preclude GPM from attracting new customers, all of which could have a material adverse effect on the business, financial condition and results of operations of GPM and/or us.

Risks Related to Our Organizational Structure

Our principal stockholders and management control us and their interests may conflict with yours in the future.

Our executive officers and directors and significant stockholders beneficially owned approximately 68% of our outstanding voting stock as of December 28, 2020. Each share of common stock initially entitles its holders to one vote on all matters presented to stockholders generally. Accordingly, those owners, if voting in the same manner, will be able to control the election and removal of our directors and thereby determine corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of the certificate of incorporation and bylaws and other significant corporate transactions for so long as they retain significant ownership. This concentration of ownership may delay or deter possible changes in control, which may reduce the value of an investment in the common stock. So long as they continue to own a significant amount of the combined voting power, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions.

Our corporate structure includes Israeli subsidiaries that may have adverse tax consequences and expose us to additional tax liabilities.

Our corporate structure includes Israeli subsidiaries that file tax returns in Israel. Israeli tax authorities may challenge positions taken by such subsidiaries with respect to its tax returns. To the extent such a challenge is sustained, this could increase our worldwide effective tax rate and adversely impact our financial position and results of operations. In addition, tax law or regulations in Israel may be amended and Israeli tax authorities may change their interpretations of existing tax law and regulations such that we may be subject to increased tax liabilities, including upon termination or liquidation of its Israeli subsidiaries. If an Israeli subsidiary generates cash that we wish to transfer to the U.S. or if cash generated by our operations is not sufficient to fund our U.S. operations, we may face additional tax liabilities in transferring cash from our Israeli subsidiaries by means of dividends or otherwise to support us, primarily due to withholding tax requirements imposed pursuant to the provisions of the Israeli tax law (which may be reduced under the provisions of the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income), which could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with rules and regulations to satisfy our reporting obligations in connection with Arko Holdings’ Bonds (Series C) that trade on the Tel Aviv Stock Exchange (“TASE”), and failure to comply with such rules may lead investors to lose confidence in Arko Holdings’ financial data, which could negatively impact us.

Arko Holdings is subject to the reporting requirements of the ISL so long as Arko Holdings’ Bonds (Series C) trade on the TASE. A significant change in the reporting requirements to which Arko Holdings is subject in Israel could result in substantial legal, accounting and other costs, and be burdensome on our personnel, systems and internal resources. We devote significant resources to address reporting and compliance requirements under Israeli law; however, the measures we take may not be sufficient to satisfy such requirements in the future. Our failure to comply with such requirements may lead investors to lose confidence in Arko Holdings’ financial data, which could negatively impact us.

Our amended and restated certificate of incorporation designates specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claim for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of or based on a breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders; (3) any action asserting a claim pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated certificate of incorporation further provides that unless we consent in writing to the selection of an alternative forum, the United States District Court in Delaware shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). In addition, our amended and restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of common stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the Delaware Forum Provision and the Federal Forum Provision in our amended and restated certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clauses in our amended and restated certificate of incorporation may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Risks Related to Our Securities

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in our implementation could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which is likely to negatively affect our business and the market price of our common stock.

We are required to comply with Section 404 of the Sarbanes-Oxley Act, which requires management to certify the effectiveness of its internal control over financial reporting. Section 404(a) requires that, beginning with our second annual report following the Business Combination, management assess and report annually on the effectiveness of its internal control over financial reporting and identify any material weaknesses in its internal control over financial reporting. Additionally, Section 404(b) requires the independent registered public accounting firm to issue a report annually that addresses the effectiveness of internal control over financial reporting. Our first Section 404(a) and 404(b) assessment is expected to take place for the annual report for the year ending December 31, 2021.

The market price and trading volume of our common stock may be volatile and could decline significantly.

The stock markets, including Nasdaq and the TASE, on which we list our common stock have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our common stock, the market price of our common stock may be volatile and could decline significantly. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the market price of our common stock as of the date of this prospectus. We cannot assure you that the market price of our common stock will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this prospectus;

•	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, level of indebtedness, liquidity or financial condition;

•	additions and departures of key personnel;

•	failure to comply with the requirements of Nasdaq or the TASE;

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•	future issuances, sales or resales, or anticipated issuances, sales or resales, of our common stock;

•	publication of research reports about us, our sites or the convenience store industry generally;

•	the performance and market valuations of other similar companies;

•	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

•	speculation in the press or investment community;

•	actual, potential or perceived control, accounting or reporting problems; and

•	changes in accounting principles, policies and guidelines.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us or the convenience store industry, our share price and trading volume could decline significantly.

The market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the market price and liquidity for our common stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade their opinions about our common stock, publish inaccurate or unfavorable research about us, or cease publishing about us regularly, demand for our common stock could decrease, which might cause our share price and trading volume to decline significantly. Additionally, if securities or industry analysts publish negative information regarding the industry generally or certain competitors of ours, this may affect the market price of all stocks in our sector, even if unrelated to our performance.

Future issuances of debt securities and/or equity securities may adversely affect us, including the market price of our common stock, and may be dilutive to existing stockholders.

In the future, we may incur debt and/or issue equity ranking senior to our common stock. Those securities will generally have priority upon liquidation. Such securities also may be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock. Because our decision to issue debt and/or equity in the future will depend, in part, on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of our common stock and be dilutive to existing stockholders.

Certain provisions in our amended and restated certificate of incorporation may limit stockholders’ ability to affect a change in management or control.

Our amended and restated certificate of incorporation includes certain provisions which may have the effect of delaying or preventing a future takeover or change in control that stockholders may consider to be in their best interests. Among other things, our amended and restated certificate of incorporation provides for a classified board of directors serving staggered terms of three years. Our equity plans and our officers’ employment agreements provide certain rights to plan participants and those officers, respectively, in the event of a change in control. For more information, see “Description of Securities.”

In the foreseeable future, we plan to reinvest all of our earnings and do not plan to pay dividends on our common stock.

In the foreseeable future, we plan to reinvest all of our earnings in order to pursue our business plan, cover operating costs and otherwise remain competitive. We do not plan to pay any cash dividends with respect to our common stock in the foreseeable future. There can be no assurance that we will, at any time, generate sufficient surplus cash that would be available for distribution to our stockholders as a dividend. Therefore, investors should not expect to receive cash dividends in the foreseeable future. Furthermore, any potential future dividends paid by GPM will partially flow through an Israeli company to us. As a result, the potential future dividends flowing through an Israeli company may be subject to Israeli tax liabilities, including withholding tax liabilities, thus reducing the earnings available to pay cash dividends.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

Our common stock and Public Warrants are currently listed on Nasdaq under the symbols “ARKO” and “ARKOW,” respectively. If Nasdaq delists our shares and/or warrants from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•

a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of our common stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

While our common stock is listed on the TASE, there is no guarantee as to how long such listing will be maintained.

While our common stock is listed on the TASE pursuant to Chapter E’3 of the ISL, we shall have the exclusive right to delist our securities from the TASE, provided we furnish notice thereof three months in advance of such delisting. If our common stock is delisted as aforesaid, some holders of the common stock that is traded on the TASE may be required or will choose to sell their stock, which could result in a decline in the market price of the common stock and could have a material adverse effect on us.

USE OF PROCEEDS

All of the common stock offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their respective accounts. We will not receive any of the proceeds from these sales.

We will receive up to an aggregate of approximately $199.3 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. We will have broad discretion over the use of proceeds from the exercise of the Warrants. There is no assurance that the holders of the Warrants will elect to exercise any or all of such Warrants. To the extent that the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of common stock underlying the Warrants offered hereby is determined by reference to the exercise price of the Warrants of $11.50 per share. The Public Warrants are listed on the Nasdaq Global Select Market under the symbol “ARKOW.”

We cannot currently determine the price or prices at which shares of our common stock may be sold by the Selling Stockholders under this prospectus.

MARKET INFORMATION FOR COMMON STOCK AND DIVIDEND POLICY

Market Information

Our common stock and Public Warrants are currently listed on the Nasdaq Global Select Market under the symbols “ARKO” and “ARKOW,” respectively. Our common stock is currently also listed on the TASE under the symbol “ARKO.” Prior to the consummation of the Business Combination, our common stock and our Public Warrants were listed on the Nasdaq Capital Market under the symbols “HYAC” and “HYACW,’ respectively. As of January 12, 2021, there were 18 holders of record of our common stock and 4 holders of record of our Warrants. We currently do not intend to list the Private Warrants offered hereby on any stock exchange or stock market.

Dividend Policy

We have not paid any cash dividends on the common stock to date. We may retain future earnings, if any, in order to pursue our business plan, cover operating costs and otherwise remain competitive, and have no current plans to pay cash dividends on the common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. We do not anticipate declaring any cash dividends to holders of the common stock in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

The following table contains information as of December 31, 2020 with respect to compensation plans under which any of our equity securities are authorized for issuance. This table includes information as of December 31, 2020 with respect to our equity securities under the ARKO Corp. 2020 Incentive Compensation Plan (the “2020 Plan”), which was approved by our stockholders in connection with the Business Combination and is our only equity compensation plan.

	Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by securityholders	435,899	(1)	$—	12,413,166
Equity compensation plans not approved by securityholders	—		—	—

Total	435,899		$—	12,413,166

(1)

Represents shares of common stock held by a trustee in order to receive favorable tax treatment under Israel laws in accordance with and subject to the terms and conditions set forth in the Israeli Appendix attached to the 2020 Plan.

SELECTED HISTORICAL FINANCIAL INFORMATION

Prior to the closing of the Business Combination, Arko Holdings held a majority of the outstanding equity of GPM, which is the entity responsible for operating the business of the Company described in this prospectus. Following the closing of the Business Combination, both Arko Holdings and GPM became our indirect wholly owned subsidiaries.

The following table contains selected historical consolidated financial data for Arko Holdings for the three and nine months ended September 30, 2020 and 2019, and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015. The financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been derived from the audited consolidated financial statements of Arko Holdings included elsewhere in this prospectus. The financial data as of September 30, 2020 and for the three and nine months ended September 30, 2020 and 2019 have been derived from the unaudited condensed consolidated financial statements of Arko Holdings included elsewhere in this prospectus. The financial data as of December 31, 2017 have been derived from the audited financial statements not included in this prospectus. The financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015 have been derived from the consolidated financial statements of Arko Holdings that are unaudited for purposes of US GAAP as presented below, not included in this prospectus. Results from interim periods are not necessarily indicative of results that may be expected for the entire year and historical results are not indicative of the results to be expected in the future. The information below is only a summary and should be read in conjunction with the information contained under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in Arko Holdings’ audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus.

As explained elsewhere in this prospectus, the financial information contained in this section relates to Arko Holdings, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of the post-combination company going forward. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus.

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019	2018	2017	2016	2015
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenues	$960,078	$1,104,295	$2,674,233	$3,116,695	$4,128,690	$4,064,883	$3,041,134	$2,220,647	$1,967,628
Operating income (loss)	32,114	11,564	71,840	8,659	1,324	35,913	20,933	21,464	18,408
Net income (loss)	17,157	(5,014)	36,809	(27,192)	(47,162)	23,464	739	7,837	3,879
Net earnings (loss) per share—basic and diluted	$0.01	$(0.01)	$0.03	$(0.03)	$(0.06)	$0.01	$(0.01)	$0.00	$0.00

		As of December 31,
	As of September 30, 2020	2019	2018	2017	2016	2015
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$165,785	$32,117	$29,891	$35,215	$41,036	$11,212
Total current assets	419,815	290,111	271,859	248,276	208,911	143,412
Total assets	1,918,972	1,847,365	1,028,011	814,922	730,928	417,583
Long-term debt, net	318,667	218,680	180,605	134,873	154,352	102,165

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Capitalized terms used in this section of the prospectus and not defined in this section of the prospectus have the respective meanings given to those terms as defined and included elsewhere in this prospectus. Terms specifically defined in this section have such meanings for purposes of this section of this prospectus. In particular, in this section of the prospectus, the term “Arko” refers to Arko Holdings Ltd. The term “New Parent Common Stock” refers to the common stock of ARKO Corp. (i.e. New Parent).

The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of Haymaker, Arko and Empire as adjusted to give effect to:

•	the reverse recapitalization by Arko of New Parent and Haymaker (the “Business Combination”);

•	Arko’s acquisition of the Empire business (the “Acquisition”); and

•	Related financing transactions.

The transactions above are collectively referred to as the “Transactions.” The unaudited pro forma condensed combined balance sheet as of September 30, 2020 assumes that the Transactions were completed on September 30, 2020. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2020 and the year ended December 31, 2019 give pro forma effect to the Transactions as if they had occurred on January 1, 2019.

The assumptions and estimates underlying the unaudited adjustments to the unaudited pro forma condensed combined financial statements are described in the accompanying notes, which should be read in conjunction with the following included elsewhere in this prospectus:

•	Haymaker’s unaudited condensed financial statements and related notes as of and for the three and nine months ended September 30, 2020.

•	Arko’s unaudited condensed consolidated financial statements and related notes as of and for the three and nine months ended September 30, 2020.

•	Empire’s unaudited condensed consolidated financial statements and related notes as of and for the three and nine months ended September 30, 2020.

•	Haymaker’s audited financial statements and related notes for the year ended December 31, 2019.

•	Arko’s audited consolidated financial statements and related notes for the year ended December 31, 2019.

•	Empire’s audited consolidated financial statements and related notes for the year ended December 31, 2019.

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Certain direct and incremental costs related to the Business Combination were recorded as a reduction against additional-paid-in-capital, consistent with the accounting for reverse recapitalizations. The unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Transactions.

The unaudited condensed combined pro forma adjustments reflecting the consummation of the Transactions are based on certain estimates and assumptions. These estimates and assumptions are based on information available as of the dates of these unaudited pro forma condensed combined financial statements and may be revised as additional information becomes available. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material.

Haymaker Acquisition Corp. II

Haymaker Acquisition Corp. II (“Haymaker”) was a blank check company that was incorporated on February 13, 2019 and formed for the purpose of effecting a merger, amalgamation, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Until the closing of the Business Combination on December 22, 2020 (the Closing Date”), Haymaker was an “emerging growth company” as defined in section 2(a) of the Securities Act of 1933, as amended, or the “Securities Act,” as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Based on its business activities, until the Closing Date Haymaker was a “shell company” as defined under the Exchange Act because it had no operations and nominal assets consisting almost entirely of cash.

Arko Holdings Ltd.

Arko Holdings Ltd. (“Arko”) is a company incorporated in Israel whose main activity as of September 30, 2020 was, and currently is, holding, through fully owned and controlled subsidiaries, controlling rights in GPM Investments, LLC. Until the Closing Date, Arko was a public company, whose securities were listed for trading on the Tel Aviv Stock Exchange Ltd. Following the Closing Date, Arko is a private company which is a “Reporting Company” because its bonds are listed for trading on the Tel-Aviv Stock Exchange. Arie Kotler, director and Chief Executive Officer of Arko, had until the Closing Date an approximately 33% ownership stake in Arko, with the remaining shares owned until the Closing Date by Morris Willner (approximately 31%) and other public Arko shareholders (approximately 36%). Following the Closing Date, all of Arko shares are owned by a fully owned subsidiary of New Parent.

GPM Investments, LLC

GPM Investments, LLC (“GPM”) is a Delaware limited liability company formed on June 12, 2002 and is engaged directly and through fully owned and controlled subsidiaries (directly or indirectly) in retail activity which includes the operations of a chain of convenience stores, most of which include adjacent gas stations, and in wholesale activity which includes the supply of fuel to gas stations operated by third parties. As of September 30, 2020, GPM’s activity included the self-operation of approximately 1,250 sites and the supply of fuel to 139 gas stations operated by external operators (dealers), all in 23 states in the Mid-Atlantic, Midwestern, Northeastern, Southeastern and Southwestern United States. GPM is the seventh largest convenience store chain in the United States. Arko owns approximately 68% of GPM and the remaining approximately 32% was held until the Closing Date by Davidson Kempner Capital Management LP, Harvest Partners SCF, L.P and Ares Capital Corporation and certain funds managed or controlled by Ares Capital Management (together “GPM Minority Investors”). Following the Closing Date, the GPM Minority Investors’ stake in GPM is held indirectly by New Parent.

Empire Petroleum Partners, LLC

Empire Petroleum Partners, LLC and its subsidiaries (“Empire”) was formed on June 15, 2011 as a Delaware limited liability company and commenced operations on July 7, 2011 when it acquired substantially all of the assets and liabilities of Empire Petroleum Holdings, LLC. Empire was one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States. Empire’s motor fuel distribution network served retail fuel outlets primarily in its four core markets of the Southwest, East, North and Central regions of the United States.

Description of the Business Combination

Haymaker, New Parent, Merger Sub I, Merger Sub II, and Arko entered into the Business Combination Agreement, pursuant to which, on the Closing Date, Arko and Haymaker became wholly owned subsidiaries of New Parent. The consideration payable under the Business Combination Agreement to the shareholders of Arko consisted of $717,273,400 in a combination of cash and shares of New Parent (as further explained below) and the stockholders and warrantholders of Haymaker received shares and warrants of New Parent. On the Closing Date, (i) Merger Sub I merged with and into Haymaker, with Haymaker surviving the First Merger as a wholly-owned subsidiary of New Parent (ii) Merger Sub II merged with and into Arko, with Arko surviving as a wholly-owned subsidiary of New Parent.

In connection with the Business Combination Agreement, New Parent, Haymaker, and the GPM Minority Investors entered into the GPM Equity Purchase Agreement. The GPM Equity Purchase Agreement resulted in New Parent purchasing from the GPM Minority Investors, directly or indirectly, all of their (a) membership interests in GPM, (b) warrants, options or other rights to purchase or otherwise acquire securities of GPM, equity appreciation rights or profits interests relating to GPM, and (c) obligations, evidences of indebtedness or other securities or interests, but only to the extent convertible or exchange into securities described in clauses (a) or (b) including its membership interests (the “Equity Securities”). In exchange for such Equity Securities, the GPM Minority Investors received shares of New Parent Common Stock and the warrants of GPM held by Ares were exchanged for new warrants of New Parent (“New Ares Warrants”).

In connection with the Business Combination, New Parent entered into a subscription agreement with certain investors (collectively, the “PIPE Investors”) on November 18, 2020 (the “Subscription Agreement”) pursuant to which, among other things, the PIPE Investors agreed to subscribe for and purchase, and New Parent agreed to issue and sell to such investors, up to 1,000,000 shares of New Parent’s Series A convertible preferred stock, par value 0.0001 per share (the “Series A Convertible Preferred Stock” and the “PIPE Investment”). The shares of Series A Convertible Preferred Stock sold in connection with the PIPE Investment was issued at a price per share of $100.00. The closing of the PIPE Investment occurred on the Closing Date.

The Business Combination is accounted for as a reverse recapitalization under the scope of the Financial Accounting Standards Board’s Accounting Standards Codification 805, Business Combinations (“ASC 805”), in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Under this method of accounting, Haymaker, New Parent and its wholly-owned subsidiaries are collectively treated as the “acquired” company and Arko is considered the accounting acquiror for accounting purposes. The Business Combination is treated as the equivalent of Arko issuing stock for the net assets of Haymaker, accompanied by a recapitalization. The net assets of Arko and Haymaker are stated at historical cost. No goodwill or intangible assets are expected to be recorded in connection with the Business Combination.

Arko has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances:

•	New Parent’s senior management is comprised of the senior management of Arko and GPM with Arko’s and GPM’s CEO being the Chairman and CEO of New Parent;

•	The shareholders of Arko and the Minority Investors combined collectively have the greatest voting interest in New Parent;

•	New Parent’s board of directors consist of six directors, four of which were designated by Arko, two designated by Haymaker, and one which will be mutually agreed upon by Arko and Haymaker;

•	Arko and its consolidated subsidiaries comprise the ongoing operations of New Parent;

•	Arko is larger in relative size than Haymaker; and

•	New Parent’s headquarters are that of GPM, a controlled subsidiary of Arko consisting of a majority of Arko’s operations.

As consideration for the Business Combination, the Arko shareholders received up to $717.3 million in a combination of New Parent Common Stock and cash (and were given an option of three separate payout methods as detailed below) (the “Gross Consideration Value”) and the GPM Minority Investors received $337.7 million in New Parent Common Stock, for a total purchase consideration of $1.055 billion.

1. Option A (Stock Consideration): The number of shares validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to the quotient of (i) such holder’s portion of the Gross Consideration Value divided by (ii) $10.00.

2. Option B (Mixed Consideration): (A) a cash amount equal to 10% of such holder’s portion of the gross Consideration Value (the “Cash Option B Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to (i) such holder’s portion of the Gross Consideration Value divided by $10.00, minus (ii) such holder’s Cash Option B Amount divided by $8.50.

3. Option C (Mixed Consideration): (A) a cash amount equal to 20.913% of such holder’s portion of the Gross Consideration Value (the “Cash Option C Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of New Parent Common Stock equal to (i) such holder’s portion of the Gross Consideration Value divided by $10.00, minus (ii) such holders Cash Option C Amount divided by $8.50.

The equity holders of Arko received an aggregate of 65,208,698 shares of New Parent Common Stock and approximately $55.4 million in cash. In addition, each holder of Arko Ordinary Shares received a pro rata cash payment, in the form of additional merger consideration in an amount of $0.0706 per share (a total of approximately $58.7 million).

The consideration reflected below reflects the results of actual options elected by the Arko shareholders.

Arko and the Sponsor entered into an amendment to the Business Combination Agreement, pursuant to which Sponsor agreed, among other things, that, at the closing of the Business Combination, Sponsor’s 10.0 million shares of Haymaker’s Class B common stock were converted into 5.8 million shares of New Parent Common Stock (1.0 million of such shares were forfeited) and 4.2 million deferred shares of New Parent Common Stock, of which 4 million shall be issuable contingent upon New Parent’s share price exceeding certain thresholds, as described below, and 200 thousand will be issued subject to the number of incremental shares issued (“Bonus Shares”) to the holders of Series A Convertible Preferred Stock not being higher than an amount determined (collectively “Sponsor Promote Shares”). Sponsor also agreed to forfeit 2.0 million New Parent Warrants.

Holders will be entitled to Bonus Shares upon any optional conversion of Series A Convertible Preferred Stock by the holder for which notice of conversion is provided after June 1, 2027, but prior to August 31, 2027. Each share of Series A Convertible Preferred Stock will be convertible into the specified number of Bonus Shares set forth in the table below if the New Parent Common Stock’s volume weighted average price (the “VWAP”) for the 30-trading days prior to June 1, 2027, is equal to the corresponding amount set forth in the table below.

30-Day VWAP	Bonus Shares
$18.00 or greater	Zero shares
$17.00 to $17.99	0.7 shares
$16.00 to $16.99	0.95 shares
$13.00 to $15.99	1.2 shares
$12.00 to $12.99	1.0 shares
Less than $12.00	Zero shares

If holders of Series A Convertible Preferred Stock are issued Bonus Shares (i) in an aggregate amount in excess of 1,000,000 shares in respect of a 30-Day VWAP of $13.00 to $15.99, (ii) in an aggregate amount in excess of 750,000 shares in respect of a 30-Day VWAP of $16.00 to $16.99, or (iii) in an aggregate amount in excess of 500,000 shares in respect of a 30-Day VWAP of $17.00 to $17.99 (such excess shares, the “Excess Bonus Shares”) then the number of deferred shares to be released to the Sponsor will be reduced by the number of Excess Bonus Shares issued. Upon the occurrence of any event that precludes all or a portion of the Excess

Bonus Shares from being issued (a “Bonus Share Release Event”), New Parent will issue to the Sponsor an aggregate number of deferred shares equal to the number of Excess Bonus Shares that are no longer issuable as a result of such Bonus Share Release Event.

As part of the GPM Minority Investor acquisition, Ares has a right to require New Parent to purchase the shares of New Parent Common Stock received by Ares pursuant to the GPM Equity Purchase Agreement (the “Ares Shares”) at a price (the “Put Price”) of $12.935 per share (as adjusted pursuant to the GPM Equity Purchase Agreement). New Parent will have the option to either purchase the Ares Shares for cash, or in lieu of such purchase, New Parent may issue additional shares of New Parent Common Stock (the “Additional Shares”) to Ares in an amount sufficient so that the value of the Ares Shares and the Additional Shares, and any dividends, distributions, or other payments received in respect of the Ares Shares or Ares’ membership interest in GPM collectively equal $27,294,053. This price protection is a form of contingent consideration and will be accounted for under the scope of the Financial Accounting Standards Board’s Accounting Standards Codification 815 (“ASC 815”), Derivatives and Hedging, in accordance with US GAAP.

On December 17, 2020, GPM entered into the Class A Preferred Unit Purchase Agreement (the “Class A Preferred Unit Purchase Agreement”), with AIM Investment Funds (Invesco Investment Funds) (“AIM”), on behalf of its series Invesco SteelPath MLP Select 40 Fund (“Select 40 Fund”) and AIM Investment Funds (Invesco Investment Funds), on behalf of its series Invesco SteelPath MLP Income Fund (“Income Fund”). Pursuant to the terms of the Class A Preferred Unit Purchase Agreement, GPM purchased from the third-party limited partners the following partnership units in GPM Petroleum LP (“GPMP”): (i) 2,000,000 Class A preferred units (“Class A Units”) from Select 40 Fund (the “Select 40 Fund Units”) and (ii) 1,500,000 Class A Units from Income Fund (the “Income Fund Units” and, together with the Select 40 Fund Units, the “Class A Purchased Units”). The Class A Purchased Units represent approximately 14.52% of GPMP’s interests. The Class A Purchased Units were acquired for $20.00 per Class A Unit plus consideration for the amount of outstanding distributions not yet distributed in the aggregate amount of approximately $70 million. The consideration amount was approximately equal to the amount in which, commencing from January 2021, GPM was entitled to acquire the Class A Purchased Units, in accordance with the provisions which have been included in GPMP’s limited partnership agreement since the date of the third-party limited partners investment in GPMP.

On December 18, 2020, GPM entered into the Class AQ Unit Purchase Agreement (the “Class AQ Unit Purchase Agreement”) with Fuel USA, LLC (“Fuel USA”). Pursuant to the terms of the Class AQ Unit Purchase Agreement, GPM purchased 843,750 Class AQ units (“Class AQ Units”) of GPMP from Fuel USA (the “Fuel Purchased Interest”). The Class AQ Units were acquired for $20.00 per Class AQ Unit plus consideration for the amount of outstanding distributions not yet distributed in the aggregate amount of approximately $17 million in cash (the “Fuel Purchase Price”). Pursuant to the terms of the Class AQ Unit Purchase Agreement, immediately following receipt of the Fuel Purchase Price, Fuel USA used the proceeds to purchase shares of Haymaker Class A Common Stock in privately-negotiated transactions (such shares, the “Fuel Shares”) at a purchase price of $10.13 per share. Upon consummation of the Business Combination, each Fuel Share automatically converted into one share of New Parent Common Stock.

On December 18, 2020, GPM entered into the Class X Unit Purchase Agreement (the “Class X Unit Purchase Agreement”) with Riiser Fuels, LLC (“Riiser”). Pursuant to the terms of the Class X Unit Purchase Agreement, GPM purchased 243,800 Class X units (“Class X Units”) of GPMP from Riiser (the “Riiser Purchased Interest”). The Class X Units were acquired for $43.36 per Class X Unit plus consideration for the amount of outstanding distributions not yet distributed in the aggregate amount of approximately $10.7 million (the “Riiser Purchase Price”). Pursuant to the terms of the Class X Unit Purchase Agreement, immediately following receipt of the Riiser Purchase Price, Riiser used the proceeds to purchase shares of Haymaker Class A Common Stock in privately-negotiated transactions (such shares, the “Riiser Shares”) at a purchase price of $10.13 per share. Upon consummation of the Business Combination, each Riiser Share automatically converted into one share of New Parent Common Stock. Following the acquisition, Riiser will continue to hold 69,188 in Class X Units, representing 0.29% of the partnership interest in GPMP, which are pledged to GPM to secure certain indemnification obligations granted to GPM by Riiser.

The consideration tables below reflect the actual consideration paid based on Arko Shareholder option elections, excluding the contingent consideration applicable to the Ares GPM Minority Investor (in thousands):

Cash Paid to Arko shareholders per elections	$55,377
Equity Issuance to Arko shareholders, $10/share	652,087
Equity issuance to GPM Minority Investors	337,727

Total Consideration	$1,045,191

In addition, in accordance to the Business Combination, Arko’s shareholders received, as additional Merger Consideration, a cash amount of $58,729.

The consummation of the business combination was conditioned upon, among other things, availability of at least $275.0 million of cash in the Haymaker trust account, after giving effect to redemptions, other Haymaker cash held outside of the trust and the PIPE Investment. The unaudited pro forma condensed combined financial information has been prepared based on the actual redemptions.

The following summarizes the pro forma common shares outstanding as of the Closing Date based on the actual share option selected by the Arko shareholders and actual redemptions (in thousands):

	Shares	%
Haymaker Initial Shareholders	4,800	4%
Haymaker Public Shareholders	20,350	16%

Total Haymaker	25,150	20%
Arko shareholders	65,209	53%
GPM Minority Investors	33,773	27%

Total Shares at Closing	124,132	100%

The number of shares and percentage interests set forth above do not take into account (i) potential future exercises of New Parent Warrants or Ares warrants or (ii) 4,200,000 deferred shares of New Parent Common Stock, in the aggregate, that are issuable to the Sponsor upon the occurrence of certain events under the Business Combination Agreement and (iii) potential future conversion of the Series A Convertible Preferred Stock.

Description of the Acquisition

Following a purchase agreement entered into on December 17, 2019 (the “Purchase Agreement”) between a fully owned subsidiary of GPM, GPMP and unrelated third parties (the “Sellers”), on October 6, 2020 (the “Empire Closing Date”), the Acquisition closed for the purchase of (i) the Sellers’ wholesale business of supplying fuel which included 1,453 gas stations operated by others (dealers) and (ii) 84 self-operated convenience stores and gas stations.

As part of the Acquisition, on the Empire Closing Date, the Sellers: (i) sold to GPMP the rights according to agreements with fuel suppliers and all of the rights to supply fuel to 1,537 sites; (ii) sold to a subsidiary of GPM the fee simple ownership rights in 64 sites; (iii) assigned to various of GPM’s subsidiaries leases of 132 sites (including two vacant parcels and one non-operating site); (iv) leased to certain of GPM’s subsidiaries 34 sites (including one vacant parcel) that are valued at approximately $60 million that are owned by the Sellers; and (v) sold and assigned to various of GPM’s subsidiaries and GPMP the equipment, inventory, agreements, intangible assets and other rights with regard to the wholesale and retail businesses acquired (collectively, the “Acquired Operations”).

The consideration to the Sellers for the Acquired Operations, based on the Purchase Agreement and an amendment dated October 5, 2020 (the “Amendment”), was as follows:

•	The consideration paid to the Sellers on the Empire Closing Date, after adjustments according to the Amendment, totaled approximately $353 million, and in addition, approximately $11.5 million was paid for the cash and inventory in the stores, net of deposit amounts and other collateral provided by the dealers, as of the Empire Closing Date (collectively, the “Empire Closing Consideration”). The Empire Closing Consideration is subject to post-closing adjustments.

•

On each of the first five anniversaries of the Empire Closing Date, the Sellers will be paid an amount of $4.0 million (total of $20.0 million, instead of $4.5 million and a total of $22.5 million prior to the Amendment) (the “Empire Additional Consideration”). If the Sellers will be entitled to amounts on account of the Empire Contingent Consideration (as defined below), these amounts will initially be applied to accelerate payments on account of the Empire Additional Consideration.

•

An amount of up to $45.0 million (instead of up to a total of $42.5 million prior to the Amendment) (the “Empire Contingent Consideration”) will be paid to the Sellers according to mechanisms set forth in the Purchase Agreement, with regard to the occurrence of the following events during the five years from the Closing Date (the “Earnout Period”): (i) sale and lease to third parties or transfer to self-operation by GPM of sites which leases to third parties expired or are scheduled to expire during the Earnout Period, (ii) renewal of agreements with dealers at sites not leased or owned by GPM which agreements expired or are scheduled to expire during the Earnout Period, (iii) improvement in the terms of the agreements with fuel suppliers (with regard to the Acquired Operations and/or GPM’s sites as of the Empire Closing Date), (iv) improvement in the terms of the agreements with transportation companies (with regard to the Acquired Operations and/or GPM’s sites as of the Empire Closing Date), and (v) the closing of additional wholesale transactions that the Sellers has engaged in prior to the Empire Closing Date. The measurement and payment of the Contingent Consideration will be made once a year.

$350 million of the Empire Closing Consideration was paid by use of the Capital One Line of Credit as defined in Arko’s unaudited condensed consolidated financial statements and related notes as of and for the three and nine months ended September 30, 2020 (“Arko’s interim financial statements”). In addition, on the Empire Closing Date, in accordance with the Ares Credit Agreement as described in Arko’s interim financial statements, the Delayed Term Loan A in an amount of $63 million was provided to GPM, and was used for the payment of the balance of the Empire Closing Consideration and is to be used by GPM to finance working capital, other payments related to the Acquisition, including payments on account of the Empire Additional Consideration and the Empire Contingent Consideration, at GPM’s discretion.

The Acquisition was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. As the acquirer for accounting purposes, GPM has estimated the fair value of Empire’s assets acquired and liabilities assumed and conformed the accounting policies of Empire to its own accounting policies.

ARKO CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2020

(Amounts in thousands of U.S. dollars, except per share data)

	Haymaker Acquisition Corp. II (Historical)	ARKO Holdings Ltd. (Historical)	Empire Petroleum Partners, LLC (Historical)	Reverse Recapitalization Transaction Adjustments		Acquisition Transaction Adjustments		Combined Pro Forma
Assets
Current assets:
Cash and cash equivalents	$227	$165,785	$15,010	$404,787	2a	$29,997	3a	$269,252
				(10,000	) 2e
				(14,281	) 2e, 2m
				(58,729	) 2k
				(55,377	) 2f
				(209,252	) 2l
				100,000	2m
				(98,915	) 2n
Restricted cash with respect to the Arko’s bonds	—	648	—	—		—		648
Restricted cash	—	13,950	—	—		—		13,950
Trade receivables, net	—	21,376	36,492	—		(36,492	) 3c	21,376
Inventory	—	146,164	15,067	—		(2,001	) 3b	159,230
Prepaid income taxes	84	—	—	—		—		84
Other current assets	114	71,892	10,664	—		(4,173	) 3b, 3c	78,497

Total current assets	425	419,815	77,233	58,233		(12,669)		543,037
Non-current assets:
Property and equipment, net	—	364,463	146,592	—		(14,135	) 3d	496,920
Right-of-use assets under operating leases	—	760,346	—	—		224,422	3e	984,768
Right-of-use assets under financing leases, net	—	170,024	—	—		—		170,024
Goodwill	—	133,952	47,487	—		(14,210	) 3f	167,229
Intangible assets, net	—	18,770	71,584	—		143,257	3g	233,611
Restricted investments	—	31,825	—	—		—		31,825
Non-current restricted cash with respect to the Arko’s bonds	—	1,498	—	—		—		1,498
Non-current restricted cash	—	—	915	—		(915	) 3c	—
Equity investment	—	3,345	—	—		—		3,345
Deferred tax assets	20	—	—	—		—		20
Investments and cash held in Trust Account	405,030	—	—	(404,787	) 2a	—		—
				(243	) 2a

	Haymaker Acquisition Corp. II (Historical)	ARKO Holdings Ltd. (Historical)	Empire Petroleum Partners, LLC (Historical)	Reverse Recapitalization Transaction Adjustments		Acquisition Transaction Adjustments		Combined Pro Forma
Other non-current assets	—	14,934	20,866	(4,029	) 2e	(20,866	) 3c	9,810
						1,098	3b
						(2,193	) 3h
Deferred financing costs, net	—	—	1,786	—		(1,786	) 3h	—
Notes receivable, noncurrent	—	—	364	—		(364	) 3c	—

Total assets	$405,475	$1,918,972	$366,827	$(350,826)		$301,639		$2,642,087

Liabilities
Current liabilities:
Long-term debt, current portion	—	17,655	—	—		608	3h	18,263
Accounts payable	—	126,449	37,690	—		(37,690	) 3c	126,449
Fuel taxes payable	—	—	8,648	—		(8,648	) 3c	—
Contingent and future consideration	—	—	—	—		9,363	3k	9,363
Other current liabilities	3,320	85,131	13,560	(3,320	) 2e	(13,560	) 3c	89,689
				3,000	2e	2,558	3b	—
				(1,000	) 2e
Operating leases, current portion	—	36,164	—	—		9,923	3e	46,087
Financing leases, current portion	—	7,254	—	—		—		7,254

Total current liabilities	3,320	272,653	59,898	(1,320)		(37,446)		297,105
Non-current liabilities:
Long-term debt, net	—	318,667	226,246	—		181,658	3h	726,571
Asset retirement obligation	—	37,683	—	—		16,013	3i	53,696
Operating leases	—	788,569	—	—		205,746	3e	994,315
Financing leases	—	197,964	—	—		—		197,964
Deferred tax liability	—	3,936	—	—		—		3,936
Other non-current liabilities	—	43,157	25,058	8,564	2j	(25,058	) 3c	54,654
						2,933	3b
Contingent and future consideration	—	—	—	—		14,933	3k	14,933
Deferred underwriter compensation	15,000	—	—	(15,000	) 2e	—		—

Total liabilities	18,320	1,662,629	311,202	(7,756)		358,779		2,343,174

	Haymaker Acquisition Corp. II (Historical)	ARKO Holdings Ltd. (Historical)	Empire Petroleum Partners, LLC (Historical)	Reverse Recapitalization Transaction Adjustments		Acquisition Transaction Adjustments		Combined Pro Forma
Commitments
Common stock subject to possible redemption 37,736,854 shares at redemption value as of September 30, 2020	382,155	—	—	(382,155	) 2b	—		—
Series A Convertible Preferred stock, $0.0001 par value; 1,000,000 shares authorized	—	—	—	96,881	2m, 2e	—		96,881

Stockholder’s equity:
Stockholder’s equity	—	2,930	—	(2,930	) 2h	—		—
Class A common stock, $0.0001 par value	—	—	—	13	2b, 2d, 2f, 2g, 2l	—		13
Class B convertible common stock, $0.0001 par value	1	—	—	(1	) 2d	—		—
Members equity	—	—	55,625	—		(55,625	) 3j	—
Additional paid-in capital	4,307	112,831	—	382,151	2b	—		217,560
				692	2c
				10,383	2e
				(22,574	) 2e
				(10	) 2g
				2,930	2h
				83,693	2i
				(58,729	) 2k
				(8,564	) 2j
				(55,377	) 2f
				(209,250	) 2l
				(24,923	) 2n
Accumulated other comprehensive income	—	4,918	—	—		—		4,918
Non-controlling interest	—	157,900	—	(83,693	) 2i	—		215
				(73,992	) 2n
Retained earnings (accumulated deficit)	692	(22,236)	—	(692	) 2c	(1,515	) 3a	(21,005)
				(243	) 2a
				3,320	2e

Total equity	5,000	256,343	55,625	(57,796)		(57,140)		202,032

Total liabilities and equity	$405,475	$1,918,972	$366,827	$(350,826)		$301,639		$2,642,087

ARKO CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2020

(Amounts in thousands of U.S. dollars, except per share data)

	Haymaker Acquisition Corp. II (Historical)	ARKO Holdings Ltd. (Historical)	Empire Petroleum Partners, LLC (Historical)	Reverse Recapitalization Transaction Adjustments		Acquisition Transaction Adjustments		Combined Pro Forma
Revenues:
Fuel revenue	$—	$1,510,491	$1,105,626	$—		$(1,979	) 5b	$2,614,138
Merchandise revenue	—	1,119,041	73,459	—		(1,236	) 5b	1,191,264
Other revenues, net	—	44,701	9,361	—		1,216	5b	55,278

Total revenues	—	2,674,233	1,188,446	—		(1,999)		3,860,680
Operating expenses:
Fuel costs	—	1,279,067	1,017,230	—		(2,172	) 5b	2,294,125
Merchandise costs	—	814,524	53,339	—		(658	) 5b	867,205
Store operating expenses	—	386,633	7,047	—		47,696	5b	445,663
			—			4,287	5a
General and administrative	—	64,823	—	(387	) 4b	18,399	5b	81,933
			—			115	5c
			—			(1,017	) 5d
Selling, general and administrative expenses	—	—	66,396	—		(66,396	) 5b	—
Depreciation and amortization	—	50,056	24,905	—		735	5e	75,696
Operating costs and formation costs	4,157	—	—	(3,325	) 4f	—		832

Total operating expenses	4,157	2,595,103	1,168,917	(3,712)		989		3,765,454

Other expenses (income), net	—	7,290	(3,716)	—		(65	) 5b	3,509

Operating (loss) income	(4,157)	71,840	23,245	3,712		(2,923)		91,717

Interest and other financial income	2,176	980	—	(2,176	) 4a	—		980
Interest and other financial expenses	—	(30,405)	(11,898)	—		(1,915	) 5f	(44,572)
			—			(354	) 5g
Unrealized gain (loss) on securities held in Trust Account	(43)	—	—	43 4a		—		—

	Haymaker Acquisition Corp. II (Historical)	ARKO Holdings Ltd. (Historical)	Empire Petroleum Partners, LLC (Historical)	Reverse Recapitalization Transaction Adjustments		Acquisition Transaction Adjustments	Combined Pro Forma
(Loss) income before income taxes	(2,024)	42,415	11,347	1,579		(5,192)	48,125
Income tax (expense) benefit	(282)	(5,171)	(115)	(4,396	) 4d	1,439 5c	(8,525)
Loss from equity investment	—	(435)	—	—		—	(435)

Net (loss) income	$(2,306)	$36,809	$11,232	$(2,817)		$(3,753)	$39,165

Less: Net income (loss) attributable to non-controlling interests	—	15,682	—	(8,626	) 4c	—	20
				(7,036	) 4e

Net (loss) income attributable to ARKO Corp.	$(2,306)	$21,127	$11,232	$12,845	4a, 4b, 4c, 4d, 4e	$(3,753)	$39,145

Weighted average shares outstanding, basic	11,901,065	803,027,000					124,131,655
Weighted average shares outstanding, diluted	11,901,065	803,027,000					124,745,655
Basic net (loss) income per common share	$(0.32)	$0.03					$0.27
Diluted net (loss) income per common share	$(0.32)	$0.03					$0.27

ARKO CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2019

(Amounts in thousands of U.S. dollars, except per share data)

	Haymaker Acquisition Corp. II (Historical)	ARKO Holdings Ltd. (Historical)	Empire Petroleum Partners, LLC (Historical)	Reverse Recapitalization Transaction Adjustments		Acquisition Transaction Adjustments		Combined Pro Forma
Revenues:
Fuel revenue	$—	$2,703,440	$2,213,385	$—		$(2,783	) 5b	$4,914,042
Merchandise revenue	—	1,375,438	97,725	—		(1,563	) 5b	1,471,600
Other revenues, net	—	49,812	12,907	—		1,682	5b	64,401

Total revenues	—	4,128,690	2,324,017	—		(2,664)		6,450,043
Operating expenses:
Fuel costs	—	2,482,472	2,107,366	—		(3,039	) 5b	4,586,799
Merchandise costs	—	1,002,922	70,389	—		(353	) 5b	1,072,958
Store operating expenses	—	506,524	8,222	—		66,568	5b	586,976
			—			5,662	5a
General and administrative	—	69,311	—	(516	) 4b	27,029	5b	93,699
			—			178	5c
			—			(2,303	) 5d
Selling, general and administrative expenses	—	—	93,799	—		(93,799	) 5b	—
Depreciation and amortization	—	62,404	30,980	—		3,206 5e		96,590
Operating costs and formation costs	568	—	—	—		—		568

Total operating expenses	568	4,123,633	2,310,756	(516)		3,149		6,437,590

Other expenses (income), net	—	3,733	(811)	—		1,515	5h	4,230
						(207	) 5b

Operating (loss) income	(568)	1,324	14,072	516		(7,121)		8,223

Interest and other financial income	4,312	1,451	—	(4,312	) 4a	—		1,451
Interest and other financial expenses	—	(43,263)	(19,049)	—		(5,425	) 5f	(68,182)
						(445	) 5g
Unrealized gain (loss) on securities held in Trust Account	51	—	—	(51	) 4a	—		—

	Haymaker Acquisition Corp. II (Historical)	ARKO Holdings Ltd. (Historical)	Empire Petroleum Partners, LLC (Historical)	Reverse Recapitalization Transaction Adjustments		Acquisition Transaction Adjustments		Combined Pro Forma
Income (loss) before income taxes	3,795	(40,488)	(4,977)	(3,847)		(12,991)		(58,508)
Income tax (expense) benefit	(797)	(6,167)	(178)	1,911	4d	3,491	5c	(1,740)
Loss from equity investment	—	(507)	—	—		—		(507)

Net income (loss)	$2,998	$(47,162)	$(5,155)	$(1,936)		$(9,500)		$(60,755)

Less: Net (loss) income attributable to non-controlling interests	—	(3,623)	—	12,206	4c	—		25
				(8,558	) 4e

Net income (loss) attributable to ARKO Corp.	$2,998	$(43,539)	$(5,155)	$(5,584	) 4a, 4b,4c, 4d, 4e	$(9,500)		$(60,780)

Weighted average shares outstanding, basic	9,551,583	773,796,000						124,131,655
Weighted average shares outstanding, diluted	9,551,583	773,796,000						124,131,655
Basic net (loss) income per common share	$(0.03)	$(0.06)						$(0.54)
Diluted net (loss) income per common share	$(0.03)	$(0.06)						$(0.54)

Note 1. Basis of Pro Forma Presentation

The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give effect to the Transactions accounting adjustments, which consist of those necessary to account for the Acquisition.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor do they purport to project the future consolidated results of operations or financial position of New Parent. They should be read in conjunction with the historical consolidated financial statements and notes thereto of Haymaker, Arko and Empire.

There were no significant intercompany balances or transactions between Haymaker, Arko and Empire as of the date and for the period of these unaudited pro forma combined financial statements.

New Parent executed a new employment agreement with the Arie Kotler, Chairman, President and Chief Executive Officer effective as of the Closing Date. The executed employment agreement does not result in a pro forma adjustment as the salary remains the same and the other incentives are contingent upon future performance and other contingencies and are therefore, not factually supportable.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Haymaker, Arko and Empire filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of New Parent’s shares outstanding as of the Closing Date, assuming the Transactions occurred on January 1, 2019.

Note 2. Unaudited Pro Forma Condensed Combined Balance Sheet Reverse Recapitalization Transaction Adjustments

The pro forma Transactions adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2020 are as follows:

(a) Reflects the reclassification of $404.8 million of cash and cash equivalents held in Haymaker’s trust account as of the Closing Date used for transaction consideration, transaction expenses, redemption of public shares and the operating activities following the Business Combination. The adjustments include a net $0.2 million reduction of trust cash due to payment of certain operating expenses partially offset by interest earned subsequent to September 30, 2020 through the Closing Date.

(b) Represents the reclassification of $382.2 million of common stock previously subject to redemption to permanent equity.

(c) Reflects the elimination of $0.7 million of Haymaker’s historical retained earnings.

(d) Reflects the conversion of Haymaker Class B common stock to the par account for Class A common stock.

(e) Reflects the total transaction costs of the transaction amounting to $41.7 million. The settlement of transaction costs is through a payment of $24.3 million in cash, a share issuance of $10.4 million, and an additional accrual of $3.0 million at close and $4.0 million that was previously paid or accrued. Of that amount, $10.0 million relates to the cash settlement of deferred underwriting compensation incurred as part of Haymaker’s IPO and paid upon the consummation of the Business Combination. The shares issued as payment have been reflected within additional paid in capital. Included within transaction costs are $3.1 million related to

PIPE issuance which have been directly offset against the proceeds received (see Note 2(m)). The remaining transaction costs include direct and incremental costs, such as legal, accounting, third party advisory, investment banking, and other miscellaneous fees. Additionally, the following have been reflected:

•	Reduction of $4.0 million of capitalized transaction costs of Arko offset to additional paid in capital as directly attributable to the transaction.

•	Reduction of $3.3 million of accrued liabilities of Haymaker related to accrued transaction costs paid at closing and offset to retained earnings.

•	Reduction of $1.0 million of accrued liabilities of Arko related to accrued transaction costs paid at closing and offset to additional paid in capital.

(f) Reflects the payment of $55.4 million of cash consideration paid to Arko shareholders in connection with the Business Combination.

(g) Reflects the issuance of 99.0 million shares as consideration to Arko shareholders and GPM Minority Investors at $0.0001 par value as consideration for the Business Combination.

(h) Reflects the recapitalization of Arko, including the reclassification of members’ equity to additional paid in capital.

(i) Reflects the reclassification of certain non-controlling interests to additional paid in capital resulting from the GPM Minority Investors acquisition. The non-controlling interest was initially accounted for under ASC 805-40-45 with the carrying amount of all non-controlling interests equaling the pre-combination carrying amounts. The acquisition of non-controlling interests associated with the GPM Minority Investors was accounted for in accordance with ASC 810-10-45 as a change in parent’s ownership interest without a change in control. As such, the amount of non-controlling interest reclassified to controlling interest is equal to the carrying amount of such interests.

(j) Reflects the bifurcation of an embedded derivative recorded for the Ares Put Option resulting from the GPM Equity Purchase Agreement. The embedded derivative has been evaluated under ASC 815 and has been determined to not be clearly and closely related to the host instrument as the embedded derivative (a put option) is determined to be debt like and the host instrument (Class A equity shares of New Parent is an equity instrument). Under ASC 815, the bifurcated derivative has been recorded at its fair value of $8.6 million based on a Monte Carlo pricing model assuming the transaction closed on September 30, 2020 and leveraged the closing share price as of that date.

The Monte Carlo pricing model used the following material assumptions based on observable and unobservable inputs:

Expected term (in years)	2.41
Volatility	34.1%
Risk-free interest rate	0.14%
Strike price	$12.935

(k) Reflects a cash payment of $58.7 million to Arko shareholders as additional merger consideration. The amount of the payment is equal to the Company Cash Surplus of Arko as defined in the Business Combination Agreement.

(l) Reflects $209.3 million withdrawal of funds from the trust account to fund the redemption of 20.7 million shares of Haymaker common stock at approximately $10.12 per share as well as the corresponding decrease to common shares and additional paid in capital.

(m) Reflects the issuance of 1,000,000 shares of Series A Preferred Convertible Stock at $0.0001 par for $100 million. The Series A Preferred Convertible Stock, among other things, are redeemable at the option of the holder in the future and as such, are classified as temporary equity in accordance with ASC 480. Total proceeds are partially offset by $3.1 million of issuance costs.

(n) Reflects the purchase of GPMP Class A, AQ and X Units by GPM from AIM, Fuel USA and Riiser respectively for a cash purchase price of $98.9 million. The Class A, AQ and X Units were historically reflected as noncontrolling interest on the Arko consolidated financial statements. Riiser will retain a 0.29% minority interest in GPMP through its Class X Units. The difference between cash paid and the carrying value will be adjusted through a decrease to additional paid in capital.

Note 3. Unaudited Pro Forma Condensed Combined Balance Sheet Acquisition Transaction Adjustments

Preliminary purchase price allocation

GPM has performed a preliminary valuation analysis of the fair market value of the assets and liabilities of the Acquired Operations. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date (in thousands):

Cash	$174
Inventory	13,066
Other current assets	6,491
Right-of-use assets under operating leases	224,422
Property and equipment	132,457
Identifiable intangible assets	214,841
Goodwill	33,277
Other non-current assets	1,098
Other current liabilities	(2,558)
Other non-current liabilities	(2,933)
Asset retirement obligation	(16,013)
Operating leases—current portion	(9,923)
Operating leases—non-current portion	(205,746)

Total consideration allocated	$388,653

The initial accounting treatment of the Empire Acquisition reflected in these unaudited pro forma condensed combined financial statements is provisional. GPM has not yet finalized the initial accounting treatment of the business combination, and in this regard, has not completed the valuation of the consideration and some of the assets and liabilities acquired whose final valuation, if changed, may impact the goodwill recorded as a result from the acquisition, mainly due to the short period of time between the closing date of the Acquisition and filing date of the unaudited pro forma condensed combined financial statements. Therefore, some of the fair value information is still provisional and changes may occur that will affect the information as included in the unaudited pro forma condensed combined financial statements.

Transaction Adjustments

The pro forma transaction adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2020 are as follows:

(a)	Represents the following adjustments to cash (in thousands):

Payment of transaction costs incurred after September 30, 2020	$(1,515)
Cash received from Ares Delayed Term Loan A	63,000
Cash received from Capital One Line of Credit	350,000
Payment of deferred financing costs	(2,295)
Empire closing cash consideration	(364,357)
Empire’s cash not retained	(14,836)

Pro forma transaction adjustment to cash and cash equivalents	$29,997

(b)	Reflects the working capital and other adjustments based on the purchase price allocation as of the acquisition date as shown above.

(c)

Represents adjustments for assets and liabilities not acquired as part of the Acquisition such as accounts receivable, accounts payable, notes receivable, and other prepaid assets. Certain assets and liabilities were acquired as part of the Acquisition and recorded at fair value.

(d)

Reflects the adjustment to the basis in the acquired property and equipment to estimated fair value of $132.5 million. The fair value and useful life calculations are preliminary and subject to change after GPM finalizes its review of the specific types, nature, age, condition and location of Acquisition’s property and equipment.

(e)

Reflects the transition adjustment of the Acquisition to account for ASC 842 – Lease Accounting. In addition, simultaneously with the purchase, certain of GPM’s subsidiaries entered into lease agreements with the Sellers which are also reflected in this adjustment.

(f)	Reflects the adjustments to goodwill as follows (in thousands):

Remove Acquired Operations historical goodwill	$(47,487)
Record goodwill for Acquired Operations	33,277

Pro forma transaction adjustment to goodwill	$(14,210)

(g)

Removes Empire’s intangible assets reported on the historical balance sheet and establishes the new intangible assets to be recorded at fair value. As part of the preliminary valuation analysis, GPM identified favorable lease purchase options and fuel supply contracts intangible assets. The fair value of identifiable intangible assets was mainly determined using the “income approach,” which requires a forecast of all of the expected future cash flows and the sales comparison approach. The fair value and useful life calculations are preliminary and subject to change after GPM finalizes its review of the Acquisition and all relevant contracts and options.

The following table summarizes the estimated fair values of the Acquisition’s identifiable intangible assets and their estimated useful lives (in thousands):

Intangible Asset	Estimated Fair Value	Estimated Useful Life in Years
Fuel supply contracts	$191,000	12
Favorable lease purchase options	23,841	5

Fair value of intangible assets acquired	$214,841
Remove historical intangible assets	(71,584)

Pro forma transaction adjustment to intangible assets	$143,257

(h)

$350 million of the Empire Closing Consideration was paid by use of the Capital One Line of Credit provided to GPMP and the Delayed Term Loan A in an amount of $63 million was provided to GPM, and was used for the payment of the balance of the Empire Closing Consideration. The Capital One Line of Credit and Ares Delayed Term Loan A bear variable interest of Libor and a spread of 3.25% and 4.75%, respectively. Debt issuance costs of $5.2 million were incurred. GPM did not legally assume Empire’s outstanding debt. The net increase to debt is reflected as follows (in thousands):

Borrowing under Capital One Line of Credit	$350,000
Debt issuance costs (Line of Credit)	(2,193)
Issuance of new Ares Delayed Term Loan A*	63,000
Debt issuance costs (Ares Delayed Term Loan A)	(2,295)
Decrease for existing Acquisition long-term debt not assumed by GPM	(226,246)

Pro forma adjustment to long-term debt, net (including current portion)	$182,266

*	Includes $0.6 million of current portion of Delayed Term Loan A.

Also reflects the elimination of deferred financing costs of $1.8 million classified within non-current assets on the Empire historical balance sheet and the reclassification of the $2.2 million of debt issuance costs above out of non-current assets on the Arko historical balance sheet as these costs were incurred and capitalized as of September 30, 2020.

(i)	Reflects the asset retirement obligation as of the closing date at fair value of $16.0 million.

(j)	Represents the elimination of the historical equity of the Acquisition.

(k)

Reflects the fair value of the Empire Contingent Consideration and the Empire Additional Consideration as described above. Refer to the description of the Acquisition for additional information on the mechanics of the calculation.

Note 4. Unaudited Pro Forma Condensed Combined Statements of Operations Reverse Recapitalization Transaction Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2020 and the year ended December 31, 2019 are as follows:

(a) Represents the elimination of $2.2 million of interest income on Haymaker’s trust account for the nine months ended September 30, 2020 and $4.3 million for the year ended December 31, 2019 as well as other miscellaneous gains and losses on securities held within the trust.

(b) Reflects the elimination of compensation expense related to Arko’s restricted share units.

(c) Reflects the acquisition of the GPM Minority Investors’ interest in GPM whereby income attributable to those non-controlling interests will be reflected in controlling interests as well as the other statement of operations adjustments within Note 4 which are attributable to controlling interests.

(d) The adjustments for the income tax benefit of $1.9 million and the income tax expense of $(4.4) million for the year ended December 31, 2019 and nine months ended September 30, 2020, respectively, are based on the blended statutory tax rate of 25.5% applied to a total of $(7.5) million and $17.2 million pro forma adjustments which are comprised of (i) $(3.9) million and $1.5 million of pro forma adjustments within (loss) income before income taxes and (ii) the $(3.6) million and $15.7 million of pro forma adjustments associated with the (loss) income previously recorded within noncontrolling interest (related to GPM, that is taxed as a partnership for US federal and certain state jurisdictions for income tax purposes) that will be included in the controlling (loss) income and subject to income tax subsequent to the Closing Date for the year ended December 31, 2019 and the nine months ended September 30, 2020, respectively. The blended statutory rate is calculated based on the applicable federal and the weighted average state and local tax rates in jurisdictions in which Arko operates.

(e) Represents the adjustment to the noncontrolling interest associated with the purchase of minority interests from GPMP as discussed in Note 2(n).

(f) Represents the capitalization of transaction costs that were offset to additional paid in capital upon the completion of the transaction.

Note 5. Unaudited Pro Forma Condensed Combined Statements of Operations Acquisition Transaction Adjustments

(a)

Reflects the impact of the adoption of ASC 842 – Lease Accounting with an increase to rental expense. In addition, simultaneously with the purchase, certain of the GPM’s subsidiaries entered into lease agreements with the Sellers which are also reflected in these adjustments.

(b)

Reflects adjustments to reclassify certain Empire expenses to the corresponding Arko classification and reflects the reclass of Empire selling, general and administrative expenses into general and administrative expenses and store operating expenses, respectively.

(c)

Reflects the reclass of Empire franchise tax expenses into general and administrative expenses as well as the tax impact of each of the adjustments within Note 5a through 5h at a blended statutory rate of 25.5%.

(d)	Reflects the reduction of compensation expense related to Empire executives not being retained.

(e)	The following table summarizes the changes in the estimated depreciation and amortization expense (in thousands):

	Year ended December 31, 2019	Nine months ended September 30, 2020
Estimated amortization	$20,685	$15,514
Estimated depreciation	13,501	10,126
Historical depreciation and amortization	(30,980)	(24,905)

Pro forma adjustment to depreciation and amortization	$3,206	$735

(f)

Reflects the elimination of historical interest expense and recording the interest expense associated with the new debt as discussed in Note 3(h). Interest expense adjustment is reflected as follows (in thousands):

	Year ended December 31, 2019	Nine months ended September 30, 2020
Estimated interest expense	$24,474	$13,813
Less Historical interest expense	(19,049)	(11,898)

Pro forma adjustment to interest expense	$5,425	$1,915

(g)	Reflects the increase in interest expense associated with the asset retirement obligation as discussed in Note 3(i).

(h)

Reflects the incremental amount of transaction costs incurred that were not included in the historical financial statements of Arko or Empire. The transaction costs have been recorded in the pro forma income statement for the year ended December 31, 2019 as the costs would have been incurred shortly after the transaction and are one time in nature.

Note 6. Earnings (Loss) Per Share

Pro Forma Weighted Average Shares (Basic and Diluted)

The following pro forma weighted average shares calculations have been performed for the nine months ended September 30, 2020 and the year ended December 31, 2019. The unaudited condensed combined pro forma income (loss) per share (“EPS”), basic and diluted, are computed by dividing income or loss by the weighted-average number of shares of common stock outstanding during the period and taking into consideration the potentially dilutive effect of options, warrants, and other financial instruments.

Prior to the Closing Date, Haymaker had two classes of shares: Class A shares and Class B shares. The 10.0 million shares of Class B shares were held by the Founders. In connection with the closing of the Business Combination, 1.0 million shares were forfeited, 4.2 million shares were deferred and the remaining 4.8 million shares converted on a one-for-one basis, into shares of Haymaker Class A common stock. Immediately thereafter, each currently issued and outstanding share of Class A common stock automatically converted one-for-one basis, into shares of New Parent.

Haymaker had 13.3 million outstanding public warrants issued in connection with the redeemable public Class A common stock during the initial public offering and 6.0 million warrants issued in a private placement (“Private Placement Warrants”) to purchase a total of 19.3 million shares of common stock. In connection with the Business Combination, 2.0 million warrants were forfeited for a total of 17.3 million New Parent Common Stock issuable upon the exercise of 13.3 million New Parent warrants or 4.0 New Parent Private Placement Warrants. The warrants are exercisable at $11.50 per share amounts which exceeds the current market price of New Parent’s Class A common stock. These warrants are considered antidilutive and excluded from the earnings per share calculation when the exercise price exceeds the average market value of the common stock price during the applicable period.

Upon the Closing Date, existing warrants provided to Ares were exchanged for new Ares warrants issued by New Parent to purchase 1.1 million shares of New Parent Common Stock for an exercise price of $10 per share, with an exercise period of 5 years from the closing of the Business Combination. These shares are considered “in the money” and have been included in our consideration of diluted EPS as reflected below.

Following the Closing Date, 4.2 million shares of New Parent’s deferred common stock are issuable to the Sponsor, of which 4 million contingent upon the closing sale price of New Parent’s common stock exceeding certain thresholds within the first five to seven years following the Closing Date and 200 thousand will be issued subject to the number of Bonus Shares issued to the holders of Series A Convertible Preferred Stock not being higher than an amount determined.

Holders will be entitled to Bonus Shares upon any optional conversion of Series A Convertible Preferred Stock by the holder for which notice of conversion is provided after June 1, 2027, but prior to August 31, 2027. Each share of Series A Convertible Preferred Stock will be convertible into the specified number of Bonus Shares set forth in the table below if the New Parent Common VWAP for the 30-trading days prior to June 1, 2027, is equal to the corresponding amount set forth in the table below.

30-Day VWAP	Bonus Shares
$18.00 or greater	Zero shares
$17.00 to $17.99	0.7 shares
$16.00 to $16.99	0.95 shares
$13.00 to $15.99	1.2 shares
$12.00 to $12.99	1.0 shares
Less than $12.00	Zero shares

If holders of Series A Convertible Preferred Stock are issued Bonus Shares (i) in an aggregate amount in excess of 1,000,000 shares in respect of a 30-Day VWAP (as defined above) of $13.00 to $15.99, (ii) in an aggregate amount in excess of 750,000 shares in respect of a 30-Day VWAP of $16.00 to $16.99, or (iii) in an aggregate amount in excess of 500,000 shares in respect of a 30-Day VWAP of $17.00 to $17.99 then the number of deferred shares to be released to the Sponsor will be reduced by the number of Excess Bonus Shares issued. Upon the occurrence of a Bonus Share Release Event, New Parent will issue to the Sponsor an aggregate number of deferred shares equal to the number of Excess Bonus Shares that are no longer issuable as a result of such Bonus Share Release Event. Because these shares are contingently issuable based upon the share price of New Parent reaching specified thresholds that are not currently met, these contingent shares have been excluded from basic and diluted pro forma EPS.

As discussed in Note 2(j), the Ares Put Option resulting from the GPM Equity Purchase Agreement allows for the potential issuance of conditional shares. The contingent shares will expire if the share price of New Parent’s common stock reaches $12.935 per share (as adjusted pursuant to the GPM Equity Purchase Agreement) on any 20 trading days within any 30 trading day period, subject to the other conditions set forth in the GPM Equity Purchase Agreement. The current stock price has not yet been met, and therefore, the contingently issuable shares exist as of the pro forma balance sheet date. These contingently issuable shares have been considered in the calculation of diluted EPS as shown below.

As discussed in the description of the Business Combination section, the Series A Convertible Preferred Stock are convertible to Series A common stock at a conversion ratio of total shares issued divided by $12 per share. This results in 8.3 million shares of Class A shares of common stock per conversion. The Series A Convertible Preferred Shares may be convertible into between 0.7 million and up to 1.2 million additional shares of common stock contingent upon specified Series A common stock trading prices if notice of conversion is provided after June 1, 2027, but prior to August 31, 2027. As these bonus shares are contingent upon future events and trading prices, those shares have not been included in the calculation of EPS below. The schedule below reflects the 1.0 million shares issued for $100.0 million and assumes that the dividend at an annual rate of 5.7% reduced the net income available to common shareholders by $5.7 million. Based on this conversion, the preferred stock has an earnings per share of $0.68 under the if-converted method which is determined to be anti-dilutive for pro forma EPS purposes as the preferred earnings per share is greater than the earnings per share available to common shareholders.

	For the nine months ended September 30, 2020	For the year ended December 31, 2019
In thousands, except per share data
Pro forma net income (loss) attributable to common shareholders—basic	$39,145	$(60,780)
Less: Assumed dividends on Series A preferred convertible stock	(5,700)	(5,700)

Pro forma income (loss) attributable to common shareholders—basic	$33,445	$(66,480)
Basic weighted average shares outstanding	124,132	124,132
Pro Forma Basic Earnings (Loss) Per Share	$0.27	$(0.54)
Pro forma net income (loss) attributable to common shareholders—diluted	$39,145	$(60,780)
Less: Assumed dividends on Series A preferred convertible stock	(5,700)	(5,700)

Pro forma income (loss) attributable to common shareholders—diluted	$33,445	$(66,480)
Diluted weighted average shares outstanding	124,746	124,132
Pro Forma Diluted Earnings (Loss) Per Share	$0.27	$(0.54)
Pro Forma Basic and Diluted Weighted Average Shares
Haymaker Initial Stockholders	4,800	4,800
Haymaker Public Stockholders	20,350	20,350

Total Haymaker	25,150	25,150
Arko shareholder shares	65,209	65,209
GPM Minority Investors shares	33,773	33,773

Total Pro Forma Basic Weighted Average Shares	124,132	124,132
Ares Warrants	—	—
Ares Put Option	614	—

Total Pro Forma Diluted Weighted Average Shares	124,746	124,132

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The discussion and analysis should also be read together with our unaudited pro forma financial information for the year ended December 31, 2019 and the nine months ended September 30, 2020. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion contains forward-looking statements based upon our current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, for purposes of this Management’s Discussion and Analysis, references to the “Company,” “we,” “us” and “our” refer to the business and operations of Arko Holdings Ltd. and its subsidiaries and its affiliates prior to the Business Combination and to ARKO Corp. and its consolidated subsidiaries following the consummation of the Business Combination.

Overview

Arko Holdings Ltd. is a company incorporated in Israel that, until December 22, 2020, the date of the closing of the Business Combination (the “Closing Date”), was a public company whose securities were listed for trading on the Tel Aviv Stock Exchange Ltd. Following the Closing Date, Arko Holdings Ltd. is a private company which is a “Reporting Company” whose bonds are listed for trading on the Tel-Aviv Stock Exchange and is a wholly owned subsidiary of ARKO Corp., a Delaware corporation, whose common stock and Public Warrants are listed on the Nasdaq Global Select Market under the symbols “ARKO” and “ARKOW,” respectively. Arko Holdings Ltd.’s primary activity is holding the controlling rights in GPM Investments, LLC (“GPM” including companies fully owned and fully controlled by GPM). GPM is a Delaware limited liability company engaged directly and through fully owned and controlled (directly or indirectly) subsidiaries in retail activity which includes the operations of a chain of convenience stores, most of which offer for sale retail motor fuel, and in wholesale activity which includes the supply of fuel to gas stations operated by third parties (dealers).

As of September 30, 2020, GPM, the seventh largest convenience store chain in the United States ranked by store count, operated 1,250 retail convenience stores. As of September 30, 2020, GPM operated the stores under 16 regional store brands including 1-Stop, Admiral, Apple Market®, BreadBox, E-Z Mart®, fas mart®, Jiffi Stop®, Li’l Cricket, Next Door Store®, Roadrunner Markets, Rstore, Scotchman®, shore stop®, Town Star, Village Pantry® and Young’s. GPM also supplied fuel to 139 dealer-operated gas stations. GPM is well diversified and as of September 30, 2020, operated across 23 states in the Mid-Atlantic, Midwestern, Northeastern, Southeastern and Southwestern United States. In addition, in October 2020, GPM consummated its acquisition of the business of Empire Petroleum Partners, LLC, or Empire, which at the consummation of the acquisition included direct operation of 84 convenience stores and supply of fuel to 1,453 independently operated fueling stations in 30 states and the District of Columbia. As a result of the closing of the transaction with Empire, GPM now operates stores or supply fuel in 33 states and the District of Columbia.

As of September 30, 2020, GPM owned 217 properties including 181 company-operated sites, 14 consignment agent locations, and 22 lessee-dealer sites. Additionally, GPM has long-term control over a leased portfolio comprised of 1,136 locations as of September 30, 2020. Of the leased properties, 1,069 were company-operated stores, 24 were consignment agent locations, and 43 were lessee-dealer sites. For GPM’s leased sites, approximately 1,010 sites had lease terms with at least 10 years remaining, of which approximately 780 sites had at least 20 years remaining, in each case assuming all extension options are exercised.

The Company primarily operates in two business channels through GPM: retail and wholesale fuel. We derive our revenue from the retail sale of fuel and the products and services offered in its stores, and the wholesale distribution of fuel. The retail stores offer a wide array of cold and hot foodservice, beverages, cigarettes and other tobacco products, grocery, beer and general merchandise. We have foodservice offerings at 309 company-operated stores. The foodservice category includes hot and fresh foods, deli, bakery, pizza, roller grill and other prepared foods. In addition, we have 73 branded quick service restaurants consisting of major national brands. Additionally, we provide a number of traditional convenience store services that generate additional income including lottery, prepaid products, money orders, ATMs, gaming, and other ancillary product and service offerings. GPM also generates car wash revenue at approximately 80 of its locations.

As of September 30, 2020, approximately 89% of our retail locations sold branded fuel. Our branded fuel is primarily sold under the Valero®, Marathon®, BP® and Shell® brand names. Through GPM we are the largest distributor of Valero branded motor fuel on the East Coast and the third largest distributor of Valero branded motor fuel in the United States. In addition to driving customer traffic, our management believes GPM’s branded fuel strategy enables it to maintain a secure fuel supply. A limited number of stores do not sell fuel.

Trends Impacting Our Business

GPM has achieved strong store growth over the last several years, primarily by implementing a highly successful acquisition strategy. From 2013 through September 30, 2020, GPM completed 17 acquisitions. As a result, GPM’s store count grew from 320 sites in 2011 to 1,389 sites as of September 30, 2020. These strategic acquisitions, have had, and we expect will continue to have, a significant impact on the reported results and can make period to period comparisons of results difficult. GPM completed three acquisitions in 2019 for a total of 87 sites, including 64 sites acquired in December 2019 (collectively, the “2019 acquisitions”), three acquisitions in 2018 for a total of 289 sites, including 273 sites from the acquisition of the E-Z Mart chain in April 2018 (collectively, the “2018 acquisitions”), and two acquisitions in 2017 for a total of 106 sites, including 99 sites from the acquisition of Roadrunner in April 2017 (collectively, the “2017 acquisitions”) . Following the closing of the Empire acquisition, GPM’s store count grew to 2,926 sites of which 1,334 were operated as retail convenience stores and 1,592 supplied fuel to independently operated fueling stations. With our achievement of significant size and scale, we have refocused our strategy on organic growth, including implementing company-wide marketing and merchandising initiatives, which we believe will result in significant value to all the assets we have acquired. We believe that this complementary strategy will help further our growth through both acquisitions and organically and improve our results of operations.

There is an ongoing trend in the convenience store industry of companies concentrating on increasing and improving in-store foodservice offerings, including fresh foods, quick service restaurants or proprietary food offerings. We believe consumers may become more likely to patronize convenience stores that include such food offerings, which may also lead to increased inside merchandise sales or fuel sales for such stores. Although foodservice has been negatively impacted during the COVID-19 pandemic, we believe this trend will reverse when the pandemic subsides. Our current foodservice offering primarily consists of hot and fresh foods, deli, bakery, pizza, roller grill and other prepared foods. GPM has historically relied upon franchised quick service restaurants and in-store delis to drive customer traffic rather than a proprietary foodservice offering. As a result, our management believes that its under-penetration of proprietary foodservice presents an opportunity to expand foodservice offerings and margin in response to changing consumer behavior. In addition, our management believes that continued investment in new technology platforms and applications to adapt to evolving consumer eating preferences including contactless checkout, order ahead service, and delivery will further drive growth in profitability.

Our operations are significantly impacted by the retail fuel margins we receive on gallons sold. While we expect our total fuel sales volumes to remain stable over time and the fuel margins we realize on those sales to remain stable, these fuel margins can change rapidly as they are influenced by many factors including: the price of refined products, interruptions in supply caused by severe weather, severe refinery mechanical failures for an extended period of time, and competition in the local markets in which we operate.

The cost of our main sales products, gasoline and diesel, is greatly impacted by the wholesale cost of fuel in the United States. We attempt to pass along wholesale fuel cost changes to our customers through retail price changes; however, we are not always able to do so. The timing of any related increase or decrease in retail prices is affected by competitive conditions. As a result, we tend to experience lower fuel margins when the cost of fuel is increasing gradually over a longer period and higher fuel margins when the cost of fuel is declining or more volatile over a shorter period of time. Also, rising prices tend to cause our customers to reduce discretionary fuel consumption, which tends to reduce our fuel sales volumes.

We also operate in a highly competitive retail convenience market which includes businesses with operations and services that are similar to those that are provided by GPM, primarily the sale of convenience items and motor fuels. We face significant competition from other large chain operators. In particular, large convenience store chains have expanded their number of locations and remodeled their existing locations in recent years, enhancing their competitive position. Our management also believes that convenience stores managed by individual operators who offer branded or non-branded fuel are also significant competitors in the market. The convenience store industry is also experiencing competition from other retail sectors including grocery stores, large warehouse retail stores, dollar stores and pharmacies.

Our management believes that the following competitive strengths differentiate us from our competitors and will contribute to its continued success:

•	Leading Market Position in Highly Attractive, Diversified and Contiguous Markets.

•	Entrenched Local Brands with Scale of Large Store Portfolio.

•	Dual Retail and Wholesale Business Model Generating Stable and Diversified Cash Flow.

•	Experienced Management.

•	Strong Balance Sheet with Capacity to Execute Growth Strategy.

•	Flexibility to Address Consumers Changing Needs.

•	Real-time Fuel Pricing Analysis.

•	Robust Embedded EBITDA Opportunities, Including a Platform-Wide Store Refresh Program.

In addition to these competitive strengths, as discussed elsewhere in this document, our management believes that the Company has a significant opportunity to increase its sales and profitability by continuing to execute its operating strategy, growing its store base in existing and contiguous markets through acquisition, and enhancing the performance of current stores.

Seasonality

We earn a disproportionate amount of our annual operating income in the second and third quarters as a result of the climate and seasonal buying patterns of its customers. Inclement weather, especially in the Midwest and Northeast regions of the US during the winter months, can negatively impact our financial results.

Impact of COVID-19

An outbreak of coronavirus (“COVID-19”) began in China in December 2019 and subsequently spread throughout the world. On March 11, 2020, the World Health Organization declared COVID-19 as a pandemic. Since the second half of March 2020, the pandemic has caused the issuance of orders in the U.S. by the federal government, as well as governments of states and localities within the U.S., in an attempt to contain the spread of the coronavirus (such as restrictions on gathering and the closure of certain businesses).

During this period, GPM’s convenience stores and independent outside operations continued to operate and remain open to the public as convenience store operations and gas stations are deemed an essential business by numerous federal and state authorities, including the U.S. Department of Homeland Security, and therefore are exempt from many of the closure orders that were, or are currently, imposed on U.S. businesses. Commencing in May 2020, various states and localities began to gradually ease their stay-at-home orders and the orders requiring certain types of businesses to be closed. In addition, during this period, the supply of products and gas to GPM’s convenience stores and gas stations has continued without any significant interruption. GPM’s convenience stores and independent outside operations are however subject to many of COVID-19 operational requirements that were, or are currently, imposed on the activity of US businesses such as those dealing with frequent sanitation, enforcing face covering orders, and the like. During this period, there were positive impacts on the Company’s results of operations as measured regularly on the basis of the segment operating income of the convenience stores and gas stations.

This increase in segment operating income was principally due to the significant increase in the fuel margin, which partially resulted from the material drop in fuel costs commencing at the beginning of March 2020 and continuing through the end of April 2020, despite the significant reduction in the amount of gallons sold in the gas stations as a result of COVID-19 beginning in the second half of March 2020. Although fuel prices began to gradually increase in May 2020, fuel margin remained at higher levels than those achieved historically. Further, beginning in May 2020, stay-at-home orders began to be eased which resulted in an increase in the amount of gallons sold compared to prior weeks.

In light of the reduction in the amount of gallons sold, GPM’s principal fuel suppliers have temporarily revoked (for periods that vary among the different suppliers) the requirements under their agreements to purchase minimum quantities of gallons, including such requirements under the incentive agreements from such suppliers. As of September 30, 2020, the reduction in gallons sold does not affect GPM’s compliance with its commitments under the agreements with its principal suppliers.

During the second half of March 2020, there was a reduction in the merchandise revenue from GPM’s convenience stores and in the gross margin rate from such revenues. However, from the beginning of April 2020 and continuing through the third quarter of 2020, GPM experienced growth in merchandise revenue and gross margin rate from such revenues as a result of shifting consumer demand from other retail channels to convenience stores and the continued increase in revenues for products in high demand, such as face masks and hand sanitizers. As a result, the Company estimates that no material impact is expected from the pandemic on the Company’s results of operations from merchandise revenues.

The Company estimates that the impact of the pandemic on the Company’s operations as described above is not expected to have a material adverse effect on its medium or long-term results of operations. However, since the pandemic is an event that is characterized by great uncertainty, as well as rapid and frequent changes, among other things, in connection with the pace of limiting the spread of the pandemic and the future measures that will be taken in order to prevent it from spreading, the Company cannot evaluate nor estimate the entire impact of the pandemic on its business operations as well as its results of operations.

See “Risk Factors” for further discussion of the possible impact of COVID-19 on our business.

The Business Combination

Haymaker, Arko Holdings Ltd., ARKO Corp., Merger Sub I and Merger Sub II entered into that certain Business Combination Agreement on September 8, 2020 (as amended by the Consent and Amendment No. 1 to the Business Combination Agreement, dated November 18, 2020 (collectively, the “Business Combination Agreement”)). Pursuant to the Business Combination Agreement, on the Closing Date, each of the following transactions occurred in the following order: (i) Merger Sub I merged with and into Haymaker, with Haymaker surviving the merger as a wholly-owned subsidiary of New Parent (the “First Merger”), and (ii) Merger Sub II

merged with and into Arko, with Arko surviving the merger as a wholly-owned subsidiary of New Parent (the “Second Merger” and together with the First Merger and other related transactions set forth in the Business Combination Agreement, the “Business Combination”).

The Business Combination is being accounted for as a reverse recapitalization under the scope of the Financial Accounting Standards Board’s Accounting Standards Codification 805, Business Combinations (“ASC 805”), in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Under this method of accounting, Haymaker, ARKO Corp. and its wholly-owned subsidiaries are collectively treated as the “acquired” company and Arko Holdings Ltd. is considered the accounting acquiror for accounting purposes. The Business Combination is treated as the equivalent of Arko Holdings Ltd. issuing stock for the net assets of Haymaker, accompanied by a recapitalization. The net assets of Arko Holdings Ltd. and Haymaker are stated at historical cost. No goodwill or intangible assets are expected to be recorded in connection with the Business Combination.

As a result of the Business Combination, ARKO Corp. is the successor to an SEC-registered and Nasdaq-listed company, which requires ARKO Corp. to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. ARKO Corp. expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, internal audit function, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees. While we expect to incur significant general and administrative expenses, we will closely monitor its expenditures and take actions designed to improve our processes and manage our business effectively.

Description of Segments

Our reportable segments are described below.

Retail Segment

The retail segment includes the operation of a chain of retail stores which include convenience stores selling fuel products and other merchandise to retail customers. At our convenience stores, we own the merchandise and fuel inventory and employ personnel to manage the store.

Wholesale Segment

The wholesale segment supplies fuel to independent dealers, on either a cost plus or consignment basis. For consignment arrangements, we retain ownership of the fuel inventory at the site, and are responsible for the pricing of the fuel to the end consumer and share a portion of the gross profit with the consignment operators.

GPMP Segment

The GPMP segment includes GPM Petroleum LP (“GPMP”) and primarily includes the sale and supply of fuel to GPM and its subsidiaries selling fuel (both in the Retail and Wholesale segments) at GPMP’s cost of fuel including taxes and transportation plus a fixed margin.

Results of Operations

Results of Operations for the three and nine months ended September 30, 2020 and 2019

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our interim unaudited consolidated financial statements included elsewhere in this prospectus. The following discussion should be read in conjunction with the interim unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Results

The table below shows the results of the Company for the three and nine months ended September 30, 2020 and 2019 along with certain key metrics.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in thousands)
Revenues:
Fuel revenue	$539,938	$721,645	$1,510,491	$2,041,167
Merchandise revenue	403,665	370,267	1,119,041	1,038,305
Other revenues, net	16,475	12,383	44,701	37,223

Total revenues	960,078	1,104,295	2,674,233	3,116,695
Operating expenses:
Fuel costs	462,373	658,244	1,279,067	1,872,749
Merchandise costs	290,856	269,985	814,524	755,540
Store operating expenses	131,780	129,599	386,633	377,618
General and administrative	25,403	16,967	64,823	51,079
Depreciation and amortization	16,171	15,582	50,056	46,284

Total operating expenses	926,583	1,090,377	2,595,103	3,103,270
Other expenses, net	1,381	2,354	7,290	4,766

Operating income	32,114	11,564	71,840	8,659
Interest and other financial expenses, net	(10,261)	(10,959)	(29,425)	(32,615)

Income (loss) before income taxes	21,853	605	42,415	(23,956)
Income tax expense	(4,672)	(5,527)	(5,171)	(2,838)
Loss from equity investment	(24)	(92)	(435)	(398)

Net income (loss)	$17,157	$(5,014)	$36,809	$(27,192)

Less: Net income (loss) attributable to non-controlling interests	7,469	1,726	15,682	(1,233)

Net income (loss) attributable to Arko Holdings Ltd.	$9,688	$(6,740)	$21,127	$(25,959)

Fuel gallons sold	260,173	291,224	730,682	832,353
Fuel margin, cents per gallon(1)	29.8	21.8	31.7	20.2
Merchandise contribution(2)	112,809	100,282	304,517	282,765
Merchandise margin(3)	27.9%	27.1%	27.2%	27.2%
Adjusted EBITDA(4)	$51,541	$31,873	$137,024	$66,521

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold.
2	Calculated as merchandise revenue less merchandise costs.
3	Calculated as merchandise margin divided by merchandise revenue.
4	Refer to Use of Non-GAAP Measures below for discussion of this measure and related reconciliation.

Three Months Ended September 30, 2020 versus Three Months Ended September 30, 2019

For the three months ended September 30, 2020, fuel revenue decreased by $181.7 million, or 25.2%, compared to the third quarter of 2019. The decrease in fuel revenue was attributable to the decrease in the average retail price of fuel in 2020 as compared to 2019, as the retail price for fuel was lower in the third quarter of 2020 as compared to the third quarter of 2019 and fewer gallons were sold primarily due to the COVID-19 pandemic, which was partially offset by incremental gallons sold from the 2019 acquisitions.

For the three months ended September 30, 2020, merchandise revenue increased by $33.4 million, or 9.0%, compared to the third quarter of 2019 primarily due to the 2019 acquisitions and an increase in same store merchandise revenue.

For the three months ended September 30, 2020, other revenue increased by $4.1 million, or 33.0%, compared to the third quarter of 2019 primarily related to the 2019 acquisitions and increased income from lottery commissions and gaming.

For the three months ended September 30, 2020, total operating expenses decreased by $163.8 million, or 15.0%, compared to the third quarter of 2019. Fuel costs decreased $195.9 million, or 29.8%, compared to the third quarter of 2019 due to fuel sold at a lower average cost and lower volumes. Merchandise costs increased $20.9 million, or 7.7%, compared to the third quarter of 2019. For the three months ended September 30, 2020, store operating expenses increased $2.2 million compared to the third quarter of 2019 due to incremental expenses coming from 2019 acquisitions which were partially offset by a decrease in expenses at same stores. For the three months ended September 30, 2020, general and administrative expenses increased $8.4 million, or 49.7%, compared to the third quarter of 2019, primarily due to increased incentive accruals and annual wage increases. For the three months ended September 30, 2020, depreciation and amortization expenses increased $0.6 million, or 3.8%, compared to the third quarter of 2019 due to assets acquired during the previous 12 months including recent acquisitions.

For the three months ended September 30, 2020, other expenses, net decreased by $1.0 million compared to the third quarter of 2019.

Operating income was $32.1 million for the three months ended September 30, 2020, compared to $11.6 million for the third quarter of 2019. The increase was primarily due to strong fuel and merchandise results along with incremental income from the 2019 acquisitions, partially offset by an increase in general and administrative expenses.

For the three months ended September 30, 2020, interest and other financing expenses, net decreased by $0.7 million from the third quarter of 2019. The decrease was primarily related to a net period-over-period decrease in foreign currency losses recorded of $2.1 million primarily as all New Israeli Shekel (“NIS”) denominated loans were paid off in February 2020 which was partially offset by higher interest expense from greater debt outstanding in 2020.

For the three months ended September 30, 2020, income tax expense was $4.7 million compared to $5.5 million in the three months ended September 30, 2019.

For the three months ended September 30, 2020, Adjusted EBITDA was $51.5 million compared to $31.9 million for the three months ended September 30, 2019. Although the impact of COVID-19 reduced gallons sold in the third quarter of 2020, a primary driver of the EBITDA increase in 2020 was higher fuel margins compared to the same period in 2019, partly due to less competitive pricing pressure on fuel. Increased merchandise contribution at same stores combined with a reduction in expenses also positively impacted 2020. The 2019 acquisitions contributed approximately $2.6 million of incremental Adjusted EBITDA in 2020. These increases were partially offset by an increase in general and administrative expenses to support the recent acquisitions and increased incentive accruals.

Nine Months Ended September 30, 2020 versus Nine Months Ended September 30, 2019

For the nine months ended September 30, 2020, fuel revenue decreased by $530.7 million, or 26.0%, compared to the first nine months of 2019. The decrease in fuel revenue was attributable to the decrease in the average retail price of fuel in 2020 as compared to 2019 and fewer gallons sold primarily due to the COVID-19 pandemic, which was partially offset by incremental gallons sold from the 2019 acquisitions.

For the nine months ended September 30, 2020, merchandise revenue increased by $80.7 million, or 7.8%, compared to the first nine months of 2019 primarily due to the 2019 acquisitions and an increase in same store merchandise revenue.

For the nine months ended September 30, 2020, other revenues, net increased by $7.5 million, or 20.1%, compared to the first nine months of 2019 primarily related to the 2019 acquisitions and increased income from lottery commissions and gaming.

For the nine months ended September 30, 2020, total operating expenses decreased by $508.2 million, or 16.4%, compared to the first nine months of 2019. Fuel costs decreased $593.7 million, or 31.7%, compared to the first nine months of 2019 due to fuel sold at a lower average cost and lower volumes. Merchandise costs increased $59.0 million, or 7.8%, compared to the first nine months of 2019. For the nine months ended September 30, 2020, store operating expenses increased $9.0 million compared to the first nine months of 2019 primarily due to incremental expenses coming from 2019 acquisitions which were partially offset by a decrease in expenses at same stores. For the nine months ended September 30, 2020, general and administrative expenses increased $13.7 million, or 26.9%, compared to the first nine months of 2019, primarily due to increased incentive accruals and annual wage increases. For the nine months ended September 30, 2020, depreciation and amortization expenses increased $3.8 million, or 8.1%, compared to the first nine months of 2019 due to assets acquired during the previous 12 months.

For the nine months ended September 30, 2020, other expenses, net increased by $2.5 million compared to the first nine months of 2019 primarily due to an additional $3.1 million in losses on disposals of assets and impairment charges in 2020.

Operating income was $71.8 million for the nine months ended September 30, 2020, compared to $8.7 million for the nine months ended September 30, 2019. The increase in 2020 was primarily due to strong fuel and merchandise results which also benefited from the 2019 acquisitions, partially offset by an increase in general and administrative, depreciation and amortization expenses in 2020.

For the nine months ended September 30, 2020, interest and other financing expenses, net decreased by $3.2 million compared to the first nine months of 2019 primarily related to a net period-over-period decrease in foreign currency losses recorded of $8.7 million primarily as all NIS denominated loans were paid off in February 2020, partially offset by higher interest expense from greater debt outstanding in 2020 and $0.5 million in deferred financing costs written off.

For the nine months ended September 30, 2020, income tax expense was $5.2 million compared to $2.8 million in the nine months ended September 30, 2019.

For the nine months ended September 30, 2020, Adjusted EBITDA was $137.0 million compared to $66.5 million for the nine months ended September 30, 2019. Although the impact of COVID-19 reduced gallons sold in the first nine months of 2020, the significant increase in fuel margin compared to the same period in 2019 contributed to increased Adjusted EBITDA in 2020. Increased merchandise contribution at same stores combined with a reduction in expenses also positively impacted 2020. The 2019 acquisitions contributed approximately $7.6 million of incremental Adjusted EBITDA in 2020. These increases were partially offset by an increase in general and administrative expenses to support the recent acquisitions and increased incentive accruals.

Segment Results

Retail Segment

The table below shows the results of the Retail segment for the three and nine months ended September 30, 2020 and 2019 along with certain key metrics for the segment.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in thousands)
Revenues:
Fuel revenue	$506,418	$676,897	$1,424,823	$1,914,179
Merchandise revenue	403,665	370,267	1,119,041	1,038,305
Other revenues, net	13,860	10,895	39,175	32,806

Total revenues	923,943	1,058,059	2,583,039	2,985,290
Operating expenses:
Fuel costs	441,869	627,542	1,229,751	1,785,452
Merchandise costs	290,856	269,985	814,524	755,540
Store operating expenses	128,997	126,417	378,365	368,370

Total operating expenses	861,722	1,023,944	2,422,640	2,909,362

Operating income	$62,221	$34,115	$160,399	$75,928

Fuel gallons sold	243,578	273,107	687,254	780,519
Fuel margin, cents per gallon(1)	31.0	22.6	32.9	21.0
Same stores merchandise sales increase (%)(2)	5.0%	1.4%	3.5%	1.3%
Merchandise contribution(3)	$112,809	$100,282	$304,517	$282,765
Merchandise margin(4)	27.9%	27.1%	27.2%	27.2%

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold; excludes the estimated fixed margin paid to GPMP for the cost of fuel.
2

Same store sales is a common metric used in the convenience store industry. A store is generally considered a “same store” in the first quarter in which the store has a full quarter of activity in the prior year.

3	Calculated as merchandise revenue less merchandise costs.
4	Calculated as merchandise margin divided by merchandise revenue.

Three Months Ended September 30, 2020 versus Three Months Ended September 30, 2019

Retail Revenues

For the three months ended September 30, 2020, fuel revenue decreased by $170.5 million, or 25.2%, compared to the third quarter of 2019. The 2019 acquisitions contributed an additional 14.8 million gallons sold. However, gallons sold at same stores were down approximately 15.1%, or 40.5 million, primarily due to the COVID-19 pandemic. Additionally, retail stores closed to optimize profitability negatively impacted gallons sold. The decrease in fuel revenue was also attributable to a $0.40 per gallon decrease in the average retail price of fuel in the third quarter of 2020 as compared to the comparable period in 2019.

For the three months ended September 30, 2020, merchandise revenue increased by $33.4 million, or 9.0%, compared to the third quarter of 2019. The 2019 acquisitions contributed an additional $20.3 million of merchandise revenue. Same store merchandise revenue increased $18.1 million, or 5.0%, for the third quarter of 2020 compared to the third quarter of 2019. Same store merchandise revenue increased primarily due to higher grocery, other tobacco products, cigarettes, packaged beverages and beer & wine revenue from benefits of planogram initiatives and fact-based data to react to changing consumer needs along with the introduction of high demand essential products such as face masks and hand sanitizer. In addition, there was an overall increase in the consumer market basket as consumer demand shifted from other retail channels to convenience stores. Offsetting these increases was a decrease in merchandise revenue from underperforming stores closed or converted to dealer-owned sites.

For the three months ended September 30, 2020, other revenues, net increased by $3.0 million, or 27.2%, compared to the third quarter of 2019 primarily related to the 2019 acquisitions along with increases in lottery commissions and gaming income.

Retail Operating Income

For the three months ended September 30, 2020, fuel margin increased compared to the same period in 2019 primarily related to an increase in same store fuel margin of $9.4 million combined with incremental fuel margin from the 2019 acquisitions. In comparison to the third quarter of 2019, fuel margin per gallon at same stores was significantly higher at 30.9 cents per gallon compared to 22.7 cents per gallon, primarily due to less competitive pressure on fuel retail prices due to reduction in fuel volume which allowed for margin expansion.

For the three months ended September 30, 2020, merchandise contribution increased $12.5 million, or 12.5%, compared to the same period in 2019 and merchandise margin was 27.9% in the third quarter of 2020 compared to 27.1% in the third quarter of 2019. The increase was primarily due to incremental contribution from the 2019 acquisitions and an increase in merchandise contribution at same stores of $8.7 million. Merchandise margin at same stores increased primarily due to merchandising and marketing initiatives implemented, with greater benefits realized in the third quarter of 2020.

For the three months ended September 30, 2020, store operating expenses increased $2.6 million, or 2.0%, compared to the three months ended September 30, 2019 due to incremental expenses coming from 2019 acquisitions which were partially offset by a decrease in expenses at same stores primarily due to lower credit card fees.

Nine Months Ended September 30, 2020 versus Nine Months Ended September 30, 2019

Retail Revenues

For the nine months ended September 30, 2020, fuel revenue decreased by $489.4 million, or 25.6%, compared to the first nine months of 2019. The 2019 acquisitions contributed an additional 43.8 million gallons sold. However, gallons sold at same stores were down approximately 16.7%, or 128.5 million, primarily due to the COVID-19 pandemic. Additionally, retail stores closed during the year negatively impacted gallons sold. The decrease in fuel revenue was also attributable to a $0.38 per gallon decrease in the average retail price of fuel in 2020 as compared to the comparable period in 2019.

For the nine months ended September 30, 2020, merchandise revenue increased by $80.7 million, or 7.8%, compared to the first nine months of 2019. The 2019 acquisitions contributed an additional $58.6 million in revenue. Same store merchandise revenue increased $36.3 million, or 3.5%, for the first nine months of 2020 compared to the first nine months of 2019. Same store merchandise revenue increased primarily due to higher grocery, other tobacco products, cigarettes and beer & wine revenue from benefits of planogram initiatives and fact-based data to react to changing consumer needs along with the introduction of high demand essential products such as face masks and hand sanitizer. In addition, there was an overall increase in the consumer market basket as stay at home orders related to COVID-19 began to be eased in May 2020 and consumer demand shifted from other retail channels to convenience stores. Offsetting these increases was a decrease in merchandise revenue from underperforming stores closed or converted to dealer-owned sites.

For the nine months ended September 30, 2020, other revenues, net increased by $6.4 million, or 19.4%, from the nine months ended September 30, 2019 primarily related to the 2019 acquisitions and higher lottery commissions and gaming income.

Retail Operating Income

For the nine months ended September 30, 2020, fuel margin increased over the first nine months of 2019 related to an increase in same store fuel profit of $48.8 million combined with incremental fuel profit from the 2019 acquisitions. In comparison to the first nine months of 2019, fuel margin per gallon at same stores was significantly higher at 32.9 cents per gallon compared to 21.0 cents per gallon, partly due to the impact of lower fuel costs, which dropped significantly at the beginning of March 2020 and continued through the end of April 2020, along with less competitive pressure on fuel retail prices due to reductions in fuel volume which allowed for margin expansion.

For the nine months ended September 30, 2020, merchandise margin increased $21.8 million, or 7.7%, compared to the first nine months of 2019 and merchandise margin was 27.2% in both periods. The increase was due to incremental merchandise margin from the 2019 acquisitions and an increase in merchandise margin at same stores of $9.8 million. Merchandise margin at same stores increased over the course of the second and third quarters of 2020 due to merchandising and marketing initiatives implemented. These increases in merchandise margin were partially offset by lower merchandise sales and a change in sales mix in March 2020 through mid-May 2020 as consumers pantry loaded lower margin items due to the COVID-19 pandemic.

For the nine months ended September 30, 2020, store operating expenses increased $10.0 million, or 2.7%, compared to the nine months ended September 30, 2019 due to incremental expenses coming from 2019 acquisitions which were partially offset by a decrease in expenses at same stores.

Wholesale Segment

The table below shows the results of the Wholesale segment for the three and nine months ended September 30, 2020 and 2019 along with certain key metrics for the segment.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in thousands)
Revenues:
Fuel revenue	$32,468	$42,997	$82,687	$122,072
Other revenues, net	2,409	1,302	4,999	3,951

Total revenues	34,877	44,299	87,686	126,023
Operating expenses:
Fuel costs	31,093	42,119	79,052	119,773
Store operating expenses	2,110	2,067	5,902	6,085

Total operating expenses	33,203	44,186	84,954	125,858

Operating income	$1,674	$113	$2,732	$165

Fuel gallons sold	15,815	17,184	41,231	49,216
Fuel margin, cents per gallon(1)	13.2	9.6	13.3	9.2

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold; excludes the estimated fixed margin paid to GPMP for the cost of fuel.

Three Months Ended September 30, 2020 versus Three Months Ended September 30, 2019

Wholesale Revenues

For the three months ended September 30, 2020, fuel revenue decreased by $10.5 million, or 24.5%, compared to the third quarter of 2019. Wholesale gallons sold were down 1.4 million due to the COVID-19 pandemic. Additionally, the decrease in fuel revenue was also attributable to a decrease in the average retail price of fuel in 2020 as compared to the comparable period in 2019.

Wholesale Operating Income

For the three months ended September 30, 2020, fuel margin increased from the comparable period in 2019 due to less competitive pressure on fuel retail prices due to reductions in fuel volume which allowed for margin expansion which was partially offset by a decrease in gallons sold.

For the three months ended September 30, 2020, store operating expenses were consistent with those in the three months ended September 30, 2019.

Nine Months Ended September 30, 2020 versus Nine Months Ended September 30, 2019

Wholesale Revenues

For the nine months ended September 30, 2020, fuel revenue decreased by $39.4 million, or 32.3%, compared to the first nine months of 2019. Wholesale gallons sold were down 8.0 million primarily due to the COVID-19 pandemic. Additionally, the decrease in fuel revenue was also attributable to a decrease in the average retail price of fuel in 2020 as compared to the comparable period in 2019

Wholesale Operating Income

For the nine months ended September 30, 2020, fuel margin increased over the comparable period in 2019 primarily due to the impact of fuel costs which dropped significantly at the beginning of March 2020 and continued through the end of April 2020 and less competitive pressure on fuel retail prices due to reductions in fuel volume which allowed for margin expansion which was partially offset by a decrease in gallons sold.

For the nine months ended September 30, 2020, store operating expenses decreased $0.2 million, or 3.0%, compared to the first nine months of 2019 primarily due to lower credit card fees and other expenses.

GPMP Segment

The table below shows the results of the GPMP segment for the three and nine months ended September 30, 2020 and 2019 along with certain key metrics for the segment.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in thousands)
Revenues:
Fuel revenue—inter-segment	$352,363	$540,115	$961,666	$1,543,138
Fuel revenue—external customers	1,052	1,751	2,981	4,916
Other revenues, net	245	217	639	549

Total revenues	353,660	542,083	965,286	1,548,603
Operating expenses:
Fuel costs	341,774	528,698	931,930	1,510,662
General and administrative	683	613	2,396	2,131
Depreciation and amortization	1,843	1,031	5,530	3,026

Total operating expenses	344,300	530,342	939,856	1,515,819

Other income, net	—	(40)	—	(279)

Operating income	$9,360	$11,781	$25,430	$33,063

Fuel gallons sold—inter-segment	258,166	288,797	725,384	826,273
Fuel gallons sold—external customers	780	933	2,197	2,618
Fuel margin, cents per gallon(1)	4.5	4.5	4.5	4.5

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold.

Three Months Ended September 30, 2020 versus Three Months Ended September 30, 2019

GPMP Revenues

For the three months ended September 30, 2020, fuel revenue decreased by $188.5 million, or 34.8%, compared to the third quarter of 2019. The decrease in fuel revenue was attributable to a decrease in the average retail price of fuel in 2020 as compared to 2019 and a decrease in gallons sold.

For both the three months ended September 30, 2020 and 2019, other revenues, net were $0.2 million, and primarily related to rental income from certain sites leased to independent dealers.

GPMP Operating Income

Fuel margin decreased by $1.5 million in the third quarter of 2020 compared to the comparable period in 2019 due to fewer gallons sold to GPM at a fixed margin.

For the three months ended September 30, 2020, total general, administrative, depreciation and amortization expenses increased $0.9 million compared to the third quarter of 2019, primarily due to depreciation and amortization expenses for assets acquired in the previous 12 months.

Nine Months Ended September 30, 2020 versus Nine Months Ended September 30, 2019

GPMP Revenues

For the nine months ended September 30, 2020, fuel revenue decreased by $583.4 million, or 37.7%, compared to the first nine months of 2019. The decrease in fuel revenue was attributable to a decrease in the average retail price of fuel in 2020 as compared to 2019 and a decrease in gallons sold.

For the nine months ended September 30, 2020 and 2019, other revenues, net were $0.6 million and $0.5 million, respectively.

GPMP Operating Income

Fuel margin decreased by $4.7 million in the first nine months of 2020 compared to the first nine months of 2019 due to fewer gallons sold to GPM at a fixed margin.

For the nine months ended September 30, 2020, total general, administrative, depreciation and amortization expenses increased $2.8 million compared to the first nine months of 2019, primarily due to depreciation and amortization expenses for assets acquired in the previous 12 months.

Results of Operations for the Years Ended December 31, 2019, 2018 and 2017

The period to period comparisons of our results of operations have been prepared using the historical periods included in our consolidated annual financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Results

The table below shows the results of the Company for the three years ended December 31, 2019 along with certain key metrics.

	For the year ended December 31,
	2019	2018	2017
	(in thousands)
Revenues:
Fuel revenue	$2,703,440	$2,734,538	$1,966,905
Merchandise revenue	1,375,438	1,281,611	1,031,798
Other revenues, net	49,812	48,734	42,431

Total revenues	4,128,690	4,064,883	3,041,134
Operating expenses:
Fuel costs	2,482,472	2,517,302	1,796,026
Merchandise costs	1,002,922	935,936	752,752
Store operating expenses	506,524	470,444	377,455
General and administrative	69,311	62,017	50,622
Depreciation and amortization	62,404	53,814	38,187

Total operating expenses	4,123,633	4,039,513	3,015,042

Other expenses (income), net	3,733	(10,543)	5,159

Operating income	1,324	35,913	20,933
Interest and other financial expenses, net	(41,812)	(19,931)	(29,465)

(Loss) income before income taxes	(40,488)	15,982	(8,532)
Income tax (expense) benefit	(6,167)	7,933	9,734
Loss from equity investment	(507)	(451)	(452)
Net loss attributable to discontinued operations	—	—	(11)

Net (loss) income	$(47,162)	$23,464	$739

Less: Net (loss) income attributable to non-controlling interests	(3,623)	12,498	6,568

Net (loss) income attributable to Arko Holdings Ltd.	$(43,539)	$10,966	$(5,829)

Fuel gallons sold	1,108,155	1,053,419	871,637
Fuel margin, cents per gallon(1)	19.9	20.6	19.6
Merchandise contribution(2)	372,516	345,675	279,046
Merchandise margin(3)	27.1%	27.0%	27.0%
Adjusted EBITDA(4)	$78,159	$81,842	$66,246

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold.
2	Calculated as merchandise revenue less merchandise costs.
3	Calculated as merchandise contribution divided by merchandise revenue.
4	Refer to “Use of Non-GAAP Measures” below for a discussion of this measure and related reconciliation.

For the year ended December 31, 2019 compared to the year ended December 31, 2018

For the year ended December 31, 2019, fuel revenue decreased by $31.1 million, or 1.1%, compared to 2018. The decrease in fuel revenue was attributable to the decrease in the average retail price of fuel in 2019 as compared to 2018, which was partially offset by greater gallons sold primarily due to the 2019 acquisitions and 2018 acquisitions.

For the year ended December 31, 2019, merchandise revenue increased by $93.8 million, or 7.3%, compared to 2018, primarily due to the 2019 and 2018 acquisitions and an increase in same store merchandise revenue.

For the year ended December 31, 2019, other revenue increased by $1.1 million over 2018 primarily related to the 2019 and 2018 acquisitions.

For the year ended December 31, 2019, total operating expenses increased by $84.1 million, or 2.1%, compared to 2018. Fuel costs decreased $34.8 million, or 1.4%, compared to 2018, primarily due to fuel sold at a lower average price which was partially offset by higher volumes. Merchandise costs increased $67.0 million, or 7.2%, compared to 2018. For the year ended December 31, 2019, store operating expenses increased $36.1 million, or 7.7%, compared to 2018 primarily due to incremental expenses coming from the 2019 and 2018 acquisitions. General and administrative expenses in 2019 increased $7.3 million, or 11.8%, compared to 2018, primarily due to incremental headcount and related benefits to support organizational growth arising from the E-Z Mart acquisition (as described in Note 3.H. to the 2019 audited consolidated financial statements of Arko Holdings Ltd.), other personnel investments and annual wage increases. For the year ended December 31, 2019, depreciation and amortization expenses increased $8.6 million, or 16.0%, over 2018, primarily due to assets acquired during 2018 and 2019.

For the year ended December 31, 2019, other expenses (income), net increased by $14.3 million over 2018 primarily due to a $24.0 million gain on bargain purchase recognized in 2018 as a result of the E-Z Mart acquisition and an increase in losses on disposal of assets and impairment charges of $3.2 million, offset by a decrease in acquisition costs of $1.8 million and a gain on sale-leaseback of $6.0 million recognized in 2019.

Operating income was $1.3 million for the year ended December 31, 2019, compared to $35.9 million in 2018, primarily due to increased general, administrative, depreciation and amortization expenses and the reduction in other income associated with the $24.0 million gain on bargain purchase in 2018.

For the year ended December 31, 2019, interest and other financing expenses, net increased by $21.9 million compared to 2018. The increase was primarily related to $10.2 million in foreign currency losses recorded in 2019 compared to $9.2 million in foreign currency gains recorded in 2018 and greater debt outstanding in 2019.

For the year ended December 31, 2019, income tax expense was approximately $6.2 million compared to an income tax benefit of approximately $7.9 million in 2018.

For the year ended December 31, 2019, Adjusted EBITDA was $78.2 million compared to $81.8 million for 2018. The 2019 and 2018 acquisitions contributed approximately $7 million of incremental Adjusted EBITDA in 2019, not including incremental general and administrative expenses associated with these acquisitions. These increases were offset by an approximately $9.0 million decrease in fuel margin at same stores in 2019 primarily due to market variables in the fourth quarter of 2019. Investments in personnel to support marketing and merchandising initiatives and organizational growth arising from acquisitions also reduced Adjusted EBITDA in 2019.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

For the year ended December 31, 2018, fuel revenue increased by $767.6 million, or 39.0%, compared to 2017. The increase in fuel revenue was attributable to the 2018 and 2017 acquisitions and an increase in the average retail price of fuel in 2018 as compared to 2017.

For the year ended December 31, 2018, merchandise revenue increased by $249.8 million, or 24.2%, compared to 2017, primarily due to the 2018 and 2017 acquisitions and an increase in same store merchandise revenue.

For the year ended December 31, 2018, other revenue increased by $6.3 million over 2017 primarily related to the 2018 and 2017 acquisitions.

For the year ended December 31, 2018, total operating expenses increased by $1,024.5 million, or 34.0%, compared to 2017 as a result of the 2018 acquisitions. Fuel costs increased $721.3 million, or 40.2%, compared to 2017 due to fuel sold at a higher average cost which combined with higher volumes. Merchandise costs increased $183.2 million, or 24.3%, compared to 2017. For the year ended December 31, 2018, store operating expenses increased $93.0 million, or 24.6%, compared to 2017 primarily due to incremental expenses coming from the 2018 and 2017 acquisitions and an increase in expenses at same stores. General and administrative expenses increased $11.4 million, or 22.5% over 2017, primarily due to incremental headcount and related benefits to support organizational growth arising from the acquisitions, primarily the Roadrunner and E-Z Mart acquisitions, and additional administrative personnel for new positions for marketing and operational initiatives. For the year ended December 31, 2018, depreciation and amortization expenses increased $15.6 million, or 40.9% over 2017, primarily due to assets acquired during 2018 and 2017.

For the year ended December 31, 2018, other expenses (income), net decreased by $15.7 million primarily due to the $24.0 million gain on bargain purchase as a result of the E-Z Mart acquisition, which was offset by an increase in acquisition expenses of $2.5 million, approximately $1.0 million of losses on disposal of assets and impairment charges, and the net amount of approximately $2.0 million related to the pension fund claim.

Operating income was $35.9 million for the year ended December 31, 2018, compared to $20.9 million in 2017, primarily due to the 2018 and 2017 acquisitions, particularly the Roadrunner and E-Z Mart acquisitions (as described in Note 3.H. to the 2019 audited consolidated financial statements of Arko Holdings Ltd.), along with the $24.0 million gain on bargain purchase in 2018 which was offset by increased general and administrative expenses.

For the year ended December 31, 2018, interest and other financing expenses, net decreased by $9.5 million compared to 2017 primarily related to $9.2 million in foreign currency gains recorded in 2018 compared to $7.9 million in foreign currency losses recorded in 2017, which was offset by additional interest expense due to greater debt outstanding in 2018.

For the year ended December 31, 2018, we recognized an income tax benefit of approximately $7.9 million compared to $9.7 million in 2017. The income tax benefit recorded in 2018 included a tax benefit due to the tax treatment of the cancellation of the Midwest Seller Note (as described in Note 12 to the 2019 audited consolidated financial statements of Arko Holdings Ltd.). Without this tax benefit there was a decrease in the income tax benefit between 2018 and 2017, which was primarily a result of the reduction in the federal income tax rate due to the Tax Cuts and Jobs Act.

For the year ended December 31, 2018, Adjusted EBITDA was $81.8 million compared to $66.2 million for 2017. The 2018 and 2017 acquisitions contributed approximately $37 million of incremental Adjusted EBITDA in 2018, not including incremental general and administrative expenses arising from these acquisitions. Increased fuel margins at same stores, particularly in the fourth quarter of 2018, also increased Adjusted EBITDA in 2019. These increases were partially offset by higher expenses at same stores as well as our strategy to offer cigarettes at more competitive prices to enhance customer traffic, which pressured merchandise margin at same stores.

Segment Results

Retail Segment

The table below shows the results of the Retail segment for the three years ended December 31, 2019 along with certain key metrics for the segment.

	For the year ended December 31,
	2019	2018	2017
	(in thousands)
Revenues:
Fuel revenue	$2,537,455	$2,558,018	$1,821,620
Merchandise revenue	1,375,438	1,281,611	1,031,798
Other revenues, net	43,882	42,044	36,883

Total revenues	3,956,775	3,881,673	2,890,301
Operating expenses:
Fuel costs	2,369,137	2,390,367	1,692,611
Merchandise costs	1,002,922	935,936	752,752
Store operating expenses	494,262	464,329	370,771

Total operating expenses	3,866,321	3,790,632	2,816,134

Operating income	$90,454	$91,041	$74,167

Fuel gallons sold	1,039,993	984,686	798,143
Fuel margin, cents per gallon(1)	20.7	21.5	20.6
Same stores merchandise sales increase (decrease) (%)(2)	1.0%	1.3%	(2.3)%
Merchandise contribution(3)	$372,516	$345,675	$279,046
Merchandise margin(4)	27.1%	27.0%	27.0%

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold; excludes the estimated fixed margin paid to GPMP for the cost of fuel.
2

Same store merchandise sales is a common metric used in the convenience store industry. A store is generally considered a “same store” in the first quarter in which the store has a full quarter of activity in the prior year.

3	Calculated as merchandise revenue less merchandise costs.
4	Calculated as merchandise contribution divided by merchandise revenue.

For the year ended December 31, 2019 compared to the year ended December 31, 2018

Retail Revenues

For the year ended December 31, 2019, fuel revenue in the retail segment decreased by $20.6 million, 0.8%, compared to 2018. The 2019 and 2018 acquisitions contributed an additional 85.5 million gallons sold. However, gallons sold at same stores were down approximately 1.8%, or 17.0 million gallons, primarily due to market conditions (particularly in the fourth quarter of 2019) and GPM’s strategy to maximize fuel gross profit at the expense of gallons. Additionally, retail stores closed to optimize profitability negatively impacted gallons sold. The decrease in fuel revenue was also attributable to a $0.16 per gallon decrease in the average retail price of fuel in 2019 as compared to 2018.

For the year ended December 31, 2019, merchandise revenue increased by $93.8 million, or 7.3%, compared to 2018. The 2019 and 2018 acquisitions contributed an additional $106 million. Same store merchandise revenue increased $12.1 million, or 1.0%, primarily due to higher other tobacco products revenue given an increase in demand, as well as higher packaged beverages, beer and wine revenue following benefits from the loyalty program, planogram initiatives and the strategy to lower cigarette prices to enhance customer traffic. Offsetting these increases was a decrease in merchandise revenue from underperforming stores closed or converted to dealer-owned sites.

For the year ended December 31, 2019, other revenue increased by $1.8 million over 2018 primarily related to the 2019 and 2018 acquisitions.

Retail Operating Income

For the year ended December 31, 2019, fuel margin increased compared to 2018 primarily related to incremental fuel gross margin of $14.8 million from the 2019 and 2018 acquisitions. In comparison to 2018, same store fuel margin decreased $9.0 million. Fuel margin per gallon at same stores was lower than 2018 at 21.2 cents per gallon compared to 21.8 cents per gallon, primarily due to market variables in the fourth quarter of 2019.

For the year ended December 31, 2019, merchandise contribution increased $26.8 million, or 7.8%, compared to 2018 and overall merchandise margin was 27.1% compared to 27.0% in 2018. The increase was primarily due to incremental contribution of $29 million from the 2019 and 2018 acquisitions. Merchandise margin at same stores was 26.7% in 2019 compared to 26.8% in 2018.

For the year ended December 31, 2019, store operating expenses increased $29.9 million, or 6.4%, compared to 2018 primarily due to incremental expenses coming from the 2019 and 2018 acquisitions. Store operating expenses were also reduced from underperforming stores closed or converted to dealer-owned sites.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

Retail Revenues

For the year ended December 31, 2018, fuel revenue increased by $736.4 million, or 40.4%, compared to 2017. The 2018 and 2017 acquisitions contributed an additional 212 million gallons sold. However, gallons sold at same stores were down approximately 2.3%, or 17.8 million gallons, primarily due to higher fuel prices as compared to 2017 and the Company’s strategy to maximize fuel gross profit at the expense of gallons. Additionally, retail stores closed to optimize profitability negatively impacted gallons sold. The increase in fuel revenue was also attributable to a $0.32 per gallon increase in the average retail price of fuel in 2018 as compared to 2017.

For the year ended December 31, 2018, merchandise revenue increased by $249.8 million, or 24.2%, compared to 2017. The 2018 and 2017 acquisitions contributed an additional $265 million. Same store merchandise revenue increased $13.0 million, or 1.3%, primarily due to the strategy to lower cigarette prices to enhance customer traffic. Offsetting these increases was a decrease in merchandise revenue from underperforming stores closed or converted to dealer-owned sites.

For the year ended December 31, 2018, other revenue increased by $5.2 million over 2017 primarily related to the 2018 and 2017 acquisitions.

Retail Operating Income

For the year ended December 31, 2018, fuel margin increased compared to 2017 as the 2018 and 2017 acquisitions contributed $40 million of incremental profit. Fuel margin per gallon at same stores was higher in 2018 at 22.3 cents per gallon compared to 20.7 cents per gallon in 2017.

For the year ended December 31, 2018, merchandise contribution increased $66.6 million, or 23.9%, compared to 2017 and merchandise margin was 27.0% in both years. The increase was primarily due to incremental contribution of $79.6 million from the 2018 and 2017 acquisitions. Merchandise margin at same stores decreased to 25.9% in 2018 compared to 27.1% in 2017, primarily due to lower cigarette pricing to enhance customer traffic.

For the year ended December 31, 2018, store operating expenses increased $93.6 million, or 25.2%, over 2017 primarily due to incremental expenses coming from 2018 and 2017 acquisitions and an increase in expenses at same stores attributable to higher credit card fees as a result of the higher average retail price of fuel.

Wholesale Segment

The table below shows the results of the Wholesale segment for the three years ended December 31, 2019 along with certain key metrics for the segment.

	For the year ended December 31,
	2019	2018	2017
	(in thousands)
Revenues:
Fuel revenue	$159,597	$169,518	$135,640
Other revenues, net	5,264	5,013	4,241

Total revenues	164,861	174,531	139,881
Operating expenses:
Fuel costs	156,663	167,184	132,686
Store operating expenses	8,146	7,774	7,279

Total operating expenses	164,809	174,958	139,965

Operating income (loss)	$52	$(427)	$(84)

Fuel gallons sold	64,757	65,246	67,695
Fuel margin, cents per gallon(1)	9.0	8.1	8.9

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold; excludes the estimated fixed margin paid to GPMP for the cost of fuel.

For the year ended December 31, 2019 compared to the year ended December 31, 2018

Wholesale Revenues

For the year ended December 31, 2019, fuel revenue decreased by $9.9 million, or 5.9%, compared to 2018, as a result of a decrease in gallons sold of 0.5 million in 2019 compared to 2018 combined with a decrease in the average retail price of fuel in 2019.

Wholesale Operating Income (Loss)

For the year ended December 31, 2019, fuel margin increased compared to 2018 related to an increase in margin rate which was slightly offset by fewer gallons sold.

For the year ended December 31, 2019, store operating expenses increased $0.4 million, or 4.8%, compared to 2018.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

Wholesale Revenues

For the year ended December 31, 2018, fuel revenue increased by $33.9 million, or 25.0%, compared to 2017 resulting from an increase in the average retail price of fuel in 2018 compared to 2017 which was offset by a decrease of 2.4 million gallons sold.

Wholesale Operating Income (Loss)

For the year ended December 31, 2018, fuel margin decreased compared to 2017 related to a decrease in margin rate combined with fewer gallons sold.

For the year ended December 31, 2018, store operating expenses increased $0.5 million, or 6.8%, compared to 2017.

GPMP Segment

The table below shows the results of the GPMP segment for the three years ended December 31, 2019 along with certain key metrics for the segment.

	For the year ended December 31,
	2019	2018	2017
	(in thousands)
Revenues:
Fuel revenue—inter-segment	$2,042,714	$2,098,906	$1,463,374
Fuel revenue—external customers	6,388	7,002	9,645
Other revenues, net	784	724	719

Total revenues	2,049,886	2,106,632	1,473,738
Operating expenses:
Fuel costs	1,999,386	2,058,657	1,434,103
General and administrative	2,568	2,746	2,554
Depreciation and amortization	4,373	3,746	3,161

Total operating expenses	2,006,327	2,065,149	1,439,818

Other expenses, net	59	1,477	—

Operating income	$43,500	$40,006	$33,920

Fuel gallons sold—inter-segment	1,102,863	1,048,997	863,498
Fuel gallons sold—external customers	3,405	3,487	5,799
Fuel margin, cents per gallon(1)	4.5	4.5	4.5

1	Calculated as fuel revenue less fuel costs divided by fuel gallons sold.

For the year ended December 31, 2019 compared to the year ended December 31, 2018

GPMP Revenues

For the year ended December 31, 2019, fuel revenue decreased by $56.8 million, or 2.7%, compared to 2018. The decrease in fuel revenue was attributable to a decrease in the average retail price of fuel in 2019 as compared to 2018, which was partially offset by an increase in gallons sold.

For the years ended December 31, 2019 and 2018, other revenue was $0.8 million and $0.7 million, respectively, and primarily related to rental income from certain sites leased to independent dealers.

GPMP Operating Income

Fuel margin increased by $2.5 million in 2019 due to greater gallons sold to GPM at a fixed margin.

For the year ended December 31, 2019, total general, administrative, depreciation and amortization expenses increased $0.4 million compared to 2018.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

GPMP Revenues

For the year ended December 31, 2018, fuel revenue increased by $632.9 million, or 43.0%, compared to 2017. The increase in fuel revenue was attributable to an increase in the average retail price of fuel in 2018 as compared to 2017 and greater gallons sold.

For both of the years ended December 31, 2018 and 2017, other revenue was $0.7 million and primarily related to rental income from certain sites leased to independent dealers.

GPMP Operating Income

Fuel margin increased by $8.3 million in 2018 due to greater gallons sold to GPM at a fixed margin.

For the year ended December 31, 2018, total general, administrative, depreciation and amortization expenses increased $0.8 million compared to 2017.

Use of Non-GAAP Measures

We define EBITDA as net income before net interest expense, income taxes, depreciation and amortization. Adjusted EBITDA further adjusts EBITDA by excluding the gain or loss on disposal of assets, impairment charges, acquisition costs, other non-cash items, and other unusual or non-recurring charges. Neither EBITDA nor Adjusted EBITDA are presented in accordance with GAAP.

We use EBITDA and Adjusted EBITDA for operational and financial decision-making and believe these measures are useful in eliminating certain items to focus on what we deem to be indicators of operating performance. EBITDA and Adjusted EBITDA are also used by many of our investors, securities analysts, and other interested parties in evaluating operational and financial performance as well as debt service capabilities. We believe that the presentation of EBITDA and Adjusted EBITDA provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing store performance.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and should not be considered as a substitute for net income, cash flows from operating activities, or other income or cash flow statement data. These measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP. We strongly encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Because non-GAAP financial measures are not standardized, EBITDA and Adjusted EBITDA, as defined by us, may not be comparable to similarly titled measures reported by other companies. It therefore may not be possible to compare our use of these non-GAAP financial measures with those used by other companies.

The following table contains a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2020 and 2019.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2020	2019	2020	2019
Net income (loss)	$17,157	$(5,014)	$36,809	$(27,192)
Interest and other financing expenses, net	10,261	10,959	29,425	32,615
Income tax expense	4,672	5,527	5,171	2,838
Depreciation and amortization	16,171	15,582	50,056	46,284

EBITDA	48,261	27,054	121,461	54,545
Non-cash rent expense(a)	1,627	1,895	5,175	5,693
Acquisition costs(b)	958	1,023	3,340	3,347
Gain on bargain purchase(c)	—	—	—	(406)
Loss on disposal of assets and impairment charges(d)	1,183	1,752	5,565	2,430
Share-based compensation expense(e)	132	123	387	354
Loss from equity investee(f)	24	92	435	398
Settlement of pension fund claim(g)	—	—	—	226
Fuel taxes paid in arrears(h)	(231)	—	819	—
Other(i)	(413)	(66)	(158)	(66)

Adjusted EBITDA	$51,541	$31,873	$137,024	$66,521

(a)

Eliminates the non-cash portion of rent, which reflects the extent to which our GAAP rent expense recognized exceeds (or is less than) our cash rent payments. The GAAP rent expense adjustment can vary depending on the terms of our lease portfolio, which has been impacted by our recent acquisitions. For newer leases, our rent expense recognized typically exceeds our cash rent payments, while for more mature leases, rent expense recognized is typically less than our cash rent payments.

(b)

Eliminates costs incurred that are directly attributable to historical business acquisitions and salaries of employees whose primary job function is to execute the Company’s acquisition strategy and facilitate integration of acquired operations.

(c)	Eliminates the gain on bargain purchase recognized as a result of the Town Star acquisition in 2019.
(d)

Eliminates the non-cash loss from the sale of property and equipment, the gain recognized upon the sale of related leased assets, and impairment charges on property and equipment and right-of-use assets related to closed and non-performing stores.

(e)	Eliminates non-cash share-based compensation expense related to the ongoing equity incentive program in place to incentivize, retain, and motivate our employees and officers.
(f)	Eliminates the Company’s share of loss attributable to its unconsolidated equity investment as discussed in Note 2 of the annual Consolidated Financial Statements incorporated by reference.
(g)

Eliminates the impact of mainly timing differences related to amounts paid in settlement of the pension fund claim filed against GPM, as discussed in Note 12 of the annual Consolidated Financial Statements incorporated by reference.

(h)	Eliminates the payment of historical fuel tax liabilities owed for multiple prior periods.
(i)	Eliminates other unusual or non-recurring items that management does not consider to be meaningful in assessing operating performance.

The following table contains a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for the years ended December 31, 2019, 2018 and 2017.

	Year Ended December 31,
(in thousands)	2019	2018	2017
Net income (loss)	$(47,162)	$23,464	$739
Interest and other financing expenses, net	41,812	19,931	29,465
Income tax expense (benefit)	6,167	(7,933)	(9,734)
Depreciation and amortization	62,404	53,814	38,187

EBITDA	63,221	89,276	58,657
Non-cash rent expense(a)	7,582	4,695	3,937
Amortization of favorable and unfavorable leases(b)	—	(3,258)	(2,590)
Acquisition costs(c)	6,395	8,485	4,594
Gain on bargain purchase(d)	(406)	(24,026)	—
(Gain) loss on disposal of assets and impairment charges(e)	(1,291)	1,517	538
Share-based compensation(f)	516	490	345
Loss from equity investee(g)	507	451	452
Non-beneficial cost related to potential initial public offering of master limited partnership(h)	121	1,950	—
Settlement of pension fund claim(i)	226	2,262	—
Merchandising optimization costs(j)	1,000	—	—
Other(k)	288	—	313

Adjusted EBITDA	$78,159	$81,842	$66,246

(a)

Eliminates the non-cash portion of rent, which reflects the extent to which our GAAP rent expense recognized exceeds (or is less than) our cash rent payments. The GAAP rent expense adjustment can vary depending on the terms of our lease portfolio, which has been impacted by our recent acquisitions. For newer leases, our rent expense recognized typically exceeds our cash rent payments, while for more mature leases, rent expense recognized is typically less than our cash rent payments.

(b)	Eliminates amortization of favorable and unfavorable lease assets and liabilities.
(c)

Eliminates costs incurred that are directly attributable to historical business acquisitions and salaries of employees whose primary job function is to execute the Company’s acquisition strategy and facilitate integration of acquired operations.

(d)	Eliminates the gains on bargain purchase recognized as a result of the Town Star acquisition in 2019 and E-Z Mart acquisition in 2018.
(e)

Eliminates the non-cash (gain) loss from the sale of property and equipment, the gain recognized upon the sale of related leased assets, including $6.0 million related to the sale of eight stores in 2019, and amortization of deferred gains on sale-leaseback transactions in 2018 and 2017 and impairment charges on property and equipment and right-of-use assets related to closed and non-performing stores.

(f)	Eliminates non-cash share-based compensation expense related to the ongoing equity incentive program in place to incentivize, retain, and motivate our employees and officers.
(g)	Eliminates the Company’s share of loss attributable to its unconsolidated equity investment as discussed in Note 2 of the Consolidated Financial Statements.
(h)	Eliminates non-beneficial cost related to potential initial public offering of master limited partnership.
(i)

Eliminates the impact of mainly timing differences related to amounts paid in settlement of the pension fund claim filed against the Company, as discussed in Note 12 of the Consolidated Financial Statements.

(j)	Eliminates the one-time expense associated with our global merchandising optimization efforts.
(k)	Eliminates other unusual or non-recurring items that management does not consider to be meaningful in assessing operating performance.

Liquidity and Capital Resources

Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions, and to service debt. GPM finances its inventory purchases primarily from normal trade credit aided by relatively rapid inventory turnover as well as cash generated from operations. This turnover allows us to conduct operations without large amounts of cash and working capital. We largely rely on internally generated cash flows, borrowings and equity contributions to satisfy our capital expenditure requirements.

Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as to make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions.

In February 2020, we entered into a financing agreement with Ares Capital Management (“Ares”) which allowed us to repay the outstanding long-term debt with PNC Bank and allowed us to obtain additional financing to be used to finance future acquisitions. Additionally, the Ares Credit Agreement (as defined below) has an 1% annual amortization which provides us additional liquidity for our capital needs.

In October 2020, in order to fund the Empire Acquisition, in accordance with the Ares Credit Agreement, the Delayed Term Loan A (as defined below) in an amount of $63 million was provided to GPM and was used for the payment of a portion of the acquisition consideration and is to be used by GPM to finance working capital and other payments related to the Empire Acquisition.

As of September 30, 2020, we were in a strong liquidity position, including the ability to adequately fund the repayments of the Bonds (Series C), as we had approximately $168 million of cash and no borrowings under our line of credit with PNC Bank.

To date, we have funded capital expenditures primarily through funds generated from operations, funds received from vendors, sale-leaseback transactions, issuance of debt and existing cash. Future capital required to finance operations, acquisitions, and raze and remodel stores is expected to come from cash generated by operations, availability under lines of credit, and additional long-term debt as circumstances may dictate. In the future, our capital spending program will be primarily focused on expanding our store base through acquisitions, razing and remodeling stores, and maintaining our owned properties and equipment, including upgrading all fuel dispensers to be EMV-compliant. The estimated gross cost of these upgrades is approximately $30 million, of which a portion will be offset by fuel supplier incentive programs and the remainder is expected to be financed with leasing companies. We do not expect such capital needs to adversely affect liquidity.

Cash Flows for the Three and Nine Month Periods Ended September 30, 2020 and 2019

Net cash provided by (used in) operating activities, investing activities and financing activities for the periods presented were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in thousands)
Net cash provided by (used in):
Operating activities	$24,590	$30,231	$126,498	$50,313
Investing activities	(8,190)	(11,368)	(28,854)	(29,169)
Financing activities	(3,322)	(19,600)	31,192	(20,078)
Effect of exchange rates	297	196	282	1,197

Total	13,375	(541)	129,118	2,263

Operating Activities

Cash flows provided by operations are our main source of liquidity. We have historically relied primarily on cash provided by operating activities, supplemented as necessary from time to time by borrowings on our credit facilities and other debt or equity transactions to finance our operations and to fund our capital expenditures. Cash flow provided by operating activities is primarily impacted by our net income and changes in working capital.

For the three months ended September 30, 2020, cash flows provided by operating activities was $24.6 million compared to $30.2 million for the third quarter of 2019. The 2020 decrease was primarily the result of the expiration of a temporary change to extend payment terms with key merchandise suppliers which reduced current quarter operating cash flow by approximately $16.0 million and $1.6 million of higher net interest payments which were offset by the operating cash flow generated from an increase in segment operating income of approximately $26.0 million, including from the sites acquired in 2019.

For the nine months ended September 30, 2020, cash flows provided by operating activities was $126.5 million compared to $50.3 million for the first nine months of 2019. The 2020 increase was primarily the result of the operating cash flow generated from an increase in segment operating income of approximately $77.3 million, including from the sites acquired in 2019. These benefits were partially offset by $5.2 million of higher net interest payments, $0.6 million of lower tax refunds, net of taxes paid and a reduction in operating cash flow due to the day of the week on which the quarter ended.

Investing Activities

Cash flows used in investing activities primarily reflect capital expenditures for acquisitions and replacing and maintaining existing facilities and equipment used in the business.

For the three months ended September 30, 2020, cash used for investing activities decreased by $3.2 million compared to the third quarter of 2019. For the three months ended September 30, 2020, $8.3 million was used for capital expenditures. For the three months ended September 30, 2019, $11.4 million was used for capital expenditures.

For the nine months ended September 30, 2020, cash used for investing activities decreased by $0.3 million from the comparable period in 2019. For the nine months ended September 30, 2020, $28.8 million was used for capital expenditures including a new Dunkin’ location. For the nine months ended September 30, 2019, $29.2 million was used for capital expenditures including purchasing certain fee properties and building a Dunkin’ site and $2.8 million was used for an acquisition, which was partially offset by proceeds from sale of property and equipment.

Financing Activities

Cash flows from financing activities primarily consist of increases and decreases in our line of credit and debt and distributions to non-controlling interests.

For the three months ended September 30, 2020, financing activities consisted primarily of net proceeds of $1.1 million for long-term debt and lines of credit, repayments of $1.9 million for financing leases and $2.4 million in distributions to non-controlling interests. For the three months ended September 30, 2019, financing activities consisted primarily of net proceeds of $2.4 million for long-term debt and lines of credit, repayments of $2.3 million for financing leases, payment of $17.5 million for the pension provision and $2.2 million in distributions to non-controlling interests.

For the nine months ended September 30, 2020, financing activities consisted primarily of net proceeds of $15.8 million for long-term debt and lines of credit, repayments of $6.1 million for financing leases, net proceeds from the issuance of rights of $11.3 million, investment of non-controlling interest in subsidiary of $19.3 million, buyback of long-term debt of $2.0 million and $7.1 million in distributions to non-controlling interests. For the nine months ended September 30, 2019, financing activities consisted primarily of net proceeds of $10.5 million from long-term debt and lines of credit, repayments of $6.6 million for financing leases, payment of $17.5 million for the pension provision and $6.5 million in distributions to non-controlling interests.

Cash Flows for the Years Ended December 31, 2019, 2018 and 2017

Net cash provided by (used in) operating activities, investing activities and financing activities for the periods presented were as follows:

	For the year ended December 31,
	2019	2018	2017
	(in thousands)
Net cash provided by (used in):
Operating activities	$43,297	$58,502	$27,508
Investing activities	(73,040)	(104,654)	(54,368)
Financing activities	31,693	45,837	22,438
Effect of exchange rates	1,263	(1,397)	1,965

Total	$3,213	$(1,712)	$(2,457)

Operating Activities

Cash flows provided by operations are our main source of liquidity. We have historically relied primarily on cash provided by operating activities, supplemented as necessary from time to time by borrowings on our credit facilities and other debt or equity transactions to finance our operations and to fund our capital expenditures. Cash flow provided by operating activities is primarily impacted by our net income and changes in working capital.

For the year ended December 31, 2019, cash flows provided by operating activities was $43.3 million compared to $58.5 million for 2018. The 2019 decrease was primarily due to higher net interest payments of $2.5 million and $0.9 million of lower tax refunds, net of taxes paid, an increase in fuel inventory in 2019 due to greater volumes at a higher average cost which reduced operating cash flow by approximately $6.7 million and approximately $1.6 million less funds received from fuel vendors for branding, renovation and upgrade projects in 2019 as compared to 2018 due to the timing of these projects.

These decreases were partially offset by the operating cash flow generated from an increase of $3.5 million in segment operating income, including from the sites acquired in 2019 and 2018.

For the year ended December 31, 2018, cash flows provided by operating activities was $58.5 million compared to $27.5 million for 2017. The 2018 increase was primarily the result of the operating cash flow generated from an increase of $24.5 million in segment operating income, including from the sites acquired in 2018 and 2017, and additional tax refunds of $5.3 million, net of tax payments, which were offset by higher net interest payments of $8.3 million and approximately $5.1 million less funds received from fuel vendors for branding, renovation and upgrade projects in 2018 as compared to 2017 due to the timing of these projects.

Investing Activities

Cash flows used in investing activities primarily reflect capital expenditures for acquisitions and replacing and maintaining existing facilities and equipment used in the business.

For the year ended December 31, 2019, cash flows used in investing activities decreased by $31.6 million, to $73.0 million from $104.7 million for the year ended December 31, 2018. For the year ended December 31, 2019, we spent $58.3 million for capital expenditures, including purchasing certain fee properties and building a Dunkin’ site, and $33.6 million for 2019 acquisitions, which was offset by $19.0 million in proceeds primarily from a sale-leaseback transaction. For the year ended December 31, 2018, we spent $51.6 million for capital expenditures and $71.4 million for 2018 acquisitions. These outflows were offset by a $16.6 million decrease in designated cash generated from a sale-leaseback transaction which was used for the 2018 E-Z Mart acquisition.

Financing Activities

Cash flows from financing activities primarily consist of increases and decreases in our line of credit and debt and distributions to non-controlling interests.

For the year ended December 31, 2019, financing activities consisted primarily of net proceeds of $66.9 million from long-term debt and lines of credit, payment of $17.5 million for the pension provision, repayments of $9.1 million for financing leases and $8.7 million in distributions to non-controlling interests. For the year ended December 31, 2018, financing activities consisted primarily of $59.2 million in proceeds from the issuance of Bonds (Series C), net proceeds of $3.7 million from long-term debt and lines of credit, repayments of $8.4 million for capital leases and $8.7 million in distributions to non-controlling interests.

Contractual Obligations and Indebtedness

Contractual Obligations

The table below presents our significant contractual obligations as of December 31, 2019:

	Obligations due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Debt obligations(1)	$358,197	$115,720	$139,424	$103,053	$—
Operating lease obligations(2)	1,484,798	101,603	202,061	201,850	979,284
Financing lease obligations	583,327	25,001	44,835	38,954	474,537

	$2,426,322	$242,324	$386,320	$343,857	$1,453,821
Purchase commitments (in gallons)(3)	1,138,324	196,449	383,313	346,543	212,019

(1)	Includes principal and interest payments. Assumes an interest rate of 3.98% on the GPMP Capital One Line of Credit and an interest rate of 3.88% on the PNC Line of Credit.
(2)	Does not include any future consumer price index adjustments for lease agreements.
(3)

GPM’s fuel vendor agreements with suppliers require minimum volume purchase commitments of branded and unbranded gasoline and distillates annually. The future minimum volume purchase requirements under the existing supply agreements are based on gallons, with a purchase price at prevailing market rates for wholesale distribution.

Credit Facilities

Ares Credit Agreement

On February 28, 2020 (the “Ares Credit Agreement Closing Date”), GPM entered into an agreement with Ares to provide to GPM financing in a total amount of up to $347 million (the “Ares Credit Agreement” and the “Ares Loan,” out of which the Company committed to provide GPM up to $47 million, as part of a syndication that was planned by Ares for the loan). On May 27, 2020, an amendment to the Ares Credit Agreement was signed pursuant to which the Ares Loan amount was reduced to a total of up to $225 million, as detailed below, which was in accordance with Ares’s eligibility under the Ares Credit Agreement to reduce up to $75 million of the total Ares Loan amount. In addition, Arko Holdings’ commitment to provide GPM up to $47 million was cancelled and instead on June 30, 2020, Arko Holdings provided GPM and certain other fully owned subsidiaries a $25.0 million related-party loan secured by first degree liens on assets owned by GPM and certain other fully owned subsidiaries and Ares and PNC released their liens on such assets.

The following is a description of the key terms of the Ares Credit Agreement as amended in the May 2020 amendment.

A loan in the amount of up to $225 million comprised of the following:

•

Initial Term Loan – $162 million that was provided on the Ares Credit Agreement Closing Date. The Initial Term Loan were primarily used by GPM to repay the entire outstanding balance of the GPM’s related-party loans in the total amount of approximately $118 million, as well as to prepay the outstanding balance of the term loans from PNC for a total amount of $39.5 million.

•

Delayed Term Loan A – per the May 2020 amendment to the Ares Credit Agreement up to $63 million (instead of $135 million pursuant to the original Ares Credit Agreement dated February 28, 2020) that was to be used by GPM to finance part of the consideration in the Empire Acquisition (including working capital) or investment in GPMP in exchange for an additional percentage, that, pursuant to an amendment entered into in August 2020, could be borrowed in two drawings to be made no later than October 10, 2020. The Delayed Term Loan A in an amount of $63 million was provided to GPM on October 6, 2020.

The Ares Loan principal is being paid in four equal quarterly installments in a total amount of 1% per annum with the remaining balance due on the maturity date of February 28, 2027. GPM is entitled to prepay the Ares Loan at any time, without penalty provided that if the prepayment is made before the end of one year from the Ares Closing Date, a fee of 1% will be paid.

The Ares Loan bears interest, as elected by GPM at: (a) a rate per annum equal to the Ares Alternative Base Rate (“Ares ABR”) plus a margin of 3.75%, or (b) LIBOR as defined in the agreement (not less than 1.5%) plus a margin of 4.75%. After one year from the Ares Closing Date, if the Leverage Ratio will be lower than 4.00 to 1, the margin will be reduced to 3.625% and 4.625%, respectively. The interest is being paid in quarterly installments under Ares ABR loans, and for LIBOR loans, the interest is being paid at the end of each LIBOR period but at least every three months. For unused portions of the Ares Credit Agreement, 1% per annum was paid.

Ares ABR is equal to the greatest of: (i) the prime rate, (ii) the federal funds rate plus 0.5% and (iii) the one-month LIBOR plus 1.00%, all as defined in the Ares Credit Agreement.

Financing Agreements with PNC Bank, National Association (“PNC”)

Beginning from November 2011, GPM and certain subsidiaries had a financing agreement with PNC (the “GPM PNC Facility”), which was amended from time to time, that provides the Group with term loans as well as a line of credit for purposes of financing working capital. On the Ares Credit Agreement Closing Date, the outstanding balance of the PNC term loans were fully paid (other than the GPMP PNC Term Loan (as defined in Note 11 to the 2019 audited consolidated financial statements of Arko Holdings Ltd.)).

GPM, certain of its fully owned subsidiaries and PNC entered into an amendment, restatement and consolidation of the current financing agreements between the parties (the “February 2020 Amendment” and the “PNC Credit Line Agreement,” respectively).

The PNC Credit Line Agreement consolidated the GPM PNC Line of Credit and the Holdco PNC Line of Credit (each as defined in Note 11 to the 2019 audited consolidated financial statements of Arko Holdings Ltd.) into one credit line in the amount of up to $110 million (the “PNC Line of Credit”). Simultaneously with the closing of the Empire Acquisition, in October 2020, the PNC Credit Line Agreement was amended to increase the PNC Line of Credit to up to $140 million.

The PNC Line of Credit bears interest, as elected by GPM at: (a) LIBOR as defined in the PNC Credit Line Agreement plus a margin of 1.75% or (b) a rate per annum equal to the alternate base rate plus a margin of 0.5%, which is equal to the greatest of (a) the PNC base rate, (b) the overnight bank funding rate plus 0.5%, and (c) LIBOR plus 1.0%, subject to the definitions set in the PNC Credit Line Agreement.

Beginning in April 2020, every quarter the LIBOR margin rate is updated based on the quarterly average undrawn availability of the PNC Line of Credit, so that in the event of quarterly average undrawn availability of greater than or equal to 50%, the margin is reduced to 1.25%; in the event of quarterly average undrawn availability less than 50% and greater than or equal to 25%, the margin is reduced to 1.5%; and in the event of quarterly average undrawn availability less than 25%, the margin is 1.75%. For the second quarter ended June 30, 2020, the third quarter ended September 30, 2020 and the fourth quarter ended December 31, 2020, the LIBOR margin rate is 1.75%, 1.25% and 1.25%, respectively. Beginning in April 2020, the alternate base rate margin rate is updated according to the quarterly average undrawn availability to 0%, 0.25% and 0.5%, based on the credit line usage percentages above, respectively. Interest is paid in monthly installments provided that for LIBOR loans, interest is paid at the end of each LIBOR period. For unused amounts of PNC Line of Credit, a fee of 0.375% per annum is paid.

As part of the February 2020 Amendment, definitions in the PNC Credit Line Agreement were changed to conform to the Ares Credit Agreement.

As part of the February 2020 Amendment, letters of credit availability was increased to $40.0 million (instead of $22.0 million as of December 31, 2019). The annual cost of the amount of letters of credit issued was 1.5% of the amount of the letters of credit issued until April 2020 and beginning in April 2020, once every quarter, the cost is updated according to the quarterly average undrawn availability, so that in the event of quarterly average undrawn availability of greater than or equal to 50%, the annual cost is reduced to 1.0%; in the event of quarterly average undrawn availability less than 50% and greater than or equal to 25%, the annual cost is reduced to 1.25%; and in the event of quarterly average undrawn availability less than 25%, the annual cost is 1.5%. For the second quarter ended June 30, 2020, the third quarter ended September 30, 2020 and the fourth quarter ended December 31, 2020, the annual cost of the amount of letters of credit issued is 1.5%, 1.0% and 1.0%, respectively.

As of September 30, 2020, we had no borrowings under the PNC Line of Credit.

Financing agreement with a syndication of banks led by Capital One, National Association (“Capital One”)

On January 12, 2016, GPMP certain lenders and KeyBank National Association, as the administrative agent, swingline lender and letter of credit issuer, entered into a credit agreement for revolving credit facility, in the initial aggregated principal amount of up to $110 million (the “KeyBank Revolving Credit Facility”).

On July 15, 2019, GPMP entered into a credit agreement for a revolving credit facility with a syndication of banks led by Capital One, National Association (the “Capital One Credit Facility”), including the banks that have provided the KeyBank Revolving Credit Facility and several additional banks, which replaced the KeyBank Revolving Credit Facility, in an aggregate principal amount of up to $300 million (the “Capital One Line of Credit”).

The Capital One Credit Facility is available for general partnership purposes, including working capital, capital expenditures and permitted acquisitions, and allows GPMP to request that Capital One Credit Facility be increased up to $500 million (instead of a possible increase of the KeyBank Revolving Credit Facility that was of up to $220 million), subject to obtaining additional financing commitments from the lenders or from other banks, and subject to certain terms as detailed in the credit agreement.

In order to enable funding the majority of the consideration for the Empire Acquisition through the Capital One Line of Credit, on April 1, 2020, GPMP entered into an amendment whereby the Capital One Line of Credit was increased from $300 million to $500 million, in accordance with commitments in a total amount of $200 million (the “Increased Amount”) received from U.S. banks, led by Capital One, which Increased Amount was committed by most of the banks in the current syndication of the Capital One Line of Credit along with one additional bank. In accordance with the amendment, letters of credit availability was increased to $40.0 million (instead of $10.0 million as of December 31, 2019).

The commitment to the Increased Amount was contingent upon the completion of the Empire Acquisition without any material changes affecting the lenders, including GPMP’s leverage ratio (pro forma) after the transaction is completed not to exceed 4.15 to 1.00.

On October 6, 2020, $350 million of the Empire Acquisition consideration above was funded through the Capital One Line of Credit.

At GPMP’s request, the Capital One Line of Credit can be increased up to $700 million (instead of up to $500 million), subject to obtaining additional financing commitments from lenders or from other banks, and subject to certain terms as detailed in the Capital One Line of Credit.

Bonds (Series C)

In 2016, the Company issued NIS 138,337,000 (approximately $35.6 million) par value of bonds (Series C) followed by two expansions of $9.8 million and $59.9 million in 2017 and 2018, respectively (the “Bonds (Series C)”). The Bonds (Series C) bear a fixed annual interest rate of 4.85% and are not linked (principal and interest) to any index. The principal of Bonds (Series C) is payable in eight annual installments on June 30 of each year from 2017 through 2024, as follows: the first payment was paid in 2017 at an amount equal to 5% of the principal; each of the second to seventh payments between 2018 through 2023 is at an amount equal to 10% of the principal and the last payment that will be paid in 2024 at an amount equal to 35% of the principal. As of September 30, 2020, the outstanding balance of the Bonds (Series C) was $71.6 million.

The interest on the Bonds (Series C) is paid in equal semi-annual installments at a rate of 2.425% on June 30 and December 31 of each year from 2017 through 2023 and on June 30, 2024.

Debt Ratings

As of December, 31, 2019, GPM’s credit was rated “A3.il” with a stable outlook rating by Midroog Ltd. (“Midroog”), a majority-owned subsidiary of Moody’s Investors Service, Inc. but with its own independent ratings and procedures. According to a rating review report published in September 2020, GPM’s credit was rated “A3.il” with a stable outlook.

In February 2018, Midroog published, for the first time, its rating for the Bonds (Series C) as A3.il with a stable outlook rating. According to a rating review report published in September 2020, the Bonds (Series C) are rated “A3.il” with a stable outlook.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or other financing activities with special-purpose entities.

Critical Accounting Policies

Significant accounting policies are discussed in Note 2 to our consolidated annual financial statements included in this prospectus. Critical accounting policies are those that we believe are both significant and that require us to make difficult, subjective or complex judgments, often because we need to estimate the effect of inherently uncertain matters. We base our estimates and judgments on historical experiences and various other factors that we believe to be appropriate under the circumstances. Actual results may differ from these estimates, and we might obtain different estimates if we used different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Application of ASC 842, Leases (“ASC 842”)

The lease liabilities and right-of-use assets are significantly impacted by the following:

•	Our determination of whether it is reasonably certain that an extension option will be exercised.

•	Our determination of whether it is reasonably certain a purchase option will be exercised.

•

Some of the lease agreements include an increase in the consumer price index coupled with a multiplier and a percentage increase cap effectively assures the cap will be reached each year. We determine, based on past experience and consumer price index increase expectations, if these types of variable payments are in-substance fixed payments and if they are determined to be in-substance fixed payments, such payments are included in the lease payments and measurement of the lease liabilities.

•

The discount rates used in the calculations of the right-of-use assets and lease liabilities are based on our incremental borrowing rates and are primarily affected by economic environment, differences in the duration of each lease and the nature of the leased asset.

Environmental provision and reimbursement assets

We estimate the anticipated environmental costs with respect to contamination arising from the operation of gasoline marketing operations and the use of underground storage tanks as well as the costs of other exposures and recognize a liability when these losses are anticipated and can be reasonably estimated. Reimbursement for these expenses from various state underground storage tank trust funds or from insurance companies is recognized as an asset and included in other current assets or non-current assets, as appropriate. The scope of the reimbursement asset and liability is estimated by a third party at least twice a year and adjustments are made according to past experience, changing conditions and changes in governmental policies.

Liability for dismantling and removing underground storage tanks and restoring the site on which the underground storage tanks are located

The liability is based on estimates of management with respect to the external costs which will be necessary to remove the underground storage tanks in the future, regulatory requirements, discount rate and an estimate of the length of the useful life of the underground storage tanks.

Property and equipment and amortizable intangible assets

We evaluate property and equipment and amortizable intangible assets for impairment when facts and circumstances indicate that the carrying values of such assets may not be recoverable. When evaluating for impairment, we first compare the carrying value of the asset to the asset’s estimated future undiscounted cash flows. If the estimated undiscounted future cash flows are less than the carrying value of the asset, we determine if we have an impairment loss by comparing the carrying value of the asset to the asset’s estimated fair value and recognize an impairment charge when the asset’s carrying value exceeds its estimated fair value. The adjusted carrying amount of the asset becomes its new cost basis and is depreciated over the asset’s remaining useful life.

Additionally, we review the estimated useful lives of property and equipment at least annually.

Impairment of goodwill

We evaluate the need for impairment with regard to goodwill once a year or with greater frequency if there are indicators of impairment exist. Goodwill is tested for impairment by first comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is determined according to assumptions and computations set by management.

We perform an annual assessment to evaluate whether an impairment of goodwill exists as of each year-end. The evaluation was performed by the management with the assistance of independent assessor which, for purposes of determining the fair value of the retail and GPMP reporting units to which the goodwill was attributed, utilized the income approach, namely, the present value of the future cash flows forecasted to be derived from the reporting units.

For our 2019 annual impairment test, the data used for the income approach was directly linked to the GPM’s latest approved budget for 2020 and internal projections for 2021 through 2022. The long-term growth rate used in the projection years (2021 through 2022) and in the terminal year was 0% and (0.5%), respectively, for the GPMP reporting unit, and was between 0% and 3.0%, and 2.5%, respectively, for the retail reporting unit, in accordance with the relevant weighted average long-term nominal growth rate. The cash flows used assumed an unlevered, debt-free basis with no deduction for interest of debt principal to present the cash flows available for debt and equity holders. The discount rate for each reporting unit was determined based on the risk profile of each of the reporting units, and was derived from its weighted average cost of capital (“WACC”) as assessed by management with the assistance of an independent assessor. The WACC took into account both debt and equity. The pre-tax discount rate applied to the cash flow projections for the GPMP and the retail reporting units was approximately 8.1% and 8.7%, respectively.

The impairment review was sensitive to changes in the key assumptions used. Management’s key assumptions included revenue and profit growth, capital expenditures, external industry data and past experiences. The major assumptions that could result in significant sensitivities were the discount rate, the long-term growth rate and capital expenditures. Sensitivity analyses were performed by applying various reasonable scenarios whereby the long-term growth rate, gross profit, discount rate and capital expenditures forecast was adjusted within a reasonable range. None of the sensitivity scenarios indicated a potential impairment in any of the reporting units.

Deferred tax assets

We account for income taxes and the related accounts in accordance with FASB ASC Topic 740, Income Taxes (“ASC 740”). Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets are recognized for future tax benefits and credit carryforwards to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. We periodically assess the likelihood that we will be able to recover our deferred tax assets and reflect any changes in estimates in the valuation allowance. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Management is required to make judgments, estimates and assumptions to establish the amount of deferred tax assets to be recognized based on timing differences, the expected taxable income and its sources and the tax planning strategy.

Quantitative and Qualitative Disclosures about Market Risk

Commodity Price Risk

We have limited exposure to commodity price risk as a result of the payment and volume-related discounts in certain of GPM’s fuel supply contracts with fuel suppliers, which are based on the market price of motor fuel. Significant increases in fuel prices could result in significant increases in the retail price of fuel and in lower sales to consumers and dealers. When fuel prices rise, some of GPM’s dealers may have insufficient credit to purchase fuel form GPM at their historical volumes. In addition, significant and persistent increases in the retail price of fuel could also diminish consumer demand, which could subsequently diminish the volume of fuel GPM distributes. A significant percentage of our sales are made with the use of credit cards. Because the interchange fees we pay when credit cards are used to make purchases are based on transaction amounts, higher fuel prices at the pump and higher gallon movement result in higher credit card expenses. These additional fees increase operating expenses.

Interest Rate Risk

We may be subject to market risk from exposure to changes in interest rates based on our financing, investing, and cash management activities. For the majority of the debt, interest is calculated at a fixed margin over LIBOR. As of December 31, 2019, we had fixed the interest rate on the approximately 92% of our PNC lines of credit at 3.78% and 3.71%, fixed the interest rate on the full amount of our Capital One line of credit at 3.98%, and fixed the interest rate on the full amount of the PNC term loans at 4.72% for GPM and 2.22% for GPMP. The LIBOR interest rate as of December 31, 2019 was only approximately 1.8%, therefore, our exposure was low. Interest rates on commercial bank borrowings and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Although this could limit our ability to raise funds in the debt capital markets, we expect to remain competitive with respect to acquisitions and capital projects, as our competitors would likely face similar circumstances.

Exchange Rate Risk

The majority of our revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, our obligation to repay the outstanding principal and interest of our Bonds (Series C) exposes us to unfavorable exchange rate fluctuations between the New Israeli Shekel and the U.S. dollar. As of September 30, 2020, approximately $39 million of our cash and cash equivalents and restricted cash with respect to Arko Holdings’ bonds was denominated in New Israeli Shekels; therefore, our exposure was low.

We currently do not engage in any exchange rate hedging activity, but we may enter into currency hedging transactions in order to decrease the risks associated with unfavorable exchange rate fluctuations. However, there is no assurance that such hedging transactions will provide adequate protection and cover all of our potential exposure in connection with exchange rate fluctuations.

Recent Accounting Pronouncements

See Note 2 in Arko Holdings’ interim unaudited condensed consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

BUSINESS

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “we,” “our,” the “Company,” “us” and other similar terms refer to ARKO Corp., a Delaware corporation, and its consolidated subsidiaries.

Overview

The Company owns, directly and indirectly, 100% of GPM, our operating entity. Based in Richmond, VA, GPM is a leading independent convenience store operator and, as of September 30, 2020, is the seventh largest convenience store chain in the United States ranked by store count, operating 1,250 retail convenience stores. As of September 30, 2020, GPM operated the stores under 16 regional store brands including 1-Stop, Admiral, Apple Market®, BreadBox, E-Z Mart®, fas mart®, Jiffi Stop®, Li’l Cricket, Next Door Store®, Roadrunner Markets, Rstore, Scotchman®, shore stop®, Town Star, Village Pantry® and Young’s. GPM also supplies fuel to 139 dealer-operated gas stations. GPM is well diversified and as of September 30, 2020, operated across 23 states in the Mid-Atlantic, Midwestern, Northeastern, Southeastern and Southwestern United States. In addition, in October 2020, GPM consummated its acquisition of the business of Empire Petroleum Partners, LLC, or Empire, which at the consummation of the acquisition included direct operation of 84 convenience stores and supply of fuel to 1,453 independently operated fueling stations in 30 states and the District of Columbia. As a result of the closing of the Empire Acquisition, GPM now operates stores or supplies fuel in 33 states and the District of Columbia.

As of September 30, 2020, GPM derived its revenue from the retail sale of fuel and the products offered in its stores, and the wholesale distribution of fuel. The retail stores offer a wide array of cold and hot foodservice, beverages, cigarettes and other tobacco products, grocery, beer and general merchandise. GPM has foodservice offerings at 309 company-operated stores. The foodservice category includes hot and fresh foods, deli, bakery, pizza, roller grill and other prepared foods. In addition, GPM has 73 branded quick service restaurants consisting of major national brands. Additionally, GPM provides a number of traditional convenience store services that generate additional income including lottery, prepaid products, money orders, ATMs, gaming, and other ancillary product and service offerings. GPM also generates car wash revenue at approximately 80 of its locations.

Trends Impacting Our Business

GPM operates within the large and growing U.S. convenience store industry. According to National Association of Convenience Stores, the U.S. convenience store industry has grown in-store sales from $182.4 billion in 2009 to $251.9 billion in 2019, which represents a CAGR of 3.3%. Pretax Income for the industry also grew from $4.8 billion in 2009 to $11.9 billion in 2019, representing a CAGR of 9.5%.

The U.S. convenience store industry remains highly fragmented, with the 10 largest convenience store retailers accounting for less than 20% of the store base in the United States in 2019. 7-Eleven, Inc., the largest operator of convenience stores in the U.S., recently announced the acquisition of the Speedway chain of convenience stores and after the transaction, it will control approximately 9% of the industry’s store count (which may be reduced by required divestitures as part of its Federal Trade Commission (“FTC”) review). The second largest retailer is Alimentation Couche-Tard Inc., which operates 4% of total U.S. convenience stores. Beyond the top two (excluding Speedway), the next largest retailer, Casey’s General Stores, Inc., only represents 1.4% of total U.S. store count. A majority of stores are managed by small, local operators with 50 or fewer stores and account for approximately 72% of all convenience stores.

GPM has achieved strong store growth over the last several years, primarily by implementing a highly successful acquisition strategy. From 2013 through September 30, 2020, GPM has completed 17 acquisitions. As a result, GPM’s store count has grown from 320 sites in 2011 to 1,389 sites as of September 30, 2020. These strategic acquisitions have had, and we expect will continue to have, a significant impact on the reported results and can make period to period comparisons of results difficult. GPM completed three acquisitions in 2019 for a total of 87 sites, including 64 sites acquired in December 2019 (collectively, the “2019 acquisitions”). Following the closing of the Empire Acquisition, GPM’s store count grew to 2,926 sites, of which 1,334 were operated as retail convenience stores and 1,592 supplied fuel to independently operated fueling stations. With our achievement of significant size and scale, we have refocused our strategy on organic growth, including implementing company-wide marketing and merchandising initiatives, which we believe will result in significant value to all the assets we have acquired. We believe that this complementary strategy will help further our growth through both acquisitions and organically and improve our results of operations.

There is an ongoing trend in the convenience store industry of companies concentrating on increasing and improving in-store foodservice offerings, including fresh foods, quick service restaurants or proprietary food offerings. We believe consumers may become more likely to patronize convenience stores that include such food offerings, which may also lead to increased inside merchandise sales or fuel sales for such stores. Although foodservice has been negatively impacted during the COVID-19 pandemic, we believe this trend will reverse when the pandemic subsides. GPM’s current foodservice offering primarily consists of hot and fresh foods, deli, bakery, pizza, roller grill and other prepared foods. GPM has historically relied upon franchised quick service restaurants and in-store delis to drive customer traffic rather than a proprietary foodservice offering. As a result, GPM’s management believes that its under-penetration of proprietary foodservice presents an opportunity to expand foodservice offerings and margin in response to changing consumer behavior. In addition, GPM’s management believes that continued investment in new technology platforms and applications to adapt to evolving consumer eating preferences including contactless checkout, order ahead service, and delivery will further drive growth in profitability.

Our operations are significantly impacted by the retail fuel margins we receive on gallons sold. While we expect our total fuel sales volumes to remain stable over time and the fuel margins we realize on those sales to remain stable, these fuel margins can change rapidly as they are influenced by many factors including: the price of refined products, interruptions in supply caused by severe weather, severe refinery mechanical failures for an extended period of time, and competition in the local markets in which we operate.

The cost of our main sales products, gasoline and diesel, is greatly impacted by the wholesale cost of fuel in the United States. We attempt to pass along wholesale fuel cost changes to our customers through retail price changes; however, we are not always able to do so. The timing of any related increase or decrease in retail prices is affected by competitive conditions. As a result, we tend to experience lower fuel margins when the cost of fuel is increasing gradually over a longer period and higher fuel margins when the cost of fuel is declining or more volatile over a shorter period of time. Also, rising prices tend to cause our customers to reduce discretionary fuel consumption, which tends to reduce our fuel sales volumes.

GPM also operates in a highly competitive retail convenience market which includes businesses with operations and services that are similar to those that are provided by GPM primarily the sale of convenience items and motor fuels. GPM faces significant competition from other large chain operators. In particular, large convenience store chains have expanded their number of locations and remodeled their existing locations in recent years, enhancing their competitive position. GPM’s management also believes that convenience stores managed by individual operators who offer branded or non-branded fuel are also significant competitors in the market. The convenience store industry is also experiencing competition from other retail sectors including grocery stores, large warehouse retail stores, dollar stores and pharmacies.

In addition, the U.S. convenience store industry has proven to be recession resilient as demonstrated by the designation of convenience stores as essential businesses during the statewide shutdowns associated with the COVID-19 pandemic. Furthermore, as consumers grew wary of visiting comparatively high-touch grocery stores during the pandemic, convenience stores drew more “fill-in” visits for various food and other grocery items. GPM’s management believes that convenience retail is a dynamic industry that flexes and evolves with changing consumer preference and will continue to do so as a result of the pandemic.

GPM’s management believes that GPM will continue to benefit from several key industry trends and characteristics, including:

•	Continued opportunities to compete more effectively and grow through acquisitions as a result of industry fragmentation and ongoing consolidation trend;

•

Increasing size of retail stores, specifically supermarkets and large format hypermarkets, driving consumers to small box retailers, such as convenience stores, to meet their demand for speed and convenience in daily shopping needs;

•

Changing consumer demographics, shopping habits and eating patterns as a result of the COVID-19 pandemic will require convenience store operators to alter foodservice and product offerings inside the store and this presents an opportunity as we expand foodservice offerings to meet changing consumer preferences;

•

While consumption of cigarettes, a major product category for convenience store retailers, has declined nationwide, U.S. convenience store industry in-store sales and profits have continued to increase as retailers shift offerings to higher margin products;

•

U.S. national fuel margin is trending higher from an average of 17.1 cents per gallon from 2009 through 2013 to an average of 22.2 cents per gallon from 2014 through 2019 (OPIS Retail Year in Review)—a result of large fuel suppliers exiting the convenience store market as well as operators pricing more rationally to recuperate gradually increasing operating costs and declining tobacco sales;

•	Industry cost headwinds such as credit card costs and wage increases provide larger chains with significant scale advantage over smaller operators;

•	Continued investment in new technology platforms and applications to adapt to new consumer preferences including speed of convenience, contactless and order ahead service, and delivery; and

•	Recession resilient nature of the industry as demonstrated by strong sector performance during the 2001 Dot Com Recession, the 2007—2009 Great Recession and the 2020 COVID-19 Recession.

Total U.S. Convenience Store Operators3

Rank	Company / Chain	U.S. Store Count
1		9,364	6.1%

2		5,933	3.9%

3		3,900	2.6%

4		2,181	1.4%

5		1,679	1.1%

6		1,489	1.0%

[3]	According to CSP Daily News’ “Top 202 Convenience Stores 2020”; includes only company-operated locations.

Rank	Company / Chain	U.S. Store Count
7		1,272	[4]	0.8%

8		1,017		0.7%

9		942		0.6%

10		880		0.6%
n/a	Others	124,063		81.2%

Competitive Strengths

GPM’s management believes that the following competitive strengths differentiate GPM from its competitors and contribute to GPM’s continued success:

Leading industry consolidator with a proven track record of integrating acquisitions and generating exceptional returns on capital. GPM is one of the largest and most active consolidators in the highly-fragmented convenience store industry. Between January 1, 2013 and September 30, 2020, GPM completed 17 acquisitions expanding its store count approximately 4.4x. As an experienced acquiror, GPM has demonstrated the ability to generate exceptional returns on capital and meaningfully improve target performance post-integration through operating expertise and economies of scale. GPM’s management believes that continued scale advantage has enabled GPM to become a formidable industry player, enhanced its competitiveness, and positioned it as an acquirer of choice within the industry. GPM’s management also believes that the recently consummated acquisition of Empire’s business will allow GPM to grow its wholesale channel by acquiring supply contracts from independent operators in addition to retail convenience store and wholesale fuel portfolios and will enhance our cash flow profile and diversification.

Leading Market Position in Highly Attractive, Diversified and Contiguous Markets. As of September 30, 2020, GPM’s network consists of approximately 1,400 locations across 23 states. GPM is well diversified across geographies in the Midwest, Southeast, Mid-Atlantic, Southwest and Northeast regions of the United States. GPM has traditionally acquired a majority of its stores in smaller towns with less concentration of national-chain convenience stores. GPM’s management believes that GPM’s focus on secondary and tertiary markets allows GPM to preserve “local” brand name recognition and aligns local market needs with capital investment.

Entrenched Local Brands with Scale of Large Store Portfolio. As of September 30, 2020, GPM operated its stores under 16 regional brand names (a “Family of Community of Brands”). Upon closing of an acquisition, rather than rebranding a group of stores, GPM has typically left the existing store name in place leveraging customer familiarity and loyalty associated with the local brand. GPM believes it benefits greatly from the established brand equity in its portfolio of store banners acquired over time. GPM’s acquired brands have been in existence for an average of approximately 50 years and each brand, with its respective long-term community involvement, is highly recognizable to local customers. In addition, each individual store brand derives significant value from the scale, corporate infrastructure, and centralized marketing programs associated with GPM’s large store network. These benefits include:

•	Centralized merchandise purchasing and supply procurement programs;

•	Fuel price optimization and purchasing functions;

•	Common private label offerings;

[4]	GPM store count as of 12/31/2019.

•	Common loyalty program under the name fas REWARDS®;

•	Centralized environmental management and environmental practices; and

•	Common IT and point-of-sale platforms.

Retail/Wholesale Business Model Generates Stable and Diversified Cash Flow. GPM’s management believes that GPM’s business model of operating both retail convenience stores and wholesale motor fuel distribution generates stable and diversified cash flows providing GPM with advantages over many of its competitors. Unlike many smaller convenience store operators, GPM is able to take advantage of the combined fuel purchasing volumes to obtain attractive pricing and terms while reducing the variability in fuel margins. GPM’s management believes that operating a wholesale business also provides strategic flexibility as GPM is able to convert certain lower performing company-operated sites to consignment agent and lessee-dealer trade channels. GPM’s management believes that the benefits associated with GPM’s retail/wholesale strategy will be significantly enhanced following the closing of the Empire Acquisition.

Flexibility to Address Consumers Changing Needs. Despite GPM’s large size, GPM is an extremely nimble retail marketer with the ability to alter store offerings quickly in the face of changing consumers’ needs. GPM’s ability to pivot is facilitated by our streamlined and efficient internal decision-making structure and process that allows for the rapid implementation of new initiatives. GPM’s flexibility is complemented by deep relationships with a host of manufacturers and suppliers worldwide. By way of example, upon the onset of the COVID-19 pandemic, GPM was able to fully stock its stores with essential items, such as hand sanitizer, wipes and face masks, ahead of many of its competitors.

Real-time Fuel Pricing Analysis. GPM’s fuel pricing software enables real-time insight into street-level pricing conditions across the entire portfolio and estimates demand impacts from various pricing alternatives. This allows GPM to rapidly make pricing decisions that satisfy gallon and gross profit targets. Many of GPM’s competitors are smaller operators which lack this visibility into their fuel pricing strategies and as a result forego opportunities to optimize total fuel margin.

Robust Embedded EBITDA Opportunities. GPM’s primary growth strategy has historically been strategic acquisitions in contiguous and attractive markets. As a result of its significant scale and access to capital, GPM will also focus on a platform-wide store refresh program that GPM’s management believes can generate improved returns from acquired assets. Additional embedded growth levers include improving an existing loyalty program, expanding foodservice offerings in-line with recent consumer preferences, the introduction of gaming at select locations, and the expansion of private label.

Experienced Management with Significant Ownership. GPM’s management team, led by Arie Kotler, Chairman, President and Chief Executive Officer of Arko and President and Chief Executive Officer of GPM, has a strong track record of revenue growth and profitability improvement. Arie Kotler joined GPM in 2011, when GPM directly operated and supplied fuel to 320 stores and had revenues of approximately $1.2 billion. GPM has a deep and talented management team across all facets of GPM’s operations and have added leaders in key positions to enable continued growth in GPM’s business including the recent hire of Mike Bloom as EVP & Chief Merchandising and Marketing Officer. GPM’s management team has an average tenure with GPM and in the convenience store industry of 15 years and 22 years, respectively. Upon completion of the Business Combination, Arie Kotler became our largest individual stockholder, owning approximately 17% of shares of Arko’s common stock.

Strong Balance Sheet with Capacity to Execute Growth Strategy. GPM has significant cash on its balance sheet and capacity available under existing lines of credit. In addition, GPM finances inventory purchases from normal trade credit which is aided by relatively quick inventory turnover, enabling GPM to manage the business without large amounts of cash and working capital. As a result of these financial resources, GPM’s management believes that GPM will have ample financial flexibility to execute on its growth strategy.

Growth Strategy

GPM’s management believes that GPM has a significant opportunity to increase its sales and profitability by continuing to execute its operating strategy, growing its store base in existing and contiguous markets through acquisition, and enhancing the performance of current stores. With its achievement of significant size and scale, GPM believes that its refocused organic growth strategy, including implementing company-wide marketing and merchandising initiatives, will add significant value to the assets it has acquired. GPM believes that this complementary strategy will help further enhance its growth and results of operations. GPM expects to use a portion of the cash available to us as a result of the Business Combination to fund its growth strategy. Specific elements of GPM’s growth strategy include the following:

Pursue Acquisitions in Existing and Contiguous Markets. GPM has completed 18 acquisitions in the last seven years, adding approximately 1,200 retail stores and approximately 1,450 dealer locations. GPM’s management believes this acquisition experience combined with GPM’s scalable infrastructure represents a strong platform for future growth through acquisitions within the highly fragmented convenience store industry. With 72% of the convenience store market comprised of chains with 50 or fewer locations, there is ample opportunity to continue to consolidate. GPM has traditionally acquired a majority of its stores in smaller towns with less concentration of national-chain convenience stores. GPM’s management believes that GPM’s focus on secondary and tertiary markets allow GPM to preserve “local” brand name recognition and aligns local market needs with capital investment. GPM has established a dedicated in-house M&A team that is fully focused on identifying, closing and integrating acquisitions. GPM has a highly actionable pipeline of potential targets and will focus on existing and contiguous markets where demographics and overall market characteristics are similar to our existing markets. In addition, GPM’s management believes GPM’s unique retail/wholesale business model provides GPM with strategic flexibility to acquire chains with both retail and dealer locations. The acquisition of Empire’s business added significant scale to GPM’s wholesale fuel channel in terms of fuel gallons sold and materially increased GPM’s footprint to 10 new states and the District of Columbia. This is also expected to enable GPM to grow through the acquisition of supply contracts with independent dealers.

Store Remodel Opportunity. In addition to acquisitions, GPM believes that it has an expansive, embedded remodel opportunity within its existing store base. GPM has driven significant synergies from acquisitions, but has yet to further optimize the performance of stores it has purchased. Based on traffic counts, local demographic information and internal analyses, GPM has identified nearly 700 stores as potential candidates for remodel and anticipates remodeling approximately 360 sites over the next three to five years. Although highly dependent on store size and format, a store remodel would typically include improvements to overall layout and flow of the store, an expanded foodservice and grab-n-go offering, updated equipment, beer caves, restrooms, flooring and lighting, and an exterior upgrade to give the store a more common feel across the network and generate a more enticing experience for the consumer. GPM’s goal is to generate pre-tax returns on investment of at least 20% on store investments. While GPM will continue to prioritize acquisitions and its store remodel program, opportunistic new store builds will be considered to further accelerate growth.

Enhanced Marketing Initiatives. GPM will continue to pursue numerous in-store sales growth and margin enhancement opportunities that exist across GPM’s expansive footprint. These initiatives include, among others, the following:

•	expansion of our high margin private label and essential items offering in the stores;

•	launch of a revised customer relationship-focused loyalty program and associated promotional events;

•	enhanced store planogram and product mix optimization with data-driven placement of top-selling SKU’s across all categorizes with regional customization;

•	rollout of mobile ordering and curbside pickup at select stores; and

•	full realization of income from gaming machines installed in 60 stores in Virginia that were rolled out in July 2020.

Foodservice Opportunity. GPM’s current foodservice offering primarily consists of hot and fresh foods, deli, bakery, pizza, roller grill and other prepared foods. Rather than developing a proprietary foodservice program, GPM has historically relied upon franchised quick service restaurants to drive customer traffic. As a result, GPM’s management believes GPM’s under-penetration of proprietary foodservice presents an opportunity to expand foodservice offerings and margin in response to changing consumer behavior as a result of the ongoing pandemic. In addition, GPM’s management believes that continued investment in new technology platforms and applications to adapt to evolving consumer eating preferences including contactless checkout, order ahead service, and delivery will further drive growth in profitability.

Store Portfolio Optimization. Underperforming retail sites are continually reviewed for opportunities to improve store performance, switch to dealer channels, or sold outright. If investments into store offerings or appearances are not likely to return adequate returns on capital, retail sites can be converted to either lessee-dealer or consignment agent sites. After conversion, GPM receives rent from the tenant and enters into a long-term supply contract with the dealer, eliminating exposure to retail operations and store-level operating expenses. As another option, sites with higher and better alternative use potential exceeding the value to us of owning and operating the property as a retail or wholesale site may be sold.

The Business

GPM primarily operates in two business channels: retail and wholesale fuel. For the twelve-month period ended September 30, 2020, GPM’s retail channel generated total revenue of $3.6 billion, including $1.5 billion of in-store sales and other revenues, and a total gross profit of $679.2 million. In addition, the GPM retail channel sold a total of 946.7 million gallons of branded and unbranded fuel to its retail customers. As a wholesale distributor of motor fuel, GPM distributes branded and unbranded motor fuel from refiners through third-party transportation providers, as of September 30, 2020, to 139 dealer locations and a small number of bulk purchasers throughout our footprint. For the twelve months ended September 30, 2020, the wholesale fuel channel sold 56.8 million gallons of fuel, generating revenues and gross profit of $126.5 million and $10.6 million, respectively. In January 2016, GPM Petroleum LP (“GPMP”) began engaging in the wholesale distribution of motor fuels on a fixed fee per gallon basis to GPM-controlled convenience stores and third parties. GPM purchases all of its fuel from GPMP. GPM owns 100% of the general partner of GPMP and, as of September 30, 2020, 80.7% of the GPMP limited partner units. For the twelve- month period ended September 30, 2020, 99.7% of gallons distributed by GPMP were to GPM.

Retail Business

As of September 30, 2020, GPM operated 1,250 retail convenience stores. The stores offer a wide array of cold and hot foodservice, beverages, cigarettes and other tobacco products, grocery, beer and general merchandise. A limited number of stores do not sell fuel. As of September 30, 2020, GPM operated its stores under 16 regional store brands including 1-Stop, Admiral, Apple Market®, BreadBox, E-Z Mart®, fas mart®, Jiffi Stop®, Li’l Cricket, Next Door Store®, Roadrunner Markets, Rstore, Scotchman®, shore stop®, Town Star, Village Pantry® and Young’s.

In October 2017, GPM entered into an agreement to develop 10 Dunkin’ restaurants in the Tri-Cities Area (Tennessee, Virginia and Kentucky) by May 2023. The first site was built and opened in November 2018. One additional site was opened in May 2019 and another site was opened in November 2020. Two additional sites have received approval from Dunkin’ and are planned to be opened in 2021.

GPM offers foodservice at 309 company-operated stores. The foodservice category includes hot and fresh foods, deli, bakery, pizza, roller grill and other prepared foods. In addition, GPM has 73 branded quick service restaurants consisting of major national brands, including Blimpies, Dunkin’, Dairy Queen, Krystal, Subway, Taco Bell, Noble Romans and 2 full service restaurants.

GPM provides a number of traditional convenience store services that generate additional income including lottery, prepaid products, money orders, ATMs, gaming, and other ancillary product and service offerings. GPM also generates car wash revenue at approximately 80 of our locations.

GPM leverages relationships with major distributors such as Core-Mark and Grocery Supply Company as well as over 700 direct store delivery suppliers.

GPM purchases motor fuel primarily from large, integrated oil companies and independent refiners under supply agreements. In addition, GPM purchases unbranded fuel from branded and unbranded fuel suppliers to supply 155 unbranded fueling locations. As of September 30, 2020, approximately 89% of GPM’s retail locations sold branded fuel. GPM’s branded fuel is primarily sold under the Valero®, Marathon®, BP® and Shell® brand names. GPM is the largest distributor of Valero branded motor fuel on the East Coast and the third largest distributor of Valero branded motor fuel in the United States. In addition to driving customer traffic, GPM’s management believes GPM’s branded fuel strategy enables it to maintain a secure fuel supply.

Wholesale Fuel Business

GPM’s wholesale fuel channel includes supply of fuel products to independent fueling station operators on a consignment basis as well as final sales of fuel to independent operators and bulk purchasers on a fixed-margin basis. Under consignment transactions (43 such arrangements as of September 30, 2020), GPM continues to own the fuel until final sale to customers at independently-operated gas stations and set the retail price at which it is sold. Gross profit created from the sale is divided between GPM and the operator (or “consignment agent”) according to the terms of the consignment agreements. In certain cases, gross profit is split by a percentage and in others, a fixed fee per gallon is paid to the operator. Alternatively, GPM makes final sales to independent operators (referred to as “lessee-dealers” if the operators lease the station from us or “open-dealers” if they control the site) and bulk purchasers on a fixed-fee basis. Typically, fuel margin reflects GPM’s all-in fuel costs (after transportation costs, prompt pay discount and rebates) under these arrangements, largely eliminating our exposure to commodity price movements. Additionally, GPM leases space to and collect rent from consignment agents and lessee-dealers at sites under GPM’s control. The acquisition of Empire’s business added significant scale to GPM’s wholesale fuel channel in terms of fuel gallons sold (including 195 sites on a consignment basis) and materially increased GPM’s footprint to 10 new states and the District of Columbia.

Empire Acquisition

In October 2020, GPM consummated its acquisition of Empire Petroleum Partners’ business for $353 million paid at closing plus an additional $20 million to be paid in equal annual installments over five years, and potential post-closing contingent amounts of up to an additional $45 million.

Empire was one of the largest and most diversified wholesale fuel distributors in the United States, distributing motor fuels to approximately 1,450 independently operated fueling stations in 30 states and the District of Columbia. In addition to supplying third party sites, Empire directly operated approximately 85 convenience stores. As a result of the closing of the Empire Acquisition, GPM now operates stores or supplies fuel in 33 states and the District of Columbia. Empire sold branded and unbranded fuel products to customers on both fixed margin and consignment bases under long-term contracts. Empire maintained relationships with all major oil companies, enabling Empire to offer customers a broad portfolio of fuel brands and security of supply. Since 2011, Empire completed 23 acquisitions to grow its distribution base rapidly, complementing its organic growth which includes single-site additions of new supply contracts.

Real Estate

As of September 30, 2020, GPM owned 217 properties including 181 company-operated sites, 14 consignment agent locations, and 22 lessee-dealer sites. Additionally, GPM has long-term control over a leased portfolio comprised of 1,136 locations as of September 30, 2020. Of the leased properties, 1,069 were company-operated stores, 24 were consignment agent locations, and 43 were lessee-dealer sites. For GPM’s leased sites, approximately 1,010 sites had lease terms with at least 10 years remaining, of which approximately 780 sites had at least 20 years remaining, in each case assuming all extension options are exercised.

Competition

GPM operates in a highly competitive retail convenience market which includes businesses with operations and services that are similar to those that are provided by GPM, primarily the sale of convenience items and motor fuels. GPM faces significant competition from other large chain operators such as: 7-Eleven, Circle K, Casey’s, Murphy USA, Quik Trip, Royal Farms, Sheetz, Speedway and Wawa. In particular, large convenience store chains have expanded their number of locations and remodeled their existing locations in recent years, enhancing their competitive position. GPM’s management also believes that convenience stores managed by individual operators who offer branded or non-branded fuel are also significant competitors in the market. Often, operators of both chains and individual stores compete by selling unbranded fuel at lower retail prices relative to the market. GPM’s management believes that the primary competitive factors influencing the retail channel are: site location, competitive prices, convenient access routes, the quality and configuration of the store and the fueling facility, the range of high-quality products and services offered, a convenient store-front, cleanliness, branded fuel, and the degree of capital investment in the store.

The convenience store industry is also experiencing competition from other retail sectors including grocery stores, large warehouse retail stores, dollar stores and pharmacies. In particular, dollar stores (such as Family Dollar and Dollar General) and pharmacies (such as CVS and Walgreens) have expanded their product offerings to sell snacks, beer and wine and other products that are traditionally sold by convenience stores, while grocery and large warehouse stores (such as Costco and Wal-Mart) have expanded their fuel offering adjacent to their stores.

GPM’s management believes that the primary barriers to entry in this field are the level of financial strength required to enter into agreements with suppliers of fuel products, and competition from other fuel companies and retail chains.

The wholesale fuel business is also competitive. GPM’s wholesale business competes with major oil companies that distribute their own products, as well as other independent third-party motor fuel distributors. Wholesale fuel distributors typically compete by offering shorter contract commitments, lesser collateral requirements and larger incentives to enter into contracts. GPM distributes fuel sourced from a number of major oil company suppliers which allows GPM to approach a wide variety of outside branded and unbranded dealers in order offer a variety of alternative supply arrangements.

In the wholesale channel, GPM supplies fuel to third parties both at sites controlled by the third party and at sites that are controlled by GPM, either through ownership of the site or a long-term lease. In order to mitigate this competition, GPM offers the outside operators competitive pricing within the framework of the fuel supply agreements; such as those agreements that GPM has in place with Valero, BP, Shell, Marathon and ExxonMobil.

Government Regulation

GPM’s operations are subject to numerous legal and regulatory requirements, at the federal, state and local level. With regard to fuel, these restrictions and requirements relate primarily to the transportation, storage and sale of petroleum products, including stringent environmental protection requirements. In its wholesale and GPM Petroleum segments, GPM is also subject to the Petroleum Marketing Practices Act (“PMPA”), which is a federal law that applies to the relationship between fuel suppliers and wholesale distributors, wholesale distributors and wholesale distributors to retailers, regarding the marketing of branded fuel. The law is intended to prevent the cancellation, or non-renewal, of arbitrary or discriminatory dealership agreements and stipulates limitations on the cancellation, or non-renewal, of agreements for distribution of branded fuel, unless certain preconditions, as defined by law, are met.

With regard to non-fuel products, there are legal restrictions at the federal, state and local level in connection with the sale of food, alcohol, cigarettes and other tobacco products, menu labeling, money orders, money transfer services, gaming, lottery, adult magazines and ephedrine. Also, regulatory supervision is exercised by health departments at the federal, state and local level over the food products that are sold in the stores that GPM operates. With respect to data held by GPM, including credit card information and data related to loyalty customers, GPM is subject to federal, state and local requirements related to the possession, use and disclosure of personally identifiable information, including mandated procedures to be followed in the event a data breach were to occur.

GPM and its subsidiaries hold various federal, state, and local licenses and permits, some of which are perpetual, but most of which renew annually. These include general business licenses, lottery licenses, licenses and permits in connection with the sale of cigarettes, licenses in connection with the operation of gaming machines, licenses in connection with the sale of alcoholic drinks, licenses and permits that are required in connection with the sale of fuel, licenses that are required for the operation of convenience stores and licenses to sell food products.

EMV, which stands for Europay, MasterCard and Visa, is a global standard for credit cards that uses computer chips to authenticate and secure chip-card transactions. The liability for fraudulent credit card transactions shifted from the credit card processor to GPM in October 2015 for transactions processed inside the convenience stores (although due to the unavailability of the correct software from branded fuel suppliers, certain of such suppliers have retained certain associated liabilities) and will shift to GPM in April 2021 for transactions at the fuel dispensers. In connection with incentive funds provided by fuel suppliers, GPM is actively upgrading its point-of-sale machines and fuel dispensers to be EMV-compliant at the fuel dispenser. GPM has upgraded all of its inside point-of-sale machines to be EMV-compliant and is in the process of upgrading its fuel dispensers to be EMV-compliant (approximately 30% of retail locations are expected to be upgraded by the end of 2020). Due to the unavailability of the correct software from branded fuel suppliers and the cost to upgrade each site, GPM does not expect to upgrade all of its sites prior to April 2021 and accordingly, may be subject to liability for fraudulent credit card transactions processed at fuel dispensers. GPM does not believe that this will expose it to material liability.

GPM’s operations are subject to federal and state laws governing such matters as minimum wage, overtime, working conditions and employment eligibility requirements. Recently, proposals have emerged at state and local levels to increase minimum wage rates. In 2019, efforts were put forth in the U.S. federal government to increase the federal minimum wage to $15 per hour (in contrast to today’s federal minimum wage of $7.25 per hour). However, no federal legislation has been enacted at this time to effect this particular wage increase. The legislative trend to raise the minimum wage on a local and state basis above the federal minimum wage continued in 2019. In 2019, the U.S. federal overtime regulations were expanded to increase the entitlement to overtime pay.

GPM is subject to local, state and federal laws and regulations that address its properties and operations, including, without limitation the transportation, storage and sale of fuel, which have a considerable impact on its operations, including compliance with the requirements and regulations of the U.S. Environmental Protection Agency (“EPA”) and comparable state counterparts. GPM is required to comply with the following regulations, among others:

•

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and comparable state and local laws, which imposes strict, and under certain circumstances, joint and several, liability, without regard to fault, on the owner and operator as well as former owners and operators of properties where a hazardous substance has been released into the environment, including liabilities for the costs of investigation, removal or remediation of contamination and any related damages to natural resources.

•

The Resource Conservation and Recovery Act gives EPA the authority to control hazardous waste from the “cradle-to-grave.” This includes the generation, transportation, treatment, storage, and disposal of hazardous waste. RCRA also address environmental problems that could result from underground tanks storing fuel and other hazardous substances.

•

The Clean Air Act (“CAA”) and comparable state and local laws which imposes requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process. Under the CAA and comparable state and local laws, permits are typically required to emit regulated air pollutants into the atmosphere.

•

The federal Occupational Safety and Health Act (“OSHA”) provides protection for the health and safety of workers. In addition, OSHA’s hazard communication standards require that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens.

The EPA, and several states, have established regulations concerning the ownership and operation of underground fuel storage tanks (“UST”), the release of hazardous substances into the air, water and land, the storage, handling disposal and transportation of hazardous materials, restrictions on exposure to hazardous substances and maintaining safety and health of employees who handle or are exposed to such substances. In addition, we are subject to regulations regarding fuel quality and air emissions.

GPM is committed to acting in accordance with all applicable environmental laws and regulations, both in regard to the underground storage tank systems it owns, where it is the registered operator, and the sites that it leases to outside operators where GPM has responsibility. GPM allocates a portion of its capital expenditure program to comply with environmental laws and regulations, and such capital expenditures were approximately $3 million in 2020. GPM’s environmental department maintains direct interaction with federal, state and local environmental agencies for each state in which it operates. As part of GPM’s environmental risk management process, GPM engages environmental consultants and service providers to assist in analyzing GPM’s exposure to environmental risks by developing remediation plans, providing other environmental services, and taking corrective actions as necessary.

Legal Proceedings

On November 13, 2020, an alleged Haymaker stockholder filed a complaint in the Supreme Court of the State of New York, New York County, on behalf of himself and other similarly situated stockholders, against Haymaker and the members of its board of directors, styled Bushansky v. Haymaker Acquisition Corp. II, et al., Index No. 656268/2020 (Sup. Ct., N.Y. Cty.). The complaint asserted that the Haymaker board of directors breached their fiduciary duties to Haymaker and its stockholders and failed to disclose allegedly material information in the proxy statement/prospectus for the Business Combination. The complaint sought an order either requiring corrective and complete disclosures or, in the alternative, enjoining or unwinding the consummation of the Business Combination. On December 2, 2020, the plaintiff filed an amended complaint, which removed the class allegations for other similarly situated stockholders. We believe that these claims are without merit and intend to appropriately defend against the claims and allegations. Accordingly, we do not expect that these claims will have a material adverse effect on Haymaker or us.

As of the date of this prospectus, except as described herein, GPM is not party to any material legal proceedings other than those arising in the ordinary course of business.

Human Capital Resources

As of September 30, 2020, GPM employed 9,932 employees, with 9,107 employed in its stores and 825 in corporate and field management positions. None of GPM’s employees is currently represented by a labor union or has terms of employment that are subject to a collective bargaining agreement. GPM considers its relationships with its employees to be good and has not experienced any work stoppages. GPM values its employees and believes that employee development and training are key elements of the company’s effective performance.

GPM dedicates significant resources to the training and development of its store employees. GPM offers training based on the employees’ specific job requirements and employee levels through the use of training modules and on-the-job training conducted by store managers or regional trainers. Trainings vary based on employee level, but generally focus on topics such as customer service, safety, environmental issues and regulations, as well as GPM’s operations and policies. GPM has developed training centers for new employees at its regional offices. When acquiring new sites, the training of new store managers is conducted by GPM’s experienced store managers. GPM has also developed designated training programs for Store Manager Trainees, Assistant Managers, Maintenance Technicians and Food Service Managers. GPM has developed, and continues to refine, additional training programs for store and district managers, focusing on leadership and other “soft skills.”

The annual turnover rate of GPM’s store employees was approximately 175% in 2019. We believe factors that partially influence our employee turnover are the prevailing wage rates in the markets in which we operate and the demanding nature of our employee’s jobs. GPM seeks to promote employee retention by providing attractive employee benefits and by granting retention and other bonus opportunities to its employees.

Intellectual Property

GPM uses a variety of measures, such as trademarks and trade secrets, to protect its intellectual property. GPM also places appropriate restrictions on its proprietary information to control access and prevent unauthorized disclosures as a key part of its broader risk management strategy.

GPM and its subsidiaries own many trademarks that are registered with the United States Patent and Trademark Office, including: “E-Z Mart®,” “fas fuel®,” “fas mart®,” “fas REWARDS®,” “Scotchman®,” “shore stop®” and “Village Pantry®.”

In addition, GPM has a license to use various trademarks within the framework of its field of activities for the supply of branded fuels, including, “ExxonMobil,” “Marathon,” “BP,” “Shell” and “Valero,” where the usage rights in those commercial names has been extended to GPM within the framework of agreements for the purchase of fuels from those suppliers. In the fast food field, GPM has a license to use the “Taco Bell,” “Subway,” “Blimpies,” “Dairy Queen,” “Hunts Brothers,” “Hot Stuff,” “Noble Romans,” “Krystal’s,” “Dunkin’” and “Godfathers” commercial names at its applicable franchised or licensed outlets. GPM also has a license to use the “Jetz” brand name for certain of its convenience stores in Wisconsin.

Suppliers

GPM purchases motor fuel primarily from large, integrated oil companies and independent refiners under supply agreements. As of September 30, 2020, approximately 89% of GPM’s retail locations sold branded fuel. GPM’s branded fuel is primarily sold under the Valero®, Marathon®, BP® and Shell® brand names. GPM is the largest distributor of Valero branded motor fuel on the East Coast and the third largest distributor of Valero branded motor fuel in the United States. In addition to driving customer traffic, GPM’s management believes that its branded fuel strategy enables GPM to lower its purchasing costs and maintain a secure fuel supply. GPM leverages relationships with major distributors such as Core-Mark and Grocery Supply Company as well as over 700 direct store delivery suppliers.

MANAGEMENT

Executive Officers and Directors

The table below lists our directors and executive officers along with each person’s age as of the date of this prospectus and any other position that such person holds.

Name	Age	Position
Executive Officers:
Arie Kotler	46	President and Chief Executive Officer and Chairman of the Board
Donald Bassell	62	Chief Financial Officer
Maury Bricks	45	General Counsel and Secretary

Non-Employee Directors:
Sherman K. Edmiston III(1)(2)(3)	58	Director
Michael J. Gade(1)(2)(3)	69	Director
Andrew R. Heyer(1)	63	Director
Steven J. Heyer(2)	68	Director
Morris Willner	74	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Arie Kotler, our President and Chief Executive Officer and Charmain of the Board, has served as GPM’s Chief Executive Officer since September 2011 and President since April 2015. Since November 2005, Mr. Kotler has served as Chairman and Chief Executive Officer of Arko Holdings, which was a publicly traded company on the Tel Aviv Stock Exchange until the closing of the Business Combination and is GPM’s controlling owner. After forming GPM and initiating and managing the acquisition of fas mart and shore stop in 2003, Mr. Kotler served as the Chairman of GPM through November 2005. From 2011 to 2014, he served as a director and, from 2012 to 2014, he served as Chairman of Malrag 2011 Engineering and Construction Ltd., a publicly traded company on the Tel Aviv Stock Exchange. Since 2011, Mr. Kotler has served as Chairman of Ligad Investments & Building Ltd., a corporation which was publicly traded on the Tel Aviv Stock Exchange until it was taken private in January 2013. Mr. Kotler has over 15 years of experience with Israeli public companies and has been involved in various real estate transactions in different phases of development totaling over $1 billion. We believe that Mr. Kotler’s in-depth knowledge of our business along with his industry and public company experience qualify him as a director to assist the Board in setting strategic direction and developing and executing financial and operating strategies.

Don Bassell, our Chief Financial Officer, has served as Chief Financial Officer of GPM since April 2014 and previously served as its Chief Financial Officer from January 2004 through December 2010. From December 2010 to February 2014, Mr. Bassell served as Chief Financial Officer of Mid-Atlantic Convenience Stores, LLC. Before joining GPM in January 2004, Mr. Bassell served in a wide variety of financial, treasury and MIS roles with major oil companies, other distributors and service providers. Mr. Bassell has over 35 years of experience in petroleum, convenience store, refining and retail fuel distribution businesses. He graduated with a Bachelor of Arts in Accounting from Duke University, magna cum laude, and is a licensed Certified Public Accountant.

Maury Bricks, our General Counsel and Secretary, has served as General Counsel and Secretary of GPM since January 2013. Prior to joining GPM, from 2005 to 2013, Mr. Bricks was an attorney with Greenberg Traurig, LLP, an international law firm. Before joining Greenberg Traurig, LLP, Mr. Bricks worked in finance for the pipeline and retail natural gas divisions of Shell Oil Company. Mr. Bricks graduated from the University of Texas with both a Bachelor of Business Administration in Finance and a Bachelor of Arts in the Plan II Honors Program, from the London School of Economics and Political Science, with distinction, with a Masters in Accounting and Finance; and from the University of Michigan, magna cum laude, with a Juris Doctorate. Mr. Bricks holds the Chartered Financial Analyst® designation.

Non-Employee Directors

Sherman K. Edmiston III, one of our directors, has served as a Managing Member of HI CapM Advisors, a consulting firm providing strategic and financial advice to corporations, PE firms and hedge funds, since August 2016. In addition to our Board, Mr. Edmiston is currently serving on the board of directors of the following corporations: Arch Coal, Inc, the second largest producer of thermal and metallurgical coal in the United States (Member of Audit Committee); Key Energy Services, Inc, a leading provider of oilfield services such as well service rigs and fluid management services in the Permian Basin and California (Chairman of Restructuring Committee and member of Audit Committee); SpecGX LLC (a subsidiary of Mallinckrodt plc (NYSE: MNK)), a leading developer and manufacturer of high-quality specialty generic drugs and bulk API products including opioids and acetaminophen; Real Alloy Holding, Inc, a global market leader in third-party aluminum recycling and specification alloy production; Harvey Gulf International Marine, LLC, a leading provider of Offshore Supply and Multi-Purpose Support Vessels (Chairman of Compensation Committee); and Skillsoft Limited, an educational technology company that produces learning management system software and content. Mr. Edmiston has previously served on the Board of Directors of the following entities: Centric Brands, Inc., a leading designer, licensor and distributor of accessories and apparel across both retail and digital channels (from March 2020 to October 2020); Preferred Sands, Inc., a producer and distributor of frac sand and proppant materials used in oil and gas shale drilling (from November 2019 to February 2019); Monitronics International, Inc. (dba Brinks Home Security) (a subsidiary of Ascent Capital Group, Inc. (OTC: SCTY)), a provider of home security services (from February 2019 to August 2019); Maremont Corporation, a manufacturer, distributor and seller of aftermarket auto products (from April 2018 to July 2019); and HCR ManorCare Inc., a provider of skilled nursing and rehabilitation, memory care, and hospice care services (from September 2017 to August 2018). From November 2009 through December 2015, Mr. Edmiston served as a Managing Director of Zolfo Cooper LLC, where he provided corporate advisory and restructuring services to a variety of creditors. Mr. Edmiston holds a B.S. in Engineering from the University of Arizona and an M.B.A from the University of Michigan.

Michael J. Gade, one of our directors, has served as a Senior Advisor to the Global Consumer Group of Boston Consulting Group since January 2007, where he has advised in various areas including retailing, franchising, operational productivity, branding, merchandising, private label development and acquisition/post-merger integration in the convenience, fuel and grocery industries. Mr. Gade has served on the Board of Directors of Rent-A-Center, Inc. (NASDAQ: RCII) and of the Crane Group, Inc, a 4th generation family office, since 2005. Previously, Mr. Gade served on the board of the following corporations: MACS, Inc, a private equity owned convenience chain and gasoline distributor in the Mid-Atlantic region; One Network, Inc, a leading software developer in the area of Demand Based Supply Chains as part of a Total Logistics solution; and Strive Group & Strive Logistics, a promotional group serving the consumer products industry. Additionally, Mr. Gade was the Senior Partner and Chairman of Coopers & Lybrand’s Retail and Consumer Practice (now PwC) as well as a senior executive at 7-Eleven, having been responsible for merchandising, marketing and business development. Mr. Gade received his B.S.B.A. and M.B.A. from the Ohio State University.

Andrew R. Heyer, one of our directors and formerly Haymaker’s President and a Director from inception until the closing of the Business Combination, is a finance professional with over 40 years of experience investing in the consumer and consumer-related products and services industries, as well as a senior banker in leveraged finance during which time his clients included many large private equity firms. Mr. Heyer was an officer and director of Haymaker I until it completed its business combination with OneSpaWorld Holdings (NASDAQ:OSW) in March 2019, and has since remained on its board since such time. Currently, Mr. Heyer is the Chief Executive Officer and Founder of Mistral Equity Partners, a private equity fund manager founded in

2007 that invests in the consumer industry. Prior to founding Mistral in 2007, from 2000 to 2007, Mr. Heyer served as a Founding Managing Partner of Trimaran Capital Partners, a $1.3 billion private equity fund. Mr. Heyer was formerly a vice chairman of CIBC World Markets Corp. and a co-head of the CIBC Argosy Merchant Banking Funds from 1995 to 2001. Prior to joining CIBC World Markets Corp. in 1995, Mr. Heyer was a founder and Managing Director of The Argosy Group L.P. from 1990 to 1995. Before Argosy, from 1984 to 1990, Mr. Heyer was a Managing Director at Drexel Burnham Lambert Incorporated and, previous to that, he worked at Shearson/American Express. From 1993 through 2009, Mr. Heyer also served on the board of The Hain Celestial Group, Inc. (NASDAQ: HAIN), a natural and organic food and products company, rejoining the board from 2012 to April 2019. Mr. Heyer also served as a director of XpresSpa Group, Inc. (NASDAQ: XSPA) (formerly known as FORM Holdings, Inc.), a health and wellness services company, from December 2016 to April 2020. Mr. Heyer also serves on the board of several private companies owned in whole or in part by Mistral, including Worldwise, Inc., a pet accessories business from 2011 to the present, and The Lovesac Company (NASDAQ: LOVE), a branded omni-channel retailer of technology-forward furniture, from 2010 to the present. Mr. Heyer has also served on the board of Insomnia Cookies, a retailer of desserts open primarily in the evening and nighttime, and Accel Foods, an incubator and investor in early stage food and beverage companies. In the past, Mr. Heyer has served as a director of Las Vegas Sands Corp., a casino company, from 2006 to 2008, El Pollo Loco Holdings, Inc., a casual Mexican restaurant, from 2005 to 2008, and Reddy Ice Holdings, Inc., a manufacturer of packaged ice products, from 2003 to 2006. Mr. Heyer received his B.Sc. and M.B.A. from the Wharton School of the University of Pennsylvania, graduating magna cum laude. Mr. Heyer is the brother of Mr. Steven Heyer, another of our directors. Mr. Heyer is qualified to serve as a director due to his extensive finance, investment and operations experience, particularly in the consumer and consumer-related products and services industries.

Steven J. Heyer, one of our directors and formerly Haymaker’s Chief Executive Officer and Executive Chairman from inception until the closing of the Business Combination, has over 40 years of experience in the consumer and consumer-related products and services industries, leading a range of companies and brands. Mr. Heyer has applied his experience and analytical skills in a variety of leadership positions across diverse industry groups, including broadcast media, consumer products, and hotel and leisure companies. Over the past eight years, he has been acting as an advisor and director to, and investor in, several private companies across the consumer subsectors of health and wellness, restaurants, technology, marketing services and technology and furniture. From its formation until it completed its business combination with OneSpaWorld Holdings (NASDAQ:OSW) in March 2019, he was an officer and director of Haymaker I. Since its business combination, he has served as Vice Chairman on the board of directors of OneSpaWorld Holdings. Mr. Heyer’s operating experiences include: leading the turnaround of Outback Steakhouse as an advisor (from 2010 to 2012); as Chief Executive Officer of Starwood Hotels & Resorts Worldwide (from 2004 until 2007); as President and Chief Operating Officer of The Coca-Cola Company (from 2001 to 2004); as a member of the boards of Coca-Cola FEMSA, and Coca-Cola Enterprises (all from 2001 to 2004); as President and Chief Operating Officer of Turner Broadcasting System, Inc., and a member of AOL Time Warner’s Operating Committee (from 1994 to 2001); as President and Chief Operating Officer of Young & Rubicam Advertising Worldwide (from 1992 to 1994); and before that spending 15 years at Booz Allen & Hamilton, ultimately becoming Senior Vice President and Managing Partner. For the last five years, Mr. Heyer has served on the boards of Lazard Ltd, Lazard Group, and Atkins Nutritionals Inc. (each as further described below) as well as investing in a private capacity in early stage and venture consumer and consumer media companies. Mr. Heyer has extensive board experience, including: the board of Atkins Nutritionals Inc., which announced in April 2017 that it had entered into a definitive agreement to be acquired by Conyers Park Acquisition Corp, a publicly traded special purpose acquisition company; Lazard Ltd and Lazard Group (2005 to present); the board of WPP Group, a publicly traded digital, internet, and traditional advertising company (2000 to 2004); the board of Equifax, the publicly traded consumer credit reporting and insights company (2002 through 2003); the board of Omnicare, Inc., a supplier of pharmaceutical care to the elderly (2008 through 2015); the board of Vitrue, Inc., a provider of social marketing publishing technologies (2007 through 2012); and the board of Internet Security Systems, Inc. a provider of internet security software, appliance, and services (2004 through 2005). In March 2011, Harry & David Holdings, Inc. (“Harry & David”), a company where Mr. Heyer had been Chief Executive Officer from 2010 until February 2011, filed a prearranged Chapter 11 plan under the U.S. Bankruptcy Code. Subsequently, Harry & David filed a reorganization plan in bankruptcy court in May 2011 and emerged from bankruptcy in September 2011. Mr. Heyer received his B.S. from Cornell University and an M.B.A. from New York University. Mr. Heyer is the brother of Mr. Andrew Heyer, another of our directors. Mr. Heyer is qualified to serve as a director due to his extensive operations, management and business background, particularly in the consumer and consumer-related products and services industries.

Morris Willner, one of our directors, served as Chairman of the board of GPM from January 2015 until the closing of the Business Combination. Mr. Willner is the owner and manager of Willner Realty & Development (WRDC), a full service, multi-faceted real estate development company focused on value-add adaptive-reuse projects spanning the East Coast of the U.S. and Israel, which he founded in 1979. He was also a certified public accountant previously associated with the accounting firm of Arthur Young & Co. and the investment firm Fidelity Bond & Mortgage Co. Mr. Willner serves on numerous community boards. Mr. Willner holds an M.B.A. from New York University.

Family Relationships

Andrew R. Heyer, one of our directors, and Steven J. Heyer, one of our other directors, are brothers. Outside of the foregoing relationships, there are no other family relationships among any of our directors or executive officers.

Board Composition

Our business and affairs are organized under the direction of the Board. Each of our directors will continue to serve as a director until the election and qualification of his or her successor or until his or her earlier death, resignation or removal. The authorized number of directors may be changed by resolution of our Board. Vacancies on our Board can be filled by resolution of our Board.

In accordance with the term of our bylaws, the Board is divided into three classes, each serving staggered, three-year terms:

•	our Class I directors are Arie Kotler and William Gade, and their terms will expire at the first annual meeting of stockholders to be held in 2021;

•	our Class II directors are Morris Willner and Sherman Edmiston III, and their terms will expire at the second annual meeting of stockholders to be held in 2022; and

•	our Class III directors are Steven J. Heyer and Andrew R. Heyer, and their terms will expire at the third annual meeting of stockholders to be held in 2023.

As a result of the staggered Board, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms. This classification of the Board may have the effect of delaying or preventing changes in our control or management.

Independence of our Board of Directors

Our Board undertook a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our Board has determined that the Board meets independence standards under the applicable rules and regulations of the SEC and the listing standards of Nasdaq. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the sections titled “Certain Relationships and Related Party Transactions.”

Board Committees

Our Board has three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. Each of the committees reports to the Board as it deems appropriate and as the Board may request. The composition, duties and responsibilities of these committees are set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

Our audit committee consists of Sherman K. Edmiston III, Michael J. Gade and Andrew Heyer, with Mr. Gade serving as the chair. The audit committee provides assistance to our Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent registered public accounting firm and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent registered public accounting firm and takes those actions as it deems necessary to satisfy itself that the independent registered public accounting firm is independent of management. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Our audit committee meets the requirements for independence of audit committee members under applicable SEC and Nasdaq rules. All of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. In addition, Mr. Gade qualifies as our “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.

Our Board has adopted a written charter for the audit committee, which is available on our website. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Compensation Committee

Our compensation committee consists of Sherman K. Edmiston III, Michael J. Gade and Steven J. Heyer. It is anticipated that the chair of the compensation committee will be determined by members of the compensation committee at its initial meeting. The compensation committee determines our general compensation policies and the compensation provided to our officers. The compensation committee also makes recommendations to our Board regarding director compensation. In addition, the compensation committee reviews and determines unit-based compensation for our directors, officers, employees and consultants and administers our equity incentive plans. Our compensation committee also oversees our corporate compensation programs. Each member of our compensation committee is independent, as defined under the Nasdaq listing rules, which also satisfies Nasdaq’s additional independence standards for compensation committee members. Each member of our compensation committee is a non-employee director (within the meaning of Rule 16b-3 under the Exchange Act).

Our Board has adopted a written charter for the compensation committee, which is available on our website. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Sherman K. Edmiston III and Michael J. Gade. It is anticipated that the chair of the nominating and corporate governance committee will be determined by members of the nominating and corporate governance committee at its initial meeting. The nominating and corporate governance committee is responsible for making recommendations to our Board regarding candidates for directorships and the size and composition of the Board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the Board concerning corporate governance matters. Each member of our nominating and corporate governance committee is independent as defined under the Nasdaq listing rules.

Our Board has adopted a written charter for the nominating and corporate governance committee, which is available on our website. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Role of Our Board of Directors in Risk Oversight

One of the key functions of our Board is informed oversight of our risk management process. Our Board administers this oversight function directly through our Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also has the responsibility to review with management the process by which risk assessment and management is undertaken, monitor compliance with legal and regulatory requirements, and review the adequacy and effectiveness of our internal controls over financial reporting. Our nominating and corporate governance committee is responsible for periodically evaluating our company’s corporate governance policies and systems in light of the governance risks that our Company faces and the adequacy of our Company’s policies and procedures designed to address such risks. Our compensation committee will assess and monitor whether any of our compensation policies and programs is reasonably likely to have a material adverse effect on our Company.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our Board or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past. None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees.

Code of Ethics

Our Board has adopted a code of ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of ethics is available on our website. We intend to disclose future amendments to certain provisions of our code of ethics, or waivers of certain provisions as they relate to our directors and executive officers, at the same location on our website or in our public filings. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, and as permitted under Delaware law, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated certificate of incorporation. Our bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Non-Employee Director Compensation

Historically, we have neither had a formal compensation policy for our non-employee directors, nor have we had a formal policy of reimbursing expenses incurred by our non-employee directors in connection with their board service. However, we have reimbursed our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending Board and committee meetings and occasionally granted stock options to our non-employee directors. Directors who are also employees do not receive any compensation for their services as directors.

Following the Business Combination, non-employee directors will receive varying levels of compensation for their services as directors and members of committees of the Board. We anticipate determining director compensation in accordance with industry practice and standards. In exchange for this additional Board service to us, we intend to grant each of Andrew Heyer and Steven Heyer 50,000 restricted stock units under the 2020 Plan.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis provides information regarding GPM’s executive compensation program and decisions for 2020 for the following individuals who we refer to as named executive officers, or NEOs:

•	Arie Kotler, Chairman, President and Chief Executive Officer

•	Don Bassell, Chief Financial Officer

•	Maury Bricks, General Counsel and Secretary

It should be noted that, prior to the Business Combination, Mr. Kotler is considered an NEO of both Arko Holdings and GPM, while the other executives are NEOs of GPM.

It should further be noted that during 2020 (up until the consummation of the Business Combination), Mr. Kotler did not receive any compensation directly from GPM, as his services as Chief Executive Officer of GPM were provided to GPM through KMG Realty LLC (“KMG”), an entity wholly owned by Mr. Kotler, in exchange for management fees, pursuant to a management services agreement between GPM and KMG (the “GPM Management Services Agreement”). In addition, KMG was also party to a profits participation agreement with the members of GPM (the “Profits Participation Agreement”) pursuant to which KMG was entitled to receive annual net profit participation amounts from GPM. See “Payments to KMG—GPM Management Services Agreement” and “Payments to KMG—Profits Participation Agreement” for more information.

Further, Mr. Kotler did not receive any compensation from Arko Holdings for his services as Chief Executive Officer of Arko Holdings. His services as Chairman of Arko Holdings were provided to Arko Holdings until October 31, 2020 through KMG in exchange for management fees, pursuant to a management services agreement between Arko Holdings and KMG (the “Arko Management Services Agreement”). See “Payments to KMG—Arko Management Services Agreement” for more information.

Effective as of the Business Combination, Mr. Kotler is the Chief Executive Officer of Arko and his compensation for such services (including his services as President and Chairman of the Board) are set forth and pursuant to an employment agreement, dated September 8, 2020, with us. See “—Kotler Employment Agreement” for more information. The GPM Management Services Agreement and the Profits Participation Agreement both terminated effective as of the consummation of the Business Combination.

Since prior to the Business Combination Mr. Kotler did not receive any compensation or benefits from GPM nor Arko Holdings, this Compensation Discussion and Analysis focuses primarily on GPM’s executive compensation program with respect to the NEOs, other than Mr. Kotler.

EXECUTIVE COMPENSATION PROGRAM

Executive Compensation Objectives and Philosophy

GPM’s executive compensation program is designed to attract and retain individuals with the qualifications to manage and lead GPM as well as to motivate them to develop professionally and contribute to the achievement of GPM’s financial goals. GPM’s primary executive compensation objectives are to:

•	attract, retain and motivate executives who are capable of advancing its mission and strategy; and

•	reward executives in a manner aligned with its financial performance.

To achieve its objectives, GPM delivers executive compensation to the NEOs through a combination of the following components:

•	base salary;

•	cash bonus opportunities;

•	severance benefits; and

•	broad-based employee benefits.

Base salaries, broad-based employee benefits and severance benefits are designed to attract and retain senior management talent. Annual cash bonus opportunities are designed to reward executives for their contributions to GPM’s financial performance.

Effective as of the Business Combination, we expect to continue an executive compensation program similar to the one described above, and plan to include a long-term equity incentive component (in the form of stock options, restricted stock unit awards and/or performance based restricted stock unit awards and/or a combination thereof) linked to Company performance and long-term value creation in an effort to align the interests of the NEOs with our stockholders’.

Compensation Determination Process; Role of Compensation Consultant and Management

Prior to the Business Combination, GPM’s Chief Executive Officer oversaw all aspects of its executive compensation program. In making compensation decisions for the NEOs, the Chief Executive Officer annually reviewed (i) the financial data provided by the Chief Financial Officer, (ii) the performance of the executive officer and (iii) GPM’s overall performance against its applicable corporate performance goals. GPM did not engage any compensation consultant to assist with respect to GPM’s 2020 compensation program (prior to the consummation of the Business Combination). GPM did not engage in benchmarking when making executive compensation decisions in 2020 (prior to the consummation of the Business Combination).

Compensation Elements

The following is a discussion and analysis of each component of GPM’s executive compensation program for 2020 (prior to the consummation of the Business Combination):

Base Salary

Annual base salaries compensate the NEOs for fulfilling the requirements of their respective positions and provide them with a predictable and stable level of cash income relative to their total compensation. Prior to the Business Combination, the Chief Executive Officer reviewed executive salary to ensure that GPM remained competitive in attracting and retaining qualified executives. Mr. Bassell and Mr. Bricks received a base salary in 2020 in accordance with the terms of their respective employment agreements. The “Summary Compensation Table” and corresponding footnotes to the table show the base salary earned by each NEO during fiscal 2020.

Bonuses

Historically, most of the employees in GPM’s head offices, including the NEOs, were eligible to receive annual bonus payments under GPM’s Corporate Incentive Plan (the “Corporate Incentive Plan”). Payments under the plan were dependent on (1) the level and salary of the employee and (2) GPM’s actual performance in comparison with its budget for the fiscal year. The bonuses were calculated and paid annually. Bonuses are designed to reward employees, including the NEOs, for their contributions to GPM’s financial performance, in accordance with their level and salary. Pursuant to their respective employment agreements, Mr. Bassell and Mr. Bricks each received a signing bonus and are also each entitled to a quarterly bonus. See “—Bassell Employment Agreement” and “—Bricks Employment Agreement” below.

Base Bonus

Under the Corporate Incentive Plan, GPM used an internal profit metric as the financial performance metric for corporate-level employee bonuses, including the NEOs, which is defined as net income (loss) adjusted to exclude depreciation and amortization, interest and income taxes and further adjusted for certain non-operating and select expense items (the “Budget”). Each year, GPM’s board of managers established a Budget (the “Budget Goal”). No bonuses were payable to the NEOs under the Corporate Incentive Plan unless GPM achieved a minimum of 95% of the Budget Goal.

The following table shows the threshold and target achievement levels of the Budget Goal for 2020 and the corresponding payout levels to the NEOs. Payout levels between the stated levels of achievement would increase in 10% increments for each additional percentage of the Budget Goal achieved, up to the target level.

Performance Metric	Threshold	Target
Budget	95%	100%
Payout Level	50%	100%

Bonus percentages are based upon GPM’s pay-grade structure which reflects, among other things, differences in base salary, reporting relationships and financial responsibilities. Bonus percentages also reflect the NEO’s ability to directly impact GPM’s profits. For 2020, Messrs. Bassell and Bricks had a target bonus of 25% of their annual base salary. The bonus amount to be paid to the NEOs was calculated using the following formula:

Base Salary Target Bonus Payout Level (%) = Bonus Payout

In 2020, GPM met its Budget Goal and is expected to make bonus payments under the Corporate Incentive Plan.

Supplemental Bonus

Historically, GPM employees, including the NEOs, had the potential to earn a supplemental bonus equal to what he or she has already earned, as described above, to further reward employees when GPM exceeds certain levels of Budget in a calendar year. A percentage of amounts that exceed the Budget Goal (up to 118% of the Budget Goal) may be shared pro rata among all eligible participants in the Corporate Incentive Plan as provided under such plan. A participant must have earned some base bonus to be eligible to receive a supplemental bonus. The NEOs are expected to receive a supplemental bonus for 2020 since GPM is expected to achieve over 118% of the Budget Goal.

Special Performance Bonus

Under the terms of his employment agreement in effect during 2019 and until August 2020, Mr. Bassell was entitled to receive a Special Performance Bonus in the amount of $100,000 if GPM’s EBITDA (defined as net income (loss) adjusted to exclude depreciation and amortization, interest and income taxes) exceeded a threshold of $20 million in any calendar year. The bonus was payable quarterly, to the extent GPM was in line to meet such threshold.

In 2020, GPM’s EBITDA exceeded $20 million. As a result, Mr. Bassell received a Special Performance Bonus of $50,000 related to 2020 performance.

ARKO Corp. 2020 Incentive Compensation Plan

At the special meeting of Haymaker stockholders held on December 8, 2020, Haymaker stockholders considered and approved the ARKO Corp. 2020 Incentive Compensation Plan (the “2020 Plan”). The 2020 Plan

will be administered by the compensation committee of the Board. The compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2020 Plan. The compensation committee may delegate to the chief executive officer the authority to grant awards to employees who are not subject to the reporting and other provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), subject to certain limitations and guidelines. Persons eligible to participate in the 2020 Plan will be those officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by the compensation committee in its discretion.

Under the 2020 Plan, the compensation committee is authorized to grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance-based stock units, other equity-based awards and cash incentive awards. Awards may be subject to a combination of time and performance-based vesting conditions, as may be determined by the compensation committee. Except for certain limited situations (including death, disability, a change in control, grants to new hires to replace forfeited compensation, grants representing payment of achieved performance goals or that vest upon the satisfaction of performance goals or other incentive compensation, substitute awards, grants to non-employee directors or replacement of previously outstanding awards), all awards granted under the 2020 Plan are subject to a minimum vesting period of one year, referred to herein as the minimum vesting condition. The minimum vesting condition will not be required on awards covering, in the aggregate a number of shares not to exceed 5% of the maximum share pool limit. Options and stock appreciation rights cannot be repriced without stockholder approval.

No equity awards have been granted under the 2020 Plan as of the date of this prospectus (other than under the Israeli Appendix). Our compensation committee intends to discuss and potentially approve certain awards to our NEOs during its first meeting on or around January 14, 2021.

Benefits and Perquisites

Employee Benefit Plans

NEOs are eligible to participate in GPM’s employee benefit plans, including GPM’s medical, disability and life insurance plans, in each case, on the same basis as all of its other employees. The employee benefit plans are designed to assist in attracting and retaining skilled employees critical to GPM’s long-term success. GPM also maintains a 401(k) plan for the benefit of its eligible employees, including the NEOs, as discussed below.

401(k) Plan

GPM maintains a retirement savings plan, or 401(k) plan, that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Under the 401(k) Plan, eligible employees may defer up to 75% of their compensation subject to applicable annual contribution limits imposed by the Internal Revenue Code of 1986, as amended, or the Code. GPM’s employees’ pre-tax contributions are allocated to each participant’s individual account and participants are immediately and fully vested in their contributions. GPM matches a portion of employee contributions according to the 401(k) plan (subject to Internal Revenue Service limits and non-discrimination testing). For 2020, the matching contribution was 50% of the first 6% of contributions made by the participants for such plan year. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. GPM made matching contributions of $227,000 to the 401(k) Plan during the year ended December 31, 2020.

Non-Qualified Deferred Compensation

GPM offers a select group of management and key employees, including the NEOs, who contribute materially to its continued growth, development and future business success an opportunity to defer a portion of their compensation (in the form of salary and bonuses) under its Non-Qualified Plan, or NQP. See “Non-Qualified Deferred Compensation” for additional information about the NQP and matching contributions made for NEOs. GPM made matching contributions of approximately $55,000 to the NQP during the year ended December 31, 2020 related to all participants.

Pension Benefits

GPM does not maintain any pension benefit or retirement plans other than the 401(k) plan.

Payments to KMG

GPM Management Services Agreement

As discussed above, prior to the Business Combination, Mr. Kotler did not receive any compensation, including bonuses, directly from GPM, as his services as Chief Executive Officer of GPM were provided to GPM through KMG pursuant to the GPM Management Services Agreement. Under the GPM Management Services Agreement, for the period January 1, 2018 through December 31, 2019, KMG was entitled to a management fee in the amount of $60,000 per month. In addition, KMG was entitled to receive an annual bonus in accordance with GPM’s Corporate Incentive Plan (described above). The annual bonus which KMG was eligible to receive under the Corporate Incentive Plan could not exceed six monthly management fee payments. Based on GPM’s financial performance, for the years 2018 and 2019, KMG did not receive a bonus under the Corporate Incentive Plan. The GPM Management Services Agreement also required GPM to reimburse KMG for all out of pocket expenses related to the activity of GPM.

On January 1, 2020, GPM and KMG entered into a Second Amended and Restated Management Services Agreement which extended the term of the GPM Management Services Agreement from January 1, 2020 through December 31, 2022 and increased the management fee to $90,000 per month. In addition, a portion of bonus equal to four monthly management fees was payable subject to increases in Arko Holdings’ share price. Upon the closing of the Business Combination, the GPM Management Services Agreement was terminated, other than the right to receive an expected Corporate Incentive Plan bonus of $540,000 for 2020.

Profits Participation Agreement

Pursuant to the Profits Participation Agreement, KMG was entitled to an annual net profit participation amount. For the years 2018 and 2019, this amount was calculated as the lower of (i) 3% of GPM’s annual net profit, based on GPM’s US GAAP consolidated financial statements for years ended December 31, 2018 and 2019, or (ii) $280,000. At the request of KMG, at the end of the first, second and third quarters of each calendar year, GPM paid an advance on the annual net profit participation amount, subject to GPM’s ability to offset any excess amounts from future amounts to which KMG will be entitled. Based on GPM’s financial performance in 2019, KMG was not entitled to an annual profits participation amount for 2019. KMG received $210,000 in advances for 2019, which were offset against future payments by GPM.

For the years 2020 through 2022, the annual net profit participation amount was to be calculated as the higher of (i) 5% of GPM’s annual net profits for such calendar year based on GPM’s US GAAP consolidated financial statements after adjustments as defined below, or (ii) 5% of the positive difference (if any) between the adjusted EBITDA (as defined in Profits Participation Agreement) for such calendar year and the adjusted EBITDA for the prior calendar year, up to an annual maximum amount of $400,000. Based on GPM’s financial performance in 2020, KMG is entitled to an annual net profit participation amount of $400,000 for 2020. This amount includes $210,000 that was received in advance in 2019. The Profits Participation Agreement was terminated upon the termination of the GPM Management Services Agreement, other than the right to receive the profit participation amount for 2020.

Arko Holdings Management Services Agreement

As discussed above, Mr. Kotler did not receive any compensation directly from Arko Holdings for his services as Chief Executive Officer of Arko Holdings. Mr. Kotler also did not receive any compensation directly from Arko Holdings for his services as Chairman of Arko Holdings, as these services were provided to Arko Holdings through KMG pursuant to the Arko Management Services Agreement. Under the Arko Management Services Agreement, KMG was entitled to a monthly management fee of approximately $5,000, linked to the Israeli Consumer Price Index, and to a reimbursement for reasonable expenses incurred by KMG in connection with the provision of management services. The Arko Management Services Agreement remained in effect until October 31, 2020.

The table below shows the payments earned by KMG for services provided by Mr. Kotler to GPM and Arko Holdings in 2018, 2019 and 2020. These amounts are included under “All Other Compensation” in the Summary Compensation Table:

Agreement	2018	2019	2020
GPM Management Services Agreement	727,193	727,193	1,057,561
Annual bonus pursuant to GPM’s Corporate Incentive Plan	—	—	540,000
Profits Participation Agreement	280,000	—	400,000
Arko Management Services Agreement	70,000	60,000	51,900

Total	1,077,193	787,193	2,049,461

Employment, Severance or Change in Control Agreements

GPM considers maintenance of a strong management team essential to its success. To that end, GPM recognizes that the uncertainty that may exist among management with respect to their “at-will” employment with GPM could result in the departure or distraction of management personnel to the company’s detriment. Accordingly, GPM determined that severance arrangements are appropriate to encourage the continued attention and dedication of certain members of its management team and to allow them to focus on the value to equity holders of strategic alternatives without concern for the impact on their continued employment. See “Potential Payments upon Termination or Change in Control” for a discussion of certain rights of the NEOs upon termination of their employment or upon the occurrence of certain events.

Employment Agreements

Kotler Employment Agreement

On September 8, 2020, we entered into an employment agreement with Mr. Kotler pursuant to which Mr. Kotler serves as our Chief Executive Officer for a three-year term from the Closing Date, following which the agreement will be automatically extended for additional one-year terms, unless either we or Mr. Kotler give at least 120 days’ prior notice of non-extension. Under the terms of the employment agreement, Mr. Kotler is entitled to the following:

•	An annual base salary of $1,080,000, to be increased by at least 3% on an annual basis (subject to an annual review by the compensation committee for increase (but not decrease));

•	A target bonus equal to 150% of the executive’s current base salary, based on satisfaction of performance criteria to be established by the compensation committee;

•

An annual long term-incentive award having a fair market value (as reasonably determined by the Board or the compensation committee) equal to 350% of the executive’s then base salary in effect as of the date of the grant with the type of the long-term incentive award, and the terms and conditions thereof, determined by the compensation committee of the Board, in its discretion;

•

An expense reimbursement for all reasonable business expenses actually paid or incurred by the executive during the term of employment, including first class air travel, hotel and other travel-related expenses, including for any and all related travel between our principal place of business in Richmond, Virginia and employee’s principal residence in Miami-Dade, Florida; and

•

Participation in all medical, dental, hospitalization, accidental death and dismemberment, disability, travel and life insurance plans, and all other plans as are offered by us to our executive personnel, including savings, pension, profit-sharing and deferred compensation plans, subject to the general eligibility and participation provisions set forth in such plan.

Bassell Employment Agreement

Pursuant to the terms of the executive employment agreement dated April 1, 2014, between GPM and Mr. Bassell, Mr. Bassell continued to serve as GPM’s Chief Financial Officer. Under the terms of the agreement, Mr. Bassell was entitled to receive an annual base salary of $240,000, subject to annual increases as determined by GPM’s board of managers, and was eligible to receive bonus payments under the Corporate Incentive Plan. Mr. Bassell was also eligible to receive an annual Special Performance Bonus in the amount of $100,000 if GPM’s EBITDA exceeded $20 million in any calendar year.

On August 4, 2020, GPM and Mr. Bassell entered into an amended and restated employment agreement for a five-year term, following which the agreement will be automatically extended for additional one-year terms, unless either GPM or Mr. Bassell gives at least 90 days’ prior notice of non-extension. Under the terms of the amended and restated employment agreement, Mr. Bassell is entitled to the following:

•	An annual base salary of $370,302 (subject to discretionary review by the Chief Executive Officer for increase (but not decrease));

•	A signing bonus of $50,000;

•	A monthly car allowance of $600;

•	A quarterly bonus of $35,000 (to be eligible, Mr. Bassell must be employed by GPM on the last date of the prior calendar quarter);

•	Participation in GPM’s Corporate Incentive Plan;

•	Discretionary bonus (as determined by the Chief Executive Officer or board); and

•	Participation in customary employee benefit plans and in the NQP.

Bricks Employment Agreement

Pursuant to the terms of the employment agreement dated January 3, 2020, between GPM and Mr. Bricks, Mr. Bricks continued to serve as GPM’s General Counsel for a five-year term, following which the agreement will be automatically extended for additional successive one-year terms, unless either GPM or Mr. Bricks gives at least 90 days’ prior notice of non-extension. Under the terms of the employment agreement, Mr. Bricks is entitled to the following:

•	An annual base salary of $395,000 (subject to discretionary review by the Chief Executive Officer for increase (but not decrease));

•	A signing bonus of $50,000;

•	A monthly car allowance of $600;

•	A quarterly bonus of $10,000 (to be eligible, Mr. Bricks must be employed by GPM on the last date of the prior calendar quarter);

•	Participation in GPM’s Corporate Incentive Plan;

•	Discretionary bonus (as determined by the Chief Executive Officer or board); and

•	Participation in customary employee benefit plans and in the NQP.

Compensation Actions Taken in 2020

Mr. Kotler entered into an employment agreement with ARKO Corp. on September 8, 2020. Mr. Bassell entered into an amended and restated employment agreement with GPM on August 4, 2020 and Mr. Bricks entered into an employment agreement with GPM on January 3, 2020, pursuant to which, among other provisions, each of Messrs. Bassell and Bricks received an annual base salary increase and a signing bonus, as described above.

See “Employment Agreements” and “Potential Payments Upon Termination or Change in Control” for more details regarding Messrs. Kotler’s, Bassell’s and Bricks’ employment agreements.

GPM Hedging Policy

GPM does not have any security ownership requirements with respect to its employees, directors or executive officers or any policies regarding hedging the economic risk of such ownership.

Executive Compensation

Summary Compensation Table

The following table presents information regarding the compensation earned or received by the NEOs for services rendered during the fiscal years ended December 31, 2018, 2019 and 2020.

	Year	Salary	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Name and Principal Position		($)	($)(1)	($)(2)(3)	($)
Arie Kotler,	2020	29,032	540,000	1,509,461	2,078,493
Chairman and Chief Executive Officer, Arko Holdings;	2019	—	—	787,193	787,193
Chief Executive Officer, President and Director	2018	—	—	1,077,193	1,077,193
Don Bassell,	2020	374,310	355,151	9,218	738,679
Chief Financial Officer	2019	355,783	100,000	9,180	464,963
	2018	342,097	100,000	9,180	451,277
Maury Bricks,	2020	400,736	287,500	22,081	710,317
General Counsel and Secretary	2019	322,830	—	12,342	335,172
	2018	310,416	—	8,036	318,452

(1)

The amounts shown in this column represent the annual bonuses pursuant to the Corporate Incentive Plan, the Special Performance Bonuses, and the signing and quarterly bonuses earned by Mr. Bassell and Mr. Bricks. See “Bonuses” for a discussion of such bonuses.

(2)

The amounts shown in this column include 401(k) matching contributions for Mr. Bricks in 2018, 2019 and 2020, matching contributions made under the NQP for Mr. Bricks in 2020, and imputed income for group term life insurance and car allowances for Messrs. Bassell and Bricks for 2018, 2019 and 2020.

(3)

Prior to the Business Combination, Mr. Kotler did not receive any compensation directly from GPM or Arko Holdings, as his services were provided through KMG. The amounts shown in this column for Mr. Kotler include payments received under the GPM Management Services Agreement, the Arko Management Services Agreement and the Profits Participation Agreement. See “Payments to KMG” above for a detailed discussion of such payments.

Grants of Plan-Based Awards in 2020

The following table provides supplemental information relating to grants of plan-based awards made to NEOs during 2020.

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Threshold ($)
Arie Kotler	540,000
Don Bassell	235,151
Maury Bricks	197,500

(1)

The amount shown represents the estimated payout under the Corporate Incentive Plan and the threshold payout that could have been earned as a Special Performance Bonus by Mr. Bassell, subject to GPM achieving threshold EBITDA of $20 million for 2020. Based on an estimated achievement of the threshold EBITDA for 2020, Mr. Bassell earned a Special Performance Bonus of $50,000.

Outstanding Equity Awards at 2020 Fiscal Year End

None of NEOs held equity awards as of December 31, 2020.

Option Exercises and Stock Vested in 2020

None of the NEOs exercised any option awards or vested in any stock awards in 2020.

Pension Benefits Table

None of the NEOs participated in any defined benefit pension plans in 2020.

Non-Qualified Deferred Compensation

GPM offers a select group of management and key employees, including its NEOs, who contribute materially to its continued growth, development and future business success an opportunity to defer a portion of their compensation under its NQP. The NQP allows these employees to defer up to 90% of their annual base salary and cash bonuses. Distributions under the NQP begin on a date determined by the board, or a committee appointed by the board (the “committee”), that is within 30 days of the participant’s separation from service, except in the case of specified employees where no distributions will be made until six months after separation from service or, if earlier, the date of the specified employee’s death. Participants may elect to receive deferred amounts in a lump sum or in at least two, but not more than ten, consecutive annual installments. Participants can elect from investment alternatives made available as investment options for their deferred compensation and gains and losses on these investments are credited to their respective accounts.

For each plan year, as determined by the committee, GPM makes a discretionary match, which for 2020 was an amount equal to 50% of the first 6% of contributions made by the participants for such plan year; however, that amount is reduced, dollar for dollar, by the amount of employer matching contributions that GPM contributes to the participant’s 401(k) plan for such plan year. In addition, as determined by the committee, GPM may make additional matching contributions, in its sole discretion, on a participant by participant basis. GPM may also make discretionary contributions to a participant’s account on a participant by participant basis.

Tax rules limit the amount that executives may contribute under the 401(k) plan and therefore also limit the company match under the 401(k) plan for executives. The NQP matching contribution reflects the amount of the matching contribution which is limited by the tax laws.

The following table sets forth non-qualified deferred compensation during the year ended December 31, 2020 for the NEOs set forth below.

Name	Executive Contributions in Last Fiscal Year $	Registrant Contributions in Last Fiscal Year $(1)	Aggregate Balance at Last Fiscal Year-End $
Arie Kotler	—	—	—
Don Bassell	—	—	—
Maury Bricks	24,044	11,807	60,572

(1)

The amount in this column is included in the “All Other Compensation” column for 2020 in the Summary Compensation Table, and represents employer contributions credited to the NEO’s account during 2020.

Potential Payments Upon Termination or Change in Control

As of December 31, 2020, the employment agreements of our NEOs provide for certain payments and benefits in the event of certain terminations of employment. The material terms of such arrangements as of December 31, 2020 are described below.

Kotler Employment Agreement

Mr. Kotler’s employment will terminate upon the earliest to occur of: (i) the executive’s death; (ii) a termination by us by reason of the executive’s disability; (iii) a termination by us with or without cause; or (iv) a termination by executive with or without good reason. Mr. Kotler’ employment agreement provides for certain payments and benefits upon termination of the executive’s employment. The material terms of these arrangements are described below:

•

Termination for cause or without good reason. In connection with a termination by us for cause, the executive will be entitled to payment of all accrued and unpaid base salary and bonus through the termination date, all unreimbursed documented business expenses and other amounts payable under the agreement incurred through the termination date and payment and/or provision of all vested benefits to which the executive may be entitled through the termination date with respect to applicable benefit or incentive compensation plans, policies or programs.

•

Termination in connection with death or disability. In addition to the payments described above, in connection with any termination by us in connection with employee’s death or disability, the executive will be entitled to: (i) the executive’s pro rata target bonus; (ii) pro rata vesting of all outstanding long-term incentive awards; and (iii) continuation of applicable health benefits.

•

Termination without cause or for good reason. In addition to the payments described above, in connection with termination for cause or without good reason, in connection with any termination by us without cause or by executive for good reason, the executive with also be entitled to: (i) severance amount equal to two times the sum of (a) the executive’s annual base salary as in effect immediately prior to the termination date and (b) the executive’s target bonus for the bonus period in which termination occurs, which will be payable for two years following the termination date and (ii) vesting, immediately prior to such termination, in any long-term awards that previously were granted to the executive but which had not yet vested.

In addition, if the executive’s employment is terminated by us without cause or by the executive for good reason during the two-year period immediately following a change in control, then in lieu of the severance amount described above, the executive will be entitled to a lump-sum payment equal to three times the sum of (a) the executive’s annual base salary as in effect immediately prior to the termination date and (B) the executive’s target bonus for the bonus period in which the termination date occurs, less applicable withholdings and deductions.

The payments described above are subject to the executive’s delivery to us of an executed release of claims. Upon termination of the executive’s employment, the executive will continue to be subject to the non-competition and non-solicitation covenants for two years, unless we fail to make any payments described above within 15 days of written notice from the executive of such failure.

If any of the payments or benefits received or to be received by the executive constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to excise tax, then such payments will be reduced in a manner determined by us (by the minimum amounts possible) that is consistent with Section 409A until no amount payable by the executive will be subject to excise tax.

For purposes of the employment agreement:

“Cause” means (i) a conviction of the executive to a felony involving moral turpitude; (ii) a willful misconduct by the executive resulting in material economic harm to New Parent and/or its related entities, taken as a whole; (iii) a willful or continued failure by the executive to carry out the reasonable and lawful directions of the Board issued in accordance with New Parent’s governing documents following written notice by the board of such failure and an opportunity of no less than ten (10) days to cure same; (iv) executive engaging in fraud, embezzlement, theft or material dishonesty resulting in material economic harm to the company or any related entity; (v) a willful or material violation by the executive of a material policy or procedure of New Parent or any related entity following written notice by the board of such violation and an opportunity of no less than thirty (30) days to cure same; or (vi) a willful material breach by the executive of the agreement which remains uncured following no less than ten days’ written notice to executive by the board of such failure.

“Good Reason” means, if such event occurs without the executive’s consent in writing, (i) a reduction in the executive’s annual base salary, target bonus or long-term incentive award, (ii) a non-de minimis diminution in any respect of the executive’s title, authority, duties, or responsibilities; (iii) a diminution in any respect in the authority, duties, or responsibilities of the supervisor to whom the executive is required to report, including a requirement that the executive report to a corporate officer or executive instead of reporting directly to the board of directors; (iv) a material diminution in any respect the budget over which the executive retains authority; (v) a change in the geographic location of New Parent’s business that would require him to relocate more than fifty (50) miles from Miami-Dade County, Florida; (vi) a change in control of New Parent, or (v) any other action or inaction that constitutes a material breach by New Parent of the agreement. However, “Good Reason” will only exist if the executive gives New Parent notice within 30 days after the first occurrence of any of the foregoing events, New Parent fails to correct the matter within 30 days following receipt of such notice.

Bassell and Bricks Employment Agreements

Mr. Bassell’s amended and restated employment agreement and Mr. Bricks’ employment agreement each provide for certain payments and benefits upon termination of the executive’s employment. The material terms of these arrangements are described below:

•

Termination for any reason. In connection with a termination by GPM for any reason, the executives will be entitled to payment of all accrued and unpaid base salary and quarterly bonus through the termination date, all unreimbursed documented business expenses and other amounts payable under the agreement incurred through the termination date and payment and/or provision of all vested benefits to which the executive may be entitled through the termination date with respect to applicable benefit or incentive compensation plans, policies or programs.

•

Termination for good reason or without cause. In addition to the payments described above, in connection with any termination by GPM without cause or by the executive for good reason (each, as defined below), if the executive’s employment is terminated within five years from the effective date of his employment agreement, and a GPM Sale Payment (as defined below) is not payable in connection with such termination, the executive will be entitled to:

•	A pro rata portion of his bonus (if any is due under the Corporate Incentive Plan); and

•	Payment of base salary for the period commencing on the termination date and ending on the date that is three months from the termination date.

Mr. Bassell’s amended and restated employment agreement and Mr. Bricks’ employment agreement each provide for certain payments and benefits upon occurrence of the following events:

•

IPO. If GPM completes an IPO (as defined below), then the executives will receive equity (or equity-equivalents, such as options) as part of a customary plan for executives created as part of such IPO, subject to the vesting requirements of such plan.

•

Sale of GPM. If GPM sells substantially all of its assets or its equity (each, a “GPM Sale”) prior to the termination of the executive’s employment or, a GPM Sale occurs under a fully executed agreement entered into within 180 days following termination of the executive’s employment by GPM without cause or his resignation for good reason, GPM shall pay an amount as part of a customary plan for executives created as part of the GPM Sale (the “GPM Sale Payment”) to the executives. These amounts will be payable within 60 days following consummation of the GPM Sale. Upon an IPO, the foregoing provision will terminate and such amounts will no longer be payable.

The payments described above under “Sale of GPM” are subject to the executive’s delivery to GPM of an executed release of claims and continued compliance with restrictive covenants regarding confidentiality, proprietary rights, non-competition, non-solicitation and non-disparagement. Upon termination of the executive’s employment, the non-solicitation covenant will continue to apply for twelve months. In addition, the non-competition covenant will continue to apply (i) in the case of termination by GPM for cause or by the executive without good reason, for twelve months and (ii) in the case of termination by GPM without cause or by the executive for good reason, for three months.

If any of the payments or benefits received or to be received by the executive constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to excise tax, then such payments will be reduced in a manner determined by GPM (by the minimum amounts possible) that is consistent with Section 409A until no amount payable by the executive will be subject to excise tax.

For purposes of these employment agreements:

“Cause” means (i) the board’s reasonable determination that there has been misconduct by the executive that is materially injurious to GPM or that results in the executive’s inability to substantially perform his duties for GPM, (ii) the board’s reasonable determination that the executive failed to carry out or comply with any lawful and reasonable directive of the board or CEO consistent with the terms of his employment agreement, (iii) the executive’s conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or crime involving moral turpitude, (iv) the board’s reasonable determination of the executive’s unlawful use (including being under the influence) or possession of illegal drugs on GPM (or any affiliate’s) premises or while performing the executive’s duties and responsibilities, (v) the executive’s commission of an act of fraud, embezzlement, misappropriation, willful misconduct, or breach of fiduciary duty against GPM or any of its affiliates, other than inadvertent actions or actions that are not materially injurious to GPM, (vi) the executive’s material violation of any provision of his employment agreement, any other written agreement between GPM and the executive, or any material GPM policy, (vii) the executive’s willful and prolonged, and unexcused absence from work (other than by reason of disability due to physical or mental illness), or (viii) the board’s reasonable determination of any unlawful act or breach of GPM policy, discrimination or harassment against another GPM employee or any affiliated or related company of GPM.

“Good Reason” means, if such event occurs without the executive’s consent in writing, (i) a material diminution in the nature or scope of the executive’s responsibilities, authorities, title or duties, (ii) a material reduction in the executive’s annual base salary from the annual base salary in effect in the immediately prior year, (iii) a reduction in the quarterly bonus, (iv) GPM materially violating any of its material obligations to the executive under the agreement, or (v) GPM requiring the executive to permanently relocate more than 100 miles from Richmond, Virginia. However, “Good Reason” will only exist if the executive gives GPM notice within 30 days after the first occurrence of any of the foregoing events, GPM fails to correct the matter within 30 days following receipt of such notice and the executive actually terminates employment within 90 days following the expiration of GPM’s 30-day cure period. If the executive does not so terminate, any claim of such circumstances of “Good Reason” shall be deemed irrevocably waived by the executive.

“IPO” means (i) an initial public offering and sale of any securities of GPM pursuant to an effective registration statement under the Securities Act the issuer of which, immediately before the registration, was not subject to Exchange Act reporting requirements, (ii) a transaction pursuant to which GPM merges with or into a direct or indirect subsidiary of, or effects a share exchange with, an issuer subject to Exchange Act reporting requirements (including, a transaction with a special purpose acquisition company), following which, holders of the securities of GPM prior to such transaction receive as consideration equity securities of such issuer, (iii) the registration of any securities of GPM under Section 12 of the Exchange Act.

Potential Payments Upon Termination

The estimated payment that would have been provided to Mr. Bassell, pursuant to his employment agreement, as a result of termination by GPM without cause or by Mr. Bassell for good reason, or in the case of death or disability, was $277,727. This represents the bonus under the Corporate Incentive Plan payable when, and to the extent that, it would have been paid had Mr. Bassell’s employment not terminated.

The estimated payment that would have been provided to Mr. Bricks, pursuant to his employment agreement, as a result of termination by GPM without cause or by Mr. Bricks for good reason, or in the case of death or disability, was $296,250. This represents the bonus under the Corporate Incentive Plan payable when, and to the extent that, it would have been paid had Mr. Bricks’ employment not terminated.

Upon termination of Mr. Kotler’s services to GPM, KMG was entitled to receive management fees, annual bonus and reimbursements, in accordance with the GPM Management Services Agreement. KMG was also be entitled to receive a pro rata portion of net profits participation amounts, if any, based on the number of days services were performed by Mr. Kotler.

Other Change in Control Payments

In addition to the amounts set forth in the table below, in the event of a change in control event (as defined in the NQP), the value of the participant’s account will be distributed as a lump sum payment to the participant not more than 90 days following the change in control event. The amounts that would have been accelerated in the event of a change in control are shown in the “Aggregate Balance at Last Fiscal Year-End” column of the Non-Qualified Deferred Compensation Table.

Director Compensation

GPM did not pay its directors any compensation for serving on the board of managers during 2020.

DESCRIPTION OF SECURITIES

The following summary of the material terms of our common stock, preferred stock and warrants is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read our amended and restated certificate of incorporation in its entirety for a complete description of the rights and preferences of our common stock and the Warrant Agreement (as amended) and Form of Warrant for a description of the terms of the Warrants.

Authorized and Outstanding Stock

Our amended and restated certificate of incorporation authorizes the issuance of 400,000,000 shares of common stock, $0.0001 par value per share and 5,000,000 shares of undesignated preferred stock, $0.0001 par value. 1,000,000 shares of our Series A convertible preferred stock, par value $0.0001 per share (the “Series A Convertible Preferred Stock”), were issued and outstanding immediately after the Business Combination and 124,131,655 shares of common stock were issued and outstanding immediately after the Business Combination.

Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of our common stock possess all voting power for the election of our directors and all other matters requiring stockholder action, and no holder of any series of preferred stock shall be entitled to any voting powers in respect thereof. Holders of common stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of common stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

Our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to New Parent Common Stock.

Election of Directors

Our Board is currently divided into three classes, where the term of Class I directors will expire at the first annual meeting of our stockholders, the term of Class II directors will expire at the second annual meeting of our stockholders, and the term of Class III directors will expire at the third annual meeting of our stockholders. Following the Business Combination closing, our Board will also be divided into three classes, where each of the newly elected director will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Preferred Stock

The amended and restated certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our Board is authorized to fix the voting rights, if any, designations, powers and preferences, the relative, participating, optional, or special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock. The board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

We revised the amended and restated certificate of incorporation in connection with the Business Combination, to reflect the issuance of Series A Convertible Preferred Stock. The following summary is qualified in its entirety by reference to the complete text of the amended and restated certificate of incorporation. Pursuant to the amended and restated certificate of incorporation, holders of the Series A Convertible Preferred Stock (the “Holders”) will be entitled to receive, when, if, and as declared by the Board, cumulative dividends at the Dividend Rate per share of Series A Convertible Preferred Stock, paid or accrued quarterly in arrears. Such Dividend Rate (as further described in the amended and restated certificate of incorporation) is equal to 5.75% of the then-applicable liquidation preference. If we fail to pay a dividend for any quarter on a dividend payment date in arrears in cash at the then-prevailing Dividend Rate, then for purposes of calculating the accrual of unpaid dividends for such quarter then ended, dividends will be calculated to have accrued at the then-prevailing Dividend Rate plus 300 basis points (other than for the first quarter in which we fail to pay the dividend in cash on the applicable payment date, which shall accrue at 5.75% per annum). The Dividend Rate will, in no event, exceed an annual rate of 14.50%, and will revert to 5.75% upon us paying in cash all then-accrued and unpaid dividends on the Series A Convertible Preferred Stock. If we breach certain protective provisions or fail to redeem the Series A Convertible Preferred Stock upon the proper exercise of any redemption right by the Holders, the Dividend Rate will increase to an annual rate of 15.00% for so long as such breach or failure to redeem remains in effect.

Transfer Agent

The Transfer Agent for our common stock is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its role as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law

Special Meetings of Stockholders

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called only by a majority vote of our board of directors, by our Chief Executive Officer or by our Chairman. Our bylaws provide that special meetings of our stockholders may be called only by (i) a majority vote of our Board, (ii) Chief Executive Officer or (iii) our Chairman.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

The amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL or amended and restated certificate of incorporation or the bylaws of the Company, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine. The amended and restated certificate of incorporation also requires that the federal district courts of the United States situated in the State of Delaware shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act. Additionally, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provision.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Section 203 of the Delaware General Corporation Law

A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. Under the amended and restated certificate of incorporation, we have not opted out of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our amended and restated certificate of incorporation provides that our Board will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Action by Written Consent

The amended and restated certificate of incorporation provides that any action required to be taken at any meeting of stockholders may not be effected by written consent of the stockholders and must be effected by a duly called annual or special meeting of such stockholders.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, and as permitted under Delaware law, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors.

At the Business Combination closing date, we entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated certificate of incorporation. Our bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Warrants

As of the Business Combination closing date, there were 17,333,333 Warrants to purchase Haymaker Class A Common Stock outstanding, consisting of 13,333,333 Public Warrants and 4,000,000 Private Warrants. Each whole warrant entitles the registered holder to purchase one whole share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO or 30 days after the completion of the Business Combination. Pursuant to the Warrant Agreement, as amended on the Business Combination closing date, each whole warrant to purchase one share of Haymaker Class A Common Stock became a warrant to purchase one share of our common stock. Pursuant to the Warrant Agreement (as amended), a warrant holder may exercise its warrants only for a whole number of shares of common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least three units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. The Private Warrants are identical to the warrants sold as part of the units in the IPO, except that the Private Warrants are non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor, Cantor Fitzgerald & Co. (“Cantor”), Stifel Nicolaus & Company, Incorporated (“Stifel”) or their permitted transferees.

We will not be obligated to deliver any shares of New Parent Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of New Parent Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of New Parent Common Stock upon exercise of a warrant unless New Parent Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We have agreed to use our reasonable best efforts to maintain the effectiveness of this registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of the Warrant Agreement.

Notwithstanding the above, if the common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Public Warrants

Once the Warrants become exercisable, we may redeem the outstanding Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30-day redemption period; and

•

if, and only if, the last reported sale price of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of our common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption Procedures and Cashless Exercise

If we call the Public Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Public Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the Public Warrants. If we call our Public Warrants for redemption and our management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.8% or 9.8% (or such other amount as a holder may specify) of the shares of common stock outstanding immediately after giving effect to such exercise.

Anti-Dilution

If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable common stock) multiplied by (ii) one minus the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of common stock on account of such shares of common stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, or (c) to satisfy the redemption rights of the holders of common stock in connection with the Business Combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant

Agreement (as amended) based on the Black-Scholes value (as defined in the Haymaker Warrant Agreement) of the Warrant. You should review a copy of the Warrant Agreement (as amended), which is filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Warrants. The Warrant Agreement (as amended) provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of common stock to be issued to the warrant holder.

Private Warrants

The Private Warrants will not be transferable, assignable or salable until 30 days after the Business Combination closing date (except, among other limited exceptions) and they will not be redeemable by us so long as they are held by the Selling Stockholders or their permitted transferees. Otherwise, the Private Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. If the Private Warrants are held by holders other than the Selling Stockholders or their permitted transferees, the Selling Stockholders will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants.

If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

The Selling Stockholders have agreed not to transfer, assign or sell any of the Private Warrants (including the common stock issuable upon exercise of any of these Warrants) until the date that is 30 days after the date Business Combination Closing Date, except that, among other limited exceptions.

Rule 144 and Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

In general, Rule 144 of the Securities Act, which we refer to as “Rule 144,” permits the resale of restricted securities without registration under the Securities Act if certain conditions are met. Rule 144 is not available for the resale of restricted securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company, including us. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met at the time of such resale:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Following the consummation of the Business Combination, we are no longer a shell company, and as long as the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of our restricted securities.

If the above conditions have been met and Rule 144 is available, a person who has beneficially owned restricted shares of our common stock or warrants for at least one year would be entitled to sell their securities pursuant to Rule 144, provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale. If such persons are our affiliates at the time of, or at any time during the three months preceding, a sale, such persons would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of common stock or Warrants, as applicable, then outstanding; or

•	the average weekly reported trading volume of the common stock or warrants, as applicable, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144, when available, will also limited by manner of sale provisions and notice requirements.

As of December 28, 2020, we had 124,131,655 shares of common stock outstanding, of which 40,000,000 shares sold in the IPO (as automatically converted and exchanged in connection with the Business Combination) are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates. All of the Founder Shares owned by our Initial Stockholders are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. In addition, the 1,000,000 shares of our Series A Convertible Preferred Stock (and the shares of common stock into which the Series A Convertible Preferred Stock is convertible) we issued to the PIPE Investors pursuant to the Subscription Agreements will be restricted securities for purposes of Rule 144.

As of the date of this prospectus, there are 17,333,333 Warrants outstanding, consisting of 13,333,333 Public Warrants originally sold as part of the units issued in Haymaker’s IPO and 4,000,000 Private Warrants sold to the Selling Stockholders in a private placement consummated concurrently with the IPO. Each warrant is exercisable for one share of our common stock, in accordance with the terms of the warrant agreement governing the warrants. The Public Warrants and are freely tradable, except for any Warrants purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act.

We expect Rule 144 to be available for the resale of the above noted restricted securities as long as the conditions set forth in the exceptions listed above are satisfied following the Business Combination.

Lock-up Agreements and Registration Rights

Certain persons and entities holding Founder Shares and Private Warrants and certain stockholders of Arko Holdings and the GPM Minority Investors (the “Registration Rights Holders”) entered into that certain Registration Rights and Lock-Up Agreement on the Business Combination closing date. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, we are obligated to file a registration statement to register the resale of certain securities held by the Registration Rights Holders within 30 days following the Business Combination closing date. The Registration Rights and Lock-Up Agreement also provides for certain “demand” and “piggy-back” registration rights, subject to certain requirements and customary conditions. The Registration Rights and Lock-Up Agreement further provides that the Registration Rights Holders be subject to certain restrictions on transfer of our common stock for 180 days following the Business Combination closing date, subject to certain exceptions. The Registration Rights and Lock-Up Agreement replaced the letter agreement, dated June 6, 2019, pursuant to which the Sponsor and certain of Haymaker’s directors and officers had agreed to, among other things, certain restrictions on the transfer of Haymaker Class A Common Stock (and any securities into which such Haymaker Class A Common Stock is convertible into) for one year following the Business Combination closing date, subject to certain exceptions.

Listing of Securities

Our common stock and Public Warrants on The Nasdaq Global Select Market under the symbols “ARKO” and “ARKOW,” respectively.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to us regarding beneficial ownership of common stock as of December 28, 2020 by:

•	each person known by us to be the beneficial owner of more than 5% of outstanding common stock;

•	each of the our executive officers and directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options, warrants and restricted stock units held by such person or entity were deemed outstanding if such securities are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of December 28, 2020, assuming that the liquidity-event vesting conditions had been satisfied as of such date. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The beneficial ownership of our common stock is based on 124,131,655 shares of our common stock outstanding as of December 28, 2020.

Unless otherwise indicated, we believe that each person named in the table below has sole voting and investment power with respect to all shares of common stock beneficially owned by him.

Name and Address of Beneficial Owner(1)	Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
Greater than 5% Stockholders:
Arie Kotler(2)	20,937,727	16.87%
Morris Willner	14,426,311	11.62%
Haymaker Sponsor II LLC(3)	7,285,834	5.71%
Entities affiliated with Davidson Kempner Capital Management LP(4)	25,273,004	20.27%
Harvest Partners(5)	10,241,940	8.25%
Entities affiliated with MSD Partners, L.P.(6)	8,333,333	6.29%
Vilna Holdings(7)	6,507,763	5.24%
Named Executive Officers and Directors:
Arie Kotler(2)	20,937,727	16.87%
Morris Willner	14,426,311	11.62%
Andrew R. Heyer(3)	7,285,834	5.71%
Steven J. Heyer(3)	7,285,834	5.71%
Michael Gade	—	—
Sherman Edmiston III	—	—
Donald Bassell	—	—
Maury Bricks	—	—
All current directors and executive officers as a group (8 persons)	42,649,872	34.20%

(1)	Unless otherwise noted, the business address of each of these shareholders is c/o ARKO Corp., 8565 Magellan Parkway, Suite 400, Richmond, VA 23227.

(2)

The shares listed as being owned by Arie Kotler include (i) 9,452,636 shares held by KMG Realty LLC and (ii) 473,075 shares held by Yahli Group Ltd., of which Mr. Kotler is the sole shareholder and member and the sole and exclusive beneficiary.

(3)

Haymaker Sponsor II LLC is the record holder of the shares reported herein. Steven J. Heyer and Andrew R. Heyer are the managing members of Haymaker Sponsor II LLC and have voting and investment discretion with respect to the common stock held of record by Haymaker Sponsor II LLC and may be deemed to have shared beneficial ownership of the common stock held directly by Haymaker Sponsor II LLC. The business address of each of Messrs. Heyer and Heyer and Haymaker Sponsor II LLC is c/o 650 Fifth Avenue, Floor 10, New York, NY 10019. Beneficial ownership presented in the table includes 3,550,000 shares of our common stock issuable upon exercise of the Private Warrants.

(4)

Includes 533,333 shares issuable upon exercise of warrants. The shares listed as being owned by Davidson Kempner are held of record by GPM Owner LLC, a Delaware limited liability company (“GPM Owner”), Davidson Kempner Long-Term Distressed Opportunities Fund II LP, a Delaware limited partnership (“Onshore Fund”), Davidson Kempner Long-Term Distressed Opportunities International Master Fund II LP, a Cayman Islands limited partnership (“Offshore Fund”), Davidson Kempner Partners, a New York limited partnership (“DKP”), Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership (“DKIP”) and Davidson Kempner International, Ltd., a British Virgin Islands business company (“DKIL”). Onshore Fund, Offshore Fund, DKP, DKIP and DKIL are collectively referred to as the “DK Funds.” MHD Management Co., a New York limited partnership (“MHD”), is the general partner of DKP and MHD Management Co. GP, L.L.C., a Delaware limited liability company is the general partner of MHD. Davidson Kempner Advisers Inc., a New York corporation, is the general partner of DKIP. Davidson Kempner Long-Term Distressed Opportunities GP II LLC, a Delaware limited liability company, is the general partner of Onshore Fund and Offshore Fund. Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission (“DKCM”) is responsible for the voting and investment decisions of acts as the investment manager to the DK Funds. DKCM acts as investment manager to each of the DK Funds, either directly or by virtue of a sub-advisory agreement with the investment manager of the relevant fund. DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Eric P. Epstein, Avram Z. Friedman, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris and Suzanne K. Gibbons. Anthony A. Yoseloff through DKCM, is responsible for the voting and investment decisions relating to the securities held by DKLDO reported herein. The managing members of GPM Owner are Avram Z. Friedman and Shulamit Leviant. Each of the foregoing disclaims any beneficial ownership of such shares. The address of the principal business office of the DK Funds and GPM Owner is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, NY 10022.

(5)

Consists of 10,241,940 shares of New Parent Common Stock held of record by GPM HP SCF Investor, LLC (“GPM HP SCF”). HP Holding, LLC is the general partner of Harvest Group Holdings, L.P., which is the general partner of Harvest Capital Partners Holdings, L.P., which is the managing member of Harvest Partners Holdings, LLC, which is the general partner of Harvest Associates SCF GP, L.P., which is the general partner of Harvest Associates SCF, L.P., which is the general partner of Harvest Partners Structured Capital Fund, L.P., which is the managing member of GPM HP SCF Member, LLC, which is the managing member of GPM HP SCF (collectively, the “Harvest Entities”). HP Holding, LLC is controlled by its voting members Michael DeFlorio, John Wilkins, Ira Kleinman, Thomas Arenz and Stephen Eisenstein (together, the “Members”). Accordingly, each of the Members and Harvest Entities may be deemed to share beneficial ownership of the securities held of record by GPM HP SCF. Each of them disclaims any such beneficial ownership. The business address of each of the Harvest Entities and the Members is c/o Harvest Partners, LP, 280 Park Avenue, 26th Floor West, New York, NY, 10017.

(6)

Includes 8,333,333 shares issuable upon conversion of the Company’s Series A Preferred Stock. The shares are held of record by MSD Special Investments Fund, L.P., a Delaware limited partnership, MSD SIF Holdings, L.P., a Delaware limited partnership, MSD Credit Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership, MSD Private Credit Opportunity Master Fund 2, L.P., a Cayman Islands exempted limited partnership, Lombard International Life Ltd., a Bermuda corporation, on behalf of its Segregated Account BIGVA005, and MSD SBAFLA Fund, L.P., a Delaware limited partnership (collectively, the “MSD Funds”). MSD Partners, L.P., a Delaware limited partnership (“MSD Partners”), is the investment manager of, and may be deemed to beneficially own the securities beneficially owned by the MSD Funds. MSD Partners (GP), LLC (“MSD GP”) is the general partner of, and may be deemed to beneficially own the securities beneficially owned by, MSD Partners. Each of Brendan P. Rogers, John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own the securities beneficially owned by, MSD GP. Each of Messrs. Rogers, Phelan and Lisker disclaims beneficial ownership of such securities. The address of the principal business office of the MSD Funds is c/o MSD Partners, L.P., 645 Fifth Avenue, 21st Floor, New York, NY 10022.
(7)

Vilna Holdings, a Florida Trust established September 4, 2019 by Mr. Willner over which he does not exercise or share investment control. The address of the principal business office of this stockholder is 1650 Market Street, Suite 2800, Philadelphia, PA 19103, c/o Lester E. Lipschutz, Trustee.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the Selling Stockholders from time to time of up to 4,000,000 shares of common stock. The Selling Stockholders acquired the Private Warrants exercisable for such shares of our common stock concurrently with the IPO.

When we refer to the “Selling Stockholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees or other successors in interest who later come to hold any of the shares of our common stock covered by this prospectus listed in the following table or Private Warrants other than through a public sale, including through a distribution by such Selling Stockholders to their members.

The following table is prepared based on information provided to us by the Selling Stockholders and sets forth, as of the date of this prospectus, the names of the Selling Stockholders, the aggregate number of shares of common stock held by the Selling Stockholders immediately prior to the sale of the shares of common stock in this offering, the number of shares of our common stock that may be sold by the Selling Stockholders under this prospectus and that the Selling Stockholders will beneficially own after this offering. We have based percentage ownership prior to this offering on 124,131,655 shares of our common stock and 4,000,000 Private Warrants, in each case, outstanding as of December 28, 2020. For purposes of the table below, we have assumed that (i) after termination of this offering none of the shares of common stock covered by this prospectus will be beneficially owned by the Selling Stockholders, (ii) none of the Selling Stockholders hold any Public Warrants and (iii) the Selling Stockholders will not acquire beneficial ownership of any additional securities during the offering. In addition, we assume that the Selling Stockholders have not sold, transferred or otherwise disposed of, our securities in transactions exempt from the registration requirements of the Securities Act.

We cannot advise you as to whether the Selling Stockholders will in fact sell any or all of such shares of common stock covered by this prospectus. In addition, the Selling Stockholders may sell, transfer or otherwise dispose of, at any time and from time to time, the common stock covered by this prospectus in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. See “Plan of Distribution.”

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.

	Number of Shares Beneficially Owned Before Sale of All Shares of Common Stock Offered Hereby		Number of Shares of Common Stock to be Sold in the Offering	Number of Shares Beneficially Owned After Sale of All Shares of Common Stock Offered Hereby
Name and Address of Beneficial Owner	Number	%	Number	Number	%
Haymaker Sponsor II LLC(1)	7,285,834	5.71	3,550,000	3,735,834	3.01
Cantor Fitzgerald & Co.(2)	383,333	*	383,333	—	*
Stifel, Nicolaus & Company, Incorporated(3)	535,917	*	66,667	469,250	*

*	indicates less than 1%
(1)

Haymaker Sponsor II LLC is the record holder of the shares reported herein. Steven J. Heyer and Andrew R. Heyer are the managing members of Haymaker Sponsor II LLC and have voting and investment discretion with respect to the common stock held of record by Haymaker Sponsor II LLC and may be deemed to have shared beneficial ownership of the common stock held directly by Haymaker Sponsor II LLC. The business address of each of Messrs. Heyer and Heyer and Haymaker Sponsor II LLC is c/o 650 Fifth Avenue, Floor 10, New York, NY 10019. Beneficial ownership presented in the table includes (i) 3,550,000 shares of common stock issuable upon exercise of Private Warrants and (ii) 3,735,834 shares of common stock.

(2)

Howard W. Lutnick, through indirect beneficial ownership of the general partners of Cantor Fitzgerald & Co., has voting and investment control over the shares. Mr. Lutnick disclaims beneficial ownership of the shares except to the extent of any pecuniary interest therein.

(3)

Stifel, Nicolaus & Company, Incorporated acted as a financial advisor to the Company in connection with the consummation of the Business Combination and received 469,250 shares of common stock as compensation for its services. The amount also includes 66,667 shares of common stock into which Private Warrants purchased by Stifel, Nicolaus & Company, Incorporated in connection with the IPO are exercisable. Stifel Financial Corp., as the sole stockholder of Stifel Nicolaus & Company, Incorporated, may be deemed the beneficial owner of the reported securities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Private Placement

On November 18, 2020, we entered into a subscription agreement (the “Subscription Agreement”) with MSD Special Investments Fund, L.P., MSD SIF Holdings, L.P., MSD Credit Opportunity Master Fund, L.P., MSD Private Credit Opportunity Master Fund 2, L.P., Lombard International Life Ltd., on behalf of its Segregated Account BIGVA005, and MSD SBAFLA Fund, L.P. (collectively, the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors agreed to subscribe for and purchase, and we agreed to issue and sell to such investors, 700,000 shares of our Series A convertible preferred stock, par value $0.0001 per share (the “Series A Convertible Preferred Stock), at a price per share of $100.00, and up to an aggregate of an additional 300,000 shares of Series A Convertible Preferred Stock (the “Additional Preferred Shares”) if, and to the extent, we exercised our right to sell such additional shares (the “PIPE Investment”). The conditions to completing the PIPE Investment under the Subscription Agreement included a condition that all conditions to the closing of the Business Combination shall have been satisfied or waived.

The PIPE Investment closed immediately prior to the Business Combination closing and we exercised our right to sell the Additional Preferred Shares resulting in the purchase by the PIPE Investors of a total of 1,000,000 shares of the Series A Convertible Stock. The shares of Series A Convertible Preferred Stock were issued in reliance on the exemption provided in Section 4(a)(2) of the Securities Act. The PIPE Investors executed joinders and became parties to the Registration Rights and Lock-Up Agreement described below.

GPM Equity Purchase Agreement

Contemporaneously with the execution of the Business Combination Agreement, we, Haymaker, and the GPM Minority Investors (as defined below) entered into the GPM Equity Purchase Agreement, pursuant to which, among other things, on the Business Combination closing date we purchased from GPM Owner, LLC, GPM HP SCF Investor, LLC, ARCC Blocker II LLC, CADC Blocker Corp., Ares Centre Street Partnership, L.P., Ares Private Credit Solutions, L.P., Ares PCS Holdings Inc., Ares ND Credit Strategies Fund LLC, Ares Credit Strategies Insurance Dedicated Fund Series Interests of SALI Multi-Series Fund, L.P., Ares SDL Blocker Holdings LLC, Ares SFERS Credit Strategies Fund LLC, Ares Direct Finance I LP and Ares Capital Corporation (collectively, the “GPM Minority Investors”), all of their (a) direct and indirect membership interests in GPM Investments, LLC (together with all of its subsidiaries, (“GPM”)), including, in the case of GPM Owner, LLC, the purchase of the stock of GPM Holdings, Inc., (b) warrants, options or other rights to purchase or otherwise acquire securities of GPM, equity appreciation rights or profits interests relating to GPM, except as otherwise described below in connection with the exchange of the New Ares Warrants, and (c) obligations, evidences of indebtedness or other securities or interests, but only to the extent convertible or exchange into securities described in clauses (a) or (b), including their respective membership interests (the “Equity Securities”). In exchange for the Equity Securities, the GPM Minority Investors received approximately 33,772,660 shares of our common stock.

Voting Letter Agreement

In connection with the transactions contemplated by the Business Combination Agreement, Arie Kotler, Morris Willner, WRDC Enterprises and Vilna Holdings entered into a letter agreement (the “Voting Letter Agreement”). Pursuant to the Voting Letter Agreement, until the seventh anniversary of the Business Combination’s closing, each of Mr. Willner and Vilna Holdings (each, a “Willner Party”) will vote, or cause to be voted, all shares of our common stock owned beneficially or of record, whether directly or indirectly, by such Willner Party or any of its affiliates, or over which such Willner Party or any of its affiliates maintains or has voting control, directly or indirectly, at any annual or special meeting of our stockholders, in favor of Arie Kotler if he is a nominee for election to our Board.

Registration Rights

Upon the closing of the Business Combination, we entered into a Registration Rights and Lock-Up Agreement with certain parties, including the Sponsor, GPM, the PIPE Investors, Vilna Holdings, Andrew Heyer, Steven Heyer, Arie Kotler and Morris Willner. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, we are obligated to file a registration statement to register the resale of certain of our securities held by the Holders (as defined in the Registration Rights and Lock-Up Agreement). The Registration Rights and Lock-Up Agreement also provides for certain “demand” and “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights and Lock-Up Agreement further provides that the Holders are subject to certain restrictions on transfer of our common stock for 180 days following the closing of the Business Combination, subject to certain exceptions and waivers granted by us. The Registration Rights and Lock-Up Agreement replaces the letter agreement, dated June 6, 2019, pursuant to which the initial stockholder of Haymaker and its directors and officers had agreed to, among other things, certain restrictions on the transfer of shares of Haymaker Class A common stock issued as part of the units sold in its IPO (and any securities into which such Haymaker Class A Common Stock is convertible into) for one year following the closing of the Business Combination, subject to certain exceptions.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, we entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) with the Sponsor, and for purposes of Section 6 and Section 12 thereof, Andrew R. Heyer and Steven J. Heyer, pursuant to which, among other things, the Sponsor, Andrew R. Heyer and Steven J. Heyer (each, a “Specified Holder”) have agreed to vote, or cause to be voted, all shares of our common stock owned beneficially or of record, whether directly or indirectly, by such Specified Holder or any of its affiliates, or over which such Specified Holder or any of its affiliates maintains or has voting control, directly or indirectly, in favor of Arie Kotler if he is a nominee for election to our Board from the Business Combination closing date for a period of up to seven years following of such date, subject to certain exceptions.

In connection with the Business Combination pursuant to the Sponsor Support Agreement, (i) the Sponsor automatically forfeited 1,000,000 shares of our common stock and 2,000,000 Private Warrants, and such shares and warrants will be cancelled and no longer outstanding and (ii) 4,200,000 shares of our common stock that would otherwise be issuable to the Sponsor will be deferred (subject to certain triggering events).

Indemnification Agreements

On the Business Combination closing date, we entered into indemnification agreements with each of its directors and executive officers. Each indemnification agreement provides for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to us or, at our request, service to other entities, as officers or directors to the maximum extent permitted by applicable law.

For more information regarding these indemnification arrangements, see the section entitled “Management—Limitation on Liability and Indemnification of Directors and Officers.” We believe that these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Related Party Transaction Policy

Upon the closing of the Business Combination, we established a new audit committee and adopted a new related party transaction policy. Our related party transaction policy provides that officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with us without the prior consent of the audit committee, or other independent members of the Board in the event it is inappropriate for the audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to the audit committee for review, consideration, and approval. In approving or rejecting the proposed transactions, the audit committee will take into account all of the relevant facts and circumstances available.

All of the transactions described in this section were entered into prior to the adoption of this policy.

Related Party Transactions with Respect to Haymaker

Founder Shares

On March 15, 2019, Haymaker issued an aggregate of 8,625,000 Founder Shares to the Sponsor for an aggregate purchase price of $25,000. On June 6, 2019, Haymaker effected a 1.16666667 for 1 stock dividend for each share of Class B common stock outstanding, resulting in the Sponsor holding an aggregate of 10,062,500 Founder Shares (up to 1,312,500 shares of which were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option was exercised). The Sponsor forfeited, as the result of the partial exercise of the over-allotment option of the underwriter, 62,500 of these Founder Shares, resulting in the Sponsor holding 10,000,000 Founder Shares, which was 20% of Haymaker’s issued and outstanding shares. The Founder Shares automatically converted into Haymaker Class A Common Stock upon the consummation of the Business Combination on a one-for-one basis, and each of such shares were automatically converted into and exchanged for one validly issued, fully paid and nonassessable share of our common stock.

Pursuant to a letter agreement executed on the date of the IPO, The Sponsor agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. Pursuant to such letter agreement, the Sponsor, officers and directors of Haymaker agreed to vote any Founder Shares held by them and any shares of Haymaker Class A Common Stock purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination.

Pursuant to the Sponsor Support Agreement, the Sponsor agreed, among other things, that, at the closing of the Business Combination, Sponsor’s 10.0 million shares of Haymaker’s Class B common stock be converted into 6.0 million shares of our common stock (1.0 million of such shares shall be forfeited) and 4.0 million deferred shares of our common stock which shall be issuable contingent upon our common stock share price exceeding certain thresholds (collectively “Sponsor Promote Shares”).

Private Placement Warrants

In connection with the IPO, the Sponsor, Cantor and Stifel purchased an aggregate of 6,000,000 Private Warrants at a price of $1.50 per warrant ($9,000,000 in the aggregate) in a private placement that closed simultaneously with the closing of the IPO. Following the Business Combination, each of the Private Warrants exercisable for one share of Haymaker Class A Common Stock at an exercise price of $11.50 per share, in accordance with its terms became exercisable for one share of our common stock.

The Private Warrants may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. Additionally, for so long as the Private Warrants are held by Cantor, Stifel or their designees or affiliates, they may not be exercised after five years June 6, 2019.

Pursuant to the Sponsor Support Agreement, the Sponsor agreed, among other things, to forfeit 2,000,000 Private Warrants.

Termination Fee Letter Agreement

On September 8, 2020, Haymaker and the Sponsor entered into a letter agreement related to the Company Termination Fee (the “Termination Fee Letter Agreement”). In the event of any payment of the Company Termination Fee under the Business Combination Agreement to Haymaker, Haymaker would allocate any such amounts as follows (and with the following priority): (i) to pay the expenses of Haymaker incurred in connection with the proposed Business Combination; (ii) to purchase from the Sponsor the Private Warrants that the Sponsor purchased in connection with the IPO; (iii) to reimburse Haymaker for its expenses in connection with the Proposed Transaction or any other potential business combinations; (iv) to pay $25,000 to the Sponsor; and (v) to pay any taxes applicable to Haymaker. Under the Termination Fee Letter, Haymaker would have caused the amount of the applicable Company Termination Fee remaining after such payments to be paid to its public stockholders at the time of Haymaker’s liquidation on a pro rata basis based on the number of shares of Haymaker Class A Common Stock held by such public stockholders.

Administrative Services Agreement

We agreed to reimburse an affiliate of our Sponsor up to $20,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Business Combination, we ceased paying these monthly reimbursements. During calendar year 2020, we incurred and paid $240,000 of expenses.

Related Party Policy

Prior to the consummation of the IPO, Haymaker adopted a code of ethics requiring it to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by the Board (or the appropriate committee of the board) or as disclosed in public filings with the SEC. Under the code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving Haymaker.

In addition, Haymaker’s audit committee, pursuant to a written charter that it adopted, was responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present was required in order to approve a related party transaction. A majority of the members of the entire audit committee constitutes a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee was required to approve a related party transaction. Haymaker also required each of Haymaker’s directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Related Party Transactions with Respect to Arko Holdings

Arko Management Services

On November 1, 2005, Arko Holdings entered into an ongoing service agreement (as amended, the “Arko Management Services Agreement”) with KMG, an entity wholly owned and controlled by Arie Kotler, our Chairman, President and Chief Executive Officer, pursuant to which KMG, through Mr. Kotler, provided services to Arko Holdings as Chairman of the board of directors. Under the Arko Management Services Agreement, KMG was entitled to a monthly management fee of approximately $5,000, linked to the Consumer Price Index, and to a reimbursement for reasonable expenses incurred by KMG in connection with the provision of management services.

During 2020, KMG received a total of approximately $51,900 from Arko Holdings related to Mr. Kotler’s services as Chairman of the board of directors. The Arko Management Services Agreement ended on October 31, 2020.

GPM Management Services

On December 1, 2016, GPM entered into an Amended and Restated Management Services Agreement (as amended from time to time, the “GPM Management Services Agreement”) with KMG, pursuant to which KMG designated Mr. Kotler to provide general management and advisory services to GPM from January 1, 2017 through December 31, 2019. Under this agreement, KMG was entitled to a management fee in the amount of $60,000 per month. In addition, KMG was entitled to receive an annual bonus in accordance with GPM’s Corporate Incentive Plan (described under “GPM Executive Compensation Program – Bonuses”). The annual bonus to which KMG was entitled could not exceed six monthly management fee payments.

On January 1, 2020, GPM and KMG entered into a Second Amended and Restated Management Services Agreement which extended the term of the GPM Management Services Agreement from January 1, 2020 through December 31, 2022 and increased the management fee to $90,000 per month. In addition, a portion of bonus equal to four monthly management fees is payable subject to increases in Arko Holdings’ share price. Upon the closing of the Business Combination, the GPM Management Services Agreement was terminated and KMG is entitled to receive $540,000, the bonus payable for the full fiscal 2020 period.

Profits Participation Agreement

In December 2016, the members of GPM and KMG entered into a Partner Profits Participation Agreement (as amended from time to time, the “Profits Participation Agreement”) which entitled KMG to an annual net profit participation amount for the years 2017 through 2019 calculated as the lower of (i) 3% of GPM’s annual net profit, based on GPM’s US GAAP consolidated financial statements for years ended December 31, 2017, 2018 and 2019, or (ii) $280,000. In December 2019, the members of GPM and KMG entered into an Amended and Restated Partner Profits Participation Agreement, which entitled KMG to an annual net profit participation amount for the years 2020 through 2022 calculated as the higher of (i) 5% of GPM’s annual net profits for such calendar year based on GPM’s US GAAP consolidated financial statements after adjustments as defined below, or (ii) 5% of the positive difference (if any) between the adjusted EBITDA (as defined in Profits Participation Agreement) for such alendar year and the adjusted EBITDA for the prior calendar year, up to an annual maximum amount of $400,000. At the request of KMG, at the end of the first, second and third quarters of each calendar year, GPM will pay an advance on the annual net profit participation amount in an amount of 25% of the $400,000, subject to GPM’s commitment to offset any excess amounts from future amounts to which it will be entitled. Based on GPM’s performance in 2019, KMG was not entitled to an annual profit participation for 2019. KMG received $210,000 in advances for 2019, which will be offset against future payments by GPM. The Profits Participation Agreement terminated upon the termination of the GPM Management Services Agreement and KMG is entitled to receive $400,000 (which includes the $210,000 received in advance in 2019), accrued unpaid annual net profit participation amounts for 2020.

Policies and Procedures for Related Party Transactions

Pursuant to Arko Holdings’ written policy, GPM’s compliance officer notified Arko Holdings’ compliance officer if GPM is to engage with a related party or make any payment not previously disclosed to a related party, so that Arko’s compliance officer could verify that any engagement takes place only after or subject to receipt of the necessary approvals according to applicable law. Under Israeli law the required approvals vary from board approval only, audit committee and board approval, and in some cases, shareholder approval is also required (in some cases by a super majority). No new transaction will be carried out with a related party without prior written notice to Arko’s compliance officer.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock. This discussion is limited to certain U.S. federal income tax considerations to beneficial owners of our common stock who are initial purchasers of such common stock pursuant to this offering and hold the common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes that any distributions made by us on our common stock and any consideration received by a holder in consideration for the sale or other disposition of our common stock will be in U.S. dollars.

This summary is based upon U.S. federal income tax laws as of the date of this prospectus, which is subject to change or differing interpretations, possibly with retroactive effect. This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain net investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including but not limited to:

•	financial institutions or financial services entities;

•	broker-dealers;

•	governments or agencies or instrumentalities thereof;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more (by vote or value) of our shares;

•	persons that acquired our common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	insurance companies;

•	dealers or traders subject to a mark-to-market method of accounting with respect to our common stock;

•	persons holding our common stock as part of a “straddle,” constructive sale, hedge, conversion or other integrated or similar transaction;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such partnerships;

•	tax-exempt entities;

•	controlled foreign corporations; and

•	passive foreign investment companies.

If a partnership (including an entity or arrangement treated as a partnership or other pass-thru entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership holding our common stock, you are urged to consult your tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our common stock.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not expect to seek, a ruling from the U.S. Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our common stock who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

Taxation of Distributions. If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. holders of shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below.

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock. Upon a sale or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock so disposed of exceeds one year. Long-term capital gains recognized by non- corporate U.S. holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its common stock so disposed of. A U.S. holder’s adjusted tax basis in its common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions treated as a return of capital.

Information Reporting and Backup Withholding. In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our common stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” As used herein, the term “Non-U.S. holder” means a beneficial owner of our common stock who or that is for U.S. federal income tax purposes:

•	a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);

•	a foreign corporation; or

•	an estate or trust that is not a U.S. holder;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of the disposition of our common stock. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership or sale or other disposition of our common stock.

Taxation of Distributions. In general, any distributions we make to a Non-U.S. holder of shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described under “Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below. In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see “Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below), we generally will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

The withholding tax generally does not apply to dividends paid to a Non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock. A Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the conduct by the Non-U.S. holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our common stock. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” imposed at a 30% rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of our common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our common stock from such holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding. Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of shares of common stock. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United

States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes. Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends on our common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the effects of FATCA on their investment in our common stock.

PLAN OF DISTRIBUTION

We are registering the issuance by us of up to 13,333,333 shares of common stock that are issuable upon the exercise of the Public Warrants by the holders thereof and up to 4,000,000 shares of our common stock issuable upon exercise of 4,000,000 Private Warrants. We are also registering the offer and sale, from time to time, by the Selling Stockholders of up to 4,000,000 shares of common stock that may be issued upon exercise of the Private Warrants.

We will not receive any of the proceeds from the sale of the securities by the Selling Stockholders. We will receive proceeds from Warrants exercised in the event that such Warrants are exercised for cash.

Once issued and upon effectiveness of the registration statement of which this prospectus forms a part, the securities beneficially owned by the Selling Stockholders covered by this prospectus may be offered and sold from time to time by the Selling Stockholders. The term “Selling Stockholders” includes the pledgees, donees, transferees or other successors in interest selling securities received after the date of this prospectus from the Selling Stockholders as a gift, pledge, partnership distribution or other transfer. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Stockholders reserve the right to accept and, together with their respective agents, to reject, any proposed purchase of securities to be made directly or through agents. The Selling Stockholders and any permitted transferees may sell their securities offered by this prospectus on any stock exchange, market or trading facility on which the securities are traded or in private transactions.

Subject to the limitations set forth in any applicable registration rights agreement or other agreement with us, the Selling Stockholders may use any one or more of the following methods when selling the securities offered by this prospectus:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the applicable exchange;

•	settlement of short sales entered into after the date of this prospectus;

•	agreements with broker-dealers to sell a specified number of the securities at a stipulated price per share;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through a combination of any of the above methods of sale; or

•	any other method permitted pursuant to applicable law.

In addition, a Selling Stockholder that is an entity may elect to make an in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

The Selling Stockholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by the Selling Stockholders that a donee, pledgee, transferee, other successor-in-interest intends to sell our securities, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a Selling Stockholder.

To the extent required, the shares of our common stock to be sold, the name of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In connection with the sale of shares of our common stock, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of our common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these shares. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In offering the securities covered by this prospectus, the Selling Stockholders and any underwriters, broker-dealers or agents who execute sales for the Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any discounts, commissions, concessions or profit they earn on any resale of those securities may be underwriting discounts and commissions under the Securities Act.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their respective affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

A holder of Warrants may exercise its Warrants in accordance with the Warrant Agreement on or before the expiration date set forth therein by surrendering, at the office of the warrant agent, Continental Stock Transfer & Trust Company, the certificate evidencing such Warrant, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the Warrant, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant Agreement.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Greenberg Traurig, LLP.

EXPERTS

The audited consolidated financial statements of Arko Holdings Ltd. included in this prospectus and elsewhere in the registration statement, have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, upon the authority of such firm as experts in accounting and auditing.

The audited consolidated financial statements of Empire Petroleum Partners, LLC included in this prospectus and elsewhere in the registration statement, have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accounting firm, upon the authority of such firm as experts in accounting and auditing.

The audited financial statements of Haymaker as of December 31, 2019 and for the period from February 13, 2019 (inception) through December 31, 2019, included in this prospectus, have been so included in reliance upon the report of Marcum, LLP, independent registered public accounting firm, upon the authority of such firm as experts in accounting and auditing.

CHANGE IN AUDITOR

We engaged Grant Thornton LLP (“Grant Thornton”) on December 29, 2020 to serve as our independent registered public accounting firm to audit our consolidated financial statements for the year ended December 31, 2020. Grant Thornton served as the independent registered public accounting firm of Arko Holdings prior to the Business Combination. Accordingly, Marcum LLP (“Marcum”), Haymaker’s independent registered public accounting firm prior to the Business Combination, was dismissed as of December 22, 2020, upon the closing of the Business Combination, as recommended by the audit committee of Arko.

Marcum served as the independent registered public accounting firm for Haymaker since March 2019. Marcum’s report on Haymaker’s financial statements for the for the period from February 13, 2019 (inception) through December 31, 2019 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles, except for an explanatory paragraph as to the Company’s ability to continue as a going concern. During the period of Marcum’s engagement and the subsequent interim period preceding Marcum’s dismissal, there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused it to make a reference to the subject matter of the disagreement in connection with its reports covering such periods. In addition, no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, occurred within the period of Marcum’s engagement and the subsequent interim period preceding Marcum’s dismissal.

We provided Marcum with a copy of the foregoing disclosures and requested that Marcum furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us set forth above. A copy of Marcum’s letter, dated December 30, 2020, is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read our SEC filings, including this prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

Our website address is www.arkocorp.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4, and 5 and Schedules 13D with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

INDEX TO CONSOLIDATED FINANCIAL INFORMATION

Unaudited Condensed Consolidated Financial Statements for Arko Holdings Ltd.
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019	F-3
Unaudited Condensed Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2020 and 2019	F-4
Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the Three and Nine Months Ended September 30, 2020 and 2019	F-5
Unaudited Condensed Consolidated Statements of Changes in Equity for Three and Nine Months Ended September 30, 2020 and 2019	F-6
Unaudited Condensed Consolidated Statements of Cash Flow for the Nine Months Ended September 30, 2020 and 2019	F-7
Notes to Unaudited Condensed Consolidated Financial Statements	F-9

Audited Consolidated Financial Statements for Arko Holdings Ltd.
Report of Independent Registered Public Accounting Firm	F-35
Consolidated Balance Sheets as of December 31, 2019 and 2018	F-36
Consolidated Statements of Operations for the Years Ended December 31, 2019, 2018 and 2017	F-37
Consolidated Statements of Comprehensive (Loss) Income for the Years Ended December 31, 2019, 2018 and 2017	F-38
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2019, 2018 and 2017	F-39
Consolidated Statements of Cash Flows for the December 31, 2019, 2018 and 2017	F-40
Notes to Consolidated Financial Statements	F-43

Schedule I — Condensed Financial Statements of Arko Holdings Ltd. (Parent Company Only)
Condensed Balance Sheets as of December 31, 2019 and 2018	F-122
Condensed Statements of Operations for the Years Ended December 31, 2019, 2018 and 2017	F-123
Condensed Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2019, 2018 and 2017	F-124
Condensed Statements of Cash Flows for the Years Ended December 31, 2019, 2018 and 2017	F-125
Notes to Condensed Financial Statements	F-128

Unaudited Condensed Financial Statements for Haymaker Acquisition Corp. II
Unaudited Condensed Balance Sheets as of September 30, 2020 and December 31, 2019	F-129

Unaudited Condensed Statements of Operations for the Three Months Ended September 30, 2020 and 2019 and for the Nine Months Ended September 30, 2020 and for the period from February 13, 2019 (inception) through September 30, 2019

F-130

Unaudited Condensed Statements of Changes in Stockholders’ Equity for the Three and Nine Months Ended September 30, 2020 and for the Three Months Ended September 30, 2019 and for the period from February 13, 2019 (inception) through September 30, 2019

F-131
Unaudited Condensed Statements of Cash Flows for the Nine Months Ended September 30, 2020 and for the period from February 13, 2019 (inception) through September 30, 2019	F-133
Notes to Condensed Financial Statements	F-134

Audited Financial Statements for Haymaker Acquisition Corp. II
Report of Independent Registered Public Accounting Firm	F-150
Balance Sheet as of December 31, 2019	F-151
Statement of Operation for the Period from February 13, 2019 (inception) through December 31, 2019	F-152
Statement of Changes in Stockholders’ Equity for the Period from February 13, 2019 (inception) through December 31, 2019	F-153
Statement of Cash Flows for the Period from February 13, 2019 (inception) through December 31, 2019	F-154
Notes to Financial Statements	F-155

Arko Holdings Ltd.

Unaudited condensed consolidated balance sheets

(in thousands)

As of	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$165,785	$32,117
Restricted cash with respect to the Company’s bonds	648	4,260
Restricted cash	13,950	14,423
Trade receivables, net	21,376	23,190
Inventory	146,164	157,752
Other current assets	71,892	58,369

Total current assets	419,815	290,111
Non-current assets:
Property and equipment, net	364,463	367,151
Right-of-use assets under operating leases	760,346	793,086
Right-of-use assets under financing leases, net	170,024	180,557
Goodwill	133,952	133,952
Intangible assets, net	18,770	24,971
Restricted investments	31,825	31,825
Non-current restricted cash with respect to the Company’s bonds	1,498	1,963
Equity investment	3,345	3,770
Other non-current assets	14,934	19,979

Total assets	$1,918,972	$1,847,365

Liabilities
Current liabilities:
Lines of credit	$—	$82,824
Long-term debt, current portion	17,655	19,131
Accounts payable	126,449	128,828
Other current liabilities	85,131	67,519
Operating leases, current portion	36,164	34,303
Financing leases, current portion	7,254	7,876

Total current liabilities	272,653	340,481
Non-current liabilities:
Long-term debt, net	318,667	218,680
Asset retirement obligation	37,683	36,864
Operating leases	788,569	816,558
Financing leases	197,964	202,470
Deferred tax liability	3,936	1,041
Other non-current liabilities	43,157	36,381

Total liabilities	1,662,629	1,652,475

Commitment and contingencies
Shareholders’ equity:
Common stock (NIS 0.01 par value) — authorized: 5,135,153; issued and outstanding: 828,389 and 760,339 shares, respectively	2,930	2,735
Additional paid-in capital	112,831	101,957
Accumulated other comprehensive income	4,918	4,444
Accumulated deficit	(22,236)	(43,363)

Total shareholders’ equity	98,443	65,773
Non-controlling interest	157,900	129,117

Total equity	256,343	194,890

Total liabilities and equity	$1,918,972	$1,847,365

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Arko Holdings Ltd.

Unaudited condensed consolidated statements of operations

(in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenues:
Fuel revenue	$539,938	$721,645	$1,510,491	$2,041,167
Merchandise revenue	403,665	370,267	1,119,041	1,038,305
Other revenues, net	16,475	12,383	44,701	37,223

Total revenues	960,078	1,104,295	2,674,233	3,116,695
Operating expenses:
Fuel costs	462,373	658,244	1,279,067	1,872,749
Merchandise costs	290,856	269,985	814,524	755,540
Store operating expenses	131,780	129,599	386,633	377,618
General and administrative expenses	25,403	16,967	64,823	51,079
Depreciation and amortization	16,171	15,582	50,056	46,284

Total operating expenses	926,583	1,090,377	2,595,103	3,103,270
Other expenses, net	1,381	2,354	7,290	4,766

Operating income	32,114	11,564	71,840	8,659
Interest and other financial income	239	343	980	1,025
Interest and other financial expenses	(10,500)	(11,302)	(30,405)	(33,640)

Income (loss) before income taxes	21,853	605	42,415	(23,956)
Income tax expense	(4,672)	(5,527)	(5,171)	(2,838)
Loss from equity investment	(24)	(92)	(435)	(398)

Net income (loss)	$17,157	$(5,014)	$36,809	$(27,192)

Less: Net income (loss) attributable to non-controlling interests	7,469	1,726	15,682	(1,233)

Net income (loss) attributable to Arko Holdings Ltd.	$9,688	$(6,740)	$21,127	$(25,959)

Net earnings (loss) per share — basic and diluted	$0.01	$(0.01)	$0.03	$(0.03)
Weighted average shares outstanding:
Basic and diluted	828,196	774,068	803,027	773,696

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Arko Holdings Ltd.

Unaudited condensed consolidated statements of comprehensive income (loss)

(in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Net income (loss)	$17,157	$(5,014)	$36,809	$(27,192)
Other comprehensive income:
Foreign currency translation adjustments	479	1,338	474	4,089

Total other comprehensive income	479	1,338	474	4,089

Comprehensive income (loss)	$17,636	$(3,676)	$37,283	$(23,103)

Less: Comprehensive income (loss) attributable to non-controlling interests.	7,469	1,726	15,682	(1,233)

Comprehensive income (loss) attributable to Arko Holdings Ltd.	$10,167	$(5,402)	$21,601	$(21,870)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Arko Holdings Ltd.

Unaudited condensed consolidated statements of changes in equity

(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Equity	Non- Controlling Interests	Total Equity
	Shares	Amount
Balance at July 1, 2020	828,121	$2,929	$112,592	$(31,924)	$4,439	$88,036	$152,790	$240,826

Share-based compensation	—	—	132	—	—	132	—	132
Conversion of convertible bonds	268	1	107	—	—	108	—	108
Distributions to non-controlling interests	—	—	—	—	—	—	(2,359)	(2,359)
Other comprehensive income	—	—	—	—	479	479	—	479
Net income	—	—	—	9,688	—	9,688	7,469	17,157

Balance at September 30, 2020	828,389	$2,930	$112,831	$(22,236)	$4,918	$98,443	$157,900	$256,343

Balance at July 1, 2019	760,299	$2,735	$92,188	$(19,043)	$2,675	$78,555	$129,734	$208,289

Share-based compensation	—	—	123	—	—	123	—	123
Conversion of convertible bonds	24	—	9	—	—	9	—	9
Distributions to non-controlling interests	—	—	—	—	—	—	(2,211)	(2,211)
Other comprehensive income	—	—	—	—	1,338	1,338	—	1,338
Net (loss) income	—	—	—	(6,740)	—	(6,740)	1,726	(5,014)

Balance at September 30, 2019	760,323	$2,735	$92,320	$(25,783)	$4,013	$73,285	$129,249	$202,534

Balance at January 1, 2020	760,339	$2,735	$101,957	$(43,363)	$4,444	$65,773	$129,117	$194,890

Share-based compensation	—	—	387	—	—	387	—	387
Vesting and exercise of restricted share units	1,018	4	(4)	—	—	—	—	—
Conversion of convertible bonds	333	1	133	—	—	134	—	134
Issuance of rights	66,699	190	11,135	—	—	11,325	—	11,325
Transactions with non-controlling interests	—	—	(777)	—	—	(777)	20,194	19,417
Distributions to non-controlling interests	—	—	—	—	—	—	(7,093)	(7,093)
Other comprehensive income	—	—	—	—	474	474	—	474
Net income	—	—	—	21,127	—	21,127	15,682	36,809

Balance at September 30, 2020	828,389	$2,930	$112,831	$(22,236)	$4,918	$98,443	$157,900	$256,343

Balance at January 1, 2019	759,313	$2,732	$91,876	$(5,135)	$(76)	$89,397	$134,772	$224,169

Cumulative effect of adoption of new accounting standard	—	—	—	5,311	—	5,311	2,289	7,600

Balance at January 1, 2019 after adjustments	759,313	$2,732	$91,876	$176	$(76)	$94,708	$137,061	$231,769

Share-based compensation	—	—	354	—	—	354	—	354
Vesting and exercise of restricted share units	986	3	(3)	—	—	—	—	—
Conversion of convertible bonds	24	—	9	—	—	9	—	9
Transactions with non-controlling interests	—	—	84	—	—	84	(84)	—
Distributions to non-controlling interests	—	—	—	—	—	—	(6,495)	(6,495)
Other comprehensive income	—	—	—	—	4,089	4,089	—	4,089
Net loss	—	—	—	(25,959)	—	(25,959)	(1,233)	(27,192)

Balance at September 30, 2019	760,323	$2,735	$92,320	$(25,783)	$4,013	$73,285	$129,249	$202,534

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Arko Holdings Ltd.

Unaudited condensed consolidated statements of cash flows

(in thousands)

	Nine months ended September 30,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$36,809	$(27,192)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	50,056	46,284
Deferred income taxes	2,986	1,030
Gain on bargain purchase	—	(406)
Loss on disposal of assets and impairment charges	5,565	2,430
Foreign currency loss	436	9,174
Amortization of deferred financing costs, debt discount and premium	2,431	1,340
Amortization of fuel and other vendor agreements	(5,998)	(6,695)
Accretion of asset retirement obligation	1,010	1,160
Non-cash rent	5,175	5,693
Charges to allowance for doubtful accounts, net	74	74
Loss from equity investment	435	398
Share-based compensation	387	354
Other operating activities, net	(496)	—

Changes in assets and liabilities:
Decrease (increase) in trade receivables	1,740	(6,325)
Decrease (increase) in inventory	11,588	(1,319)
Increase in other assets	(6,647)	(3,385)
(Decrease) increase in accounts payable	(2,372)	17,072
Increase in other current liabilities	17,058	11,065
Decrease in asset retirement obligation	(159)	(373)
Increase (decrease) in non-current liabilities	6,420	(66)

Net cash provided by operating activities	$126,498	$50,313

Cash flows from investing activities:
Purchase of property and equipment	$(28,753)	$(29,229)
Purchase of intangible assets	(30)	—
Proceeds from sale of property and equipment	438	3,059
Business acquisitions, net of cash	(320)	(2,825)
Loans to equity investment	(189)	(174)

Net cash used in investing activities	$(28,854)	$(29,169)

Cash flows from financing activities:
Lines of credit, net	$(83,063)	$(6,815)
Repayment of related-party loans	(4,517)	—
Buyback of long-term debt	(1,995)	—
Receipt of long-term debt, net	159,507	32,964
Repayment of debt	(56,161)	(15,606)
Principal payments on financing leases	(6,143)	(6,634)
Proceeds from issuance of rights, net	11,332	—
Investment of non-controlling interest in subsidiary	19,325	—
Payment of Provision — Pension Fund	—	(17,500)
Distributions to non-controlling interests	(7,093)	(6,487)

Net cash provided by (used in) financing activities	$31,192	$(20,078)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Arko Holdings Ltd.

Unaudited condensed consolidated statements of cash flows (cont’d)

(in thousands)

	Nine months ended September 30,
	2020	2019
Effect of exchange rates on cash and cash equivalents and restricted cash	282	1,197
Net increase in cash and cash equivalents and restricted cash	128,836	1,066
Cash and cash equivalents and restricted cash, beginning of period	52,763	49,550

Cash and cash equivalents and restricted cash, end of period	$181,881	$51,813

Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents, beginning of period	$32,117	$29,891
Restricted cash, beginning of period	14,423	13,749
Restricted cash with respect to the Company’s bonds, beginning of period	6,223	5,910

Cash and cash equivalents and restricted cash, beginning of period	$52,763	$49,550

Cash and cash equivalents, end of period	$165,785	$38,179
Restricted cash, end of period	13,950	11,059
Restricted cash with respect to the Company’s bonds, end of period	2,146	2,575

Cash and cash equivalents and restricted cash, end of period	$181,881	$51,813

Supplementary cash flow information:
Cash received for interest	$887	$804
Cash paid for interest	27,040	21,791
Cash received for taxes	864	2,005
Cash paid for taxes	708	1,224
Supplementary noncash activities:
Prepaid insurance premiums financed through notes payable	$5,034	$2,941
Purchases of equipment included in accounts payable and accrued expenses	5,471	4,386
Purchase of property and equipment under operating leases	4,057	10,198
Disposals of leases of property and equipment	3,831	1,579
Receipt of related-party receivable payment offset by related-party loan payments	7,133	—
Payment to the pension fund by use of funds held in the indemnification escrow account	—	(1,500)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Arko Holdings Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	General

Arko Holdings Ltd. (the “Company”) is a public company incorporated in Israel, whose securities are listed for trading on the Tel Aviv Stock Exchange Ltd.

As of September 30, 2020, the main activity of the Company was its holding, through fully owned and controlled subsidiaries, of controlling rights in GPM Investments, LLC (“GPM” and in the notes below including subsidiaries wholly owned and controlled by it). GPM is a Delaware limited liability company formed on June 12, 2002 and is engaged directly and through fully owned and controlled subsidiaries (directly or indirectly) in retail activity which includes the operations of a chain of convenience stores, most of which include adjacent gas stations, and in wholesale activity which includes the supply of fuel to gas stations operated by third parties. The “Group” refers to the Company and its subsidiaries and its affiliates.

Following the consummation on October 6, 2020 of the Empire Acquisition described in Note 3 below, which included the purchase of a wholesale business of supplying fuel to 1,453 gas stations and 84 self-operated convenience stores and gas stations, GPM’s activity included the self-operation of approximately 1,330 sites and the supply of fuel to approximately 1,590 gas stations operated by external operators (dealers), all in 33 states and the District of Columbia in the Mid-Atlantic, Midwestern, Northeastern, Southeastern and Southwestern United States (“US”).

The Group has three reporting segments: retail, wholesale and GPMP. Refer to Note 11 below for further information with respect to segments.

2.	Summary of Significant Accounting Policies

Basis for Presentation

All significant intercompany balances and transactions have been eliminated in the accompanying condensed consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements as of September 30, 2020 and for the nine and three months periods ended September 30, 2020 and 2019 (“interim financial statements”) are unaudited and have been prepared in accordance with U.S. GAAP for interim financial information and Regulation S-X set forth by the Securities and Exchange Commission for interim reporting. In the opinion of management, all adjustments (consisting of normal and recurring adjustments except those otherwise described herein) considered necessary for a fair presentation have been included in the accompanying interim financial statements. However, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Therefore, the interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes of the Company for the year ended December 31, 2019.

The same significant accounting policies, presentation and methods of computation have been followed in these interim financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2019 (the “annual financial statements”).

Accounting Periods

The Company’s fiscal periods end on the last day of the month, and its fiscal year ends on December 31. This results in the Company experiencing fluctuations in current assets and current liabilities due to purchasing and payment patterns which change based upon the day of the week. As a result, working capital can change from period to period not only due to seasonality and changing business operations, but also due to a change in the day of the week in which each period ends. The Group earns a disproportionate amount of its annual operating income in the second and third quarters as a result of the climate and seasonal buying patterns of its customers. Inclement weather, especially in the Midwest and Northeast regions of the US during the winter months, can negatively impact financial results.

Use of Estimates

In the preparation of interim financial statements, management may make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equity Investment

In September 2020, the Company’s equity investment, Ligad Investments and Construction Ltd. (“Ligad”), entered into an agreement with a third party for the lease of the properties held by it for a period of three years beginning March 1, 2021, in consideration of a fixed lease payment of New Israeli Shekel (“NIS”) 1.2 million (approximately $0.35 million) per year. At the same time, Ligad entered into an option agreement, exercisable until September 2022, for the sale of its properties to a third party who is not the tenant in consideration for NIS 26.5 million (approximately $7.7 million) plus VAT, from which the lease payments that Ligad will receive will be deducted.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to the customers. This requires the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. Control is transferred to the customer over time if the customer simultaneously receives and consumes the benefits provided by the Group’s performance. If a performance obligation is not satisfied over time, the Group satisfies the performance obligation at a point in time.

Revenue is recognized in an amount that reflects the consideration the Group expects to be entitled to in exchange for goods or services.

When the Group satisfies a performance obligation by transferring control of goods or services to the customer, revenue is recognized against contract assets in the amount of consideration for which the Group is entitled. When the consideration amount received from the customer exceeds the amounts recognized as revenue, the Company recognizes a contract liability for the excess.

The Group evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or a net basis. In performing this analysis, the Group considers first whether it controls the goods before they are transferred to the customers and if it has the ability to direct the use of the goods or obtain benefits from them. The Group also considers the following indicators: (1) the primary obligor, (2) the latitude in establishing prices and selecting suppliers, and (3) the inventory risk borne by the Group before and after the goods have been transferred to the customer. When the Group acts as principal, revenue is recorded on a gross basis. When the Group acts as agent, revenue is recorded on a net basis.

Fuel revenue and fuel costs included fuel taxes of $131.6 million, $134.3 million, $348.7 million and $372.5 million for the three and nine months ended September 30, 2020 and 2019, respectively.

GPM’s customer loyalty program provides GPM’s customers rights to purchase products at a lower price or at no cost in future periods. The related contract liability for the customer loyalty program was approximately $1.2 million and $1.9 million as of September 30, 2020 and December 31, 2019, respectively, and was included in other current liabilities on the consolidated balance sheets.

Refer to Note 11 for disclosure of the revenue disaggregated by segment and product line, as well as a description of the Company’s reportable segment operations.

New Accounting Pronouncements Adopted During 2020

Accounting for Financial Instrument Credit Losses — In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments. This standard requires that for most financial assets, losses be based on an expected loss approach which includes estimates of losses over the life of exposure that considers historical, current and forecasted information. Expanded disclosures related to the methods used to estimate the losses as well as a specific disaggregation of balances for financial assets are also required. The Group adopted ASU 2016-13 on January 1, 2020 with no material impact on its interim financial statements.

Lease Modifications — In April 2020, the FASB staff issued a question and answer document (the “Lease Modification Q&A”) focused on the application of lease accounting guidance to lease concessions obtained as a result of the COVID-19 pandemic. Under existing lease guidance, the Company would have to determine, on a lease by lease basis, if a lease concession obtained was a result of a new arrangement reached with the lessor (treated within the lease modification accounting framework) or if a lease concession obtained was under the enforceable rights and obligations within the existing lease agreement (precluded from applying the lease modification accounting framework). The Lease Modification Q&A allows lessees, if certain criteria have been met, to bypass the lease-by-lease analysis, and instead elect to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. The Group has elected to apply this practical expedient for the period beginning as of April 1, 2020 with no material impact on its interim financial statements.

New Accounting Pronouncements Not Yet Adopted

Simplifying the Accounting for Income Taxes — In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The amendments also improve consistent application of and simplify GAAP for other areas of ASC 740 by clarifying and amending existing guidance, such as the accounting for a franchise tax (or similar tax) that is partially based on income. This standard is effective January 1, 2021 for the Group. The Group is assessing the impact of adopting this guidance on its consolidated financial statements.

Reference Rate Reform — In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This standard included optional guidance for a limited period of time to help ease the burden in accounting for the effects of reference rate reform. The new standard is effective for all entities through December 31, 2022. The Company is assessing the impact of this standard on its consolidated financial statements.

3.	GPM Investments, LLC

Ares Equity Transaction

On February 28, 2020 (the “Ares Closing Date”), GPM entered into an agreement with Ares Capital Corporation and certain funds managed or controlled by Ares Capital Management (collectively, “Ares”) in which for consideration of $20.0 million (prior to transaction costs), GPM issued to Ares membership units representing 2.0% of GPM’s equity (the “Class F Membership Units”), together with warrants that for an exercise price of $10.0 million in the aggregate (subject to customary adjustments including in the event of certain distributions) can be exercised to acquire membership units that represent 1.0% of GPM’s equity (on a fully diluted basis as of the Ares Closing Date) (the “Ares Warrants”).

At the closing of the Ares Transaction, an amended and restated LLC agreement that regulates the rights between the holders of the membership units of GPM was signed and came into force between the members as detailed in Note 3 to the annual financial statements.

The Ares Warrants are exercisable up to the earliest of: (1) eight years and three months from the date of issuance; (2) the completion of sale subsequent to the Trigger Event (as defined in Note 3 to the annual financial statements); and (3) the later of six months after the Call Option is exercised (as defined below) and 42 months from the issuance date. The Ares Warrants are exercisable to Class G Membership Units that will rank equal to the existing common membership units of GPM, with no priority in distributions or liquidations.

GPM has the right at any time to redeem the Class F Membership Units (in full and not in part) (the “Call Option”) for consideration (the “Call Option Price”) as follows: (1) approximately $27.3 million up to three years from the date of issuance; (2) approximately $33.6 million after the third year and up to the end of five years from the date of issuance; (3) approximately $45.8 million after the fifth year and up to the end of eight years from the date of issuance: and (4) approximately $45.8 million plus 10.5% per annum (quarterly accrued) up to the date the call option is exercised if exercised after the eighth year. All distributions paid to the Class F Membership Units (other than tax distributions) will be deducted from the Call Option Price, to the extent paid.

As a result of the existence of different rights to which the members units in GPM are entitled, the Group’s investment in GPM is accounted for under the hypothetical liquidation at book value method as defined in Note 2 to the annual financial statements, and the Class F Membership Units have preference over all other membership units in the event of liquidation, amounting to $20.0 million during the first three years and at the end of each third, fifth and eighth year from the Ares Closing Date will be raised to the Call Option Price (as defined above) which was in effect for the period prior to the period in which the liquidation occurs. After the end of the eighth year, the priority amount will be increased in case of liquidation at a rate of 10.5% per annum (quarterly compounded). From the aforementioned amounts all distributions paid to the Class F Membership Units (other than tax distributions) until that time, to the extent paid, will be deducted.

The Class F Membership Units, the Ares Warrants and the Call Option are equity instruments. The consideration received from Ares, net of Ares’ transaction costs, amounted to $19.5 million and was attributable to these three issued equity instruments components based on their fair value as of the issuance date, which was determined based on a Monte-Carlo simulation of GPM’s value over the instruments’ lifetime using a net equity value of $19.5 million for the issued equity instruments.

Due to the preference provided to the Class F Membership Units in liquidation, an amount of $20.0 million was classified in the condensed consolidated interim statements of changes in equity as ‘non-controlling interests.’

The difference between the fair value of the Ares Warrants and the fair value of the Call Option in the amount of $0.5 million, as well as approximately $0.7 million for transaction costs, were allocated to the other common membership unit holders in GPM with 75% to Class B common membership units held by Arko Convenience Store, LLC (“Arko Convenience”) and 25% to Class C and Class E common membership units.

Following the Ares Closing Date, the Company holds (indirectly through Arko Convenience), approximately 73.38% of the common membership units and the voting rights in GPM (effectively approximately 67.99% of the equity). For further details with regard to the membership units of GPM following the Ares transaction and the rights to which they are entitled and the holders, see Note 3 to the annual financial statements.

For details with regard to the planned sale of the Class F Membership Units and the Ares Warrants, see Note 14 below.

Limited Partnership

Further to Note 3.G to the annual financial statements, regarding GPM Petroleum LP (“GPMP”), a limited partnership, in which GPM holds approximately 80.68% of the interests therein, on December 17, 2020, GPM entered into a purchase agreement with the investors in the private placement that took place in January 2016 (“Investor”), according to which the Investor’s full limited partnership units (Class A Limited Partnership Units) in GPMP (approximately 14.52% of the rights in GPMP) will be acquired by GPM for $70 million in cash (plus consideration for the amount of outstanding distributions not yet distributed). The consideration amount is approximately equal to the amount in which, commencing from January 2021, GPM is entitled to acquire the Investor’s interest in GPMP, in accordance with the provisions which have been included in GPMP’s limited partnership agreement since the date of the Investor’s investment in GPMP. In accordance with the provisions of the purchase agreement, the acquisition will take place on the business day immediately preceding the scheduled HYAC Closing Date of the Company’s Merger Transaction defined in Note 14 below with Haymaker Acquisition Corp. II (“HYAC”).

In addition, on December 18, 2020, GPM entered into two purchase agreements with the Apple Seller and the Riiser Seller, who are the other non-affiliated limited partners of GPMP (and who hold together, approximately 4.8% of the interests in the GPMP, hereinafter: the “GPMP Sellers”), under which the GPMP Sellers will sell to GPM most of their limited partnership units (Class AQ units and Class X units) in consideration for approximately $28 million in cash (the “GPMP Consideration”), an amount equal approximately to the value at which the units were allocated to the GPMP Sellers as part of business combinations completed in 2016 and 2019 plus consideration for outstanding distributions not yet distributed. Each of the GPMP Sellers have agreed immediately following receipt of the GPMP Consideration to purchase HYAC shares from existing HYAC shareholders in an amount that shall not be less than the GPMP Consideration. Following the acquisitions, one of the GPMP Sellers will continue to hold Class X units, representing 0.29% of the interests in GPMP, which are pledged to GPM to secure indemnification obligations granted to GPM by that GPMP Seller in accordance with the terms of the Riiser Acquisition completed in December 2019 as described in Note 3.H. to the annual financial statements (at the end of the pledge period, GPM will have the right to purchase the interests in consideration for approximately $3 million, to be paid in cash or shares as to be determined by GPM). In accordance with the provisions of the purchase agreements, the acquisitions will take place on the business day immediately preceding the scheduled HYAC Closing Date of the Merger Transaction.

The consideration for the above transactions will be paid from GPM’s own sources.

Intercompany Loans Provided by the Company to GPM and its Subsidiaries

Further to Note 3.I. to the annual financial statements, on February 28, 2020, all of the loans provided by the Company to GPM were fully repaid in advance in a total amount of approximately $110 million from funds received from the Ares Loan as defined in Note 4 below.

Simultaneously with the repayment of the aforementioned loans, an early prepayment took place (instead of the original repayment date, as extended, set for August 2021) of an original amount of a loan of $10 million provided in 2015 to GPM by GPM Member LLC (“Holdings”).

As a result of said repayment, the Company’s full rights in the Admiral and E-Z Mart loans pledged in favor of the Company’s Bonds (Series C), the balance of which (including interest receivable) as of December 31, 2019 was approximately $68 million, were released.

Subject to the terms established in the intercompany loan agreements (excluding the Midwest loan), to the extent that the Company prepays the Bonds (Series C), GPM will bear the costs associated with the early prepayment with respect of the prepaid loan amount.

Repayment of Note Issued by Holdings and Note Issued to Holdings

Further to Note 18 to the annual financial statements, with regard to the promissory note in the amount of approximately $7.1 million that was issued by Holdings to GPM and the promissory note in the amount of $4.0 million that was issued at that time by Arko Convenience to Holdings, on February 28, 2020, those promissory notes were fully paid.

Consummated Acquisition — Empire Acquisition

Following a purchase agreement entered into on December 17, 2019 (the “Purchase Agreement”) between a fully owned subsidiary of GPM, GPMP and unrelated third-parties (the “Sellers”), on October 6, 2020 (the “Closing Date”), the acquisition closed for the purchase of (i) the Sellers’ wholesale business of supplying fuel which included 1,453 gas stations operated by others (dealers) and (ii) 84 self-operated convenience stores and gas stations, all in 30 states, out of which 10 states in which GPM was not active in as of September 30, 2020 and the District of Columbia (the “Empire Acquisition”).

As part of the Empire Acquisition, on the Closing Date, the Sellers: (i) sold to GPMP the rights according to agreements with fuel suppliers and all of the rights to supply fuel to 1,537 sites; (ii) sold to a subsidiary of GPM the fee simple ownership rights in 64 sites; (iii) assigned to various of GPM’s subsidiaries leases of 132 sites (including two vacant parcels and one non-operating site) (the “third party leases”); (iv) leased to certain of GPM’s subsidiaries 34 sites (including one vacant parcel) that are valued at approximately $60 million that are owned by the Sellers, at terms as specified below (collectively the “Sellers’ Leases”); and (v) sold and assigned to various of GPM’s subsidiaries and GPMP the equipment, inventory, agreements, intangible assets and other rights with regard to the wholesale and retail businesses acquired (collectively, the “Acquired Operations”).

Beginning on the Closing Date, the Company will consolidate the Acquired Operations in its consolidated financial statements. Due to the short period of time between the Closing Date and the issuance date of the interim financial statements, the initial accounting treatment of the business combination has not been completed.

The consideration to the Sellers for the Acquired Operations, based on the Purchase Agreement and an amendment dated October 5, 2020 (the “Amendment”), was as follows:

•

The consideration paid to the Sellers on the Closing Date, after adjustments according to the Amendment, totaled approximately $353 million (the “Base Consideration”), and in addition, approximately $11.5 million was paid for the cash and inventory in the stores, net of deposit amounts and other collateral provided by the dealers, as of the Closing Date (collectively, the “Closing Consideration”). The Closing Consideration is subject to post-closing adjustments.

•

On each of the first five anniversaries of the Closing Date, the Sellers will be paid an amount of $4.0 million (total of $20.0 million, instead of $4.5 million and a total of $22.5 million prior to the Amendment) (the “Additional Consideration”). If the Sellers will be entitled to amounts on account of the Contingent Consideration (as defined below), these amounts will initially be applied to accelerate payments on account of the Additional Consideration.

•

An amount of up to $45.0 million (instead of up to a total of $42.5 million prior to the Amendment) (the “Contingent Consideration”) will be paid to the Sellers according to mechanisms set forth in the Purchase Agreement, with regard to the occurrence of the following events during the five years from the Closing Date (the “Earnout Period”): (i) sale and lease to third parties or transfer to self-operation by GPM of sites which leases to third parties expired or are scheduled to expire during the Earnout

Period, (ii) renewal of agreements with dealers at sites not leased or owned by GPM which agreements expired or are scheduled to expire during the Earnout Period, (iii) improvement in the terms of the agreements with fuel suppliers (with regard to the Acquired Operations and/or GPM’s sites as of the Closing Date), (iv) improvement in the terms of the agreements with transportation companies (with regard to the Acquired Operations and/or GPM’s sites as of the Closing Date), and (v) the closing of additional wholesale transactions that the Sellers has engaged in prior to the Closing Date. The measurement and payment of the Contingent Consideration will be made once a year.

Each of the Sellers’ Leases is for a term of 15 years, which can be extended by six additional five- year terms, in consideration for an initial total annual base rent payment of approximately $4.2 million, with increases during the term of the lease as set forth in the lease agreement. GPM was granted options to purchase each of the sites during and at the end of the initial five year term and has a right of first refusal to purchase the assets in the event of sale of the assets to third parties during such term, all as determined in the lease agreements.

Approximately 45 out of the 84 sites that are self-operated, as acquired on the Closing Date, continue to be managed after the Closing Date by the management company that operated such sites on behalf of the Sellers, according to a management agreement entered between GPM and the management company (the “Management Agreement”). According to the Management Agreement, the management company is entitled to, in consideration for its services, a weekly fixed fee (on a per site basis) and to additional consideration if the site’s performance is higher than specified in the Management Agreement. In addition, the management company is entitled to the reimbursement of expenses relating to the management services provided, including the employment of store employees. GPM intends to end these management services in the next month for most of the locations as part of the integration process of the Acquired Operations. The Management Agreement can be terminated by 60 days prior notice and a site can be removed from its terms at any time.

The Purchase Agreement includes the Sellers’ undertaking to indemnify GPM for certain breaches of representations and warranties made by the Sellers as specified in the Purchase Agreement, subject to certain time and amounts limitations as determined in the Purchase Agreement.

$350 million of the Closing Consideration was paid by use of the Capital One Line of Credit (see Note 4 below regarding the increase of the Capital One Line of Credit). In addition, on the Closing Date, in accordance with the Ares Credit Agreement as described in Note 4 below, the Delayed Term Loan A in an amount of $63 million was provided to GPM, and was used for the payment of the balance of the Closing Consideration and is to be used by GPM to finance working capital, other payments related to the Empire Acquisition, including payments on account of the Additional Consideration and the Contingent Consideration, at GPM’s discretion.

The closing of the Empire Acquisition was one of the conditions precedent in the closing of the of the Company’s Merger Transaction defined in Note 14 below.

4.	Debt

As of	September 30, 2020	December 31, 2019
	(in thousands)
Arko Holdings Ltd
Bonds (Series C)	$71,625	$84,531
Bonds (Series H)	61	277
Arko Convenience
Related-party loan	—	4,000
GPM
PNC lines of credit	—	82,824
PNC term loans	—	39,747
M&T debt	28,491	25,142
Ares term loan	155,037	—
Related-party loan	—	7,718
Insurance premium notes	2,833	714
GPMP
PNC term loan	32,346	32,322
Capital One line of credit	45,929	43,360
Less current portion	(17,655)	(101,955)

Total long-term debt	$318,667	$218,680

Bonds (Series C)

Buyback Plan

On March 29, 2020, the Company adopted a buyback plan for the acquisition of Bonds (Series C) in an amount of up to $13.9 million, effective until March 31, 2021, at a price to be determined at the discretion of the Company’s management. In April 2020, the Company purchased approximately NIS 7.2 million par value Bonds (Series C) in consideration for approximately $2.0 million (NIS 7.2 million).

Repayment of Bonds (Series C)

On June 30, 2020, the Company paid the fourth principal payment of Bonds (Series C) so that as of September 30, 2020, the balance of Bonds (Series C) was NIS 243,234,809 par value. A total of approximately $5.4 million of the said payment was made from the Reserved Principal Account as defined in Note 11 to the annual financial statements.

Collateral

As of September 30, 2020, a total of approximately $2.1 million was deposited in the Reserved Principal and Interest Account as defined in Note 11 to the annual financial statements.

Bonds (Series H)

On February 26, 2020, a voluntary redemption was made in which NIS 309,204 par value of the Bonds (Series H) were redeemed. On March 6, 2020, the Bonds (Series H) ceased trading on the Tel-Aviv Stock Exchange. The balance of the Bonds (Series H) as of September 30, 2020 (after the said redemption and conversions during the period) was NIS 231,715 par value.

In November 2020, the Tel Aviv-Jaffa District Court approved the Company’s application for full early redemption of the Bonds (Series H). On December 8, 2020, the Company redeemed the full outstanding balance of the Bonds (Series H) (NIS 142,477 par value).

Ares Credit Agreement

On the Ares Closing Date, GPM entered into an agreement with Ares to provide to GPM financing in a total amount of up to $347 million (the “Ares Credit Agreement” and the “Ares Loan,” out of which the Company committed to provide GPM up to $47 million, as part of a syndication that was planned by Ares for the loan). On May 27, 2020, an amendment to the Ares Credit Agreement was signed pursuant to which the Ares Loan amount was reduced to a total of up to $225 million, as detailed below, which was in accordance with Ares’s eligibility under the Ares Credit Agreement to reduce up to $75 million of the total Ares Loan amount. In addition, the Company’s commitment to provide GPM up to $47 million was cancelled and instead on June 30, 2020, the Company provided GPM and certain other fully owned subsidiaries a $25.0 million related-party loan secured by first degree liens on assets owned by GPM and certain other fully owned subsidiaries and Ares and PNC released their liens on such assets.

The following is a description of the key terms of the Ares Credit Agreement as amended in the May 2020 amendment.

A loan in the amount of up to $225 million comprised of the following:

•

Initial Term Loan — $162 million that was provided on the Ares Closing Date. The Initial Term Loan and the proceeds of the Class F Membership Units (as described in Note 3 above) were primarily used by GPM to repay the entire outstanding balance of the GPM’s related-party loans in the total amount of approximately $118 million, as well as to prepay the outstanding balance of the term loans from PNC for a total amount of $39.5 million.

•

Delayed Term Loan A — per the May 2020 amendment up to $63 million (instead of $135 million pursuant to the Ares Credit Agreement from February 28, 2020) that was to be used by GPM to finance part of the consideration in the Empire Acquisition described in Note 3 above (including working capital) or investment in GPMP in exchange for an additional percentage, that, pursuant to an amendment entered into in August 2020, could be borrowed in two drawings to be made no later than October 10, 2020. The Delayed Term Loan A in an amount of $63 million was provided to GPM on October 6, 2020 as described in Note 3 above.

All of the above bear the same terms as to payment terms, interest and liens.

The Ares Loan principal is being paid in four equal quarterly installments in a total amount of 1% per annum with the remaining balance due on the maturity date of February 28, 2027. GPM is entitled to prepay the Ares Loan at any time, without penalty provided that if the prepayment is made before the end of one year from the Ares Closing Date, a fee of 1% will be paid.

The Ares Loan bears interest, as elected by GPM at: (a) a rate per annum equal to the Ares Alternative Base Rate (“Ares ABR”) plus a margin of 3.75%, or (b) LIBOR as defined in the agreement (not less than 1.5%) plus a margin of 4.75%. After one year from the Ares Closing Date, if the Leverage Ratio will be lower than 4.00 to 1, the margin will be reduced to 3.625% and 4.625%, respectively. The interest is being paid in quarterly installments under Ares ABR loans, and for LIBOR loans, the interest is being paid at the end of each LIBOR period but at least every three months. For unused portions of the Ares Credit Agreement, 1% per annum was paid.

Ares ABR is equal to the greatest of: (i) the prime rate, (ii) the federal funds rate plus 0.5% and (iii) the one-month LIBOR plus 1.00%, all as defined in the agreement.

For details regarding the pledges provided to Ares as well as the limitations and covenants included under the Ares Credit Agreement, refer to Note 24 to the annual financial statements.

Financing Agreements with PNC Bank, National Association (“PNC”)

On the Ares Closing Date, the outstanding balance of the PNC term loans (as described in Note 11 to the annual financial statements) in the amount of approximately $39.5 million was fully paid (other than the $32.4 million GPMP PNC Term Loan, which is secured by US Treasury or other investment grade securities equal to 98% of the outstanding principal amount).

GPM, certain of its fully owned subsidiaries and PNC entered into an amendment, restatement and consolidation of the current financing agreements between the parties (the “February 2020 Amendment” and the “PNC Credit Line Agreement,” respectively).

The PNC Credit Line Agreement consolidated the GPM PNC Line of Credit and the Holdco PNC Line of Credit (as defined in Note 11 to the annual financial statements) into one credit line in the amount of up to $110 million (the “PNC Line of Credit”). Simultaneously with the closing of the Empire Acquisition (see Note 3 above), in October 2020, the PNC Credit Line Agreement was amended to increase the PNC Line of Credit to up to $140 million.

The PNC Line of Credit bears interest, as elected by GPM at: (a) LIBOR as defined in the PNC Credit Line Agreement plus a margin of 1.75% or (b) a rate per annum equal to the alternate base rate plus a margin of 0.5%, which is equal to the greatest of (a) the PNC base rate, (b) the overnight bank funding rate plus 0.5%, and (c) LIBOR plus 1.0%, subject to the definitions set in the PNC Credit Line Agreement.

Beginning in April 2020, every quarter the LIBOR margin rate is updated based on the quarterly average undrawn availability of the PNC Line of Credit, so that in the event of quarterly average undrawn availability of greater than or equal to 50%, the margin is reduced to 1.25%; in the event of quarterly average undrawn availability less than 50% and greater than or equal to 25%, the margin is reduced to 1.5%; and in the event of quarterly average undrawn availability less than 25%, the margin is 1.75%. For the second quarter ended June 30, 2020, the third quarter ended September 30, 2020 and the fourth quarter ended December 31, 2020, the LIBOR margin rate is 1.75%, 1.25% and 1.25%, respectively. Beginning in April 2020, the alternate base rate margin rate is updated according to the quarterly average undrawn availability to 0%, 0.25% and 0.5%, based on the credit line usage percentages above, respectively. Interest is paid in monthly installments provided that for LIBOR loans, interest is paid at the end of each LIBOR period. For unused amounts of PNC Line of Credit, a fee of 0.375% per annum is paid.

The calculation of the availability under the PNC Line of Credit is determined monthly subject to terms and limitations as set forth in the PNC Credit Line Agreement, taking into account the balances of receivables, inventory and letters of credit, among other things.

No change was made to the maturity date and the ability to prepay (subject to prepayment fee) the PNC Line of Credit as described in Note 11 to the annual financial statements.

As part of the February 2020 Amendment, definitions in the PNC Credit Line Agreement were changed to conform to the Ares Credit Agreement.

As part of the February 2020 Amendment, letters of credit availability was increased to $40.0 million (instead of $22.0 million as of December 31, 2019). The annual cost of the amount of letters of credit issued was 1.5% of the amount of the letters of credit issued until April 2020 and beginning in April 2020, once every quarter, the cost is updated according to the quarterly average undrawn availability, so that in the event of quarterly average undrawn availability of greater than or equal to 50%, the annual cost is reduced to 1.0%; in the event of quarterly average undrawn availability less than 50% and greater than or equal to 25%, the annual cost is reduced to 1.25%; and in the event of quarterly average undrawn availability less than 25%, the annual cost is 1.5%. For the second quarter ended June 30, 2020, the third quarter ended September 30, 2020 and the fourth quarter ended December 31, 2020, the annual cost of the amount of letters of credit issued is 1.5%, 1.0% and 1.0%, respectively.

For details regarding intercreditor agreement, restrictions and limitations and collateral provided under the PNC Credit Line Agreement, see Note 11 to the annual financial statements.

Financing agreement with a syndication of banks led by Capital One, National Association (“Capital One”)

In order to enable funding the majority of the consideration for the Empire Acquisition (as described in Note 3 above) through the Capital One Line of Credit, on April 1, 2020, GPMP entered into an amendment whereby the Capital One Line of Credit (as described in Note 11 to the annual financial statements) was increased from $300 million to $500 million, in accordance with commitments in a total amount of $200 million (the “Increased Amount”) received from US banks, led by Capital One, which Increased Amount was committed by most of the banks in the current syndication of the Capital One Line of Credit along with one additional bank.

The commitment to the Increased Amount was contingent upon the completion of the Empire Acquisition described in Note 3 above by December 31, 2020 without any material changes affecting the lenders, including GPMP’s leverage ratio (pro forma) after the transaction is completed not to exceed 4.15 to 1.00.

On October 6, 2020, $350 million of the Empire Closing Consideration defined in Note 3 above was funded through the Capital One Line of Credit.

At GPMP’s request, the Capital One Line of Credit can be increased up to $700 million (instead of up to $500 million), subject to obtaining additional financing commitments from lenders or from other banks, and subject to certain terms as detailed in the Capital One Line of Credit.

In accordance with the amendment, letters of credit availability was increased to $40.0 million (instead of $10.0 million as of December 31, 2019).

No other substantial terms of the Capital One Credit Facility were changed, other than proforma adjustments that will be included after the closing of the Empire Acquisition.

Financing Agreements with M&T Bank

On May 7, 2020, an amendment was signed to conform the agreements and limitations that are included in the financing agreements with M&T as described in Note 11 to the annual financial statements with those in the PNC Credit Line Agreement.

Financial Covenants

To the extent that the Bonds (Series C and H) are outstanding, the Company has undertaken to meet certain financial covenants, including a net financial debt to net CAP ratio, GPM’s store level EBITDA and GPM’s financial debt to GPM’s store level EBITDA ratio, each as defined under the applicable deed of trust. As of September 30, 2020, the Company was in compliance with all terms and commitments in accordance with the Bonds’ (Series C and H) deeds of trust.

The PNC Credit Line Agreement includes reporting requirements which are applicable in cases when the usage of the PNC Credit Line exceeds certain limitations set, and it is also required that the undrawn availability use of the credit line will equal to or be greater than 10%, subject to exceptions included in the PNC Credit Line Agreement. As of September 30, 2020, the Company was in compliance with these requirements.

Until May 7, 2020, the M&T Term Loan agreement included financial covenants as were set in the GPM PNC Facility. The amendment signed with M&T as described above included the cancellation of the requirement to comply with said financial covenants and added a requirement to include compliance with the Leverage Ratio detailed in the Ares Credit Agreement.

The Ares Credit Agreement and the M&T Term Loan include a leverage ratio covenant.

The M&T Term Loan also requires GPM to maintain a debt service coverage ratio.

The GPMP PNC Term Loan and the Capital One Credit Facility require GPMP to maintain the certain financial covenants, including leverage ratio and interest coverage expense ratio.

As of September 30, 2020, the Group was in compliance with the obligations and financial covenants under the terms and provisions of its loans.

5.	Leases

As of September 30, 2020, the Group leases 1,069 of the convenience stores that it operates, 67 dealer locations and certain office spaces used by GPM as its headquarters in the US and the Company’s headquarters in Israel. Most of the lease agreements are for long-term periods, ranging from 15 to 25 years, and generally include several options for extension periods for five to 10 years each. The leases contain escalation clauses and renewal options as outlined in the agreements. Additionally, the Group leases certain store equipment, office equipment, automatic tank gauges, store lighting, fuel dispensers.

Under ASC 842, Leases, the components of lease cost recorded on the condensed consolidated statements of operations were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in thousands)
Finance lease cost:
Depreciation of right-of-use assets	$3,098	$3,319	$9,446	$9,711
Interest on lease liabilities	4,275	4,607	12,960	13,415
Operating lease costs included in store operating expenses	26,590	24,913	80,429	74,522
Operating lease costs included in general and administrative expenses	337	304	984	916
Lease cost related to variable lease payments, short-term leases and leases of low value assets	334	313	654	695
Right-of-use asset impairment charges	501	1,100	1,430	2,433

	$35,135	$34,556	$105,903	$101,692

Supplemental data related to leases was as follows:

As of	September 30, 2020	December 31, 2019
	(in thousands)
Operating leases
Assets
Right-of-use assets under operating leases	$760,346	$793,086
Liabilities
Operating leases, current portion	36,164	34,303
Operating leases	788,569	816,558

Total operating leases	824,733	850,861

Weighted average remaining lease term (in years)	13.8	14.5
Weighted average discount rate	8.2%	8.2%

Financing leases
Assets
Right-of-use assets	$207,993	$213,434
Accumulated amortization	(37,969)	(32,877)

Right-of-use assets under financing leases, net	170,024	180,557
Liabilities
Financing leases, current portion	7,254	7,876
Financing leases	197,964	202,470

Total financing leases	205,218	210,346

Weighted average remaining lease term (in years)	23.3	23.6
Weighted average discount rate	8.6%	8.6%

In the three and nine months ended September 30, 2020 and 2019, the total cash outflows for leases amounted to approximately $25.7 million, $23.7 million, $76.9 million and $70.4 million, respectively, for operating leases and $6.1 million, $6.5 million, $18.4 million and $18.9 million, respectively, for financing leases.

As of September 30, 2020, maturities of lease liabilities for operating lease obligations and finance lease obligations having an initial or remaining non-cancellable lease terms in excess of one year were as follows. The minimum lease payments presented below include periods where an option is reasonably certain to be exercised and do not take into consideration any future consumer price index adjustments for these agreements.

	Operating	Financing
	(in thousands)
2020	$25,294	$6,169
2021	101,462	23,886
2022	99,945	21,706
2023	100,587	20,139
2024	100,870	19,080
Thereafter	979,567	473,608

Gross lease payments	$1,407,725	$564,588
Less: imputed interest	(582,992)	(359,370)

Total lease liabilities	$824,733	$205,218

6.	Commitments and Contingencies

Legal Matters

GPM is a party to various legal actions, as both plaintiff and defendant, in the ordinary course of business. The Company’s management believes, based on GPM estimations with support from legal counsel for these matters, that these actions are routine in nature and incidental to the operation of GPM business and is that it is not reasonably possible that the ultimate resolution of these matters will have a material adverse impact on the Group’s business, financial condition, results of operations and cash flows.

7.	Shareholders’ Equity

Rights Offering

In April and May 2020, rights were exercised for the purchase of 66,699,053 ordinary shares of the Company offered by way of a rights offering, according to a shelf offering report published by the Company in April 2020, in exchange for a gross amount of $11.4 million. The Company adjusted the basic and diluted earnings per share retroactively for the bonus element for relevant periods presented.

8.	Share-based Compensation

The following table summarizes share activity related to restricted share units (“RSUs”) granted to officers and employees of the Company:

	Nine months ended September 30,
	2020	2019
	(in thousands)
Nonvested RSUs, January 1	2,136	2,960
Granted	—	200
Forfeited	—	(38)
Vested and exercised	(1,018)	(986)

Nonvested RSUs, September 30	1,118	2,136

9.	Earnings Per Share

The following table sets forth the computation of basic and diluted net income per common share:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in thousands)
Net income (loss) attributable to Arko Holdings Ltd.	$9,688	$(6,740)	$21,127	$(25,959)

Weighted average common shares outstanding — Basic	828,196	774,068	803,027	773,696

Effect of dilutive securities:
Common stock equivalents	—	—	—	—

Weighted average common shares outstanding — Diluted	828,196	774,068	803,027	773,696

Net income (loss) per share — Basic and Diluted	$0.01	$(0.01)	$0.03	$(0.03)

The following convertible bonds and restricted share units have been excluded from the computation of diluted earnings per share because their effect would be antidilutive:

	As of September 30,
	2020	2019
	(in thousands)
Convertible bonds (par value)	232	1,356
Restricted share units	1,118	2,136

10.	Related Party Transactions

As of	September 30, 2020	December 31, 2019
	(in thousands)
Current assets:
Due from equity investment	$114	$113
Loan to equity investment	885	672
Due from KMG Realty LLC	—	210
Due from related parties	38	38
Non-current assets:
Due from Holdings	—	7,133
Current liabilities:
Due to KMG Realty LLC	(493)	(5)
Due to related parties	(110)	(50)
Loan from Holdings, including accrued interest	—	(906)
Non-current liabilities:
Loans from Holdings	—	(10,868)

As discussed in Note 3 above, on the Ares Closing Date, the Initial Term Loan and the proceeds of the Class F Membership Units were used by GPM to repay the entire outstanding balance of GPM’s related-party loans in the total amount of approximately $118 million (out of which $110 million to the Company). Additionally, the noninterest bearing promissory note in the amount of $7.1 million issued by Holdings was fully paid on the Ares Closing Date. As discussed in Note 4 above, on June 30, 2020, the Company provided GPM and certain other fully owned subsidiaries a $25.0 million related-party loan.

11.	Segment Reporting

The reportable segments were determined based on information reviewed by the chief operating decision maker for operational decision-making purposes and the segment information is prepared on the same basis that our chief operating decision maker reviews such financial information. The Company’s reporting segments, are the retail segment, the wholesale segment and the GPMP segment. The Company defines segment earnings as operating income.

The retail segment includes the operation of a chain of retail stores which include convenience stores selling fuel products and other merchandise to retail customers. At its Group operated convenience stores, the Group owns the merchandise and fuel inventory and employs personnel to manage the store.

The wholesale segment supplies fuel to independent dealers, sub-wholesalers and bulk purchasers, on either a cost plus or consignment basis. For consignment arrangements, the Group retains ownership of the fuel inventory at the site, is responsible for the pricing of the fuel to the end consumer, and shares the gross profit with the independent outside operators.

The GPMP segment includes GPMP and primarily includes the sale and supply of fuel to GPM and its subsidiaries selling fuel (both in the Retail and Wholesale segments) at GPMP’s cost of fuel including taxes and transportation plus a fixed margin (4.5 cents per gallon as of September 30, 2020 and effective October 1, 2020 through September 30, 2021, 5.0 cents per gallon) and the supply of fuel to a small number of independent outside operators and bulk purchasers.

The “All Other” segment includes the results of non-reportable segments which do not meet both quantitative and qualitive criteria as defined under ASC 280, Segment Reporting.

The majority of general and administrative expenses, depreciation and amortization, net other expenses, net interest and other financing expenses and income taxes are not allocated to the segments, as well as minor other income items including intercompany operating leases.

With the exception of goodwill, assets and liabilities are not assigned to any particular segment, but rather, managed at the consolidated level. All revenues relevant to reportable segments were generated from sites within the US and substantially all assets were within the US. No external customer represented more than 10% of revenues.

Inter-segment transactions primarily included the distribution of fuel by GPMP to GPM and its subsidiaries selling fuel (both in the Retail and Wholesale segments). The effect of these inter-segment transactions was eliminated in the interim financial statements.

Three months ended September 30, 2020	Retail	Wholesale	GPMP	All Other	Total
	(in thousands)
Revenues
Fuel revenue	$506,418	$32,468	$1,052	$—	$539,938
Merchandise revenue	403,665	—	—	—	403,665
Other revenues, net	13,860	2,409	245	—	16,514

Total revenues from external customers	923,943	34,877	1,297	—	960,117

Inter-segment	—	—	352,363	335	352,698

Total revenues from reportable segments	923,943	34,877	353,660	335	1,312,815

Operating income	62,221	1,674	9,360	335	73,590
Interest and other financing expenses, net			(745)	(184)	(929)
Income tax expense				(54)	(54)
Loss from equity investment				(24)	(24)

Net income from reportable segments					$72,583

Three months ended September 30, 2019	Retail	Wholesale	GPMP	All Other	Total
	(in thousands)
Revenues
Fuel revenue	$676,897	$42,997	$1,751	$—	$721,645
Merchandise revenue	370,267	—	—	—	370,267
Other revenues, net	10,895	1,302	217	—	12,414

Total revenues from external customers	1,058,059	44,299	1,968	—	1,104,326

Inter-segment	—	—	540,115	1,545	541,660

Total revenues from reportable segments	1,058,059	44,299	542,083	1,545	1,645,986

Operating income	34,115	113	11,781	1,545	47,554
Interest and other financing expenses, net			(517)	(206)	(723)
Income tax expense				(251)	(251)
Loss from equity investment				(92)	(92)

Net income from reportable segments					$46,488

Nine months ended September 30, 2020	Retail	Wholesale	GPMP	All Other	Total
	(in thousands)
Revenues
Fuel revenue	$1,424,823	$82,687	$2,981	$—	$1,510,491
Merchandise revenue	1,119,041	—	—	—	1,119,041
Other revenues, net	39,175	4,999	639	—	$44,813

Total revenues from external customers	2,583,039	87,686	3,620	—	2,674,345

Inter-segment	—	—	961,666	2,713	964,379

Total revenues from reportable segments	2,583,039	87,686	965,286	2,713	3,638,724

Operating income	160,399	2,732	25,430	2,713	191,274
Interest and other financial expenses, net			(2,513)	(161)	(2,674)
Income tax expense				(259)	(259)
Loss from equity investment				(435)	(435)

Net income from reportable segments					$187,906

Nine months ended September 30, 2019	Retail	Wholesale	GPMP	All Other	Total
	(in thousands)
Revenues
Fuel revenue	$1,914,179	$122,072	$4,916	$—	$2,041,167
Merchandise revenue	1,038,305	—	—	—	1,038,305
Other revenues, net	32,806	3,951	549	—	37,306

Total revenues from external customers	2,985,290	126,023	5,465	—	3,116,778

Inter-segment	—	—	1,543,138	4,850	1,547,988

Total revenues from reportable segments	2,985,290	126,023	1,548,603	4,850	4,664,766

Operating income	75,928	165	33,063	4,850	114,006
Interest and other financial expenses, net			(1,685)	(638)	(2,323)
Income tax expense				(790)	(790)
Loss from equity investment				(398)	(398)

Net income from reportable segments					$110,495

A reconciliation of total revenues from reportable segments to total revenues on the interim statements of operations was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in thousands)
Total revenues from reportable segments	$1,312,815	$1,645,986	$3,638,724	$4,664,766
Other revenues, net	(39)	(31)	(112)	(83)
Elimination of inter-segment revenues	(352,698)	(541,660)	(964,379)	(1,547,988)

Total revenues	$960,078	$1,104,295	$2,674,233	$3,116,695

A reconciliation of net income from reportable segments to net income (loss) on the interim statements of operations was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(in thousands)
Net income from reportable segments	$72,583	$46,488	$187,906	$110,495
Amounts not allocated to segments:
Other revenues, net	(39)	(31)	(112)	(83)
Store operating expenses	(673)	(1,116)	(2,366)	(3,163)
General and administrative expenses	(24,720)	(16,354)	(62,427)	(48,948)
Depreciation and amortization	(14,328)	(14,551)	(44,526)	(43,258)
Other expenses, net	(1,381)	(2,393)	(7,290)	(5,045)
Interest and other financial expenses, net	(9,667)	(11,781)	(29,464)	(35,142)
Income tax expense	(4,618)	(5,276)	(4,912)	(2,048)

Net income (loss)	$17,157	$(5,014)	$36,809	$(27,192)

12.	Fair Value Measurements

The fair value of cash and cash equivalents, restricted cash and investments, and restricted cash in respect with Company’s bonds, trade receivables, accounts payable and other current liabilities approximated their carrying values as of September 30, 2020 and December 31, 2019 primarily due to the short-term maturity of these instruments. The fair value of the long-term debt approximated their carrying values as of September 30, 2020 and December 31, 2019 due to the frequency with which interest rates are reset based on changes in prevailing interest rates.

The Bonds (Series C) were presented in the condensed consolidated balance sheets at amortized cost. The fair value of the Bonds (Series C) was $76.4 million and $86.3 million as of September 30, 2020 and December 31, 2019, respectively. The fair value measurements were classified as Level 1.

13.	Income Taxes

The Company calculates its quarterly tax provision pursuant to the guidelines in ASC 740-270, Income Taxes. Generally, ASC 740-270 requires companies to estimate the annual effective tax rate for current year ordinary income. The estimated annual effective tax rate represents the best estimate of the tax provision in relation to the best estimate of pre-tax ordinary income or loss. The estimated annual effective tax rate is then applied to year-to-date ordinary income or loss to calculate the year-to-date interim tax provision.

14.	Subsequent Events

In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequent events through December 21, 2020, which is the date these interim financial statements were available to be issued (the “issuance date”). Other than the events described in Notes 3 and 4 above and below, no other events were identified that required recognition or disclosure in these interim financial statements.

COVID-19 — Coronavirus

An outbreak of COVID-19 began in China in December 2019 and subsequently spread throughout the world. On March 11, 2020, the World Health Organization declared COVID-19 as a pandemic. Since the second half of March 2020, the pandemic has caused the issuance of orders in the US by the federal government, as well as governments of states and localities within the US, in an attempt to contain the spread of the coronavirus (such as restrictions on gathering and the closure of certain businesses).

During this period and until the issuance date of the interim financial statements, GPM’s convenience stores and independent outside operations continue to operate and remain open to the public as convenience store operations and gas stations are deemed an essential business by numerous federal and state authorities, including the US Department of Homeland Security, and therefore are exempt from many of the closure orders that were, or are currently, imposed on US businesses. Commencing in May 2020, various states and localities began to gradually ease their stay-at-home orders and the orders requiring certain types of businesses to be closed. In addition, during this period and until the issuance date of the interim financial statements, the supply of products and gas to GPM’s convenience stores and gas stations has continued without any significant interruption. GPM’s convenience stores and independent outside operations are however subject to many of COVID-19 operational requirements that were, or are currently, imposed on the activity of US businesses such as those dealing with frequent sanitation, enforcing face covering orders, and the like. During this period and until the issuance date of the interim financial statements, there were positive impacts on the Company’s results of operations as measured regularly on the basis of segment operating income.

This increase in segment operating income was principally due to the significant increase in the fuel margin, which partially resulted from the material drop in fuel prices commencing at the beginning of March 2020 and continuing through the end of April 2020, despite the significant reduction in the amount of gallons sold in the gas stations as a result of COVID-19 beginning in the second half of March 2020. Although fuel prices began to gradually increase in May 2020, fuel margin remained at higher levels than those achieved historically. Further, beginning in May 2020, stay-at-home orders began to be eased which resulted in an increase in the amount of gallons sold compared to prior weeks.

In light of the reduction in the amount of gallons sold, GPM’s principal fuel suppliers have temporarily revoked (for periods that vary among the different suppliers) the requirements under their agreements with GPMP to purchase minimum quantities of gallons, including such requirements under the incentive agreements from such suppliers. As of September 30, 2020, the reduction in gallons sold does not affect GPMP’s compliance with its commitments under the agreements with its principal suppliers.

During the second half of March 2020, there was a reduction in the merchandise revenue from GPM’s convenience stores and in the gross margin rate from such revenues. However, from the beginning of April 2020 and through the issuance date of the interim financial statements, GPM experienced growth in merchandise revenue and gross margin rate from such revenues as a result of shifting consumer demand from other retail channels to convenience stores and the continued increase in revenues for products in high demand, such as face masks and hand sanitizers.

On March 27, 2020, the CARES Act was enacted in response to the COVID-19. The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the US economy and fund a nationwide effort to curtail the effect of COVID-19. The CARES Act, among other things, increases the interest deductibility from 30% to 50% of adjusted taxable income for tax years beginning in 2019 and 2020; permits net operating loss (“NOL”) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021; allows NOLs incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes; accelerates refunds of any remaining alternative minimum tax carryforwards to the 2019 tax year; and changes the depreciable life of qualified improvement property to 15 years for income tax purposes making it eligible for bonus depreciation. Additionally, GPM is able to defer payment of the total accrued amount of the employer portion of the FICA payroll tax from the date of the enactment of the CARES Act until December 31, 2020. Half of that deferment must be paid by December 31, 2021 and the remaining half must be paid by December 31, 2022. The Company estimates that the positive impact expected from the CARES Act on the Company’s financial condition, results of operations or cash flows is not significant.

Since the pandemic is an event that is characterized by great uncertainty, as well as rapid and frequent changes, among other things, in connection with the pace of limiting the spread of the pandemic and the future measures that will be taken in order to prevent it from spreading, the Company cannot evaluate nor estimate the entire impact of the pandemic on its business operations as well as its results of operations.

The pandemic is an event that is out of the Company’s control and its continuance and evolvement may include, among other things: (a) an increase or decrease in demand for products sold in convenience stores and gas stations; (b) disruptions or suspension of GPM’s activities as a result of imposing restrictions on customer and employee traffic, among other things; (c) disruptions or delays in delivering products to GPM and limiting employee availability; (d) restrictions on the sale and pricing of certain types of products; and (e) changes in laws at federal, state and local levels related to the pandemic. Any changes or developments, as well as the length of the pandemic and its impact on the US economy, may adversely affect GPM’s business operations as well as its results of operations.

Haymaker Acquisition Corp. II Merger Agreement

On September 8, 2020, a business combination agreement as amended on November 18, 2020 (the “Merger Agreement”) was entered into among the Company, Haymaker Acquisition Corp. II (“HYAC”), a special purpose acquisition company which raised in June 2019 approximately $400 million in an initial public offering, and newly-formed fully owned subsidiaries of HYAC that were formed in order to enable the consummation of the merger transaction (the “Merger Transaction”).

Below are the primary terms regarding the Merger Agreement and additional binding agreements that were signed simultaneously with its execution.

1.

Structure of the Merger Transaction: At the date of completion of the Merger Transaction (the “HYAC Closing Date”), as part of mergers that will take place, the Company and HYAC will become wholly owned and controlled subsidiaries of ARKO Corp., a Delaware corporation which was formed as part of the Merger Agreement and which commencing as of the HYAC Closing Date, will have its shares traded on the Nasdaq Stock Exchange and the Tel-Aviv Stock Exchange (“ARKO Corp.”). Concurrently with the execution of the Merger Agreement, the third parties who hold approximately 32% of the equity rights in GPM (the “GPM Minority”) entered into an agreement with HYAC for the sale of all of their rights, directly or indirectly, in GPM based on the value of the Merger Transaction, so that after the merger, ARKO Corp. will directly and indirectly hold full ownership and control of GPM.

Following the Merger Transaction, the Company’s shares will be delisted from the Tel Aviv Stock Exchange and in view of the additional existing securities of the Company, the Company is planned to become a ‘Bond Company’ (within the meaning of this term by the Israeli Companies Law, 5759-1999) and a ‘Reporting Corporation’ (within the meaning of this term by the Israeli Securities Law, 5728-1968).

2.

Consideration for the Merger Transaction: The Company’s shareholders will receive in total up to $717.3 million (and will be entitled to choose between three separate payout methods as detailed below) (the “Gross Consideration Value”) and the GPM Minority will receive in total $337.7 million (the “Minority Consideration Value”), such that the total purchase consideration was $1.055 billion. The consideration election of the Company’s shareholders will be made no later than one day prior to the HYAC Closing Date.

a.

Option A (Stock Consideration): The number of validly issued, fully paid and nonassessable shares of ARKO Corp. equal to the quotient of (i) such holder’s portion of the Gross Consideration Value divided by (ii) $10.00.

b.

Option B (Mixed Consideration): (A) a cash amount equal to 10% of such holder’s portion of the Gross Consideration Value (the “Cash Option B Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of ARKO Corp. equal to (i) such holder’s portion of the Gross Consideration Value divided by $10.00, minus (ii) such holder’s Cash Option B Amount divided by $8.50.

c.

Option C (Mixed Consideration): (A) a cash amount equal to 20.913% of such holder’s portion of the Gross Consideration Value (the “Cash Option C Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of ARKO Corp. equal to (i) such holder’s portion of the Gross Consideration Value divided by $10.00, minus (ii) such holders Cash Option C Amount divided by $8.50.

The controlling shareholders of the Company, Mr. Kotler and Mr. Willner, announced that they would choose only one of Option A or Option B. Therefore, the total cash consideration to the total shareholders of the Company will not exceed approximately $100 million.

The GPM Minority announced that they will receive all of the Minority Consideration Value in ARKO Corp. shares. The agreement with the GPM Minority includes special arrangements with Ares with regard to their holdings in GPM including: (i) issuance of 1.1 million warrants by ARKO Corp. exercisable into 1.1 million shares in lieu of the Ares Warrants (see Note 3 above); and (ii) arrangement that grants Ares a value of $27.3 million for their shares in ARKO Corp. at the end of February 2023, by way of purchase of the shares or allotment of additional shares of ARKO Corp.

3.

Dividend distribution or additional consideration to the Company’s shareholders: According to the Merger Agreement, the Company is entitled through the HYAC Closing Date to declare a dividend in the amount up to its cash surplus balances as defined below (subject to obtaining the required approvals by law) or alternatively notify HYAC that its cash surplus will be paid in cash to the Company’s shareholders on the HYAC Closing Date as additional merger consideration. On November 30, 2020, the Company notified HYAC that the Company’s cash surplus balances are to be paid as additional merger consideration. The cash surplus was determined near the HYAC Closing Date and amounted to approximately $58.7 million, based on the amount of the Company’s cash and cash equivalents (including restricted cash with respect to the Company’s bonds) in excess of the outstanding indebtedness (which include mainly liabilities in respect of principal and interest of the Company’s bonds) plus the balance of any loans the Company made to GPM (including accrued interest).

4.

The share capital of ARKO Corp. following the HYAC Closing Date and details regarding the holdings of Haymaker’s Founders: According to HYAC’s prospectus dated June 2019, 40 million shares were allotted to the public at a price of $10 per share together with approximately 13.3 million warrants exercisable for a period of five years from the HYAC Closing Date to approximately 13.3 million shares in consideration for an exercise price of $11.50 per share. In addition, 0.5 million warrants were issued to financial institutions as part of the public issuance.

At the time of the above allotment, the HYAC’s Founders (“Haymaker Founders”) were allotted 10 million shares of HYAC, for a nominal consideration, together with approximately 5.55 million warrants allotted in consideration for $8.325 million exercisable for a period of five years from the HYAC Closing Date to approximately 5.55 million shares in consideration for an exercise price of $11.50 per share. According to the Merger Agreement on the HYAC Closing Date, 1 million shares out of 10 million shares that Haymaker Founders are entitled to and 2 million warrants, out of 5.55 million warrants they are entitled to, will be forfeited and 4.2 million shares will be deferred, so that at the HYAC Closing Date, the Haymaker Founders will be entitled to 4.8 million shares and 3.55 million warrants in ARKO Corp. Additional 2 million shares of ARKO Corp. will be issued subject to the share price of ARKO Corp. reaching $13.00 or higher within five years from the HYAC Closing Date, additional 2 million shares will be issued subject to the share price of ARKO Corp. reaching $15.00 or higher within seven years from the HYAC Closing Date and additional up to 200 thousand shares of ARKO Corp. will be issued subject to the number of Bonus Shares as defined in section 10 below issued to the holders of Series A Convertible Preferred Stock not being higher than an amount determined.

The final holding percentages of ARKO Corp.’s share capital at the HYAC Closing Date of Mr. Kotler and Mr. Willner will be determined based on all of the above, taking into account the decisions of other shareholders in the Company, the shareholders of HYAC and the provisions in section 10 below.

5.

ARKO Corp.’s Board of Directors: The Board of Directors of ARKO Corp. will be a staggered board consisting, as of the HYAC Closing Date, of seven directors, four of whom will be determined by the Company (including Mr. Kotler who will serve as chairman of the board), two directors who will be determined by HYAC and one director who will be determined by agreement between HYAC and the Company. Mr. Willner and some of the Haymaker Founders undertook that as long as they hold shares of ARKO Corp. for a period of seven years from the HYAC Closing Date, they will vote their shares in favor of Mr. Kotler’s appointment to the board of directors of ARKO Corp., subject to mechanisms set forth in the agreements.

6.

Mr. Kotler’s tenure at ARKO Corp.: Together with the engagement in the binding agreements, Mr. Kotler entered into an employment agreement with ARKO Corp., according to which Mr. Kotler will serve as CEO of ARKO Corp. and in accordance with the binding agreements will serve, in addition, as chairman of the board of ARKO Corp.

At the HYAC Closing Date, the existing management agreements between the Company, GPM and a company controlled by Mr. Kotler will terminate, other than Mr. Kotler’s continued entitlement to the annual bonus and the annual profit participation amount as specified in the existing management agreements for 2020.

7.

Representations and Additional Provisions: The Merger Agreement includes representations by the Company (with respect to it, GPM and its other subsidiaries) and HYAC as customary in such agreements. In accordance with the provisions of the Merger Agreement, the presentations made in its framework will expire on the HYAC Closing Date. In addition, the Merger Agreement stipulates provisions for the interim period between the date of signing the agreement and the HYAC Closing Date as is customary in such agreements, mechanisms for release from the Merger Agreement and clauses terminating the Merger Agreement, including reference to a termination fee and to a capital incentive plan after the HYAC Closing Date.

8.

Registration Document: On September 10, 2020, ARKO Corp. submitted to the Securities and Exchange Commission (the “SEC”) a draft Registration Statement which included a prospectus (on Form S-4) (the “Registration Statement”). On November 6, 2020, the Registration Statement was declared effective by the SEC and according to the Registration Statement, HYAC convened the HYAC shareholders’ meeting for the approval of the Merger Transaction for December 8, 2020. The Registration Statement becoming effective fulfills a condition to the approval of the Merger Transaction and the offering of ARKO Corp.’s securities to the Company’s shareholders as part of the Merger Transaction.

9.

Closing Conditions to the Merger Transaction: The consummation of the Merger Transaction is subject to, among other things, the fulfillment of closing conditions, the primary of which are as follows: (1) approval by HYAC’s shareholders of the Merger Transaction (received on December 8, 2020); (2) HYAC’s cash balance prior to the HYAC Closing Date being at least $275 million (including the PIPE Investment described in section 10 below); (3) approval by the Company’s shareholders of the Merger Transaction in accordance to section 275 to the Israeli Companies Law (received on November 18, 2020); (4) receipt of approvals from certain third parties required to consummate the transaction as specified in the Merger Agreement; (5) the closing of the purchase of the holdings of the GPM Minority concurrently with the closing of the Merger Transaction; (6) the closing of the Empire Acquisition without a material adverse change to its terms (refer to Note 3 above regarding the fulfillment of this condition on October 6, 2020); (7) the Registration Statement being declared effective in accordance with US securities law (fulfilled on November 6, 2020); and (8) registration of the shares of ARKO Corp. on the Nasdaq and the Tel Aviv Stock Exchange for dual listing. The parties expect the remaining closing conditions required by the Merger Agreement to be satisfied no later than the HYAC Closing Date.

10.

PIPE Investment: On November 18, 2020, ARKO Corp. entered into a subscription agreement with certain investors (collectively, the “PIPE Investors”) (the “Subscription Agreement”) for the purchase by such investors of 700,000 shares of ARKO Corp.’s Series A convertible preferred stock, par value $0.0001 per share (the “Series A Convertible Preferred Stock”) at the HYAC Closing Date, and up to an aggregate of additional 300,000 shares of Series A Convertible Preferred Stock if, and to the extent, ARKO Corp. exercises its right to sell such additional shares at the HYAC Closing Date or close after that time (the “PIPE Investment”). The shares of Series A Convertible Preferred Stock to be sold in connection with the PIPE Investment were issued at a price per share of $100.00. The closing of the PIPE Investment was subject to certain conditions, including the closing conditions of the Merger Agreement or their waiver. On December 14, 2020, ARKO Corp. provided an exercise notice to the PIPE Investors of its right to sell the additional shares, so that on the HYAC Closing Date, 1,000,000 shares of Series A Convertible Preferred Stock will be issued to the PIPE Investors. The Subscription Agreement will be terminated, upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the mutual written agreement of the parties thereto, (iii) if any of the conditions to the closing of the Merger Agreement are not satisfied or waived on or prior to the HYAC Closing Date, (iv) January 31, 2021, or (v) if the Merger Agreement is amended to extend the final possible closing date thereunder, March 31, 2021.

Series A Convertible Preferred Stock

Conversion: Each share of Series A Convertible Preferred Stock will be convertible into shares of ARKO Corp. at the holder’s option at any time after the date of issuance of such share for a conversion price equal to $12.00 per share of Series A Convertible Preferred Stock, adjusted for customary recapitalization events (the “Conversion Rate”). Holders will also be entitled to additional shares of ARKO Corp. common stock (the “Bonus Shares”) up to a total of 1.2 million Bonus Shares upon any optional conversion of Series A Convertible Preferred Stock by the holder for which notice of conversion is provided after June 1, 2027, but prior to August 31, 2027. The specific number of Bonus Shares will be determined according to ARKO Corp’s volume weighted average price (the “VWAP”) for the 30 trading days prior to June 1, 2027, adjusted for customary recapitalization events. Commencing from the 18 month anniversary of the closing of the Subscription Agreement, each share of Series A Convertible Preferred Stock will automatically convert into fully paid and nonassessable shares of ARKO Corp. common stock at the then-applicable Conversion Rate (an “Automatic Conversion”), if, at any time during target periods as set forth in the amended and restated Certificate of Incorporation of ARKO Corp. (the “Charter”), the VWAP of ARKO Corp. common stock equals or exceeds the applicable target price as agreed in the Charter for that period (ranging between $15.50 to $18 per share for the period until March 31, 2025 and $18 thereafter, adjusted for any customary recapitalization events), provided that the average daily trading volume for ARKO Corp’s common stock is at least $7.5 million.

Dividends: Holders will be entitled to receive, when, if, and as declared by the board of directors of ARKO Corp., cumulative dividends at the annual rate of 5.75% of the then-applicable Liquidation Preference (as defined below) per share of Series A Convertible Preferred Stock, paid or accrued quarterly in arrears (the “Dividend Rate”). If ARKO Corp. fails to pay a dividend for any quarter at the then-prevailing Dividend Rate, then for purposes of calculating the accrual of unpaid dividends for such quarter then ended, dividends will be calculated to have accrued at the then-prevailing Dividend Rate plus 3% on an annual basis provided that the Dividend Rate will, in no event, exceed an annual rate of 14.50%, and will revert to 5.75% upon ARKO Corp. paying in cash all then-accrued and unpaid dividends on the Series A Convertible Preferred Stock. If ARKO Corp. breaches any of the protective provisions set forth below or fails to redeem the Series A Preferred Stock upon the proper exercise of any redemption right by the holders, the Dividend Rate will increase to an annual rate of 15% for so long as such breach or failure to redeem remains in effect.

Redemption: At any time on or after August 31, 2027, holders of at least a majority of the then outstanding shares of Series A Convertible Preferred Stock or ARKO Corp. may deliver written notice requesting or notifying of redemption of all or a portion of shares of Series A Convertible Preferred Stock at a price equal to the Liquidation Preference (as defined below).

In addition, if ARKO Corp. undergoes a Change of Control (as defined in the Charter), each holder, at such holder’s election, may require ARKO Corp. to purchase (a “Change of Control Put”) all or a portion of such holder’s shares of Series A Convertible Preferred Stock that have not been converted, at a purchase price per share of Series A Convertible Preferred Stock, payable in cash, equal to the greater of (A) the sum of (x) the product of 101% multiplied by $100.00 per share of Series A Convertible Preferred Stock, adjusted for any customary recapitalization events (the “Original Issue Price”), plus (y) all accrued but unpaid dividends in respect of such share as of the effective date of the Change of Control or (B) the amount payable in respect of such share in such Change of Control if such share of Series A Convertible Preferred Stock had been converted into common stock immediately prior to such Change of Control. In the event that a holder shall be entitled to redemption or a payment under this section and such payment is prohibited by Delaware law, then the Dividend Rate will be raised as set forth above to 15%.

Voting Rights: Except as required by Delaware law or with regard to matters relating to their rights, holders will not be entitled to vote on any matter presented to the holders of ARKO Corp. common stock for their action or consideration. Provided that at any time, the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock are entitled to provide written notification to ARKO Corp. that such holders are electing, on behalf of all holders, to activate their voting rights so that holders and holders of ARKO Corp.’s common stock will vote as a single class in an as converted basis. Holders will be and continue to be entitled to vote their shares of Series A Convertible Preferred Stock unless and until holders of at least a majority of the outstanding shares of Series A Preferred Stock provide further written notice to ARKO Corp. that they are electing to deactivate their voting rights. As part of its dual listing undertakings, ARKO Corp. undertook that if the holders exercise their right to vote on an as converted basis, unless permitted under section 46b of the Israeli Securities Law, ARKO Corp.’s shares will be delisted from the Tel-Aviv Stock Exchange.

Liquidation Preference: Upon the occurrence of the liquidation, dissolution or winding up of ARKO Corp., either voluntary or involuntary, or a change of control of ARKO Corp. (a “Liquidation Event”), holders will be entitled to receive, prior and in preference to any distribution of any of ARKO Corp.’s assets to the holders of ARKO Corp.’s common stock, an amount equal to the greater of (x) $100 per share of Series A Convertible Preferred Stock, plus all accrued and unpaid dividends thereon, if any (the “Liquidation Preference”), for such holders’ shares of Series A Convertible Preferred Stock or (y) the amount such holder would have received if such holder had converted such holders’ shares of Series A Convertible Preferred Stock into ARKO Corp. common stock immediately prior to such Liquidation Event.

Protective Rights: As long as the Series A Convertible Preferred Stock are outstanding, ARKO Corp. will not be permitted without the consent of the holders of a majority of the then outstanding shares of such Series A Convertible Preferred Stock to: (i) incur indebtedness if the incurrence of such indebtedness results in the leverage ratio (as defined in the Ares Credit Agreement) being greater than 7:00:1:00, (ii) change or amend or waive the Charter or By Laws of ARKO Corp. if that will result in the rights, preference or privileges with respect to the Series A Convertible Preferred Stock changed or diminish in a material way, and (iii) issuance or undertaking to issue any new class of equity rights that entitle to dividends or payments upon liquidation senior to or pari passu with the Series A Convertible Preferred Stock.

Transfer Restrictions: Holders may not transfer shares of Series A Convertible Preferred Stock for three years following the initial issue date of Series A Convertible Preferred Stock without the prior written consent of ARKO Corp. (not to be unreasonably withheld). After such date, shares of Series A Convertible Preferred Stock may be transferred without the prior written consent of ARKO Corp.

Short Position: Each Holder undertook that it and certain of its affiliates will not be permitted to hold a “put equivalent position” (as defined under the Securities Exchange Act of 1934, as amended) or other short position in ARKO Corp. common stock at periods specified in the Charter.

Registration Rights and Lock Up: The PIPE Investors are planned to join the Registration and Lock Up Agreement as signed by other shareholders of ARKO Corp.

11.

On November 18, 2020, a special and annual shareholders meeting of the Company approved the Merger Transaction, as well as certain resolutions with regard to the Company’s current compensation policy, the purchase of a run-off insurance policy and an equity compensation and retention plan for officers in the Company (who are not controlling shareholders).

The parties are working to close the Merger Transaction on December 22, 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Arko Holdings Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Arko Holdings Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and December 31, 2018, the related consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of matter

As discussed in Note 2 to the consolidated financial statements, the Company has adopted new accounting guidance effective January 1, 2019, related to the method of accounting for leases. Our opinion is not modified with respect to this matter.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2020.

Charlotte, North Carolina

September 9, 2020

ARKO HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$32,117	$29,891
Restricted cash with respect to the Company’s bonds	4,260	3,731
Restricted cash	14,423	13,749
Trade receivables, net	23,190	21,589
Inventory	157,752	141,854
Other current assets	58,369	61,045

Total current assets	290,111	271,859
Non-current assets:
Property and equipment, net	367,151	538,896
Right-of-use assets under operating leases	793,086	—
Right-of-use assets under financing leases, net	180,557	—
Goodwill	133,952	103,766
Intangible assets, net	24,971	32,306
Restricted investments	31,825	31,825
Non-current restricted cash with respect to the Company’s bonds	1,963	2,179
Equity investment	3,770	3,961
Deferred tax asset	—	1,521
Other non-current assets	19,979	41,698

Total assets	$1,847,365	$1,028,011

Liabilities
Current liabilities:
Lines of credit	$82,824	$47,845
Long-term debt, current portion	19,131	14,978
Accounts payable	128,828	120,374
Other current liabilities	67,519	79,652
Provision — Pension Fund	—	16,500
Operating leases, current portion	34,303	—
Financing leases, current portion	7,876	—

Total current liabilities	340,481	279,349
Non-current liabilities:
Long-term debt, net	218,680	180,605
Asset retirement obligation	36,864	31,165
Operating leases	816,558	—
Financing leases	202,470	—
Capital leases	—	205,906
Deferred tax liability	1,041	—
Other non-current liabilities	36,381	106,817

Total liabilities	1,652,475	803,842

Commitments and contingencies — see Note 12
Shareholders’ equity:
Common stock (NIS 0.01 par value) — authorized, 5,135,153 shares; issued and outstanding, 760,339 and 759,313 shares, respectively	2,735	2,732
Additional paid-in capital	101,957	91,876
Accumulated other comprehensive income (loss)	4,444	(76)
Accumulated deficit	(43,363)	(5,135)

Total shareholders’ equity	65,773	89,397
Non-controlling interest	129,117	134,772

Total equity	194,890	224,169

Total liabilities and equity	$1,847,365	$1,028,011

The accompanying notes are an integral part of these consolidated financial statements.

ARKO HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the year ended December 31,
	2019	2018	2017
Revenues:
Fuel revenue	$2,703,440	$2,734,538	$1,966,905
Merchandise revenue	1,375,438	1,281,611	1,031,798
Other revenues, net	49,812	48,734	42,431

Total revenues	4,128,690	4,064,883	3,041,134
Operating expenses:
Fuel costs	2,482,472	2,517,302	1,796,026
Merchandise costs	1,002,922	935,936	752,752
Store operating expenses	506,524	470,444	377,455
General and administrative	69,311	62,017	50,622
Depreciation and amortization	62,404	53,814	38,187

Total operating expenses	4,123,633	4,039,513	3,015,042

Other expenses (income), net	3,733	(10,543)	5,159

Operating income	1,324	35,913	20,933
Interest and other financial income	1,451	10,020	342
Interest and other financial expenses	(43,263)	(29,951)	(29,807)

(Loss) income before income taxes	(40,488)	15,982	(8,532)
Income tax (expense) benefit	(6,167)	7,933	9,734
Loss from equity investment	(507)	(451)	(452)
Net loss attributable to discontinued operations	—	—	(11)

Net (loss) income	$(47,162)	$23,464	$739

Less: Net (loss) income attributable to non-controlling interests	(3,623)	12,498	6,568

Net (loss) income attributable to Arko Holdings Ltd	$(43,539)	$10,966	$(5,829)

Net (loss) earnings per share — basic and diluted	$(0.06)	$0.01	$(0.01)
Weighted average shares outstanding:
Basic and diluted	773,796	772,633	758,688

The accompanying notes are an integral part of these consolidated financial statements.

ARKO HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands)

	For the year ended December 31,
	2019	2018	2017
Net (loss) income	$(47,162)	$23,464	$739
Other comprehensive income (loss):
Foreign currency translation adjustments	4,520	(4,332)	5,117

Total other comprehensive income (loss)	4,520	(4,332)	5,117

Comprehensive (loss) income	$(42,642)	$19,132	$5,856

Less: Comprehensive (loss) income attributable to non-controlling interests	(3,623)	12,498	6,568

Comprehensive (loss) income attributable to Arko Holdings Ltd	$(39,019)	$6,634	$(712)

The accompanying notes are an integral part of these consolidated financial statements.

ARKO HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity	Non-Controlling Interests	Total Equity
	Shares	Amount
Balance at December 31, 2016	717,367	$2,616	$74,888	$(10,272)	$(861)	$66,371	$105,935	$172,306

Share-based compensation	—	—	345	—	—	345	—	345
Conversion of convertible bonds	40,814	113	9,985	—	—	10,098	—	10,098
Expiration of Put Option	—	—	7,214	—	—	7,214	3,304	10,518
Sale of new preferred units in subsidiary, net	—	—	(1,321)	—	—	(1,321)	24,071	22,750
Distributions to non-controlling interests	—	—	—	—	—	—	(8,650)	(8,650)
Other comprehensive income	—	—	—	—	5,117	5,117	—	5,117
Net (loss) income	—	—	—	(5,829)	—	(5,829)	6,568	739

Balance at December 31, 2017	758,181	$2,729	$91,111	$(16,101)	$4,256	$81,995	$131,228	$213,223

Share-based compensation	—	—	490	—	—	490	—	490
Vesting and exercise of restricted share units	986	3	(3)	—	—	—	—	—
Conversion of convertible bonds	146	—	55	—	—	55	—	55
Transactions with non-controlling interests	—	—	223	—	—	223	(223)	—
Distributions to non-controlling interests	—	—	—	—	—	—	(8,731)	(8,731)
Other comprehensive loss	—	—	—	—	(4,332)	(4,332)	—	(4,332)
Net income	—	—	—	10,966	—	10,966	12,498	23,464

Balance at December 31, 2018	759,313	$2,732	$91,876	$(5,135)	$(76)	$89,397	$134,772	$224,169

Cumulative effect of adoption of new acccounting standard	—	—	—	5,311	—	5,311	2,289	7,600

Balance at January 1, 2019 after adjustments	759,313	$2,732	$91,876	$176	$(76)	$94,708	$137,061	$231,769

Share-based compensation	—	—	516	—	—	516	—	516
Vesting and exercise of restricted share units	986	3	(3)	—	—	—	—	—
Conversion of convertible bonds	40	—	16	—	—	16	—	16
Transactions with non-controlling interests	—	—	9,552	—	—	9,552	4,341	13,893
Distributions to non-controlling interests	—	—	—	—	—	—	(8,662)	(8,662)
Other comprehensive income	—	—	—	—	4,520	4,520	—	4,520
Net loss	—	—	—	(43,539)	—	(43,539)	(3,623)	(47,162)

Balance at December 31, 2019	760,339	$2,735	$101,957	$(43,363)	$4,444	$65,773	$129,117	$194,890

The accompanying notes are an integral part of these consolidated financial statements.

ARKO HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net (loss) income	$(47,162)	$23,464	$739
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	62,404	53,814	38,187
Deferred income taxes	4,299	(9,783)	(6,099)
Gain on bargain purchase	(406)	(24,026)	—
(Gain) loss on disposal of assets and impairment charges	(1,291)	1,517	538
Foreign currency loss (gain)	10,158	(9,216)	7,904
Amortization of deferred financing costs, debt discount and premium	522	301	290
Amortization of fuel and other vendor agreements	(8,848)	(7,982)	(5,604)
Accretion of asset retirement obligation	1,549	1,321	1,449
Non-cash rent	7,582	4,695	3,937
Charges (reductions) to allowance for doubtful accounts, net	91	175	(48)
Loss from equity investment	507	451	452
Share-based compensation	516	490	345
Provision — Pension Fund	—	19,000	—
Indemnification asset	—	(1,500)	—
Cancellation of Midwest Seller Note	—	(16,338)	—
Other operating activities, net	—	(3,258)	(1,838)

Changes in assets and liabilities:
(Increase) decrease in trade receivables	(1,692)	6,446	(8,355)
Increase in inventory	(7,302)	(7,352)	(6,955)
Decrease (increase) in other assets	7,212	1,058	(6,199)
Increase in accounts payable	8,830	6,313	6,120
Increase (decrease) in other current liabilities	5,064	12,150	(8,697)
Decrease in asset retirement obligation	(450)	(79)	(179)
Increase in non-current liabilities	1,714	6,841	11,521

Net cash provided by operating activities	$43,297	$58,502	$27,508

Cash flows from investing activities:
Purchase of property and equipment	$(58,261)	$(51,619)	$(38,945)
Purchase of intangible assets	—	—	(285)
Proceeds from sale of property and equipment	18,982	1,885	21,621
Business acquisitions, net of cash	(33,587)	(71,373)	(20,071)
Loans to equity investment	(174)	(185)	(50)
Decrease (increase) in designated cash	—	16,638	(16,638)

Net cash used in investing activities	$(73,040)	$(104,654)	$(54,368)

The accompanying notes are an integral part of these consolidated financial statements.

ARKO HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(in thousands)

	Year ended December 31,
	2019	2018	2017
Cash flows from financing activities:
Lines of credit, net	$34,893	$12,280	$11,208
Repayment of related-party loan	(850)	—	—
Receipt of long-term debt, net	50,934	8,512	2,800
Repayment of debt	(18,079)	(17,072)	(10,101)
Payment of Provision — Pension Fund	(17,500)	—	—
Proceeds from issuance of long-term debt, net	—	59,197	9,786
Proceeds from sale of new preferred units in a subsidiary, net	—	—	22,745
Payment of issuance costs	—	—	(407)
Principal payments on financing leases	(9,051)	—	—
Principal payments on capital leases	—	(8,356)	(5,001)
Distributions to non-controlling interests	(8,654)	(8,724)	(8,592)

Net cash provided by financing activities	$31,693	$45,837	$22,438

Effect of exchange rate on cash and cash equivalents and restricted cash	1,263	(1,397)	1,965
Net increase (decrease) in cash and cash equivalents and restricted cash	1,950	(315)	(4,422)
Cash and cash equivalents and restricted cash, beginning of year	49,550	51,262	53,719

Cash and cash equivalents and restricted cash, end of year	$52,763	$49,550	$51,262

Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents, beginning of year	$29,891	$35,215	$41,036
Restricted cash, beginning of year	13,749	12,447	10,548
Restricted cash with respect to the Company’s bonds, beginning of year	5,910	3,600	2,135

Cash and cash equivalents and restricted cash, beginning of year	$49,550	$51,262	$53,719

Cash and cash equivalents, end of year	$32,117	$29,891	$35,215
Restricted cash, end of year	14,423	13,749	12,447
Restricted cash with respect to the Company’s bonds, end of year	6,223	5,910	3,600

Cash and cash equivalents and restricted cash, end of year	$52,763	$49,550	$51,262

Supplementary cash flow information:
Cash received for interest	$1,809	$538	$239
Cash paid for interest	30,622	26,808	18,160
Cash received for taxes	3,445	3,308	141
Cash paid for taxes	2,784	1,833	3,950

The accompanying notes are an integral part of these consolidated financial statements.

ARKO HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(in thousands)

	Year ended December 31,
	2019	2018	2017

Supplementary noncash activities:
Deferred income not yet received	$—	$1,080	$631
Payment to the pension fund by use of funds held in the indemnification escrow account.	(1,500)	—	—
Put option liability — Fuel USA Acquisition	—	—	(14,867)
Prepaid insurance premiums financed through notes payable	2,941	2,023	1,060
Purchases of equipment in accounts payable and accrued expenses	5,017	4,450	3,790
Purchase of property and equipment under operating leases	16,893	5,885	9,295
Disposals of leases of property and equipment	2,129	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ARKO HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

Arko Holdings Ltd. (the “Company”) is a public company incorporated in Israel, whose securities are listed for trading on the Tel Aviv Stock Exchange Ltd.

As of December 31, 2019 and 2018, the main activity of the Company was its holding, through fully owned and controlled subsidiaries, of controlling rights in GPM Investments, LLC (“GPM” and in the notes below including subsidiaries wholly owned and controlled by it). GPM is a Delaware limited liability company formed on June 12, 2002 and is engaged directly and through fully owned and controlled subsidiaries (directly or indirectly) in retail activity which includes the operations of a chain of convenience stores, most of which include adjacent gas stations, and in wholesale activity which includes the supply of fuel to gas stations operated by third parties. The “Group” refers to the Company and its subsidiaries and its affiliates.

As of December 31, 2019, GPM’s activity included the self-operation of approximately 1,270 sites and the supply of fuel to approximately 130 gas stations operated by external operators (dealers), all in 23 states in the Mid-Atlantic, Midwestern, Northeastern, Southeastern and Southwestern United States (“US”).

As of December 31, 2019, GPM holds (directly and through subsidiaries wholly owned and controlled by it) approximately 80.68% of the limited partnership interests in GPM Petroleum LP (“GPMP”), which purchases fuel from fuel suppliers and supplies fuel to GPM. Additionally, GPM holds all of the rights in the general partner of GPMP. For additional information, see Note 3.G. below.

The Group has three reporting segments: retail, wholesale and GPMP. Refer to Note 21 below for further information with respect to segments.

2. Summary of Significant Accounting Policies

Basis of Presentation

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

In the preparation of consolidated financial statements, management may make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include right-of-use assets and lease liabilities; impairment of goodwill, intangible, right-of-use and fixed assets; useful lives of fixed assets; environmental assets and liabilities; deferred tax assets; and asset retirement obligations.

Foreign Currency Translation

The functional currency of the Company is the New Israeli Shekel (“NIS”) and the reporting currency is the US dollar.

A substantial portion of the Company’s costs on a standalone basis are incurred in NIS and the Company finances its operations on a standalone basis mainly in NIS. As such, the Company’s management believes that the NIS is the currency of the primary economic environment in which the Company operates. Thus, the functional currency of the Company is NIS.

The revenues of GPM and its subsidiaries are generated in US dollars. In addition, most of the costs of GPM and its subsidiaries are incurred in US dollars. The Company’s management believes that the US dollar is the primary currency of the economic environment in which the GPM and its subsidiaries operates. Thus, the functional currency of GPM and its subsidiaries is the US dollar.

Transactions and balances that are denominated in currencies that differ from the functional currencies have been remeasured into US dollars in accordance with principles set forth in Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters. At each balance sheet date, monetary items denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations as financial expenses or income, as appropriate.

For the Company and its investee whose functional currency has been determined to be other than the US dollar, assets and liabilities are translated at year-end exchange rates, and statement of operations items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive income (loss) in equity.

Cash and Cash Equivalents

The Group considers all highly liquid investments with a maturity of three months or less at the time of purchase, which are not restricted, to be cash equivalents, of which there were $21.1 million and $14.3 million at December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, $3.3 million and $14.3 million of cash and cash equivalents, respectively, were denominated in NIS. Cash and cash equivalents are maintained at financial institutions.

Restricted Cash

The Group classifies as restricted cash any cash and cash equivalents that are currently restricted from use in order to comply with agreements with third parties, including cash related to net lottery proceeds.

Restricted Cash with Respect to the Company’s Bonds

The Group classifies designated cash for specific use only in accordance with the provisions as established in the bonds’ Deeds of Trust, as defined in Note 11 below, as restricted cash with respect to Company’s bonds . These amounts are deposited in a financial institution as Reserved Principal and Interest and are intended for use according to the Bonds (Series C) Deed of Trust, as defined in Note 11 below. The designated cash is classified as current assets and non-current assets according to the date on which the Company is expected to use the balances or according to the nature of the assets to which they are designated. As of December 31, 2019 and 2018, $3.4 million and $5.9 million of restricted cash, respectively, with respect to the Company’s bonds was denominated in NIS.

Trade Receivables

The majority of trade receivables are typically from dealers, customer credit accounts and credit card companies in the ordinary course of business. As such, GPM has not experienced significant write-offs for the years ended December 31, 2019, 2018 and 2017. At each balance sheet date, GPM assesses its need for an allowance for potential losses in the collection of its receivables and records an allowance using past experience and on a specific basis with regard to debts as to which evidence exists that GPM does not have the ability to collect the balance of the debt. Balances due in respect of credit cards processed through GPM’s fuel suppliers are collected within two to three days depending upon the day of the week of the purchase and time of day of the purchase. Receivables from dealers and customer credit accounts are typically due within two to 30 days and are stated as amounts due. Accounts that are outstanding longer than the payment terms are considered past due. GPM writes off receivable amounts after determination that the balances are uncollectible.

Inventory

Inventory is stated at the lower of cost or net realizable value. Inventory cost is determined using the average cost, net of vendor rebates or discounts in the event that they can be attributed to inventory, using the first-in, first-out (FIFO) basis, which approximates the actual cost of the inventory. The net realizable value is an estimate of the sales price in the ordinary course of business less an estimate of the costs required in order to execute the sale. The Group periodically reviews inventory for obsolescence and records a charge to merchandise costs for any amounts required to reduce the carrying value of inventories to net realizable value.

Restricted Investments

Restricted investments consist primarily of US Treasury and other investment grade securities with maturities no longer than one year. Investments are considered held-to-maturity and carried at amortized cost. When applicable, the cost of securities sold will be based on the specific identification method. The balance of the restricted investments at December 31, 2019 and 2018 secured 98% of the outstanding principal amount of the GPMP PNC Term Loan as defined and described in Note 11 below, and will secure this balance until the loan is fully repaid. As a result, the balance was classified as a non-current asset.

Property and Equipment

Property and equipment are carried at cost or, if acquired through a business combination, at the fair value of the assets as of the acquisition date, less accumulated depreciation and accumulated impairment losses. Expenditures for maintenance and repairs are charged directly to expense when incurred and major improvements are capitalized. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets as follows:

Range in Years
Buildings and leasehold improvements	15 to 40
Signs	5 to 15
Other equipment (primarily office equipment)	5 to 7
Computers, software and licenses	3 to 5
Motor vehicles	7
Fuel equipment	5 to 30
Equipment in convenience stores	5 to 15

Amortization of leasehold improvements is recorded using the straight-line method based upon the shorter of the remaining terms of the leases including renewal periods that are reasonably assured or the estimated useful lives.

Impairment of Long-lived Assets

The Group reviews its long-lived assets, including property and equipment, right-of-use assets and amortizable intangible assets, for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If a review indicates that the assets will not be recoverable, based on the expected undiscounted net cash flows of the related asset, an impairment loss is recognized to the extent carrying value of the assets exceeds their estimated fair value and the asset’s carrying value is reduced to fair value. Impairment losses related to property and equipment and right-of-use assets of $5.1 million, $1.5 million and $1.0 million were recorded in relation to closed and non-performing stores during the years ended December 31, 2019, 2018 and 2017, respectively. No impairment was recognized for long-lived intangible assets during the years ended December 31, 2019, 2018 and 2017.

Business Combinations

The Group applies the provisions of ASC 805, Business Combinations, and allocates the fair value of purchase consideration to the tangible and intangible assets acquired, and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the excess is recognized immediately within the other expenses (income), net in the consolidated statements of operations as a gain on bargain purchase. In subsequent periods, the goodwill is measured at cost less accumulated impairment losses.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair value of net assets of businesses acquired. For the purpose of impairment testing, goodwill is allocated to each of the Group’s reporting units (or groups of reporting units) expected to benefit from the synergies of the business combination. Intangible assets acquired in a purchase business combination are recorded at fair value as of the date acquired. Amortization of finite lived intangible assets is provided using the straight-line method of amortization over the estimated useful lives of the intangible assets as follows:

Range in Years
Goodwill	Indefinite life
Trade names	5
Customer relationships	9 to 14
Fuel supply agreements	5 to 10
Option to acquire ownership rights	5 to 15
Option to develop stores	5
Franchise rights	3 to 20

Goodwill is reviewed annually on December 31 for impairment, or more frequently if indicators of impairment exist, such as disruptions in the business, unexpected significant declines in operating results or a sustained market capitalization decline. Goodwill is tested for impairment by first comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the reporting unit’s fair value (as determined in the first step) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. The Group completed the annual impairment analyses for goodwill for the years ended December 31, 2019, 2018 and 2017, and no impairment was recognized.

Non-controlling Interest

These consolidated financial statements reflect the application of ASC 810, Consolidation, which establishes accounting and reporting standards that require: (i) the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the consolidated balance sheet within shareholders’ equity, but separate from the parent’s equity, (ii) the amount of consolidated net income attributable to the parent and the non-controlling interest to be clearly identified and presented on the face of the consolidated statements of operations, and (iii) changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently.

The Company’s investments in GPM and GPMP are accounted for under the method of accounting referred to as the hypothetical liquidation at book value method (“HLBV”) for allocating the profits and losses. In accordance with this method, profits and losses are allocated between the Company and the non-controlling interest assuming at the end of the reporting period, GPM and GPMP would liquidate or distribute its assets and redeem its liabilities at their book value. Refer to Note 3.G. below for further details.

Due to the terms of GPMP’s Agreement of Limited Partnership as described below, and the preference provided to the Investor (as defined in Note 3.G. below) in the monthly distributions of GPMP as well as in liquidation, the Investor’s investment was classified in the consolidated statements of changes in equity as ‘Non-controlling interests.’ A non-controlling interest was also recorded for the interests owned by the seller of the Fuel USA sites (the “Apple Seller”) and the seller of the Riiser sites (the “Riiser Seller).

Equity Investment

For equity investments that are not required to be consolidated, the Company evaluates the level of influence it is able to exercise over an entity’s operations to determine whether to use the equity method of accounting. Equity investments for which the Company determines that the Company has significant influence are accounted for as equity method investment. The Company evaluates its equity method investment presented for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investment may be impaired.

Since January 2014, the Company holds joint control (50%) of Ligad Investments and Construction Ltd., which is presented on the Company’s books using the equity method of accounting. As of December 31, 2019, Ligad owes the Company approximately $0.7 million, bearing interest at the prime rate plus 1% and payable on December 31, 2020.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the item being valued.

Significant estimates of fair value for the Group include, among other items, assets purchased through acquisitions, tangible and intangible assets acquired and liabilities assumed through business combinations and certain leases. The Group also uses fair value measurements to routinely assess impairment of long-lived assets, intangible assets and goodwill.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to the customers. This requires the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. Control is transferred to the customer over time if the customer simultaneously receives and consumes the benefits provided by the Group’s performance. If a performance obligation is not satisfied over time, the Group satisfies the performance obligation at a point in time.

Revenue is recognized in an amount that reflects the consideration to which the Group expects to be entitled in exchange for goods or services.

When the Group satisfies a performance obligation by transferring control of goods or services to the customer, revenue is recognized against contract assets in the amount of consideration for which the Group is entitled. When the consideration amount received from the customer exceeds the amounts recognized as revenue, the Company recognizes a contract liability for the excess.

The Group evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or a net basis. In performing this analysis, the Group considers first whether it controls the goods before they are transferred to the customers and if it has the ability to direct the use of the goods or obtain benefits from them. The Group also considers the following indicators: (1) the primary obligor, (2) the latitude in establishing prices and selecting suppliers, and (3) the inventory risk borne by the Group before and after the goods have been transferred to the customer. When the Group acts as principal, revenue is recorded on a gross basis. When the Group acts as agent, revenue is recorded on a net basis.

The adoption of ASC 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2018, did not materially change the Group’s revenue recognition patterns. The principles for recognizing revenue as codified in ASC 605, Revenue Recognition, were applied during the year ended December 31, 2017. No restatements to revenues or expenses were required to be made to the consolidated statements of operations as the Group adopted ASC 606 using the modified retrospective transition method.

The Group’s revenue recognition patterns are described below by reportable segment:

Retail

•

Fuel revenue and merchandise revenue — Revenues from the sale of merchandise and fuel less discounts given and returns are recognized upon delivery, which is the point at which control and title is transferred, the customer has accepted the product and the customer has significant risks and rewards of owning the product. The Group typically has a right to payment once control of the product is transferred to the customer. Transaction prices for these products are typically at market rates for the product at the time of delivery. Payment terms require customers to pay shortly after delivery and do not contain significant financing components.

•

Customer loyalty program — GPM’s customer loyalty program provides GPM’s customers rights to purchase products at a lower price or at no cost in future periods. The sale of products in accordance with GPM’s loyalty program are recognized as multiple performance obligations. The consideration for the sale is allocated to each performance obligation identified in the contract (the actual purchases and the future purchases) on a relative stand-alone selling price basis. Revenue for the rights granted is deferred and recognized on the date on which GPM completes its obligations in respect thereof or when it expires. The related contract liability for the customer loyalty program was approximately $1.9 million and $1.4 million as of December 31, 2019 and December 31, 2018, respectively, and was included in other current liabilities on the consolidated balance sheets.

•

Fuel taxes — Certain fuel and sales taxes are invoiced by fuel suppliers or collected from customers and remitted to governmental agencies either directly, or through suppliers, by GPM. Whether these taxes are presented on a gross or net basis is dependent on whether GPM is acting as a principal or agent in the sales transaction. Fuel excise taxes are presented on a gross basis for fuel sales because GPM is acting as the primary obligor, has pricing latitude, and is also exposed to inventory and credit risks. Fuel revenue and fuel cost of revenue included fuel taxes of $500.1 million, $464.1 million and $363.1 million for 2019, 2018 and 2017, respectively.

•

Commissions on sales of lottery products, money orders and prepaid value cards — The Group recognizes a commission on the sale of lottery products, money orders, and sales of prepaid value cards (gift or cash cards) at the time of the sale to the consumer.

GPMP

•	GPMP recognizes revenue upon delivery of the fuel to GPM and its subsidiaries selling fuel (both in the Retail and Wholesale segments).

Wholesale

•

Consignment transactions — In transactions of this type, GPM continues to be the owner of the fuel until the date of sale to the final customer (the consumer). In these transactions, the gross profit which is created from the sale of the fuel is allocated between GPM and the outside operator based on the terms of the relevant agreement with the outside operator. GPM recognizes revenues on the date of the sale to the final customer (namely, upon dispensing of the fuel by the consumer which is the date of transfer of control, risks and rewards to the final customer).

•

Fuel supply transactions — In transactions of this type, the outside operator purchases the fuel from GPM. GPM recognizes revenue upon delivery of the fuel to the outside operator (executed by an outside delivery company) which is the date of transfer of control, risks and rewards to the outside operator. In transactions of this type, the sales price to the outside operator is determined according to the cost price of the fuel to GPM plus the cost of transportation to the operator’s facility plus a margin as stated in the relevant agreement with the outside operator.

Refer to Note 21 for disclosure of the revenue disaggregated by segment and product line, as well as a description of the Company’s reportable segment operations.

Fuel Costs and Merchandise Costs

The Group records discounts and rebates received from suppliers as a reduction of inventory cost if the discount or rebate is based upon purchases or to merchandise costs if the discount relates to product sold. Discounts and rebates conditional upon the volume of the purchases or on meeting certain other goals are included in the consolidated financial statements on a basis relative to the progress toward the goals required to obtain a discount or rebate, as long as receiving the discounts or rebates is reasonably assured and its amount can be reasonably estimated. The estimate of meeting the goals is based, among other things, on contract terms and historical purchases/sales as compared to required purchases/sales.

The Group includes in fuel costs all costs incurred to acquire fuel, including the costs of purchasing and transporting inventory prior to delivery to customers. The Group does not own transportation equipment and utilizes third-party carriers to transport fuel inventory to the retail location. Fuel costs do not include any depreciation of property and equipment as there are no significant amounts that could be attributed to fuel costs. Accordingly, depreciation is separately classified in the consolidated statements of operations.

The Group recognizes merchandise vendor rebates based upon the period of time in which it has completed the unit purchases and/or sales as specified in the merchandise vendor agreements. The Group records such rebates as a reduction of merchandise costs.

Certain upfront amounts paid by merchandise suppliers are presented as a liability and are recorded to operations as a reduction of merchandise costs on a straight-line basis relative to the period of the agreement. In the event that GPM does not comply with the conditions of the agreement with the supplier, GPM may be required to repay the unamortized balance of the amount received based on the amortization schedule as defined in each agreement with the merchandise suppliers. These amounts are classified in other non-current liabilities, except for the current maturity which is classified in other current liabilities.

Amounts paid to GPM by fuel suppliers for renovation and upgrade costs associated with the rebranding of gas stations are presented as a liability and are recorded to operations as a periodic reduction of fuel costs on a straight-line basis relative to the period of the agreement. In the event that GPM does not comply with the conditions of the agreement with the supplier, GPM may be required to repay the unamortized balance of the grant to the supplier, based on the amortization schedule as defined in each applicable agreement. These grants are classified in other non-current liabilities, except for the current maturity which is classified in other current liabilities.

Total purchases from suppliers who accounted for 10% or more of total purchases for the periods presented were as follows:

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Fuel products — Supplier A	$401,657	$453,559	$408,497
Fuel products — Supplier B	420,805	410,995	347,700
Fuel products — Supplier C	290,935	310,223	252,599
Fuel products — Supplier D	307,029	305,452	176,964
Merchandise products — Supplier E	610,685	465,738	394,574

Environmental Costs

Environmental expenditures related to existing conditions, resulting from past or current operations and from which no current or future benefit is discernible, are expensed by the Group. A liability for environmental matters is established when it is probable that an environmental obligation exists and the cost can be reasonably estimated. If there is a range of reasonably estimated costs, the most likely amount will be recorded, or if no amount is most likely, the minimum of the range is used. Related expenditures are charged against the liability. Expenditures that extend the life of the related property or prevent future environmental contamination are capitalized.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs, net of co-op advertising reimbursement from certain vendors/suppliers, for the years ended December 31, 2019, 2018 and 2017 were $4.0 million, $4.7 million and $4.0 million, respectively, and were included in store operating and general and administrative expenses in the consolidated statements of operations.

Income Taxes

Income taxes are accounted for under the provisions of ASC 740, Income Taxes. Current and deferred taxes are recognized in profit or loss, except when they arise from the initial accounting for a business acquisition, in which case the tax affect is included in the accounting for the business acquisition. The current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is provided using the asset and liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred tax assets are recognized for future tax benefits and credit carryforwards to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date. Deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on the tax rates (and tax laws) that have been enacted by the end of the reporting periods. After determining the total amount of deferred tax assets, a determination is made as to whether it is more likely than not that some portion of the deferred tax assets will not be realized. If it is determined that a deferred tax asset is not likely to be realized, a valuation allowance is established. Deferred tax assets and deferred tax liabilities are offset if the Company had a legally enforceable right to offset current tax assets against current tax liabilities and the deferred tax relates to the same taxable entity and the same tax authority.

GPM is taxed as a partnership for US federal and certain state jurisdiction for income tax purposes. Certain subsidiaries of GPM are taxed as a corporation for US federal and state income tax purposes. The taxable income and loss from all activities of GPM, excluding the activities of GPM’s subsidiaries which are taxed as a corporation for US federal purposes, are included in the taxable income or loss of GPM’s members, including Arko Convenience Stores, LLC (“Arko Convenience”). As a result, current and deferred taxes reflected in the consolidated financial statements does not include the income or loss allocated to GPM members other than Arko Convenience.

Uncertain tax positions meeting the more likely than not recognition threshold are measured and recognized in the consolidated financial statements at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement.

The Group classifies interest and penalties related to income tax matters as a component of income tax expense on the statements of operations.

Earnings Per Share

Basic earnings per share are calculated in accordance with ASC 260, Earnings Per Share, by dividing net profit or loss attributable to ordinary equity holders of the Company (the numerator) by the weighted average number of ordinary shares outstanding during the reported period (the denominator). Diluted earnings per share are calculated, if applicable, by adjusting net profit attributable to ordinary equity holders of the Company, and the weighted average number of ordinary shares, taking into effect all potential dilutive ordinary shares.

Share-Based Compensation

ASC 718, Compensation — Stock Compensation (“ASC 718”), requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the statements of operations and establishes fair value as the measurement objective in accounting for share-based payment arrangements. ASC 718 requires the use of a valuation model to calculate the fair value of stock-based awards on the date of grant.

Restricted share units are valued based on the fair market value of the underlying stock on the date of grant. The Company records compensation expense for these awards based on the grant date fair value of the award, recognized ratably over the vesting period of the award.

The Company recognizes compensation expense related to stock-based awards with graded vesting on a straight-line basis over the vesting period. The Company’s share-based compensation expense includes estimates for forfeitures. If actual forfeitures differ from estimates, the Company adjusts share-based compensation expense accordingly.

Employee Benefits

Pursuant to Israel’s Severance Pay Law (1963), Israeli employees are entitled to severance pay equal to one month’s wage per year employed, based on the average wages of the last year of employment. Most of the Company’s employees are subject to section 14 of the Severance Pay Law (“Section 14”), according to which the employee’s severance pay is paid in advance and on a monthly basis into the employee’s pension insurance. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees, therefore, related assets and liabilities are not presented in the consolidated balance sheets.

GPM has a 401(k) retirement plan for its employees who may contribute up to 75% of eligible wages as defined in the plan, subject to limitations defined in the plan and applicable law. GPM matches a percentage of employee contributions according to the plan, subject to applicable law. GPM’s expense for matching contributions was approximately $237 thousand, $185 thousand and $165 thousand for the years ended December 31, 2019, 2018 and 2017, respectively.

Leases — Prior to January 1, 2019

General

Lease arrangements were classified as capital leases when the terms of the contract conveyed all significant risks and benefits derived from ownership to the lessee. The remaining leases were classified as operating leases.

The minimum lease payments included periods where an option was reasonably certain to be exercised as of the date of the commitment. The minimum lease payments did not include contingent rent which was that portion of the lease payments that was not fixed in amount but was based on the future amount of a factor that changes other than with the passage of time (i.e. future consumer price index increases, rental payments which are contingent upon fuel and merchandise sales). The contingent rent payments were accounted as expense in the period in which they were incurred. In instances where it was determined that an increase in the consumer price index coupled with a multiplier and a percentage increase cap effectively assures the cap will be reached each year, the capped payments were considered minimum lease payments.

The Group as Lessee

Operating leases

Minimum lease payments with respect to leasing agreements which have been classified as operating leases were charged to operations on the straight-line basis over the lease period.

Capital leases

On the date of the initial recognition of an agreement classified as a capital lease, the Group recognized a leased asset according to the present value of the future minimum lease payments or the fair value of the leased asset, whichever was lower. Such assets were recorded in the fixed assets section and were treated accordingly. A liability was also included on that date to the extent of the present value of the future minimum lease payments. This liability was repaid in installments over the length of the lease utilizing the effective interest method.

The Group as Lessor

Operating leases

Rental income from operating leases were recognized on the straight-line basis over the lease period.

Leases — Beginning January 1, 2019

The Group as Lessee

The Group assesses whether a contract is or contains a lease at inception of the contract. A contract contains a lease on the basis of whether the Group has the right to control the use of an identified asset for a period of time in exchange for consideration. While assessing whether a contract conveys the right to control the use of an identified asset, the Group assesses whether, throughout the period of use, it has both of the following:

•	the right to obtain substantially all of the economic benefits from use of the identified assets; and

•	the right to direct the use of the identified asset.

The lease term is the non-cancellable period of a lease together with periods covered by an option to extend the lease if the Group is reasonably certain it will exercise that option.

In assessing the lease term, the Group takes into account extension options that, as of the date of the initial implementation (January 1, 2019) of ASC 842 or at the inception of the lease, if after January 1, 2019, it is reasonably certain that it will exercise. The likelihood of the exercise of the extension options is examined considering, among other things, the lease payments during the extension periods in relation to the market prices, significant improvements in the leased properties that are expected to have a significant economic benefit for the Group during the extension period, actual profitability characteristics and expected profitability of the sites, the remaining non-cancellable period, the number of years under the extension periods, location of the leased property and the availability of suitable alternatives.

Because the interest rate implicit in the lease cannot be readily determined, the Group generally utilizes the incremental borrowing rates of the Group. These rates are defined as the interest rates that the Group would have to pay, on the commencement date of the lease, to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in the lease agreement and in a similar economic environment.

Lease payments included in the measurement of the lease liability consist of:

•	fixed lease payments (including in-substance fixed payments), including those in extension option periods which are reasonably certain to be exercised;

•	variable lease payments that depend on an index, initially measured using the index at the commencement date; and

•	the exercise price of purchase options, if the Group is reasonably certain it would exercise the options.

Variable rents that do not depend on an index or rate and which are not in-substance fixed lease payments (for example, payments that are determined as a percentage of sales) are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are included in store operating expenses in the statement of operations.

For variable lease payments that depend on an index or a rate (such as the consumer price index or a market interest rate), on the commencement date, the lease payments were initially measured using the index or rate at the commencement date. The Group does not remeasure the lease liability for changes in future lease payments arising from changes in an index or rate unless the lease liability is remeasured for another reason. Therefore, after initial recognition, such variable lease payments are recognized in statements of operations as they are incurred.

The Group determines if the lease is an operating lease or a financing lease (previously a capital lease), and recognizes right-of-use assets and lease liabilities for all leases, except for short-term leases (lease term of one year or less) and leases of low value assets. For these leases, the Group recognizes lease expense on a straight-line basis over the lease term.

At the commencement date, the lease liability is measured at the present value of future lease payments that are not paid at that date (not including payments made at the commencement date of the lease), discounted generally using the relevant incremental borrowing rate of the Group, and presented as a separate line item in the consolidated balance sheet. The operating lease liability is subsequently remeasured each period at the present value of future lease payments that are not paid at that date. The financing lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes corresponding adjustments to the related right-of-use asset) whenever the following occurs:

•

the lease term has changed as a result of, among other factors, a change in the assessment of exercising an extension option or a purchase option that results from the occurrence of a significant event or a significant change in circumstances that is within the control of the Group, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; or

•

a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use asset is measured at cost and presented as a separate line item in the balance sheet. The cost of the right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date, and any initial direct costs. In business combinations, the amount is adjusted to reflect favorable or unfavorable terms of the lease relative to market terms. Subsequently, the right-of-use asset under operating leases is measured at the carrying amount of the lease liability, adjusted for prepaid or accrued lease payments, unamortized lease incentives received and accumulated impairment losses. The right-of-use asset under financing leases is measured at cost less accumulated depreciation and accumulated impairment losses.

Whenever the Group incurs an obligation for costs (either on the commencement date or consequently) to dismantle and remove a leased asset, restore the site on which it is located, or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized. The costs are included in the related right-of-use asset.

Right-of-use assets under financing leases are depreciated based on the straight-line method over the shorter period of lease term and the useful life of the underlying asset, with weighted average depreciation periods are as follows:

Years
Leasehold improvements, buildings and real estate assets	17
Equipment	8

If the lease transfers ownership of the underlying asset to the Group by the end of the lease term or if the cost of the right-of-use asset reflects that the Group will exercise a purchase option, the Group will depreciate the right-of-use asset from the commencement date to the end of the useful life of the underlying asset.

The Group adjusts the right-of-use asset and as a result the depreciation period in the following periods when it remeasures the respective lease liability as described above.

The Group as Lessor

Leases for which the Group is a lessor are classified as financing or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership to the lessee, the contract is classified as a financing lease, including provisions such as the following:

•	the lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

•

the lessee has the option to purchase the underlying asset at a price that is expected to be sufficiently lower than its fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that the option will be exercised;

•	the lease term is for the major part of the economic life of the underlying asset even if title is not transferred; or

•	at the inception date, the present value of the lease payments amounts to at least substantially all of the fair value of the underlying asset.

All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified as a financing or operating lease by reference to the head lease’s underlying asset.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and depreciated on a straight-line basis over the lease term. Rental income on leased and subleased property to dealers and other third-parties is recognized on a straight-line basis based upon lease agreements with tenants.

For further information of the impact of initial application of ASC 842, see below.

New Accounting Pronouncements Adopted During 2019

Leases — The Company adopted Accounting Standards Update (“ASU”) No. 2016-02, which created ASC 842, which presents new requirements for accounting for leases, replacing the lease accounting requirements under ASC Topic 840 (“ASC 840”), and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both side of the contract, the lessee and the lessor.

The standard requires a lessee to recognize right-of-use assets, and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date for all leases, except for short-term leases. The lessor accounting requirements remains largely unchanged.

The standard’s primary impact was on the Group’s lease agreements of its convenience stores and gas stations. The Group adopted ASC 842 as of January 1, 2019 using the modified retrospective approach, with a cumulative effect adjustment to retained earnings as of January 1, 2019. Applying this method, the comparative information for the years ended December 31, 2018 and 2017, and as of December 31, 2018, has not been restated.

There was no impact from the adoption of ASC 842 on the accounting for the Group’s financing leases.

At the date of the initial implementation, leases of the convenience stores and gas stations and offices that were accounted for as operating leases were recognized as right-of-use assets and lease liabilities on the Group’s balance sheet as follows:

•

lease liabilities were recognized and measured based on the present value of the remaining lease payments, discounted using the incremental borrowing rate of GPM for each lease on the date of initial application; and

•

the right-of-use assets were recognized and measured in an amount equal to the lease liabilities, adjusted by balances related to these leases in the consolidated financial statements as of the date of initial application, including costs to dismantle and remove a leased asset, restore the site on which is it located or restore the underlying asset.

Some of the lease agreements include an increase in the consumer price index coupled with a multiplier and a percentage increase cap effectively assures the cap will be reached each year. The Group determined, based on past experience and consumer price index increase expectations, that these types of variable payments are in-substance fixed payments and such payments were included in the measurement of the lease liabilities as of the date of the initial implementation.

The Group applied the practical expedients to (1) not apply the requirement to recognize a right-of-use asset and a lease liability in respect of short-term leases of up to one year, (2) rely on previous assessments of lease classification and whether an arrangement contains a lease in accordance with current guidance with respect to agreements that exist at the date of initial application, (3) exclude initial direct costs from measurement of the asset at the transition date, and (4) use hindsight when determining the lease term and assessing impairment of right-of-use assets, using data presently available that may not have been available at the original date of entering into the agreement. Additionally, the Group did not consider non-lease components in the calculation of lease liabilities.

The discount rates used to measure the lease liabilities initially recognized are based on the incremental borrowing rates of GPM as of the initial implementation date and are primarily affected by differences in the duration of the leases. The primary discount rates used were in the range of 7.5% to 8.9%, with a weighted average discount rate used in these estimations of approximately 8.4%.

The following presents the reconciliation of lease liabilities as of January 1, 2019 according to ASC 842:

Amount
(in thousands)
Minimum lease payments under operating leases as of December 31, 2018	$1,362,775
Recognition exemptions	(197)
Effect of discounting at the incremental borrowing rates as of January 1, 2019	(605,126)

Lease liabilities additionally recognized based on the initial application of ASC 842 as of January 1, 2019	757,452
Lease liabilities from financing leases as of December 31, 2018	215,898

Lease liabilities as of January 1, 2019	$973,350

The impact on the balance sheet as of January 1, 2019 was as follows:

	Prior to ASC 842 Implementation	ASC 842 Adjustments	After ASC 842 Implementation
	(in thousands)
Current Assets:
Other current assets	$61,045	$(2,769)	$58,276
Non-current Assets:
Property and equipment, net	538,896	(190,660)	348,236
Right-of-use assets under operating leases	—	719,444	719,444
Right-of-use assets under financing leases, net	—	190,093	190,093
Deferred tax asset (liability)	1,521	(1,557)	(36)
Other non-current assets	41,698	(20,668)	21,030
Total assets	$1,028,011	$693,883	$1,721,894

Current Liabilities:
Other current liabilities	$(79,652)	$16,437	$(63,215)
Operating leases, current portion	—	(28,387)	(28,387)
Financing leases, current portion	—	(9,992)	(9,992)
Non-current Liabilities:
Capital leases	(205,906)	205,906	—
Operating leases	—	(729,065)	(729,065)
Financing leases	—	(205,906)	(205,906)
Other non-current liabilities	(106,817)	64,724	(42,093)
Total liabilities	(803,842)	(686,283)	(1,490,125)

Total equity	$(224,169)	$(7,600)	$(231,769)

The impact on the opening balance of retained earnings as of January 1, 2019 due to deferred gains on sale-leaseback transactions was as follows:

On December 15, 2017, an unrelated real estate investment trust acquired the fee simple ownership rights of seven convenience stores and gas stations that were acquired by GPM in February 2015 and operated by GPM, and simultaneously with such closing, those sites were leased to GPM in order for them to continue to be operated by GPM. As a result of this transaction, GPM deferred the $9.3 million gain on the sale of the properties and was recognizing the gain over the life of the lease.

The amount of deferred gain amortized was $1.0 million and $0.6 million during the years ended December 31, 2018 and 2017, respectively, and recorded in other revenues, net in the consolidated statements of operations. In conjunction with the adoption of ASC 842 as described below, the remaining unamortized deferred gains of $9.2 million were recorded as a cumulative effect adjustment to equity as of January 1, 2019.

Restricted Cash — In November 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Accordingly, restricted cash will be included with cash and cash equivalents when reconciling the beginning-of period and end-of-period total amounts shown on the consolidated statements of cash flows. The Group adopted ASU 2016-18 beginning on January 1, 2019 and adopted the standard using a retrospective approach.

New Accounting Pronouncements Not Yet Adopted

Accounting for Financial Instrument Credit Losses — In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This standard requires that for most financial assets, losses be based on an expected loss approach which includes estimates of losses over the life of exposure that considers historical, current and forecasted information. Expanded disclosures related to the methods used to estimate the losses as well as a specific disaggregation of balances for financial assets are also required. The Group adopted ASU 2016-13 on January 1, 2020 with no material impact on its consolidated financial statements.

Goodwill Impairment — In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019. The impact of adopting this guidance on the consolidated financial statements is not material.

Simplifying the Accounting for Income Taxes — In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The amendments also improve consistent application of and simplify GAAP for other areas of ASC 740 by clarifying and amending existing guidance, such as the accounting for a franchise tax (or similar tax) that is partially based on income. This standard is effective January 1, 2021 for the Group. The Group is assessing the impact of adopting this guidance on its consolidated financial statements.

Reference Rate Reform — In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) — Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This standard included optional guidance for a limited period of time to help ease the burden in accounting for the effects of reference rate reform. The new standard is effective for all entities through December 31, 2022. The Company is examining the impact of this standard on its consolidated financial statements

3. GPM Investments, LLC

A. General

GPM is a Delaware limited liability company formed on June 12, 2002. Since December 2011, the Company holds ownership of GPM following acquisition by A.C.S. Stores Ltd., a fully owned subsidiary of the Company (“ACS”), of the full ownership and control of Arko Convenience Stores, LLC (“Arko Convenience”), which directly holds membership units in GPM.

Harvest Transaction

On January 6, 2017, definitive agreements were signed among Arko Convenience, GPM Member LLC (“Holdings”) and GPM HP SCF Investors, LLC, an unrelated US investment fund (“HP SCF”) for a transaction, which closed simultaneously with the signing, in which HP SCF purchased membership units in GPM as follows (collectively, the “Harvest Transaction”):

•

HP SCF purchased from Arko Convenience and from Holdings all of the new preferred member units of GPM, that were equally held by Arko Convenience and Holdings in consideration for approximately $47.5 million.

•	HP SCF purchased from Holdings common units (class C) of GPM that represented approximately 2.6% of the common units of GPM in consideration for approximately $15.0 million.

The Unit Purchase Agreement that was signed (the “Harvest UPA”) includes, among other things, representations by GPM regarding its assets, liabilities and business as customary in these kinds of transactions. Arko Convenience, Holdings and GPM undertook to indemnify HP SCF for losses or damages that resulted from inaccuracy or breach of the representations up to limited amounts and subject to limited periods as set forth in the UPA, and in all cases (other than fraud) not more than the consideration paid by HP SCF. In the event HP SCF is entitled to such indemnification from Arko Convenience and Holdings, Arko Convenience shall bear 38% and Holdings shall bear 62% of all such amounts to the extent the breach is with respect to representations from GPM.

Ares Equity Transaction

On February 28, 2020, GPM entered into agreement (the “Ares Purchase Agreement”) with Ares Capital Corporation and certain funds managed or controlled by Ares Capital Management (collectively, “Ares”) in which for consideration of $20.0 million (prior to transaction costs), GPM issued to Ares membership units representing 2.0% of GPM’s equity on a fully diluted basis (the “Class F Membership Units”), together with warrants (the “Ares Warrants”) that for an exercise price of $10.0 million in the aggregate (subject to customary adjustments including in the event of certain distributions) can be exercised to acquire membership units that represent 1.0% of GPM’s equity (on a fully diluted basis) as of February 28, 2020 (the “Ares Closing Date”).

The Ares Warrants are exercisable up to the earliest of: (1) eight years and three months from the date of issuance; (2) the completion of sale subsequent to the Trigger Event (as defined in section F.(4) below); and (3) the later of six months after the Call Option is exercised (as defined below) and 42 months from the issuance date. The Ares Warrants will be exercisable to Class G Membership Units that will rank equal to the existing common membership units of GPM, with no priority in distributions or liquidations.

GPM has the right at any time to redeem the Class F Membership Units (in full and not in part) (the “Call Option”) for consideration (the “Call Option Price”) as follows: (1) approximately $27.3 million up to three years from the date of issuance; (2) approximately $33.6 million after the third year and up to the end of five years from the date of issuance; (3) approximately $45.8 million after the fifth year and up to the end of eight years from the date of issuance: and (4) approximately $45.8 million plus 10.5% per annum (quarterly accrued) up to the date the call option is exercised if exercised after the eighth year. All distributions paid to the Class F Membership Units (other than tax distributions) will be deducted from the Call Option Price, to the extent paid.

The Ares Purchase Agreement includes, among other things, representations and warranties by GPM as customary and includes an undertaking by GPM to indemnify Ares for losses that result from inaccuracy of the representations included in the Ares Purchase Agreement, GPM’s breach of the undertakings according to the Ares Credit Agreement and tax liabilities that relate to the period before the issuance to Ares, all up to an aggregate amount of the Call Option Price and provided that amounts paid will be deducted from any amounts to be paid on account of the Class F Membership Units.

B. Membership Units of GPM

At the closing of each of the Harvest Transaction and the Ares Transaction, an amended and restated LLC agreement that regulates the rights between the holders of the membership units of GPM was signed and came into force between the members (the “LLC Agreement”).

Below are details regarding the membership units of GPM and the rights to which they are entitled and the holders as of December 31, 2019, 2018 and 2017 and as of the issuance date of the consolidated financial statements (as defined in Note 24 below). As a result of the existence of different rights which the members units are entitling, the Group’s investment in GPM is accounted for under the HLBV method as defined in Note 2 above.

Type of Membership Unit and Holder	Rights attached to the Membership Units	Number of Units Authorized, Issued and Paid *	Holding Percentage
			As of December 31, 2019, 2018 and 2017	As of the issuance date of the consolidated financial statements (following the Ares Transaction)
Class B common membership units (Arko Convenience)	Rights to distributions, voting and right to appoint five managers to GPM’s Board of Managers	10,990.54 units[1] (as of the Ares Transaction became 10,198.12 units)	75% of the common membership units and the voting rights; effectively approximately 69.4% of the equity	Approximately 73.38% of the common membership units and the voting rights; effectively approximately 67.99% of the equity

Class C common membership units (Holdings)	Rights to distributions, voting and right to appoint two managers to GPM’s Board of Managers	3,282.31 units (as of the Ares Transaction became 3,045.66 units)	Approximately 22.4% of the common membership units and the voting rights; effectively approximately 20.7% of the equity	Approximately 21.92% of the common membership units and the voting rights; effectively approximately 20.30% of the equity

Class E common membership units (HP SCF)	Rights to distributions, voting and right to appoint up to two managers to GPM’s Board of Managers	381.203 units (as of the Ares Transaction became 353.72 units)	Approximately 2.6% of the common membership units and the voting rights; effectively approximately 2.4% of the equity	Approximately 2.55% of the common membership units and the voting rights; effectively approximately 2.36% of the equity

Class F common membership units (Ares)	Rights to distributions, voting and right to appoint an observer to GPM’s Board of Managers, other rights as described below	300 units issued on February 28, 2020	—	Approximately 2.15% of the common membership units and the voting rights; effectively 2.00% of the equity

Senior preferred member units (HP SCF)	No voting rights, other rights as described in footnote 2 below	475 units (as of the Ares Transaction became 1,102.50 units)	100% of the senior preferred member units and no voting rights; approximately 7.5% of the equity	100% of the senior preferred member units and no voting rights; approximately 7.35% of the equity

* The changes to the LLC Agreement as made on the Ares Closing Date included a change in the number of membership units that each holder owns (the updated number is as shown above), without changing the percentage that each holder owned prior to the issuance of units to Ares.

1.

The Class B units amount (prior to the Ares Transaction) included 1,236.49 Class B units purchased in 2014 from Holdings in consideration of $4.0 million due on the earliest of August 31, 2021, a capital call requirement and the date of an initial public offering of GPM’s securities. On February 28, 2020, said consideration was fully paid.

2.

The senior preferred member units grant their holders: (a) the right to 7.35% of distributions made by GPM, however, if the distributions are not generated out of Operating Cash Flow (as defined in section C. below), then the holders of the senior preferred member units shall be entitled to all such distributions up to the amount invested by HP SCF in the purchase of the senior preferred member units ($47.5 million less any and all distributions and other payments previously made in respect of such senior preferred member units other than tax distributions to HP SCF), unless approved by HP SCF to make such distribution on a pro rata basis to all unit holders, and (b) preference in receiving the amount invested in the purchase of the senior preferred member units in the event of foreclosure, bankruptcy etc. (less any and all distributions and other payments previously made in respect of such senior preferred member units other than tax distributions to HP SCF).

As a result of the rights of the senior preferred member units, including the preference given to HP SCF in the event of liquidation, insolvency etc. in respect of the amount investment for the senior preferred member units, HP SCF investment was classified in the equity as “non-controlling interests.” Also as a result of this, the Group’s investment in GPM continues to be accounted for under the HLBV method as defined in Note 2 above and the non-controlling interest in GPM as a result of the senior preferred member units are calculated from the closing date of the Harvest transaction according to the higher of, the preference amount of the Senior preferred member units and the pro rata portion of the Senior preferred member units in the book value of GPM’s equity; and the portion of the Group’s and the non-controlling interest in the equity and in the net income (loss) of GPM, resulting from the common membership units of GPM, is calculated after attribution was made (if required) to the Senior preferred member units, according to their relative holdings percentages in the common member units of GPM.

3.

The LLC Agreement includes certain provisions and restrictions with regard to the transfer of GPM’s membership units that include, among others, rights of first offer, tag-along rights, drag-along rights and first offer issuance rights. These rights shall be cancelled upon an initial public offering of GPM’s or its subsidiary’s securities (other than GPMP) (a “GPM IPO”).

4.

According to an amended Registration Rights Agreement, on the date of a GPM IPO, if and insofar as there will be any, each of the holders of the membership units will have the right to require that GPM register the membership units held by them pursuant to the securities laws of the US and include them within the framework of the future listing of GPM’s membership units, on the terms provided in the Registration Rights Agreement.

C. Significant Restrictions That Apply to the Group for its Holding in GPM

Future Distributions by GPM

The Board of Managers of GPM will determine and approve if GPM has distributable cash, subject to the discretion of the Board of Managers of GPM and the restrictions and provisions determined with regard to making the aforesaid distributions in agreements to which GPM is party to, including the restrictions stated in Notes 11 and 24 below.

According to the LLC Agreement, distributions of distributable cash made by GPM, following such approval of the Board of Managers of GPM made by a simple majority, out of current cash flow of GPM or as a result of proceeds following a sale-leaseback of owned real estate assets or the sale of non-core assets which do not materially reduce the EBITDA of GPM (collectively, the “Operating Cash Flow”), will be distributed on a pro rata basis to all unit holders (including the holders of the senior preferred member units) based on their capital allocation percentage in GPM. Any other distributions shall be made first to the holders of the senior preferred member units up to the amount invested by HP SCF in the purchase of the senior preferred member units ($47.5 million less any and all distributions and other payments previously made in respect of such senior preferred member units other than tax distributions to HP SCF), unless approved by HP SCF to make such distribution on a pro rata basis to all unit holders. Following the distribution to the preferred member units in the total amount of $47.5 million, distributions up to an aggregate $47.5 million will be distributed on a pro rata basis to all common unit holders in GPM. Any distributions over such $47.5 million amount will be on a pro rata basis to all unit holders (including to the holders of the senior preferred member units) based on their capital allocation percentage in GPM.

To the extent distributable cash is available, GPM is required to make distributions to its members equal to each member’s tax liability based on such member’s taxable amounts as reflected on the annual Form K-1. Such distributions will be considered a prepayment of future distributions to which the member would be entitled, other than distributions to the Class F Membership Unit holders in an amount equal to the tax liability of the Class F Membership Units (including profits arising from the sale of the units) which will not be considered as a prepayment of future distributions to which the member would be entitled.

According to the LLC Agreement, at the discretion of GPM’s Board of Managers, it is entitled to make monthly management distributions of up to $1.0 million annually to the Class B, Class C, Class E and senior preferred member unit holders pro rata based on their percentage in the equity, on account of future distributions.

D. Protective and Other Rights Granted to Holdings in Respect of its Holding in GPM

The decisions of the GPM’s Board of Managers will be made by a simple majority, with the exception of decisions relative to various transactions as specified in the LLC Agreement (including transactions between GPM and the owners of the participating units and / or related parties and transactions that affect the rights of the participating units), under which the required majority includes at least one representative appointed by Holdings (by virtue of its holding in Class C participation units). This stipulation will be revoked upon a GPM IPO.

E. Protective and Other Rights Granted to HP SCF in Respect of its Holding in GPM

In addition to the rights granted to holders of Class C participation units, as specified in section D. above, as long as GPM’s capital includes the preferred units or no public issuance of GPM has taken place at the minimum fundraising level stipulated in the LLC Agreement, an approval of at least one representative on GPM’s Board of Managers appointed by the HP SCF (by virtue of their holding in Class E participation units) will be required for decisions as specified in section (4) below.

Under the LLC Agreement, the key terms granted to HP SCF, the holders of the senior preferred member units, and the class E membership units are as follows:

(1)

In the event that HP SCF is required to sell the senior preferred member units and the class E membership units as a result of (i) a sale of all or substantially all of the assets of GPM or (ii) a transfer to a third party at the discretion of GPM of more than 50% of the outstanding units of each class, or (iii) an exercise by Arko Convenience of its drag along rights, the minimum amount to which HP SCF will be entitled to in consideration for all of the senior preferred member units shall be no less than the balance between its investment amount and the sum of all prior distributions and payments actually made in respect of the sale of the senior preferred member units. If any amount will be required in order to reach such minimum amount, then the holders of the class B and class C membership units will be required to pay such make whole amount on a 50%-50% basis. Similar make whole commitment with respect with the class E membership units expired in January 2019.

(2)

HP SCF’s approval will be required to any change of control in GPM that results in Arie Kotler no longer retaining the power to direct the management or policies of GPM (not including in the event of a sale of all or substantially all of the assets of GPM occurs) (“Change of Control”), unless a right of first offer was provided to HP SCF to purchase controlling membership units in GPM. In the event of a Change of Control without the occurrence of any of the following (i) receiving HP SCF’s approval, (ii) providing HP SCF a right to tag-along in the sale of the control in GPM by way of selling all its units in GPM, or (iii) exercise with respect to all HP SCF’s holdings in GPM of a drag-along right, HP SCF shall have the right for six months following the Change of Control to trigger a Buy/Sell (“Harvest BMBY”).

In addition, in the event that Arie Kotler no longer holds any shares of the Company, his position as Chief Executive Officer (“CEO”) of GPM shall be automatically terminated, and the appointment of a new CEO of GPM will require HP SCF’s consent (subject to section (4) below).

(3)

If at the end of 7.5 years and/or 9.5 years from the closing of the Harvest Transaction, GPM has not offered HP SCF to acquire all of its holdings in GPM for an amount per unit that reflects a total consideration of approximately $126.5 million or approximately $161.0 million (respectively and subject to reduction to such amounts in the event of a change in HP SCF’s holdings during that period), HP SCF shall be entitled to trigger a Harvest BMBY up until the end of 12.5 years from the closing of the Harvest Transaction. In any event, commencing 30 days following 9.5 years from the closing of the Harvest Transaction, HP SCF’s liquidation preference and distribution preference will be terminated and so will all its rights with respect to a Change of Control or a sale as set described above. For details regarding restrictions included in financing agreements related to the payments GPM is allowed to pay for the HP SCF units, refer to Notes 11 and 24 below.

(4)

The LLC Agreement provides HP SCF with minority protection rights that include, among other things, (a) the requirement for the consent of at least one manager appointed by Harvest (the “HP SCF’s Representative”) for the appointment of the Chairman, President or CEO of GPM (or its replacement), related-party transactions and issuance of new member units with preference or equal rights to those provided to HP SCF; (b) to a material change in the activities of GPM; and (c) to a deviation from the leverage ratio financial covenant as defined in the Ares Credit Agreement as described in Note 24 below, of 5.5 to 1. In the event of resolutions or actions taken in the matters specified in (a), (b) or (c) above without the consent of the HP SCF’s Representative, HP SCF shall be entitled, as a sole remedy, for a period of six months from the date of the breach to initiate a Harvest BMBY (as set forth in section (5) below).

(5)

The LLC Agreement defines the Harvest BMBY mechanism in the event HP SCF initiates a Harvest BMBY at circumstances as described in sections (2), (3) and (4) above. According to the agreed mechanism, if HP SCF initiates a Harvest BMBY and Arko Convenience chooses not to purchase the units held by HP SCF for consideration reflecting the value proposed by HP SCF in the Harvest BMBY, then HP SCF shall not be obligated to purchase the units held by Arko Convenience and Holdings, but in such event, HP SCF shall not be entitled to initiate an additional Harvest BMBY based on the same circumstances.

(6)	The senior preferred member units shall not be diluted in the event of a capital contribution to GPM made by its existing membership unit holders.

(7)

The minority protection rights as set forth in the LLC Agreement including the terms specified in sections (1) through (5) above, shall terminate in the event of an initial public offering of GPM with a minimal initial offering above an amount agreed in the LLC Agreement (the LLC Agreement remained similar provisions with regard to Holdings that include a lower threshold for the initial offering amount that will terminate certain provisions with regard to Holdings).

F. Protective and Other Rights Granted to Ares in Respect of its Holding in GPM

Under the LLC Agreement, the key terms granted to Ares, the holders of the Class F Membership Units, are as follows:

(1)

The Class F Membership Units have preference over all other membership units in the event of liquidation, amounting to $20.0 million during the first three years and at the end of each third, fifth and eighth year from the Ares Closing Date will be raised to the Call Option Price (as defined above) which was in effect for the period prior to the period in which the liquidation occurs. After the end of the eighth year, the priority amount will be increased in case of liquidation at a rate of 10.5% per annum (quarterly compounded). From the aforementioned amounts will be deducted all distributions paid to the Class F Membership Units (other than tax distributions) until that time to the extent paid.

(2)

In the event of a GPM IPO with a minimal initial offering above an amount agreed in the LLC Agreement, the Class F Membership Unit holders shall have the right of their choice to receive the greater of their pro rata share of the securities offered in the offering or a cash payment according the Call Option Price relevant at that time.

(3)

In the event of a change of control in GPM resulting from a decision of GPM including an event in which GPM sold its assets (“GPM Approved Event”), the holders of Class F Membership Units will be entitled to the greater of the consideration paid for Class F Membership Units sold as a result of the change of control (to the extent sold) or the Call Option Price. In the event that the change of control is not the result of a GPM Approved Event, to the extent that, as part of the change of control, Class F Membership Units were sold for a consideration that did not reach the Call Option Price, GPM’s members (other than the Class F Membership Units holders) would be responsible for completing the proceeds of the Call Option Price on a pro rata basis. In the event that the change of control is not a result of a GPM Approved Event and no Class F Membership Units were sold as part of it (including in the event that either Arie Kotler or Morris Willner ceased to be the controlling shareholders in GPM), the holders of the Class F Membership Units will be entitled to the Call Option Price provided that if the payment is not made, this will constitute a Trigger Event, as set out in section (4) below, without GPM or any of its members having as obligation to make the payment.

(4)

To the extent that the Call Option has not been exercised by GPM until close to the expiration of eight years from the date of issuance of the Class F Membership Units, or in the case of bankruptcy or liquidation of GPM, or in the case of non-payment due to the event stated in section (3) above (collectively, the “Trigger Events”), the holders of Class F Membership Units will have the right to initiate a Buy/Sell mechanism (the “Ares BMBY”). Under the Ares BMBY mechanism, the holders of the Class F Membership Units will offer the other Company members to purchase from it all of the Class F Membership Units and if the other Company members choose not to purchase the Class F Member Units, then they will be obligated to sell to the Class F Membership Unit holders their holdings in GPM, for a consideration reflecting the same value for GPM. If the holders of the Class F Membership Units do not exercise their right to initiate the Ares BMBY, the members of GPM will immediately commence a process of selling GPM so that from the proceeds of the sale, the holders of the Class F Membership Units will be paid at least the Call Option Price. As the circumstances of such sale exist as stated but a sale is not completed until eight years from the date of issuance, the Class F Membership Units will be entitled to take any action required to execute such sale (including drag along rights with respect to the units held by the other Company members).

(5)

The LLC Agreement provides that, as long as the Class F Membership Units exist or there has not been a GPM IPO at a minimum offering as stated in section (2) above, the Class F Membership Unit holders will have minority protection rights that include, among other things, the need for the majority of the Class F Membership Unit holders’ consent to related-party transactions, to the assumption of obligations that will result in a leverage ratio (as defined in the Ares Credit Agreement detailed in Note 24 below) greater than 5.5 to 1 (or 6.0 to 1 if the additional debt is at the GPMP level) and for the issuance of units with excess rights.

G. Limited Partnership

Formation of GPMP

GPMP commenced its operation in January 2016, as part of completion of the private issuance described below, and from thereafter the following applies:

1.

Fuel distribution agreements — GPMP is a party to all of the agreements with fuel suppliers relating to the supply of fuel to the Group (including the agreements GPMP assumed on January 12, 2016) and GPM guarantees the obligations under certain of such agreements.

2.

Distribution agreements with GPM — GPM and its subsidiaries are engaged with GPMP in exclusive supply agreements pursuant to which the purchase of fuel from GPMP is done at GPMP’s cost of fuel including taxes and transportation plus a fixed margin, which was 4.5 cents per gallon as of December 31, 2019. Such supply agreements have a duration of 10 years from the date they were entered into except that for sites acquired after the date such supply agreement was signed, the supply agreement extends, with respect to such acquired sites, for 10 years from the date of the applicable acquisition.

3.

The relationship between GPM and GPMP with respect to new transactions — Until the earlier of (i) 10 years following January 12, 2016 or (ii) the consummation of an initial public offering (“IPO”) of GPMP, in the event that GPM or any entity controlled by GPM proposes to acquire any retail or wholesale fuel distribution assets, GPMP shall have the right to purchase the fuel supply activity, or will otherwise distribute fuel to GPM for sale at such acquired assets at a lower fixed margin than mentioned in 2. above.

Private issuances

An agreement with an unrelated US investment company — On January 11, 2016, GPM and certain of its subsidiaries including GPMP, signed an agreement with an unrelated US investment company through two of its funds (collectively, the “Investor”), pursuant to which, within the framework of a private placement, on January 12, 2016, the Investor acquired limited partnership units of GPMP. At the closing, GPMP issued to the Investor 3.5 million Class A Preferred Units (“A Units”), which entitled it to 22.46% of the limited partnership interests in GPMP at that time, in exchange for $20 per unit (total consideration of $70 million).

In addition, the Investor was granted certain minority protection rights including, among others, tag along rights, preemptive rights, the right to appoint one director to the Board of the General Partner and the requirement to receive such director’s approval for certain decisions, all as set forth in the agreements between the parties. These rights will expire upon the conversion of the A Units to common units as specified below, to the extent such conversion takes place.

Upon an IPO, all A Units will be converted into common units, provided that the Investor will be entitled to common units at a value that results in at least a 10% return (calculated on an annualized basis) on the amount of its investment in GPMP. If necessary, at the time of the offering, the Investor will be granted common units representing more than its proportionate share in A Units or will receive cash for such excess. In an IPO, as requested by the General Partner, the holders of A Units will be required to sell up to 50% of their converted common units. After the IPO, the holders of A Units that will be converted will be granted certain registration rights to enable them to sell their common units to the public, subject to the rules of the applicable stock exchange and securities laws, applicable lock up agreements and so on.

If the A Units are still outstanding as of January 12, 2021, GPM will have the right to purchase the A Units in exchange for 105% of the purchase price (plus the monthly distributions that were not made to the Investor until the redemption and the current month’s distribution, the “Accrued Distributions”).

In the event that GPMP (i) redeems each outstanding A Unit and (ii) consummates the IPO within the 12 month period following the closing of any such redemption at a value that would have resulted in the holders of the redeemed A Units receiving common units having an aggregate value in excess of the aggregate amount received by such holders of A Units in such redemption (such excess, the “IPO Excess Amount”), then GPMP shall, within 30 days of the closing of the IPO, pay to the redeemed holders of A Units an amount equal to the IPO Excess Amount.

If any of the following events occur: (1) a change in control (other than an IPO or certain transactions as specified in GPMP’s Agreement of Limited Partnership); (2) failure to pay the minimum monthly distribution on the A Units in full for eight months (consecutive or cumulative) following four consecutive months of non-payment in full; or (3) the A Units are still outstanding more than five years from closing, then upon request from the Investor, the General Partner shall cause GPMP to do one of the following (with the selection being at the discretion of the General Partner): (a) redemption of the A Units in cash for the purchase price plus the Accrued Distributions (provided that in the case of clauses (1) and (2) the purchase price shall be 103% of the purchase price plus the Accrued Distributions); (b) the sale of the assets of GPMP followed by a distribution of the proceeds thereof with priority to the A Units; (c) an initial public offering; or (d) increasing minimum monthly distribution on the A Units by 50%.

Provisions of the agreements signed with the Investor include a commitment to indemnify the Investor related to tax matters and certain limited other matters as specified in the agreement between the parties.

Fuel USA Acquisition — In connection with the March 8, 2016 closing of the Fuel USA Acquisition, on March 1, 2016, the Apple Seller was issued AQ Units with rights as described below.

The Apple Seller was granted certain minority protection rights including, among others, tag along rights, all as set forth in the Agreement of Limited Partnership. These rights will expire upon the conversion of the AQ Units to common units as specified below, to the extent such conversion takes place.

Upon an IPO, all of the AQ Units will be converted into common units, however, the Apple Seller will be entitled to common units at a value that results in at least the $16.9 million deemed capital contribution to GPMP. If necessary, at the time of the offering, the Apple Seller will be granted common units representing more than its proportionate share in the AQ Units or will receive cash for such excess (the “Downside Protection”).

On the Fuel USA Acquisition closing date, the fair value of the Downside Protection was approximately $1.8 million using the Black-Scholes pricing model taking into consideration the probability of an IPO and was included in the equity attributable to the non-controlling interests.

In addition, as part of the Fuel USA Acquisition, a put option was issued by the Group to the Apple Seller, under which, if for any reason GPMP had not consummated the IPO by August 2017, the Apple Seller was entitled to require GPM or its designees to purchase at least 51% of the Apple Seller’s units for a price of $20 per unit (the “Put Option”).

The unexercised Put Option expired on August 28, 2017. This resulted in the extinguishment of the Put Option Liability which caused an increase of $7.2 million in the equity attributable to the shareholders of the Company (after tax implications) and an increase of $2.8 million in the equity attributable to the non-controlling interests.

Issuance in connection with the closing of the Riiser Acquisition — In connection with the closing of the Riiser Acquisition (as described in section H below), on December 3, 2019, the Riiser Seller was issued approximately 348 thousand Class X GPMP units at a price of $43.36 per unit (the “Class X Units”) with a value of approximately $15.1 million (the “Class X Unit Value”). The Class X Units are entitled to monthly distributions that represent on an annual basis 8% of the Class X Units’ value, subject to the waterfall described below.

Immediately following the issuance, the Riiser Seller transferred to GPM Class X Units that represented 0.14% of the total limited partnership units of GPMP on that date, in consideration for GPM taking upon itself certain environmental and maintenance liabilities of the Riiser Seller according to the purchase agreement, which were estimated as of the closing date at approximately $1.5 million.

Upon an IPO, the Class X Units holders are entitled to a Downside Protection at a value that results in at least the $15.1 million (the “Riiser Downside Protection”).

On the Riiser Acquisition closing date, fair value of the Riiser Downside Protection related to the Riiser Seller was approximately $0.3 million using the Black-Scholes pricing model taking into consideration the probability of an IPO and was added to the ‘Non-controlling interest’ in the consolidated balance sheets.

The Riiser Seller was granted certain minority protection rights including, among others, tag along rights, all as set forth in the Agreement of Limited Partnership. These rights will expire upon the conversion of the Riiser Seller’s Class X Units to common units as specified above, to the extent such conversion takes place.

Issuance to GPM and its subsidiaries — Throughout 2016 through 2019, following the closing of certain acquisitions, GPMP issued to GPM’s subsidiaries partnership units in exchange for entering into additional supply agreements, or amended existing supply agreements, pursuant to which GPM and its subsidiaries will purchase fuel from GPMP with a 10 year term for the newly acquired sites at GPMP’s cost of fuel including taxes and transportation plus a fixed margin.

As a result, as of December 31, 2019, GPM’s (direct and indirect) interest in GPMP is approximately 80.68% of the limited partnership interests of GPMP (approximately 80.54% through Class B Units and 0.14% through Class X Units), the Investor’s interest in GPMP is approximately 14.52%, the Apple Seller’s interest in GPMP is approximately 3.50% and the Riiser Seller’s interest is approximately 1.30%.

Distribution rights according to GPMP’s Agreement of Limited Partnership

The following are the GPMP’s Agreement of Limited Partnership provisions with regard to distributions, as has been amended and restated through the date of these consolidated financial statements:

1.

Distributable cash earned will first be distributed to holders of A Units up to $0.1667 per month in respect of each unit (a total of $2 per year, representing 10% of the purchase price per unit), second to the holders of the AQ Units up to $0.1333 per month in respect of each unit (a total of $1.60 per year, representing 8% of the purchase price per unit), third (from and after December 3, 2019) to the holders of the X Units up to $0.2890 per month in respect of each unit (a total of $3.468 per year, representing 8% of the purchase price per unit), fourth to the holders of the B Units (GPM and certain of its subsidiaries) up to $0.1333 per month in respect of each unit (a total of $1.60 per year, representing 8% of the purchase price per unit), fifth (from and after February 1, 2020) to the General Partner based on the formula specified in 2. below, sixth to the holders of the AQ Units and B Units pro rata up to $0.0334 per month in respect of each unit and seventh to the holders of the A Units, AQ Units and B Units pro rata up to $0.1223 per month in respect of each unit for the period commencing from December 3, 2019 (distributions which will bring them to a total of $0.2890 per unit per year). Any distributions above the minimum monthly amounts will be paid to all limited partners on a pro rata basis.

The distribution of cash earned every month will be according to the above waterfall and if in a certain month the distributable cash is insufficient to make the full distribution to all the tiers described above since the date such entitlement commenced, then the entitlement will accrue and will be made out of cash earned in the following month after the payment of the monthly distribution up to and including the tier that has accrued distributions (prior to the distribution to the next tier).

Additionally, if there is sufficient distributable cash to make the full distribution of the minimum monthly amount on the A Units but GPMP elects not to make such full distribution, the accrued amount will be calculated at $0.25 per A Unit (instead of $0.1667 per A Unit).

As of December 31, 2019, Class B units and Class AQ units have an accrued amount of approximately $6.3 million on account of the sixth tier above, which will be paid prior to making any distributions other than the payment of the monthly distribution up to and including the sixth tier specified above.

2.

Commencing from February 2020, the General Partner is entitled to a distribution from GPMP in an annual amount of $4.0 million (approximately $333 thousand per month) and commencing from the date the annual 2020 financial statements are issued, the distribution will be the greater of $4.0 million per year or 3.5% of the gross profit of GPMP according to its financial statements. The General Partner distribution will be paid according to the waterfall described in 1. above.

H. Acquisitions

Riiser Acquisition

On December 3, 2019, the Group purchased 64 company-operated sites (the “Purchased Sites” and the “Acquired Activity”) located in Wisconsin (the “Riiser Acquisition”) from a third party (the “Riiser Seller”).

At the closing, the Group purchased and assumed, among other things, agreements with suppliers (other than fuel suppliers), lease agreements relating to all the Purchased Sites, equipment at the Purchased Sites, franchises and licenses for use of trade names, inventory and goodwill with regard to the Acquired Activity. In addition, at the closing, the Riiser Seller contributed to GPMP all of the Riiser Seller’s rights to existing fuel supply contracts with fuel suppliers and the right to supply fuel to the Purchased Sites.

The majority of the Purchased Sites are leased from third parties. The annual rent for the Purchased Sites is approximately $7.6 million, to be increased during the terms of the leases as customary.

The cash consideration paid at closing was approximately $27.8 million, as detailed below:

•

An amount of $13.2 million was paid by GPM, out of which $6.8 million was paid for cash and inventory at the Purchased Sites on the closing date and other adjustments. This was financed with the GPM PNC Line of Credit (as described in Note 11 below). To the extent the store level EBITDA of the Acquired Activity (as defined by the parties) for 2020 is less than the amount specified in the purchase agreement, then the consideration paid by GPM will be reduced by a mechanism as determined in the purchase agreement, but in no event by more than $3.4 million.

•	An amount of approximately $14.6 million was funded by GPMP by use of the Capital One Line of Credit (as described in Note 11 below).

In addition, approximately $15.1 million was paid to the Riiser Seller by way of issuing limited partnership units of GPMP as described in section G above.

The purchase agreement includes the Riiser Seller’s undertaking with regard to indemnification subject to certain time and amount limitations as determined in the purchase agreement. Such Riiser Seller’s undertakings will be guaranteed by a pledge in favor of the Group of the Riiser Seller’s Class X Units having a value of $3.0 million.

The details of the business combination were as follows:

Amount
(in thousands)
Fair value of consideration transferred:
Cash	$13,186
Non-controlling interest in GPMP	13,893
GPMP Capital One Line of Credit	14,600
Payable to Riiser Seller	320
Less: asset resulting from contingent consideration	(2,088)

Total consideration	$39,911

Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$489
Inventory	6,973
Other current assets	235

Current assets	7,697
Property and equipment, net	15,345
Trade name	1,000
Right-of-use assets under operating leases	75,171
Other non-current assets	699
Deferred tax assets	3,324

Non-current assets	95,539
Other current liabilities	(1,395)

Current liabilities	(1,395)
Other non-current liabilities	(14)
Environmental liabilities	(153)
Asset retirement obligations	(4,226)
Operating leases	(87,458)

Non-current liabilities	(91,851)
Total identifiable net assets	9,990

Goodwill	29,921
Consideration paid in cash	27,786
Less: cash and cash equivalent balances acquired	(489)

Net cash outflow on acquisition date	$27,297

The Company included identifiable tangible assets and identifiable liabilities at their fair value based on the information available to the Company’s management on the acquisition closing date, including, among other things, an evaluation performed by external consultants for this purpose. The useful life of the trade name on the date of acquisition was five years.

As a result of the business acquisition, the Company recorded goodwill of approximately $29.9 million, all of which was allocated to the GPMP segment and attributable to the opportunities to expand into new geographic locations and add a significant amount of volume to the GPMP segment. None of the goodwill recognized is tax deductible for US income tax purposes.

Acquisition-related costs amounting to approximately $0.9 million have been excluded from the consideration transferred and have been recognized as an expense within the other expenses (income), net line in the consolidated statements of operations for the years ended December 31, 2019. No acquisition-related costs were recognized for the years ended December 31, 2018 and 2017.

Results of operations for the acquisition were reflected in the consolidated statement of operations for the year ended December 31, 2019 for the period subsequent to the closing date. For the period from the closing date through December 31, 2019, the Company recognized $15.2 million in revenues and an immaterial amount in net income (loss) related to the Riiser Acquisition.

Additional 2019 Acquisitions

Town Star Acquisition — On April 2, 2019, the Group purchased from a third party 18 company-operated convenience stores and gas stations located in Florida, which were leased from third parties (the “Town Star Acquisition”). The consideration paid on account of the Town Star Acquisition (including transition service agreement costs of $1.2 million) was approximately $4.1 million and were primarily financed with the GPMP Capital One Line of Credit (as described in Note 11). At the closing, GPMP purchased the right to supply fuel to the acquired sites in exchange for GPM amending its fuel supply agreement with GPMP for 10 years with respect to such acquired sites. The seller was in a Chapter 11 bankruptcy proceeding.

Cash and Sons Acquisition — On October 16, 2019, GPM purchased from a third party five company-operated convenience stores and gas stations located in Arkansas (the “Cash and Sons Acquisition”). The consideration paid at closing was approximately $3.0 million plus $0.5 million primarily for the value of cash and inventory in the stores on the closing date. As part of the purchase agreement, GPM leases the stores under a master lease from the seller for 15 years, with six additional five year options. The master lease contains purchase options granting GPM the right to purchase the sites.

The details of these two additional business acquisitions were as follows:

Amount
(in thousands)
Fair value of consideration transferred:
Cash	$867
GPMP Capital One Line of Credit	5,500

Total consideration	$6,367

Assets acquired and liabilities assumed at the dates of acquisition:
Cash and cash equivalents	$77
Inventory	1,623
Other current assets	98

Current assets	1,798
Environmental receivables	18
Property and equipment, net	3,910
Right-of-use assets under operating leases	20,189
Options to acquire ownership rights	1,315
Other non-current assets	20

Non-current assets	25,452
Other current liabilities	(215)

Current liabilities	(215)
Environmental liabilities	(431)
Asset retirement obligations	(768)
Operating leases	(19,291)
Deferred tax liabilities	(29)
Other non-current liabilities	(8)

Non-current liabilities	(20,527)
Total identifiable net assets	6,508

Bargain gain recorded on the Town Star Acquisition	(406)
Goodwill recorded on the Cash and Sons Acquisition	265
Consideration paid in cash	6,367
Less: cash and cash equivalent balances acquired	(77)

Net cash outflow on acquisition dates	$6,290

The Company included identifiable tangible assets and identifiable liabilities at their fair value based on the information available to the Company’s management on the acquisition closing date, including, among other things, an evaluation performed by external consultants for this purpose. The useful life of the options to acquire ownership rights on the date of acquisition was approximately 10 years.

The Town Star Acquisition resulted in a gain on bargain purchase of approximately $0.4 million which represented the difference between the fair value of the assets acquired and liabilities recognized of approximately $3.3 million and the total fair value of the consideration transferred of approximately $2.9 million, and was primarily the result of the seller being in bankruptcy. The Company recognized this gain within the other expenses (income), net line item in the consolidated statements of operations.

As a result of the Cash and Sons Acquisition, the Company recorded goodwill of approximately $0.3 million. The goodwill was fully allocated to the GPMP segment and attributable to the opportunities to expand within existing geographic locations and add volume to the GPMP segment. None of the goodwill recognized is tax deductible for US income tax purposes.

Acquisition-related costs amounting to $2.0 million (which include a transition service agreement with the Town Star seller) have been excluded from the consideration transferred and have been recognized as an expense within other expenses (income), net line in the consolidated statements of operations for the year ended December 31, 2019. No acquisition-related costs were recognized for the years ended December 31, 2018 and 2017.

Results of operations for the acquisition were reflected in the consolidated statement of operations for the year ended December 31, 2019 for the period subsequent to the closing date. For the period from the closing dates through December 31, 2019, the Company recognized $46.1 million in revenues and $0.7 million in net loss related to these acquisitions.

Impact of Acquisitions (unaudited)

The following summary of the results of operations of the Company for the year ended December 31, 2019 is presented using the assumption that the Riiser Acquisition, the Town Star Acquisition and the Cash and Sons Acquisition had been effective January 1, 2019. These pro forma results of the Company have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred as of January 1, 2019, nor is it indicative of future operating results.

Amount
(unaudited)
(in thousands)
Total revenue	$4,377,899
Net loss	(45,452)

E-Z Mart Acquisition

On December 21, 2017, GPM, together with GPM Southeast, LLC (“GPM SE”), a fully owned subsidiary of GPM, entered into a purchase agreement with unrelated third-parties (the “E-Z Sellers”) for the acquisition of retail activity that included 267 self-operated convenience stores and gas stations, wholesale activity that included fuel distribution to six sites and additional assets, in four states in the southern part of the US (the “E-Z Mart Acquisition”). The closing occurred on April 17, 2018.

At the closing, the E-Z Sellers: (i) sold to GPM SE the fee simple ownership in 48 sites, together with the fee simple ownership in two assets that are used for offices and maintenance and in seven land parcels; (ii) assigned to GPM SE the leases of 33 sites; (iii) leased to GPM SE 114 sites that remain owned by the E-Z Sellers, at terms specified below; (iv) sold to GPM the rights under the contracts with third-party fuel suppliers relating to the 273 sites and all of the rights to supply fuel to the sites (the “Fuel Distribution Rights”) and (v) sold to GPM SE and assigned to it the E-Z Sellers’ agreements with suppliers, equipment, inventory, intangible assets and other rights with regard to the 273 sites (all sites and assets described above, including purchased and assigned agreements, collectively, the “Acquired Operations”).

The total consideration paid to the E-Z Sellers was approximately $62.1 million (including post-closing adjustments of $2.3 million that were recorded at the closing date as a payable to E-Z Sellers primarily related to adjustments for cash and inventory and subsequently paid in June 2018), out of which approximately $26.5 million was for cash and inventory at the sites and other adjustments. A total of $35.0 million of the consideration was financed through a related-party loan from the Company, approximately $16.2 million was financed from the net proceeds of the sale-leaseback transaction completed in December 2017 as described in Note 2 above and the balance primarily from the GPM PNC Line of Credit.

The lease from the E-Z Sellers is for a term of 15 years, which can be extended for up to six additional five year terms, in consideration for an initial annual base rent payment of approximately $10.2 million, with increases during the term of the lease as set forth in the lease agreement. In addition to the rent, the E-Z Sellers are entitled to an additional amount for the E-Z Sellers to provide certain services for the benefit of the sites and payment of real property tax and insurance costs.

According to the lease terms, GPM has the option to purchase (which cannot be partially exercised) the fee simple ownership in 97 of the sites leased from the E-Z Sellers (the “option to acquire ownership rights”) for a purchase price of approximately $121 million. As a result of the purchase described in Note 7 below in November 2019, the purchase price of this option was reduced by approximately $6.6 million and five sites were taken off from the said option. The option can be exercised within the first three years from the closing or within 60 days of the expiration of the fifth year from the closing. To the extent the option is exercised and the closing of the purchase of the sites occurs prior to the expiration of the third year from the closing, the E-Z Sellers shall receive rent for a minimum period of three years from the closing of the E-Z Mart Acquisition in addition to the exercise price. In addition, during the lease term, GPM was granted a right of first refusal for the purchase of these sites if the E-Z Sellers wish to sell them to any third party.

Regarding up to five additional sites, the E-Z Sellers were granted the right to require GPM SE to purchase those sites, if the issues that prevented their sale at the closing date were cured within 12 months from the closing date, for a per site purchase price determined in the lease agreement (a total of approximately $10.5 million for all five sites). In November 2019, GPM purchased four of these sites as described in Note 7 below, and the E-Z Sellers’ right with regard to the fifth site expired.

Regarding seven additional sites, GPM SE has options to purchase each of those sites for a per site purchase price determined in the lease agreement (a total of approximately $11.0 million for all seven sites). The option to purchase each of the seven sites can be exercised at the same periods as the option to acquire ownership rights.

Simultaneously, at the closing, two US real estate funds purchased directly from the E-Z Sellers the fee simple ownership in 78 of the Purchased Sites for consideration of approximately $135 million and leased those sites as financing leases to GPM SE as follows:

•

The A REIT purchased 48 sites for approximately $82.8 million, which was paid directly by the A REIT to the Sellers. Simultaneously with the purchase, the A REIT and GPM entered into a master lease agreement for those sites for a term of 20 years, which can be extended for up to four additional five year terms, in consideration for an initial annual base rent payment of approximately $6.0 million.

•

An additional unrelated real estate fund (the “2nd REIT”) purchased 30 of the other sites for approximately $52.2 million, which was paid directly by the 2nd REIT to the E-Z Sellers. Simultaneously with the purchase, the 2nd REIT and GPM entered into a master lease agreement for all those sites for a term of 15 years, which can be extended for up to four additional five year terms, in consideration for an initial annual base rent payment of approximately $3.8 million.

The purchase agreement included provisions according to which up to 10 additional sites may be built by the E-Z Sellers on land parcels currently owned by the E-Z Sellers and leased to GPM (the “options to develop stores”).

Under the purchase agreement, the E-Z Sellers have a current responsibility to indemnify GPM for certain fundamental breaches of representations and warranties made by the E-Z Sellers as specified in the purchase agreement.

On the closing date, GPM contributed the Fuel Distribution Rights to GPMP in exchange for units of GPMP.

The details of the business combination were as follows:

Amount
(in thousands)
Fair value of consideration transferred:
Cash	$52,244
GPM PNC Line of Credit	9,891

Total consideration	$62,135

Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$1,112
Inventory	22,532
Other current assets	3,855

Current assets	27,499
Property and equipment, net	169,596
Option to acquire ownership rights	8,613
Options to develop stores	1,734
Trade name	9,185
Fair value of favorable leases	8,366
Environmental receivables	239

Non-current assets	197,733
Other current liabilities	(893)

Current liabilities	(893)
Other non-current liabilities	(105)
Environmental liabilities	(567)
Asset retirement obligations	(7,436)
Fair value of unfavorable leases	(19,131)
Deferred tax liability	(5,039)
Capital leases	(105,900)

Non-current liabilities	(138,178)
Total identifiable net assets	86,161

Bargain gain	(24,026)
Consideration paid in cash	62,135
Less: cash and cash equivalent balances acquired	(1,112)

Net cash outflow on acquisition date	$61,023

The Company included identifiable tangible assets and identifiable liabilities at their fair value based on the information available to the Company’s management on the acquisition closing date, including, among other things, an evaluation performed by external consultants for this purpose. The useful life of the options to acquire ownership rights, the options to develop stores and the trade name on the date of acquisition was approximately five years each.

The business acquisition resulted in a gain on bargain purchase of approximately $24.0 million which represented the difference between the fair value of the assets acquired and liabilities recognized of approximately $86.2 million and the total fair value of the consideration transferred of approximately $62.1 million. The Company recognized this gain and recorded it within the other expenses (income), net line item in the consolidated statements of operations.

The Company believes there were several advantages to the E-Z Sellers embedded in the transaction which made the E-Z Sellers prefer the transaction with GPM according to the agreed upon terms. These advantages included, per the Company’s belief, primarily: (1) the preference for the sale of all the Purchased Sites to a buyer who would continue to operate and manage all the Purchased Sites under the E-Z Sellers’ brand (E-Z Mart), in view of the fact that E-Z Mart was a private, family-owned company that was established by the father of the Sellers and managed by the E-Z Sellers for 30 years; (2) the relatively high degree of certainty that the transaction would indeed be consummated, among other things, in light of the absence of a financing arrangement as a condition precedent to the transaction; (3) GPM’s proven track record of completing acquisitions of this scale in a timely and efficient manner in the past; (4) the lower likelihood of not requiring a second-round antitrust review or divestitures that might have been required in case of a sale to other convenience stores chains operating in the areas in which E-Z Mart operates; (5) the advantage in obtaining consents from E-Z Mart’s fuel suppliers for the sale to the GPM versus a sale to other convenience store chains that do not work with those fuel suppliers or that operate only unbranded gas stations; (6) economic advantages (including tax advantages) arising from the agreement with GPM, especially derived from the fact that the E-Z Sellers retained the real estate ownership in more than 100 sites and leased them under a long-term lease to GPM in consideration for rent, instead of an immediate sale of those sites; and (7) economic advantages (including tax advantages) for the EZ Sellers embodied in the future development of approximately 10 additional sites and their lease to GPM instead of an immediate sale of those sites.

Acquisition-related costs amounting to approximately $6.4 million and $0.4 million have been excluded from the consideration transferred and have been recognized as an expense within the other expenses (income), net line in the consolidated statements of operations for the years ended December 31, 2018 and 2017, respectively.

Results of operations for the acquisition were reflected in the consolidated statement of operations for the year ended December 31, 2018 for the period subsequent to the closing date. For the period from the closing date through December 31, 2018, the Company recognized $640.0 million in revenues and $6.8 million in net income related to the E-Z Mart Acquisition.

Additional 2018 Acquisitions

1-Stop Acquisition: On June 13, 2018, 11 convenience stores and gas stations located in Michigan were acquired (the “1-Stop Acquisition”). The consideration paid at closing was approximately $3.5 million plus $0.9 million primarily for the value of cash and inventory in the stores on the closing date less other adjustments, and was primarily financed with the GPMP KeyBank Revolving Credit Facility (as described in Note 11 below). At the closing, GPMP purchased the right to supply fuel to the acquired sites in exchange for GPM amending its fuel supply agreement with GPMP for 10 years with respect to such acquired sites. As part of the purchase agreement, GPM leases the stores from the former owner for 15 years, with six additional five year options.

Crenco Acquisition: On March 7, 2018, five convenience stores and gas stations located in the South Carolina, were acquired (the “Crenco Acquisition”). The consideration paid was approximately $5.3 million plus approximately $0.7 million for cash and inventory in the stores on the closing date, of which $5.0 million was financed with the GPMP KeyBank Revolving Credit Facility (as described in Note 11 below) and the remainder was primarily financed through the GPM PNC Line of Credit (as described in Note 11 below). At the closing, GPMP purchased the right to supply fuel to the acquired sites in exchange for GPM amending its fuel supply agreement with GPMP for 10 years with respect to such acquired sites. At the closing, GPM purchased three of the properties and leased the other two stores from the former owner. The leases each contain a purchase option granting GPM the right to purchase the sites.

The details of these two additional 2018 business acquisitions were as follows:

Amount
(in thousands)
Fair value of consideration transferred:
Cash	$1,194
GPMP KeyBank Revolving Credit Facility	8,300
GPM PNC Line of Credit	935

Total consideration	$10,429

Assets acquired and liabilities assumed at the dates of acquisition:
Cash and cash equivalents	$79
Inventory	1,630
Other current assets	94

Current assets	1,803
Environmental receivables	22
Property and equipment, net	5,240
Option to acquire ownership rights	1,397
Deferred tax asset	456

Non-current assets	7,115
Other current liabilities	(174)

Current liabilities	(174)
Environmental liabilities	(42)
Asset retirement obligations	(449)

Non-current liabilities	(491)
Total identifiable net assets	8,253

Goodwill	2,176
Consideration paid in cash	10,429
Less: cash and cash equivalent balances acquired	(79)

Net cash outflow on acquisition dates	$10,350

The Company included identifiable tangible assets and identifiable liabilities at their fair value based on the information available to the Company’s management on the acquisition closing dates, including, among other things, an evaluation performed by external consultants for this purpose. The useful life of the options to acquire ownership rights on the date of acquisition was approximately six years.

As a result of the business acquisitions, the Company recorded goodwill of approximately $2.2 million. The goodwill was fully allocated to the GPMP segment and attributable to the opportunities to expand within existing geographic locations and add a significant amount of volume to the GPMP segment. None of the goodwill recognized is tax deductible for US income tax purposes.

Acquisition-related costs amounting to $0.4 million have been excluded from the consideration transferred and have been recognized as an expense within other expenses (income), net line in the consolidated statements of operations for the year ended December 31, 2018. No acquisition-related costs were recognized for the year ended December 31, 2017.

Results of operations for the acquisition were reflected in the consolidated statement of operations for the year ended December 31, 2018 for the period subsequent to the closing dates. For the period from the closing date through December 31, 2018, the Company recognized $67.0 million in revenues and $1.1 million in net income related to these acquisitions.

Roadrunner Acquisition

On February 10, 2017, GPM entered into a purchase agreement with unrelated third-parties (the “Roadrunner Sellers”) for the acquisition of full ownership in two US entities that operate 92 convenience stores and gas stations (the “Convenience Business”) and seven franchised, quick service restaurants located in the Southeast US (the “QSR Business”), together with assets that included, among other things, the fee simple interest in 76 of the Convenience Business sites (the “Owned Sites”). The closing of the Convenience Business occurred on April 4, 2017 (the “Roadrunner Closing Date”) and the closing of the QSR Business occurred on May 23, 2017. The acquisition of the Convenience Business and the QSR Business were treated as a single acquisition. At the Roadrunner Closing Date, GPM WOC Holdco, LLC (“Holdco”), a fully owned subsidiary of GPM, acquired from the Roadrunner Sellers the full ownership in the entity that operates the Convenience Business (“MEOC”), and GPM RE, LLC (“GPM RE”), an entity fully owned by GPM, acquired 11 Owned Sites and the Roadrunner office building, and on the date of the closing of the QSR Business, GPM acquired from the Roadrunner Sellers the full ownership in the entity that operates the QSR Business.

The total consideration paid at the Roadrunner Closing Date was approximately $28.0 million (the “Consideration”), out of which approximately $4.5 million was paid as a result of adjustments relating to cash, net working capital and other items. A total of $24.0 million of the Consideration was financed through a related-party loan from the Company and the majority of the remaining amount was financed through the Holdco PNC Line of Credit (as defined in Note 11 below). Based on post-closing adjustments, GPM received from the Roadrunner Sellers approximately $0.6 million primarily related to working capital adjustments, which was received in September 2017.

Additionally, at the Roadrunner Closing Date, according to an agreement, that was signed prior to the Roadrunner Closing Date, between GPM and the A REIT, the A REIT purchased directly from the Roadrunner Sellers the fee simple ownership in 66 of the Owned Sites in consideration for approximately $139 million, paid directly by the A REIT to the Roadrunner Sellers. Simultaneously with the purchase, the A REIT and MEOC entered into a lease agreement for all the Owned Sites acquired by the A REIT for a term of 20 years, which can be extended for up to four additional five year terms, with an initial annual base rent payment of approximately $10 million. The lease is guaranteed by GPM.

Under the purchase agreement, the Roadrunner Sellers have a current responsibility to indemnify GPM and Holdco for certain fundamental breaches of representations and warranties made by the Roadrunner Sellers as specified in the purchase agreement.

On the Roadrunner Closing Date, MEOC contributed the rights to supply fuel to the Convenience Business sites and certain of its contracts with third-party fuel suppliers to GPMP in exchange for units of GPMP.

The details of the business combination were as follows:

Amount
(in thousands)
Fair value of consideration transferred:
Cash	$23,388
Holdco PNC Line of Credit	3,911

Total consideration	$27,299

Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$8,769
Restricted cash	1,630
Trade receivables	184
Inventory	9,052
Other current assets	3,139

Current assets	22,774
Property and equipment, net	25,578
Trade name	3,432
Fair value of favorable leases	6,549
Environmental receivables	1,282
Non-current assets	128

Non-current assets	36,969
Accounts payable	(12,136)
Other current liabilities	(7,637)

Current liabilities	(19,773)
Environmental liabilities	(1,294)
Asset retirement obligations	(2,869)
Fair value of unfavorable leases	(10,009)
Deferred tax liability	(3,180)

Non-current liabilities	(17,352)
Total identifiable net assets	22,618

Goodwill	4,681
Consideration paid in cash	27,299
Less: cash and cash equivalent balances acquired	(8,769)
Less: restricted cash balances acquired	(1,630)

Net cash outflow on acquisition date	$16,900

The Company included identifiable tangible assets and identifiable liabilities at their fair value based on the information available to the Company’s management on the acquisition closing date, including, among other things, an evaluation performed by external consultants for this purpose. The useful life of the trade name on the date of acquisition was approximately five years.

As a result of the business acquisition, the Company recorded goodwill of approximately $4.7 million. The goodwill was fully allocated to the GPMP segment and attributable to the opportunities to expand within existing geographic locations and add a significant amount of volume to the GPMP segment. Approximately $3.0 million of the goodwill recognized is tax deductible for US income tax purposes.

Acquisition-related costs amounting to $2.2 million have been excluded from the consideration transferred and have been recognized as an expense within other expenses (income), net in the consolidated statements of operations for the year ended December 31, 2017.

Results of operations for the acquisition were reflected in consolidated statements of operations for the year ended December 31, 2017 for the period subsequent to the closing dates. For the period from the closing dates through December 31, 2017, the Company recognized $266.5 million in revenues and $7.0 million in net income related to the Roadrunner Acquisition.

Jiffy Stop Acquisition

On July 18, 2017, seven convenience stores and gas stations located in the Midwest were acquired (the “Jiffy Stop Acquisition”). The consideration paid at closing was approximately $2.2 million plus approximately $0.7 million for inventory and cash in the stores, and was primarily financed with the GPMP KeyBank Revolving Credit Facility. At the closing, GPMP purchased the right to supply fuel to the acquired sites in exchange for GPM entering into a fuel supply agreement with GPMP. Simultaneously with the acquisition, GPM entered into a lease agreement for the seven stores with the seller for approximately $0.6 million annually. In addition, pursuant to the asset purchase agreement, GPM was granted an option to acquire the ownership rights in all the sites at the end of six years from the closing date of the transaction for a consideration of $6.0 million and additional options (if the option is not exercised) for the purchase at the end of 10 and 15 years from the closing date in consideration for such amount plus linkage to the US Consumer Price Index.

The details of the business combination were as follows:

Amount
(in thousands)
Fair value of consideration transferred:
Cash	$954
GPMP KeyBank Line of Credit	2,000

Total consideration	$2,954

Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$13
Inventory	702
Other current assets	45

Current assets	760
Environmental receivables	11
Property and equipment, net	456
Option to acquire ownership rights	1,926

Non-current assets	2,393
Other current liabilities	(19)

Current liabilities	(19)
Environmental liabilities	(22)
Asset retirement obligations	(158)

Non-current liabilities	(180)
Total identifiable net assets	2,954

Goodwill	—
Consideration paid in cash	2,954
Less: cash and cash equivalent balances acquired	(13)

Net cash outflow on acquisition date	$2,941

The Company included identifiable tangible assets and identifiable liabilities at their fair value based on the information available to the Company’s management on the acquisition closing date, including, among other things, an evaluation performed by external consultants for this purpose. The useful life of the option to acquire ownership rights on the date of acquisition was approximately 15 years.

As a result of the business acquisition, no goodwill was recorded.

Acquisition-related costs amounting to $0.3 million have been excluded from the consideration transferred and have been within other expenses (income), net in the consolidated statements of operations for the year ended December 31, 2017.

Results of operations for the acquisition were reflected in consolidated statements of operations for the year ended December 31, 2017 for the period subsequent to the closing date. For the period from the closing date through December 31, 2017, the Company recognized $12.5 million in revenues and $0.3 million in net income related to the Jiffy Stop Acquisition.

Potential Acquisition — Empire Acquisition

On December 17, 2019, a fully owned subsidiary of GPM and GPMP entered into a purchase agreement with unrelated third-parties (the “Sellers”) for the acquisition of (i) the Sellers’ wholesale business of supplying fuel which currently includes approximately 1,500 gas stations operated by others (dealers) and (ii) approximately 75 Seller self-operated convenience stores and gas stations, all in 30 states, 10 of which being states that GPM is not active in as of December 31, 2019 (the “Empire Acquisition”).

According to the purchase agreement, at the closing of the Empire Acquisition (the “Closing Date”), the Sellers: (i) will lease to GPM sites that are valued at $60 million out of the 103 sites that are owned by the Sellers as specified below (the “Seller’s Lease”) and will sell to GPM the fee simple ownership in the remaining sites that are owned by them; (ii) will assign to GPM the leases of approximately 130 sites; and (iii) will sell and assign the equipment, inventory, agreements, intangible assets and other rights with regard to the wholesale and retail business and the deposits from dealers that serve as a security (collectively, the “Acquired Business”).

The consideration to the Sellers for the Acquired Business will be as follows:

•

At the closing, approximately $360 million will be paid (the “Base Consideration”), plus the amount of cash and inventory in stores on the closing date, deposit amounts and other collateral provided by the dealers and amounts on account of other adjustments to take place at and following the Closing Date.

•

On each of the first five anniversaries of the closing date, the Sellers will be paid an amount of $4.5 million (total of $22.5 million) (the “Additional Consideration”). If the Sellers will be entitled to amounts on account of the Contingent Consideration (as defined below), these amounts will initially be applied to accelerate payments on account of the Additional Consideration.

•

An amount of up to $42.5 million (the “Contingent Consideration”) will be paid to the Sellers according to mechanisms set forth in the purchase agreement, with regard to the occurrence of the following events during the five years from the closing (the “Earnout Period”): (i) sale and lease to third parties or transfer to self-operation by GPM of sites which leases to third parties expired or are scheduled to expire during the Earnout Period, (ii) renewal of agreements with dealers at sites not leased or owned by GPM which agreements expired or are scheduled to expire during the Earnout Period, (iii) improvement in the terms of the agreements with fuel suppliers (with regard to the Acquired Business and/or GPM’s sites as of the closing date), (iv) improvement in the terms of the agreements with transportation companies (with regard to the Acquired Business and/or GPM’s sites as of the closing date), and (v) the closing of additional wholesale transactions that the Sellers has engaged in prior to the closing date. The measurement and payment of the Contingent Consideration will be made once a year.

The leases from the Sellers will be for a term of 15 years, which can be extended by six additional five year terms, in consideration for an initial annual base rent payment of approximately $4.2 million, with increases during the term of the lease as set forth in the lease agreement. GPM will be granted options to purchase the sites during and at the end of the initial five year term and will have a right of first refusal to purchase the assets in the event of sale of the assets to third parties during such term, all as determined in the lease agreements.

The purchase agreement includes the Sellers’ undertaking to indemnify GPM for certain breaches of representations and warranties made by the Sellers as specified in the purchase agreement, subject to certain time and amounts limitations as determined in the purchase agreement.

The Base Consideration is expected to be paid by GPM and GPMP primarily by use of the Capital One Line of Credit (see Note 11 below regarding the increase of the Capital One Line of Credit in April 2020), and the Ares Loan as defined in Note 24 below.

The closing of the Empire Acquisition is subject to fulfillment of conditions precedent which include, among other matters, obtaining the approvals required by law from regulators, consents and certification from third parties relating to the assignment of the rights in the Acquired Business and receiving undertakings for title insurance for the ownership in sites that will be purchased as part of the Empire Acquisition.

Pursuant to the purchase agreement, if the Empire Acquisition does not close by September 30, 2020, each party will have the right to cancel the agreement (or extend the period to close by 30 days), except if the Empire Acquisition is not closed due to circumstances beyond the other party’s reasonable control or as a result of a breach of the agreement by the party seeking cancellation. On August 25, 2020, the Company received the approval for the Empire Acquisition in accordance with U.S. antitrust law, without imposing on GPM any material undertakings. Ares has extended the financing commitment as described in Note 24 below. GPM and the Sellers are working to fulfill the conditions precedent to closing in the beginning of the fourth quarter of 2020, however, there is no certainty that the Empire Acquisition will close.

I. Intercompany Loans Provided by the Company to GPM and its Subsidiaries

During 2015 through 2019, the Company provided loans to GPM in the total amount of approximately $160 million, the balance of which (including interest receivable) as of December 31, 2019 was approximately $108 million. The loans were primarily used to finance the consideration paid by GPM and its subsidiaries in the Midwest, Admiral, Roadrunner and E-Z Mart acquisitions and were denominated mainly in NIS. The NIS loans bore annual interest rates ranging from 4.04% to 5.90% and the dollar denominated loans bore an annual interest rate of 7.5%, and were secured by various liens. On February 28, 2020, all of the loans provided by the Company to GPM were fully repaid in advance in a total amount of approximately $110 million from funds received from the Ares Loan as defined in Note 24 below.

Simultaneously with the repayment of the aforementioned loans, an early prepayment took place (instead of the original repayment date, as extended, set for August 2021) of an original amount of a loan of $10 million provided in 2015 by Holdings to GPM to finance part of the proceeds in the Midwest acquisition, which bore an annual interest rate at 7.5%.

The Company’s full rights in the Admiral and E-Z Mart loans, the balance of which (including interest receivable) as of December 31, 2019 was approximately $68 million, were pledged in favor of the Company’s Bondholders (Series C) as specified in Note 11 below. The amounts received as a result of the repayment of the said owner loans (after depositing in the Reserved Principal Account as specified in Note 11 below) were released from lien in favor of the Bondholders (Series C).

Subject to the terms established in the intercompany loan agreements (excluding the Midwest loan), to the extent that the Company prepays the Bonds (Series C), GPM will bear the costs associated with the early prepayment with respect of the prepaid loan amount.

4. Trade Receivables

Trade receivables consisted of the following:

	As of December 31,
	2019	2018
	(in thousands)
Credit card receivables	$19,895	$19,648
Dealer and customer credit accounts receivables, net	3,295	1,941

Total trade receivables, net	$23,190	$21,589

An allowance for doubtful accounts is provided based on management’s evaluation of outstanding accounts receivable. The Company had reserved $384 thousand and $305 thousand for uncollectible dealer and customer credit accounts receivables as of December 31, 2019 and 2018, respectively.

5. Inventory

Inventory consisted of the following:

	As of December 31,
	2019	2018
	(in thousands)
Fuel inventory	$41,508	$32,635
Merchandise inventory	109,170	103,492
Lottery inventory	7,074	5,727

Total inventory	$157,752	$141,854

Merchandise inventory consisted primarily of cigarettes, other tobacco products, beer, wine, non-alcoholic drinks, candy, snacks, dairy products, prepackaged food and other grocery items.

6. Other Current Assets

Other current assets consisted of the following:

	As of December 31,
	2019	2018
	(in thousands)
Vendor receivables	$32,538	$30,793
Asset resulting from contingent consideration — Riiser Acquisition	2,088	—
Prepaid expenses	6,797	6,482
Indemnification asset	—	1,500
Environmental receivables	998	2,524
Favorable leases	—	2,658
Income tax receivable	2,086	4,420
Other current assets	13,862	12,668

Total other current assets	$58,369	$61,045

7. Property and Equipment

Property and equipment consisted of the following:

	As of December 31,
	2019	2018
	(in thousands)
Land	$62,995	$62,283
Buildings and leasehold improvements	143,277	313,335
Equipment	343,823	336,276
Accumulated depreciation	(182,944)	(172,998)

Total property and equipment, net	$367,151	$538,896

Approximately $190.7 million in property and equipment under capital leases was reclassified primarily to right-of-use assets under financing leases on January 1, 2019 in conjunction with the adoption of ASC 842.

Depreciation expense, including property and equipment under capital leases in 2018 and 2017, was $40.4 million, $45.8 million and $32.9 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Sale-Leaseback

On November 25, 2019, the Group purchased four out of the five sites which the E-Z Mart sellers had the right to require the Group to purchase (see Note 3.H. above) for approximately $9.3 million. The E-Z Mart sellers’ right with regard to the fifth site expired.

Concurrently, an unrelated real estate investment trust acquired the fee simple ownership rights in the above four sites plus four other sites owned by the Group (collectively, the “Sold Sites”), and simultaneously with such closing, those sites were leased back to the Group.

According to the agreement with the real estate investment trust, the purchase price for the Sold Sites was approximately $16.0 million. The lease of the Sold Sites is for a term of 20 years, which can be extended for up to four additional five year terms, in consideration for an initial annual base rent payment of approximately $1.2 million. The lease of the Sold Sites was classified as an operating lease in the consolidated statements of operations for the year ended December 31, 2019. As a result of this transaction, the Company recorded a $6.0 million gain in other expenses (income), net in the consolidated statements of operations for the year ended December 31, 2019.

Acquisition of Fee Simple Interest in Five Convenience Stores

Pursuant to Note 3.H. above, with regards to the Option to Acquire Ownership Rights in sites the Group leased from the E-Z Mart sellers, on November 25, 2019, the Group purchased the fee simple ownership of five sites for approximately $6.6 million. The consideration was financed through the sale-leaseback transaction described above.

Acquisition of Fee Simple Interest in 12 Convenience Stores

On April 5, 2018, GPM entered into an agreement with a third-party for the purchase of the ownership of the real estate for 12 convenience stores and gas stations located in Delaware that, commencing from June 2008, were leased by the seller to GPM in consideration for an annual amount of approximately $1.4 million. The closing occurred on June 21, 2018.

The consideration paid to the seller amounted to a total of approximately $12.5 million, which was primarily financed through the a related-party loan from the Company as discussed in Note 3.I. above.

8. Goodwill and Intangible Assets

Goodwill

The Company reports revenue and operating results for three operating segments: retail, wholesale and GPMP (see Note 21 for a description of these operating segments). The following summarizes the activity in goodwill, by segment:

	Retail	GPMP	Total
	(in thousands)
Beginning balance, January 1, 2018	$14,861	$86,729	$101,590
Goodwill attributable to acquisitions during the year	—	2,176	2,176

Ending balance, December 31, 2018	14,861	88,905	103,766
Goodwill attributable to acquisitions during the year	—	30,186	30,186

Ending balance, December 31, 2019	$14,861	$119,091	$133,952

Intangible Assets

Intangible assets consisted of the following:

	As of December 31,
	2019	2018
	(in thousands)
Fuel supply agreements	$17,286	$17,286
Trade names	32,494	31,494
Options to acquire ownership rights and develop stores	14,034	13,670
Other intangibles	4,837	4,837
Accumulated amortization — Fuel supply agreements	(14,070)	(12,257)
Accumulated amortization — Trade names	(22,203)	(17,892)
Accumulated amortization — Options to acquire ownership rights and develop stores	(3,994)	(1,726)
Accumulated amortization — Other intangibles	(3,413)	(3,106)

	$24,971	$32,306

Franchise rights of $0.3 million and $0.4 million as of December 31, 2019 and 2018, respectively, were not currently being amortized.

The weighted average remaining amortization period for customer relationships, trade names, franchise rights and option to acquire ownership rights and develop stores are approximately six years, three years, 17 years and six years, respectively. Amortization expense related to definite lived intangible assets was $9.0 million, $8.0 million and $5.3 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Estimated amortization expense for each of the next five years and thereafter is expected to be as follows:

Future Amortization Expense	Amount
(in thousands)
2020	$8,131
2021	7,442
2022	4,718
2023	1,902
2024	578
Thereafter	1,880

$24,651

9. Other Current Liabilities

The components of other current liabilities were as follows:

	As of December 31,
	2019	2018
	(in thousands)
Accrued employee costs	$6,714	$8,694
Fuel and other taxes	21,034	19,115
Accrued insurance liabilities	7,477	8,277
Accrued expenses	15,974	12,718
Environmental liabilities	3,317	4,101
Deferred vendor income	9,294	8,061
Unfavorable leases	—	5,586
Accrued income taxes payable	730	540
Capital leases	—	9,992
Other accrued liabilities	2,979	2,568

Total accrued expenses and other current liabilities	$67,519	$79,652

10. Other Non-current Liabilities

The components of other non-current liabilities were as follows:

	As of December 31,
	2019	2018
	(in thousands)
Environmental liabilities	$11,777	$15,243
Deferred vendor income	22,049	21,767
Deferred gain	—	8,347
Unfavorable leases	—	37,917
Deferred rent expense	—	18,527
Provision — Pension Fund	—	2,500
Other non-current liabilities	2,555	2,516

Total other non-current liabilities	$36,381	$106,817

11. Debt

The Group’s debt was composed of the following:

	As of December 31,
	2019	2018
	(in thousands)
Arko Holdings Ltd.
Bonds (Series C)	$84,531	$88,555
Bonds (Series H)	277	358
Arko Convenience
Related-party loan	4,000	4,000
GPM
PNC lines of credit	82,824	47,845
PNC term loans	39,747	12,837
M&T debt	25,142	25,510
Related-party loan	7,718	8,576
Insurance premium notes	714	467
GPMP
PNC term loan	32,322	32,290
Capital One line of credit (formerly: KeyBank line of credit)	43,360	22,990
Less current portion	(101,955)	(62,823)

Total long-term debt	$218,680	$180,605

Bonds

The components of the Company’s bonds were as follows:

Bonds Series	Par Value as of December 31, 2019	Linkage Base	Interest Rate	Effective Interest Rate
Series C	NIS 287,897,488	Not linked	4.85%	4.40%
Series H (convertible to shares)	NIS 994,165	Not linked	6.95%	8.11%

Bonds (Series C)

On June 26, 2016, the Company issued NIS 138,337,000 (approximately $35.6 million) par value of bonds (Series C), bearing a fixed annual interest rate of 4.85% not linked (principal and interest) to any index (the “Bonds (Series C)”). The immediate proceeds of the offering amounted to approximately $35.6 million (approximately $35.0 million net of issuance costs). The principal of Bonds (Series C) is payable in eight annual installments on June 30 of each year from 2017 through 2024, as follows: the first payment was paid in 2017 at an amount equal to 5% of the principal; each of the second to seventh payments between 2018 through 2023 is at an amount equal to 10% of the principal and the last payment that will be paid in 2024 at an amount equal to 35% of the principal.

The interest on the Bonds (Series C) is paid in equal semi-annual installments at a rate of 2.425% on June 30 and December 31 of each year from 2017 through 2023 and on June 30, 2024.

Expansion of the Bonds Series

Date	Procedure	Par value	Consideration for each NIS 1 par value	Total consideration (gross)
February 23, 2017	Private Placement	NIS 35,000,000	1.043	Approximately $9.8 million
February 18, 2018	Public Placement	NIS 200,000,000	1.059	Approximately $59.9 million

Provisions Regarding the Company’s Activity and Designated Use of the Offering’s Proceeds

The Company has undertaken that, as long as the Bonds (Series C) are outstanding, most of the Company’s business activity will be in the fuel and convenience stores field and that a total of 75% of the offering’s proceeds after deducting amounts as stated in the Bonds (Series C) deed of trust (the “Deed of Trust”) will be used for purposes related to such activity and to repay the Bonds (Series C). For details regarding loans provided to GPM from the proceeds of the offering and their full repayment on February 28, 2020, see Note 3.I. above.

Collateral

To secure all the Company’s undertakings under the terms of the Bonds (Series C), the Company has registered in favor of the trustee for the Bonds (Series C) holders (the “Trustee”) the pledges as listed below:

•

Pledge on ACS shares — a first-degree fixed pledge, in an unlimited amount, on 338 ordinary shares of ACS (constituting 33.8% of the issued and outstanding share capital of ACS), including all related rights in connection with the encumbered shares, as specified in the Deed of Trust (“the shares pledged in favor of Bonds (Series C)”).

•	Pledge of rights of intercompany loans — see Note 3.I. above

•

Pledge on Reserved Interest and Principal Account — fixed and current first degree unlimited pledge on the Company’s bank account in which the amounts in respect of the principal and interest are deposited (“Reserved Principal and Interest Account”).

•

Reserved Interest — The Company undertook to deposit in the Reserved Interest and Principal Account an amount equal to the semi-annual interest payment for the subsequent semi-annual period, which will serve as collateral for the Bonds (Series C) holders until the full repayment of the Bonds (Series C).

•

Reserved Principal — The Company undertook that any amount received by the company from ACS and / or from Arko Convenience and / or from GPM will be deposited in the Reserved Principal and Interest Account, up to an amount equal to half the amount of the next principal payment in respect of Bonds (Series C).

As of December 31, 2019, a total of approximately $5.9 million is deposited in the Reserved Principal and Interest Account.

In addition to the above, the Deed of Trust includes additional details regarding the pledged assets and the mechanism for releasing and replacing the collaterals, including the sale of the pledged shares and / or in the event of the sale of ACS’ holdings in Arko Convenience (all or part) and / or the sale of Arko Convenience’s holdings in GPM (all or part).

Limitation on Distributions

The Company has undertaken that it will not make distributions (as defined in the Israeli Companies Law) in an amount that exceeds 50% of the net profits of the Company according to its last published financial statements (quarterly or annual) before the decision of distribution, provided that the last date required by law for publishing the following financial statements (quarterly or annual) has not elapsed, and provided that such distribution shall not bring the financial debt to net CAP ratio, as defined in the Deed of Trust to be over 70%.

Negative Pledge

The Company undertook that except for the sale of ACS’ holdings in Arko Convenience (in whole or in part) and / or the sale of Arko Convenience’s holdings in GPM (in whole or in part) in accordance with the provisions of the Deed of Trust, it will not sell, encumber and / or will not agree and / or undertake to encumber to secure any of its liabilities, or that of others, for the benefit of any third party, any Arko Convenience participation units, as held by ACS, in whole or in part, as the case may be, without the consent of Bonds (Series C) holders and Arko Convenience will not assume financial obligations towards third parties unrelated to the Company and / or the Group companies.

Early Redemption

The Company will place the Bonds (Series C) for full early redemption in the event of the sale of all of the pledged shares, or in the event of a sale that results in ACS or Arko Convenience ceasing to control GPM, and the Company will be entitled to call for early redemption at its initiative subject to the conditions established in the Deed of Trust.

Buyback Plan

On March 29, 2020, the Company adopted a buyback plan for the acquisition of Bonds (Series C), in an amount of up to $13.9 million, effective until March 31, 2021, at a price to be determined at the discretion of the Company’s management. In April 2020, the Company purchased approximately NIS 7.2 million par value Bonds (Series C) in consideration for approximately $2.0 million (NIS 7.2 million).

Bonds (Series H)

In November 2014 and February 2015, the Company issued approximately NIS 180.4 million par value of bonds (Series H), convertible to Company’s shares (the “Bonds (Series H)”). On October 5th of each year from 2020 through 2022, a third of the Bonds (Series H) principal will be paid. The interest is paid in equal semi-annual installments on April 5 and October 5 of each year through 2022.

Conversion of the Bonds (Series H)

Through September 19, 2022, the Bonds (Series H) are convertible into ordinary shares of NIS 0.01 par value of the Company, such that each NIS 1.382 par value (NIS 1.357 par value post rights offering completed in 2020) of Bonds (Series H) can be converted into one ordinary share of NIS 0.01 par value of the company, excluding the dates specified in the Bonds (Series H) deed of trust.

In the years ended December 31, 2019, 2018 and 2017, NIS 55,244, NIS 201,724, and NIS 37,039,371 par value of Bonds (Series H) were converted into 39,974, 145,965, and 40,814,443 ordinary shares of NIS 0.01 par value of the company, respectively.

Voluntary redemption and de-listing from trading on the stock exchange

On February 26, 2020, a voluntary redemption was made in which NIS 309,204 par value of the Bonds (Series H) were redeemed, resulting in a balance of the par value of the Bonds (Series H) (after the said redemption) of 595,607 par value. On March 6, 2020, the Bonds (Series H) ceased trading on the Tel-Aviv Stock Exchange.

Collateral of the Bonds (Series H)

A deposit in the amount of the full outstanding balance of the Bonds (Series H) amounted to approximately $0.3 million (principal and interest until the final repayment date of the bonds) as of December 31, 2019. In exchange for such deposit, all other collateral was removed.

GPM and Subsidiaries’ Financing Agreements

Type of financing	Amount of financing	Financing payment terms	Interest rate (1)	Interest rate as of December 31, 2019	Amount financed as of December 31, 2019 $000	Balance as of December 31, 2019 (net of deferred financing costs) $000

GPM PNC Line of Credit	Up to $77.5 million (prior to December 3, 2019, $67.5 million)	Maturity date of December 22, 2022	LIBOR rate plus 2.0% (prior to March 1, 2019 — LIBOR plus 2.5%) (2)	3.78%	50,900 with fixed LIBOR rate for 30 days	55,659
		The Group has the right to repay this line of credit subject to a prepayment penalty of 0.5% as long as the prepayment is done before December 21, 2020. For details regarding the consolidation with the Holdco PNC Line of Credit, see below.	ABR plus 0.5% (prior to March 1, 2019 — ABR plus 1%) (2)	5.25%	4,929 with the ABR (prime rate)
			Unused fee — 0.375% (prior to December 22, 2017 — 0.25%)		10,608 unused based on borrowing base

GPM PNC Term Loan	$10 million	The principal was paid in equal monthly installments of approximately $83 thousand, plus monthly interest payments, with the remaining balance due on the maturity date of December 22, 2022. On February 28, 2020, the loan was fully prepaid without penalty.	LIBOR rate plus 3.0% (prior to March 1, 2019 — LIBOR plus 3.5%)	4.72%	7,083 with fixed LIBOR rate for 30 days	6,923
			ABR plus 1.5% (prior to March 1, 2019 — ABR plus 2%)	6.25%	No borrowings under the ABR

GPM PNC 2nd Term Loan	$30 million	The principal was paid in equal monthly installments of approximately $250 thousand, plus monthly interest payments, with the remaining balance due on the maturity date of December 22, 2022. On February 28, 2020, the loan was fully prepaid without penalty.	LIBOR rate plus 3.0%	4.72%	29,250 with fixed LIBOR rate for 30 days	28,958
			ABR plus 1.5%	6.25%	No borrowings under the ABR

Holdco PNC Line of Credit	Up to $32.5 million	Maturity date of December 22, 2022	LIBOR rate plus 2.0% (prior to March 1, 2019 — LIBOR plus 2.5%) (2)	3.71%	25,500 with fixed LIBOR rate for 30 days	27,165
		The Group has the right to repay this line of credit subject to a prepayment penalty of 0.5% as long as the prepayment is done before December 21, 2020. For details regarding the consolidation with the GPM PNC Line of Credit, see below.	ABR plus 0.5% (prior to March 1, 2019 — ABR plus 1%) (2)	5.25%	1,733 with the ABR (prime rate)
			Unused fee — 0.375% (prior to December 22, 2017 — 0.25%)		4,853 unused based on borrowing base

Type of financing	Amount of financing	Financing payment terms	Interest rate (1)	Interest rate as of December 31, 2019	Amount financed as of December 31, 2019 $000	Balance as of December 31, 2019 (net of deferred financing costs) $000

Holdco PNC Term Loan	$10 million	The principal was paid in equal monthly installments of approximately $83 thousand, plus monthly interest payments, with the remaining balance due on the maturity date of December 22, 2022. On February 28, 2020, the loan was fully prepaid without penalty.	LIBOR rate plus 3.0% (prior to March 1, 2019 — LIBOR plus 3.5%)	4.72%	3,958 with fixed LIBOR rate for 30 days	3,866
			ABR plus 1.5% (prior to March 1, 2019 — ABR plus 2%)	6.25%	No borrowings under the ABR

GPMP PNC Term Loan (3)	$32.4 million	The principal of the loan will be repaid in full in one payment on the maturity date of December 22, 2022, and the interest is paid on a monthly basis. GPMP will repay the GPMP PNC Term Loan when the obligations owed under the PNC Credit Line Agreement are repaid in full.	LIBOR plus 0.50%	2.22%	32,416 with fixed LIBOR rate for 30 days	32,322
			Base rate (3)	6.75%	No borrowings under the Base rate

M&T Term Loan	$26 million	The principal is paid in equal monthly installments of approximately $207 thousand (principal and interest) with the remaining balance of $19.8 million due on the maturity date of December 10, 2021. The M&T Term Loan can be prepaid at anytime subject to a fee calculated as a percentage of the principal amount of the loan, currently ranging from 2% to 1% depending on the prepayment date.	Fixed rate	5.06%	22,070	21,870

Other M&T Term Loans	$3.6 million	The principal is being paid in equal monthly installments including interest of approximately $22 thousand with the remaining balance due on the maturity dates ranging from December 2021 through June 2024. The other M&T Term Loans can be prepaid at anytime subject to a fee calculated as a percentage of the principal amount of the loan, with such percentage decreasing over the term of the loan from 5% to 1%.	Fixed rate	4.17% to 5.26%	3,301	3,272

Type of financing	Amount of financing	Financing payment terms	Interest rate (1)	Interest rate as of December 31, 2019	Amount financed as of December 31, 2019 $000	Balance as of December 31, 2019 (net of deferred financing costs) $000

GPMP Capital One Line of Credit (formerly: KeyBank Line of Credit)	Up to $300 million (prior to July 15, 2019 — $110 million)	The full amount of the principal is due on the maturity date of July 15, 2024 (instead of July 10, 2020).	LIBOR plus 2.25% to 3.25% (prior to July 15, 2019 — 2.5% to 3.25%).	3.98%	46,200	43,360
			Base rate (4) plus 1.25% to 2.25% (prior to July 15, 2019 — 1.5% to 2.25%)	6.75%	No borrowings under the Base rate

Unused fee ranges from 0.3% to 0.50% (prior to July 15, 2019 — 0.375% to 0.50%)

The margin will be determined according to a formula in the financing agreement that depends on the leverage level of GPMP.

					253,800 unused

Total						223,395

(1)	The LIBOR can be fixed for 30, 60 or 90 day periods per the discretion of the management of GPM and in accordance with the mechanisms set in the financing agreements.
(2)

The Alternate Base Rate (“ABR”) is equal to the greatest of (i) PNC’s base rate (prime rate), (ii) the federal funds rate plus 0.5% or (iii) the daily LIBOR plus 1.0%. On April 2, 2019, the GPM PNC Facility and the Holdco PNC Facility were amended so that the interest rates paid to PNC were reduced by 0.5%.

(3)	Until this loan is fully repaid, 98% of the outstanding principal amount of this loan is secured by restricted investments.
(4)	Base Rate is equal to the greatest of (i) the administrative agent’s (Capital One) prime rate, (ii) the one-month LIBOR plus 1.00% or (iii) the federal funds rate plus 0.50%.

Financing Agreement with Ares Capital Corporation

On the Ares Closing Date, GPM entered into an agreement with Ares to provide to GPM financing in a total amount of up to $347 million (the “Ares Credit Agreement” and the “Ares Loan”), out of which, as of the Ares Closing Date, Ares has provided to GPM a loan in the amount of $162 million (the “Initial Term Loan”). The Initial Term Loan and the proceeds of the Class F Membership Units (as described in Note 3.A. above) were primarily used by GPM to repay the entire outstanding balance of the GPM’s related-party loans in the total amount of approximately $118 million (out of which $110 million to the Company), as well as to prepay the outstanding balance of the term loans from PNC for a total amount of $39.5 million. For further details on the Ares Credit Agreement, see Note 24 below.

Financing Agreements with PNC Bank, National Association (“PNC”)

GPM PNC Facility and Holdco PNC Facility

Beginning from November 2011, GPM and certain subsidiaries had a financing agreement with PNC (the “GPM PNC Facility”), which was amended from time to time, that provides the Group with term loans as well as a line of credit for purposes of financing working capital. On the Ares Closing Date, the outstanding balance of the PNC term loans were fully paid (other than the GPMP PNC Term Loan). GPM, certain other fully owned subsidiaries and PNC have entered into an amendment, restatement and consolidation of the current financing agreements between the parties (the “PNC Credit Line Agreement”).

The PNC Credit Line Agreement consolidated the GPM PNC Line of Credit and the Holdco PNC Line of Credit into one credit line in the amount of up to $110 million (the “PNC Line of Credit”), which, at the request of GPM, can be increased up to $150 million, subject to PNC’s discretion.

The PNC Line of Credit bears interest, as elected by GPM at: (a) LIBOR as defined in the PNC Credit Line Agreement plus a margin of 1.75% or (b) a rate per annum equal to the alternate base rate plus a margin of 0.5%, which is equal to the greatest of (i) the PNC base rate, (ii) the overnight bank funding rate plus 0.5%, and (iii) LIBOR plus 1.0%, subject to the definitions set in the agreement.

Beginning in April 2020, every quarter the LIBOR margin rate is updated based on the quarterly average undrawn availability of the line of credit, so that in the event of quarterly average undrawn availability of greater than or equal to 50%, the margin is reduced to 1.25%; in the event of quarterly average undrawn availability less than 50% and greater than or equal to 25%, the margin is reduced to 1.5%; and in the event of quarterly average undrawn availability less than 25%, the margin is 1.75%. Beginning in April 2020, the alternate base rate margin rate is updated according to the quarterly average undrawn availability to 0%, 0.25% and 0.5%, based on the credit line usage percentages above, respectively. Interest is paid in monthly installments provided that for LIBOR loans, interest is paid at the end of each LIBOR period. For unused amounts of the line of credit, a fee of 0.375% per annum is paid.

The calculation of the availability under the line of credit is determined monthly subject to terms and limitations as set forth in the PNC Credit Line Agreement, taking into account the balances of receivables, inventory and letters of credit, among other things.

No change was made to the maturity date and the ability to prepay (subject to prepayment fee) the PNC Line of Credit as described in the table above relating to the GPM PNC Line of Credit and the Holdco PNC Line of Credit.

As part of the amendment, definitions in the PNC Credit Line Agreement were changed to conform to the Ares Credit Agreement.

GPMP PNC Term Loan

GPMP has a term loan in the total amount of $32.4 million (the “GPMP PNC Term Loan”).

Intercreditor Agreements

Ares and PNC have entered into an intercreditor agreement that governs each of the rights in respect of the liens as set forth below and Note 24 and the manner of its exercise.

Restrictions and Limitations under the PNC Financing Agreements

The PNC Credit Line Agreement includes restrictions related to distributions that are consistent with those set forth in the Ares Credit Agreement (see Note 24 below) and which replaced the previous provisions regarding distributions according to which, among other things, GPM’s ability to distribute was subject to certain conditions including a Fixed Charge Coverage Ratio as defined below over a certain ratio set and Undrawn Availability limitations as defined in the GPM PNC Facility agreement.

The PNC Credit Line Agreement provides for customary representations, limitations and provisions including, among others, as to payments to related parties, new investments, sale of assets, payment of other indebtedness, liens and reporting requirements.

Defaults of the PNC Credit Line Agreement include, among other things, the failure to pay interest as required or non-compliance with restrictions and limitations under the GPM PNC Facility agreement subject to a cure period in accordance with the PNC Credit Line Agreement. Upon the occurrence of an Event of Default in accordance with PNC Credit Line Agreement, PNC has variety of remedies, which includes the immediate repayment of the PNC Credit Line and cancellation of the commitment to provide the remaining obligations for subsequent drawings according to the PNC Credit Line Agreement.

The PNC Credit Line Agreement includes restrictions similar to those included in the Ares Credit Agreement as set forth in Note 24 below. In addition, the PNC Credit Line Agreement requires that payments to the Class F Membership Unit holders (as defined in Note 3.A. above) will be made subject to undrawn availability of at least 20% of the PNC Line of Credit and payments to HP SCF, in addition to those described in Note 24 below, are subject to the amount being up to $62 million and undrawn availability of at least 20% of the PNC Line of Credit.

Collateral

As of the Ares Closing Date, PNC has a first priority lien on receivables, inventory and rights in bank accounts (other than assets that cannot be pledged due to regulatory or contractual obligations), and a second-degree lien on liens granted to Ares as specified in Note 24 below.

The GPMP PNC Term Loan is secured by US Treasury or other investment grade securities equal to 98% of the outstanding principal amount of the GPMP PNC Term Loan. GPM executed a guaranty of collection of GPMP’s obligations under the GPMP PNC Term Loan, which guaranty is secured by GPM’s assets securing the PNC Facility.

Additional Information

In accordance with the Ares Credit Agreement and the PNC Credit Line Agreement, an event of default under the other agreement or the M&T Term Loans by GPM will also constitute an event of default of the other agreements. A default under the Capital One Credit Facility will also be a default under the Ares Credit Agreement and indirectly under the PNC Credit Line Agreement.

Although GPM and GPMP’s subsidiary are the only guarantors of the GPMP PNC Term Loan, to the extent GPM does not fulfill its guaranty obligations, such default would also trigger a default under the PNC Credit Line Agreement.

Financing Agreements with M&T Bank

On December 21, 2016, GPM entered into an agreement with M&T Bank (“M&T”) for a $26.0 million loan which primarily financed the purchase of 34 stores that commencing August 2013 were leased by the Group (the “M&T Term Loan”). In connection with the M&T Term Loan, GPM pledged the property of the 34 sites as collateral. Over the past several years, additional term loans were provided by M&T. The M&T Term Loan agreement contains similar restrictions as the PNC Credit Line Agreement as described above. Additional acquisitions by GPM, other than permitted acquisitions as defined under the M&T Term Loan are subject to the approval of M&T, but will not be required if the loan to value of the M&T Term Loan is 65% or lower (or is paid-down to 65% or lower), as long as PNC approved such additional acquisitions.

On May 7, 2020, an amendment was signed to conform the agreements and limitations that are included in the financing agreements with M&T with those in the PNC Credit Line Agreement.

Updated financing agreement with a syndication of banks led by Capital One, National Association

On January 21, 2016, GPMP certain lenders and KeyBank National Association, as the administrative agent, swingline lender and letter of credit issuer, entered into a credit agreement for revolving credit facility, in the initial aggregated principal amount of up to $110 million (the “KeyBank Revolving Credit Facility”).

On July 15, 2019, GPMP entered into a credit agreement for a revolving credit facility with a syndication of banks led by Capital One, National Association (the “Capital One Credit Facility”), including the banks that have provided the KeyBank Revolving Credit Facility and several additional banks, which replaced the KeyBank Revolving Credit Facility, in an aggregate principal amount of up to $300 million (the “Capital One Line of Credit”).

The Capital One Credit Facility is available for general partnership purposes, including working capital, capital expenditures and permitted acquisitions, and allows GPMP to request that Capital One Credit Facility be increased up to $500 million (instead of a possible increase of the KeyBank Revolving Credit Facility that was of up to $220 million), subject to obtaining additional financing commitments from the lenders or from other banks, and subject to certain terms as detailed in the credit agreement. As GPM anticipates that the majority of the consideration for the Empire Acquisition will be funded through the Capital One Line of Credit, on April 1, 2020, GPMP entered into an amendment whereby the Capital One Line of Credit was increased from $300 million to $500 million, in accordance with commitments in a total amount of $200 million (the “Increased Amount”) received from US banks, led by Capital One, which Increased Amount was committed by most of the banks in the current syndication of the Capital One Line of Credit along with one additional bank.

The commitment to the Increased Amount is contingent upon the completion of the Empire Acquisition described in Note 3.H. above without any material changes affecting the lenders, including GPMP’s leverage ratio (pro forma) after the Empire Transaction is completed not to exceed 4.15 to 1.00. In addition, the commitment is subject to customary conditions which include, among others, the lack of a material adverse change in GPMP status and the completion of the final stages of due diligence by lenders.

At GPMP’s request, the Capital One Line of Credit can be increased up to $700 million (instead of a possible increase up to $500 million), subject to obtaining additional financing commitments from lenders or from other banks, and subject to certain items detailed in the Capital One Line of Credit. The undertaking to provide the increase will remain in effect until no later than December 31, 2020 and will be canceled prior to such date in the event that the Empire Acquisition has not taken place or is financed using other sources.

In accordance with the agreements, letters of credit availability was increased to $40.0 million (instead of $10.0 million as of December 31, 2019). No other substantial terms were changed, other than proforma adjustments that will be included after the closing of the Empire Transaction.

All borrowings and letters of credit under the Capital One Credit Facility are subject to the satisfaction of certain customary conditions, including the absence of any default or event of default and the accuracy of representations and warranties.

The terms of the Capital One Line of Credit include a reduction of 0.25% in the minimum rate of the margin as described above. In addition, the lenders will be paid an unused fee at a rate as described above, in accordance with the leverage level of the GPMP. GPMP will also pay the lenders standard fees and payments.

All obligations under the Capital One Facilities are guaranteed by all of GPMP’s present and future direct and indirect domestic subsidiaries (subject to certain exceptions as permitted under the Capital One Credit Facility).

The Capital One Credit Facility is secured by (i) substantially all of GPMP’s properties and assets and the properties and assets of GPMP’s subsidiaries and (ii) pledges of the equity interests in all present and future subsidiaries (subject to certain exceptions as permitted under the Capital One Credit Facility).

The Capital One Facilities provide for customary representations, warranties and covenants, including, among other things, covenants relating to (i) financial and collateral reporting and notices of material events and (ii) limitations on indebtedness and liens, dividends and distributions, transactions with affiliates and certain fundamental transactions.

Defaults of the Capital One Facilities include, among other things, the failure to pay the minimum monthly distribution on the A Units (as defined in Note 3.G. above) in full for five months (consecutive or cumulative) following four consecutive months of non-payment in full. Upon the occurrence of an Event of Default in accordance with Capital One Credit Facility, Capital One has variety of remedies, which includes the immediate repayment of the Capital One Line of Credit and cancellation of the commitment to provide the remaining obligations for subsequent drawings according to the Capital One Credit Facility.

Letters of Credit

Financing Facility	Amount available for letters of credit	Letters of credit issued as of December 31, 2019 (*)
GPM PNC Line of Credit	$12.0 million	$7.1 million
Holdco PNC Line of Credit	$10.0 million	None
Capital One Credit Facility	$10.0 million	None

(*)

The letters of credit were issued in connection with certain workers’ compensation and general insurance liabilities of the Group. The letters of credit will be drawn upon only if the Group does not comply with the time schedules for the payment of associated liabilities.

As of December 31, 2019, GPM may issue letters of credit at an annual cost of 1.5% of the amount of the letters of credit issued.

In accordance with the PNC Credit Line Agreement, letters of credit availability is up to $40 million (instead of $22 million as of December 31, 2019). The annual cost of the amount of letters of credit issued is without change until April 2020 and beginning in April 2020, once every quarter the cost will be updated according to the quarterly average undrawn availability, so that in the event of quarterly average undrawn availability of greater than or equal to 50%, the annual cost will be reduced to 1%; in the event of quarterly average undrawn availability less than 50% and greater than or equal to 25%, the annual cost will be reduced to 1.25%; and in the event of quarterly average undrawn availability less than 25%, the annual cost will be 1.5%.

Certain Other Financing Agreements

Related-party Loans: Refer to Note 18 for discussion.

Insurance Premium Notes: During the ordinary course of business, GPM finances insurance premiums with notes payable. These notes are generally entered into for a term of 18 months or less.

Total scheduled future principal payments required and amortization of deferred financing costs and debt discount under these debt agreements were as follows as of December 31, 2019:

Amount
(in thousands)
2020	$102,504
2021	48,535
2022	75,254
2023	11,539
2024	85,534

323,366
Deferred financing costs, debt discount and premium	(2,731)

Total debt	$320,635

Deferred financing costs of $3.1 million and $0.2 million were incurred in the years ended December 31, 2019 and 2018, respectively. At December 31, 2019 and 2018, the gross value of deferred financing costs of $3.0 million and $1.9 million, respectively, and accumulated amortization of $0.3 million and $1.7 million, respectively, were recorded as a direct reduction from the carrying amount of the associated debt liabilities. Amortization of deferred financing costs, debt discount and premium was $0.5 million, $0.3 million and $0.3 million for the years ended December 31, 2019, 2018 and 2017, respectively. Such amounts were classified as a component of interest and other financing expenses in the consolidated statements of operations.

Financial Covenants

To the extent that the Bonds (Series C and H) are outstanding, the Company has undertaken to meet certain financial covenants, including a net financial debt to net CAP ratio, GPM’s store level EBITDA and GPM’s financial debt to GPM’s store level EBITDA ratio, each as defined under the Bonds (Series C and H) deeds of trust. As of December 31, 2019, the Company was in compliance with all terms and commitments in accordance with the Bonds’ (Series C and H) deeds of trust.

The GPM PNC Facility and the Holdco PNC Facility, which were in effect until February 28, 2020, included a requirement to demonstrate compliance with certain financial covenants, including a fixed charge coverage ratio and leverage ratio, that was subject to usage of the line of credit above limitations set in the agreements. As of December 31, 2019, GPM used less than the total combined limitations amount of the GPM PNC Line of Credit and the Holdco PNC Line of Credit, and thus was not bound by these financial covenants. As part of the PNC Credit Line Agreement, these financial covenants were cancelled and instead increased reporting requirements were set in cases where the usage of the PNC Credit Line exceeds certain limitations set, and also it is required that the undrawn availability use of the credit line will equal to or be greater than 10%, subject to exceptions included in the PNC Credit Line Agreement.

Until May 7, 2020, the M&T Term Loan agreement included financial covenants as described above. The amendment signed with M&T as described above included the cancellation of the requirement to comply with said financial covenants and added a requirement to include compliance with the leverage ratio defined in the Ares Credit Agreement described in Note 24 below.

The M&T Term Loan agreement also requires GPM to maintain a debt service coverage ratio.

The GPMP PNC Term Loan and the Capital One Credit Facility require GPMP to maintain certain financial covenants, including a leverage ratio and an interest coverage expense ratio.

As of December 31, 2019, the Group was in compliance with all of the obligations and financial covenants under the terms and provisions of its bank loans.

12. Commitments and Contingencies

Environmental Liabilities and Contingencies

The Group is responsible for certain environmental costs and legal expenses arising in the ordinary course of business. See Note 14 for further discussion.

Asset Retirement Obligations

As part of the fuel operations at its Group owned and operated convenience stores, at most of the Group’s consignment dealer locations and at most of the other Group owned or lease locations leased to dealers, there are underground storage tanks for which the Group is responsible. The Group recognizes the future cost to remove an underground storage tank over the estimated remaining useful life of the underground storage tank or the termination of applicable lease. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time an underground storage tank is installed. The Group amortizes the amount added to equipment or right-of-use asset and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tanks. The accretion of the asset retirement obligation is recorded in interest and other financing expenses in the consolidated statements of operations.

The estimated liability is based upon the GPM’s historical experience in removing underground storage tanks, estimated tank useful lives, external estimates as to the cost to remove the tanks in the future and current and anticipated federal and state regulatory requirements governing the removal of tanks, and discounted. The Group annually re-evaluates its asset retirement obligations and revisions to the liability could occur due to changes in estimates of tank removal costs or timing, tank useful lives or whether federal or state regulators enact new guidance on the removal of such tanks. The non-current portion of the asset retirement obligation is included in non-current liabilities in the consolidated balance sheets.

A reconciliation and roll forward of the Group’s liability for the removal of its underground storage tanks was as follows:

	2019	2018
	(in thousands)
Beginning Balance as of January 1,	$31,535	$22,864
Additions	34	89
Acquisitions in year	4,994	7,885
Accretion expense	1,549	1,321
Adjustments	(438)	(545)
Retirement of tanks	(450)	(79)

Ending Balance as of December 31, (*)	$37,224	$31,535

(*)	$360 thousand and $370 thousand were recorded to other current liabilities in the consolidated balance sheets at December 31, 2019 and 2018, respectively.

Fuel Vendor Agreements

GPMP enters into fuel supply contracts with various major fuel suppliers. These fuel supply contracts have expiration dates at various times through March 31, 2026. In connection with certain of these fuel supply and related incentive agreements, the Group received upfront payments and other vendor assistance payments for rebranding costs and other incentives. In accordance with the GPMP distribution agreements, the funds are passed through to GPM. If GPMP defaults under the terms of any contract, including not purchasing committed fuel purchase volume, or terminates any supply agreement prior to the end of the applicable term, GPMP must refund and reimburse the respective fuel supplier for the unearned unamortized portion of the payments received to date, based on the amortization schedule outlined in each respective agreement and refund other benefits from each supplier subject to the terms that were set in the incentive agreement, as well as pay a penalty with regard to the early termination if applicable. The payments are amortized and recognized as a reduction to fuel costs using the straight-line method based on the term of each agreement or based on fuel volume purchased. The amount of the unamortized liability was $24.3 million and $23.3 million as of December 31, 2019 and 2018, respectively, which were recorded in other current and non-current liabilities on the consolidated balance sheets. The legal liability period in these fuel supply agreements can extend beyond the amortization period, and differ in the amortization schedule, used for book purposes. As of December 31, 2019, the Group was in compliance with its principal fuel vendor agreements.

Purchase Commitments

In the ordinary course of business, GPMP has entered into agreements with suppliers to purchase inventories for varying periods of time. GPMP’s fuel vendor agreements with suppliers require minimum volume purchase commitments of branded gasoline, which vary throughout the period of supply agreements and distillates annually. The future minimum volume purchase requirements under the existing supply agreements are based on gallons, with a purchase price at prevailing market rates for wholesale distributions. If GPMP fails to purchase the required minimum volume during a contract year, the underlying supplier’s exclusive remedies (depending on the magnitude of the failure) are either termination of the supply agreement and/or an agreed monetary compensation. Based upon GPMP’s current and future expected purchases, the Group does not anticipate incurring penalties for volume shortfalls.

The total future minimum gallon volume purchase requirements from fuel vendors were as follows:

Gallons
(in thousands)
2020	196,449
2021	193,115
2022	190,198
2023	176,928
2024	169,615
Thereafter	212,019

Total	1,138,324

Merchandise Vendor Agreements

GPM enters into various merchandise product supply agreements with major merchandise vendors. These major vendors supply a significant portion of GPM’s merchandise supply. GPM receives incentives for agreeing to exclusive distribution rights for the suppliers of certain supplies. As of December 31, 2019, the Group was in compliance with all of its principal merchandise vendor agreements.

Pension Fund Claim

On February 11, 2015, GPM and Holdco entered into an agreement with a third party, which was subsequently amended and restated (the “Midwest Acquisition”) to acquire 100% of the capital stock of WOC Southeast Holding Corp. (“WOC”), a US corporation which operated as of the closing of the acquisition through its subsidiaries, 161 convenience stores. The transaction closed June 3, 2015.

$25.0 million of the consideration was not paid to the seller at closing, but was to be paid as deferred consideration secured by a non-interest bearing up to ten-year promissory note (the “Midwest Seller Note”) issued by Holdco to the seller on June 3, 2015, while a portion of the payments were deposited into an escrow account.

The mechanism described above was established mainly based on obligations of a former affiliate of WOC (WOC is now a fully owned subsidiary of GPM), unrelated to the Group (the “Former Affiliate”), to make payments to a pension fund, and under US law, the pension fund could have required such payment from WOC.

On May 11, 2017, the Former Affiliate filed in Delaware for bankruptcy under Chapter 11 of the US Bankruptcy Code. Following that, the pension fund made a demand for payment of the full amount of the pension fund obligation, claiming that the outstanding principal amount of the pension obligation was approximately $58.1 million plus interest, liquidated damages, attorney’s fees and costs.

On March 23, 2018, the pension fund filed an action against WOC, the subsidiaries of WOC which were acquired in the Midwest Acquisition, and certain affiliates of the Former Affiliate asserting that those entities are jointly and severally liable for the full amount of the pension obligation.

On April 2, 2019, a settlement agreement was signed among GPM, the Midwest Seller, the private equity fund which is in control of the seller in the Midwest Acquisition and the pension fund whereby WOC paid $1.5 million at the signing of the settlement agreement by use of the funds held in the escrow account. The remaining $17.5 million of the settlement amount was paid on September 3, 2019. The settlement agreement also confirmed that the Midwest Seller Note was cancelled.

In addition, in accordance with the settlement agreement, in September 2019 a remaining amount of $1.1 million balance of the Midwest Acquisition purchase price that was held in an escrow account was released to the seller in the Midwest Acquisition.

In the year ended December 31, 2018, the effect of the above legal matters amounted to a net amount of approximately $2.3 million, which was presented in the other expenses (income), net line on the consolidated statement of operations. In the year ended December 31, 2019, an immaterial amount was presented in the other expenses (income), net line for associated legal expenses recorded.

Legal Matters

GPM is also a party to various other legal actions, as both plaintiff and defendant, in the ordinary course of business. The Company’s management believes, based on GPM’s estimations with support from legal counsel for these matters, that these other actions are routine in nature and incidental to the operation of GPM’s business and that it is not reasonably possible that the ultimate resolution of these matters will have a material adverse impact on the Group’s business, financial condition, results of operations and cash flows.

13. Leases

For further information regarding the adoption of ASC 842, including the method of adoption and practical expedients elected, see Note 2.

Lessee

As of December 31, 2019, the Group leases 1,090 of the convenience stores that it operates, 58 dealer locations and certain office spaces used by GPM as its headquarters in the US and the Company’s headquarters in Israel, including land and buildings in certain cases. Most of the lease agreements are for long-term periods, ranging from 15 to 25 years, and generally include several options for extension periods for five to 10 years each. The leases contain escalation clauses and renewal options as outlined in the agreements. Additionally, the Group leases certain store equipment, office equipment, automatic tank gauges, store lighting and fuel dispensers.

As of December 31, 2019, there are approximately 620 sites which are leased under 28 separate master lease agreements. Master leases with 10 lessors encompass a total of approximately 600 sites. Master leases with the same landlord contain cross-default provisions, in most cases. In most instances in which the GPM leases multiple stores from one landlord, each one under a separate lease agreement, the lease agreements contain cross-default provisions between all or some of the other lease agreements with the same landlord.

The rental agreements include rental fees that are set at the beginning of the lease, but which may increase by a specified increment or pursuant to a formula both during the course of the initial period and any additional option periods.

Some of the rental agreements include escalation clauses based on the consumer price index, and some of the lease agreements include an increase in the consumer price index coupled with a multiplier and a percentage increase cap effectively assures the cap will be reached each year. Lease payments determined as in-substance fixed payments are included in the lease payments used for the measurement of the lease liabilities. Some of the rental agreements include rental payments which are contingent upon petroleum and merchandise sales (these amounts were not material during the above periods). In some of the rental agreements, GPM is given the right of first refusal to purchase the sites from the lessor and in some of the rental agreements GPM is given an option to purchase the sites from the lessor.

The leases are typically triple net leases whereby GPM is responsible for the repair and maintenance at the site, insurance and property taxes in addition to environmental compliance.

Under ASC 842, the components of lease cost recorded on the consolidated statement of operations were as follows:

Year ended December 31, 2019
(in thousands)
Finance lease cost:
Depreciation of right-of-use assets	$12,992
Interest on lease liabilities	17,781
Operating lease costs included in store operating expenses	100,059
Operating lease costs included in general and administrative expenses	1,259
Lease cost related to variable lease payments, short-term leases and leases of low value assets	797
Right-of-use asset impairment charges	3,097

Total lease costs	$135,985

Total rent expense associated with these operating leases as measured under ASC 840 for the years ended December 31, 2018 and 2017 was $90.8 million and $77.3 million, respectively, and was primarily recorded in store operating expenses on the consolidated statements of operations. Total interest expense associated with the financing leases was $15.4 million and $10.0 million for the years ended December 31, 2018 and 2017, respectively.

In 2019, the total cash outflows for leases amounted to approximately $93.2 million for operating leases and $26.7 million for financing leases.

Supplemental balance sheet data related to leases was as follows:

As of December 31, 2019
(in thousands)
Operating leases
Assets
Right-of-use assets under operating leases	$793,086
Liabilities
Operating leases, current portion	34,303
Operating leases	816,558

Total operating leases	850,861
Weighted average remaining lease term (in years)	14.5
Weighted average discount rate	8.2%
Financing leases
Assets
Right-of-use assets	$213,434
Accumulated amortization	(32,877)

Right-of-use assets under financing leases, net	180,557
Liabilities
Financing leases, current portion	7,876
Financing leases	202,470

Total financing leases	210,346
Weighted average remaining lease term (in years)	23.6
Weighted average discount rate	8.6%

As of December 31, 2018, the gross value and accumulated amortization of assets under capital leases was $210.3 million and $20.4 million, respectively.

As of December 31, 2019, maturities of lease liabilities for operating lease obligations and finance lease obligations having an initial or remaining non-cancellable lease terms in excess of one year were as follows. The minimum lease payments presented below include periods where an option is reasonably certain to be exercised and do not take into consideration any future consumer price index adjustments for these agreements.

	Operating	Financing
	(in thousands)
2020	$101,603	$25,001
2021	101,694	23,535
2022	100,367	21,300
2023	100,826	19,904
2024	101,024	19,050
Thereafter	979,284	474,537

Gross lease payments	$1,484,798	$583,327
Less: imputed interest	(633,937)	(372,981)

Total lease liabilities	$850,861	$210,346

Lessor

GPM leases and subleases owned and leased properties to independent dealers and other tenants and subtenants which are accounted for as operating subleases. These leases and subleases are generally for periods of up to 10 years, which may be a fixed period or a shorter period with an option or series of renewal options, and in certain cases with additional renewal options past such 10-year period. Some of the rental agreements include rental fees which are based upon such tenant’s or subtenants’ sales subject to fixed minimum rental fees. At the time that an agreement is entered into, the dealers and other tenants and subtenants usually post a security deposit as collateral. Total operating sublease income for the Group was approximately $8.5 million, $7.9 million and $7.2 million for the years ended December 31, 2019, 2018 and 2017, respectively. Sublease income is included in other revenues, net in the consolidated statements of operations.

As of December 31, 2019, the future minimum cash payments to be received under these operating subleases that have initial or remaining non-cancelable terms in excess of one year were as follows:

Amount
(in thousands)
2020	$8,117
2021	6,126
2022	4,435
2023	3,368
2024	2,846
Thereafter	14,602

$39,494

14. Environmental Liabilities and Contingencies

The Group is subject to certain federal and state environmental laws and regulations associated with convenience store sites where it stores and sells fuel and other fuel products.

Costs incurred to comply with federal and state environmental regulations are accounted for as follows:

•	Annual payments for registration of underground storage tanks are recorded as prepaid expenses when paid and expensed throughout the year.

•	Environmental compliance testing costs of underground storage tanks are expensed as incurred.

•

Payments for upgrading and installing corrosion protection for tank systems and installation of leak detectors and overfill/spill devices are capitalized and depreciated over the expected remaining useful life of the relevant UST or the lease period of the relevant site in which the UST is installed, whichever is shorter. Leak detectors installed are capitalized and depreciated over the expected remaining useful life of the equipment.

•	Costs for removal of underground storage tanks located at GPM’s convenience stores and selected dealer locations are classified under the asset retirement obligation section as described in Note 12.

•

A liability for GPM’s future remediation costs of contaminated sites related to underground storage tanks as well as other exposures, is established when such losses are probable and reasonably estimable. Reimbursement for these expenses from government funds or from insurance companies is recognized as a receivable. The liabilities and receivables are not discounted to their present value. The net change in the reimbursement asset and liability for future remediation costs is recorded in store expenses in the consolidated statements of operations. The adequacy of the reimbursement asset and liability is evaluated by a third party at least twice annually and adjustments are made based on past experience, changing environmental conditions and changes in government policy.

As of December 31, 2019 and 2018, the Group’s environmental obligations totaled $15.1 million and $19.3 million, respectively. These amounts were recorded as other current and non-current liabilities in the consolidated balance sheets. Environmental reserves have been established on an undiscounted basis based upon internal and external estimates in regard to each site. It is reasonably possible that these amounts will be adjusted in the future due to changes in estimates of environmental remediation costs, the timing of the payments or whether the federal and/or state regulations in which GPM operates, and which deal with the environment, will be amended.

GPM maintains certain environmental insurance policies and participates in various state UST funds that entitle GPM to be reimbursed for environmental loss mitigation. Estimated amounts that will be recovered by GPM from its insurance policies and various state funds for the exposures totaled $6.7 million and $10.0 million as of December 31, 2019 and 2018, respectively, and were recorded as other current and non-current assets in the consolidated balance sheets.

The undiscounted amounts of future estimated payments and anticipated recoveries from insurance policies and various state funds as of December 31, 2019 were as follows:

	Payments	Recoveries	Net Obligations
	(in thousands)
2020	$3,317	$998	$2,319
2021	4,439	2,660	1,779
2022	3,161	1,523	1,638
2023	1,445	544	901
2024	865	334	531
Thereafter	1,867	657	1,210

Total Future Payments and Recoveries	$15,094	$6,716	$8,378

15. Income Taxes

The Company’s subsidiary, GPM, is taxed as a partnership for US federal and certain state jurisdictions for income tax purposes. Certain subsidiaries of GPM are taxed as a corporation for US federal and state income tax purposes. The taxable income and loss from all activities of GPM, excluding the activities of GPM’s subsidiaries which are taxed as a corporation, are included in the taxable income or loss of the GPM’s members.

On December 22, 2017, the US government enacted comprehensive tax legislation commonly referenced as the Tax Cuts and Jobs Act (the “TCJA”), which made broad changes to the US tax code including, among others: reducing the US federal tax corporate rate to 21%; eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; creating the base erosion anti-abuse tax, a new minimum tax; changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017; and limiting deductible interest expense . As a result of implementation of the TCJA, in 2017, the Company’s adjusted the deferred tax assets and liabilities of its foreign subsidiaries which resulted in recording a one-time benefit in the amount of approximately $4.2 million.

The Company has income tax net operating losses (“NOL”) and tax credit carryforwards related to both domestic and international operations. As of December 31, 2019, the Company has recorded a deferred tax asset of $32.2 million reflecting the benefit of $79.4 million in loss carryforwards and $12.7 million in tax credits. The deferred tax assets expire as follows:

	Amount	Expiration Date
	(in thousands)
Domestic NOL	$17,546	Indefinite life
Domestic capital loss	3,014	Indefinite life
Domestic tax credits	5,931	2019—2024
Foreign NOL	61,898	2027—Indefinite
Foreign tax credits	6,809	2030—2034

At each balance sheet date, the Company’s management assesses available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the respective three-year periods. Such objective evidence limits the ability to consider other subjective evidence such as the Company’s projections for future growth. On the basis of the evaluation, a valuation allowance has been recorded to reflect only the portion of the deferred tax asset that is more likely than not to be realized. The valuation allowance recorded as of December 31, 2019 and 2018 was $24.8 million and $8.9 million, respectively.

The benefits of tax positions are not recorded unless it is more likely than not the tax position would be sustained upon challenge by the appropriate tax authorities. Tax benefits that are more likely than not to be sustained are measured at the largest amount of benefit that is cumulatively greater than a 50% likelihood of being realized. As of December 31, 2019, 2018 and 2017, the Company and its subsidiaries have not recorded any unrecognized tax benefits.

The Company is subject to foreign withholding on payments of interest from the Company’s foreign subsidiaries. The withholding rate for the US- Israel Tax Treaty in respect of interest payments is 17.5%.

Each of the Company’s subsidiaries is subject to examination in their respective filing jurisdiction. For the Company’s US subsidiaries, tax years ending after December 31, 2016 remain open. The Company’s tax returns up to and including tax year 2014 are considered as closed due to statute of limitations.

Earnings before income taxes were as follows:

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Domestic (Israel)	$(581)	$4,117	$(2,674)
Foreign (US)	(39,907)	11,865	(5,858)

Total	$(40,488)	$15,982	$(8,532)

The components of the income tax provision were as follows:

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Current:
Domestic	$—	$—	$—
Foreign federal	(1,140)	(1,277)	3,510
Foreign state and local	(728)	(573)	125

Total current	(1,868)	(1,850)	3,635

Deferred:
Domestic	—	—	—
Foreign federal	(4,311)	8,929	5,863
Foreign state and local	12	854	236

Total deferred	(4,299)	9,783	6,099

Total income tax (expense) benefit	$(6,167)	$7,933	$9,734

The reconciliation of significant differences between income tax expense applying the Israeli statutory rate and the actual income tax benefit (expense) at the effective rate were as follows:

	Year ended December 31,
	2019		2018		2017
	(in thousands)
Income tax benefit (expense) at the Israeli statutory rate	$9,312	-23.0%	$(3,676)	-23.0%	$2,048	-24.0%
Increases (decreases):
Non-controlling interest in foreign partnership	196	-0.5%	2,959	18.5%	2,033	-23.8%
International rate differential	(808)	2.0%	(11)	-0.1%	1,494	-17.5%
State income taxes, net of federal income tax benefit	512	-1.3%	(196)	-1.2%	341	-4.0%
Foreign taxes paid	(1,140)	2.8%	(1,282)	-8.0%	(828)	9.7%
Gain on bargain purchase	—	0.0%	3,854	24.1%	—	0.0%
Other foreign permanent items	(386)	1.0%	4,194	26.2%	(539)	6.3%
Tax rate changes	—	0.0%	—	0.0%	4,239	-49.7%
Valuation Allowance	(16,002)	39.5%	(515)	-3.2%	(1,321)	15.5%
Credits	2,601	-6.4%	2,474	15.5%	2,294	-26.9%
Other	(452)	1.1%	132	0.8%	(27)	0.2%

Total	$(6,167)	15.2%	$7,933	49.6%	$9,734	-114.2%

Significant components of deferred income tax assets and liabilities as of December 31, 2019 and 2018 consisted of the following:

	As of December 31,
	2019	2018
	(in thousands)
Deferred income tax assets:
Asset retirement obligation	$1,499	$1,390
Inventory	488	732
Lease obligations	3,246	23,183
Accrued expenses	249	317
Favorable and unfavorable leases	—	833
Deferred rent	—	1,333
Deferred income	1,767	1,926
Environmental liabilities	245	296
Pension Provision	—	4,921
Net operating loss carryforwards	19,444	12,876
Credits	12,740	9,753
Interest limitation	2,142	872
Other	2,561	2,000

Total deferred income tax assets	44,381	60,432

Valuation allowance	(24,802)	(8,921)

Total deferred income tax assets, net	19,579	51,511

Deferred income tax liabilities:
Property and equipment	(10,381)	(35,676)
Intangible assets	(1,513)	(1,935)
Prepaid expenses	(191)	(268)
Investment in partnership	(5,205)	(10,184)
Other	(3,330)	(1,927)

Total deferred income tax liabilities	(20,620)	(49,990)

Net deferred income tax (liability) asset	$(1,041)	$1,521

16. Equity

Rights Attached to the Shares

The Company’s shares are traded on the Tel Aviv Stock Exchange. Each ordinary share entitles its holder to: (1) the right to be invited and to participate in the general meetings of the Company and to the right to one vote for each ordinary share in each general meeting the holder participates in; (2) the right to receive dividends and bonus shares if and when distributed; and (3) the right to participate in the distribution of the Company’s surplus assets after its liquidation.

Shelf Prospectus

On February 27, 2019, the Company published a shelf prospectus for the issuance of various securities.

Buyback Plan for Company’s Shares

On March 27, 2019, the Company adopted a buyback plan for the Company’s shares, in an amount of up to NIS 15 million, effective until March 31, 2020. On August 22, 2019, the Company announced the cancelation of the buyback plan. No shares were bought under the plan.

Rights Offering

In April and May 2020, rights were exercised for the purchase of 66,699,053 ordinary shares of the Company offered by way of a rights offering, according to a shelf offering report published by the Company in April 2020, in exchange for a gross amount of $11.4 million. The Company adjusted the basic and diluted earnings per share retroactively for the bonus element for all periods presented.

17. Share-Based Compensation

On March 30, 2017, the Company’s Board of Directors approved (in accordance with the Company’s Remuneration Policy and in accordance with the Company’s Capital Remuneration Plan 2016) the grant of 3,945,994 restricted share units (“RSUs”) to officers and other employees of the Company. The RSUs were allocated under section 102 of the Israeli Income Tax Ordinance (capital gains scheme with a trustee).

Grant Date	Grantees	Exercise terms	Number of units allocated (in thousands)	Vesting and additional terms (1)	Expiration date (2)	Grant date fair value (in thousands) (3)	Volatility	Stock price at grant date
3/30/2017	Officers	Every restricted share unit is exercisable into common share NIS 0.01 par value	3,521			$1,546	28.1% — 33.0%	$0.53
3/30/2017	Employees		425	Four equal annual portions subject to continuance of employment	At the end of five years from grant date	175	28.1% — 33.0%	$0.53
3/27/2019	Employees		200			62	33.0% — 34.4%	$0.40

(1)

The RSUs vest in four equal annual tranches on the following dates: (a) the first tranche can be exercised after 12 months from the grant date; (b) the second tranche can be exercised after 24 months from the grant date; (c) the third tranche can be exercised after 36 months from the grant date; and (d) the fourth tranche can be exercised after 48 months from the grant date. The vesting at any such date is subject to the grantees being employed or providing services to the Company or related companies during the period beginning on the allotment of the RSUs and ending at the date of their realization and subject to ending the vesting period and to the provisions established in an event of termination of employer-employee relationship.

(2)

To the extent the RSUs are not exercised at an earlier date, the RSUs will expire at the earliest of: (a) the end of five years from the grant date; (b) the termination of the employment relationship between the Company and the grantees subject to the provisions adopted and (c) in accordance with the decision of the Board of Directors on the expiration of the plan and the RSUs granted according to it.

(3)

The fair value of the RSUs granted as specified above is calculated by the Company with the assistance of an independent external specialist with the required knowledge, experience and expertise, and is based on the market value of the share at the time of grant.

The following table summarizes the activity related to RSUs granted to officers and employees of the Company:

	As of December 31,
	2019	2018
	(in thousands)
Nonvested RSUs, beginning of year	2,960	3,946
Granted	200	—
Forfeited	(38)	—
Vested and exercised (*)	(986)	(986)

Nonvested RSUs, end of the year	2,136	2,960

(*)

On March 30, 2018 and 2019, the first and second tranches vested, each in the amount of approximately 986 thousand RSUs, and were fully converted by the Company’s officers and employees to the Company’s shares on April 30, 2018 and on April 11, 2019, respectively.

During the years ended on December 31, 2019, 2018 and 2017, the Company recognized compensation expense for the RSUs granted of approximately $0.5 million, $0.5 million and $0.3 million, respectively.

As of December 31, 2019, total unrecognized compensation cost related to unvested restricted units was approximately $0.7 million, net of estimated forfeitures, which is expected to be recognized over a weighted average period of approximately 1.4 years.

18. Related Party Transactions

Balances outstanding with related parties as of December 31, 2019 and 2018 were as follows:

	As of December 31,
	2019	2018
	(in thousands)
Current assets:
Due from equity investment	$113	$104
Loan to equity investment	672	438
Due from KMG Realty LLC	210	—
Due from related parties	38	38
Non-current assets:
Due from Holdings (1)	7,133	7,133
Current liabilities:
Due to KMG Realty LLC	(5)	(75)
Due to related parties	(50)	(38)
Loan from Holdings, including accrued interest	(906)	(913)
Non-current liabilities:
Loans from Holdings	(10,868)	(11,726)

(1)

The maturity date of the Promissory Note is August 31, 2021 and as a result was classified as other non-current assets as of December 31, 2019 and 2018. The Promissory Note was fully paid as of February 28, 2020.

Company Payments to Related Parties in Connection with the Provision of Service as Officers or Employment in the Company

On November 1, 2005, the Company entered into ongoing service agreement with KMG Realty LLC (“KMG”), a US registered entity wholly owned and controlled by Mr. Arie Kotler, one of the Company’s controlling shareholders, under which Mr. Kotler’s services will be provided to the Company as Chairman of the Company’s Board of Directors. The terms and period of the agreement have been updated and extended from time to time, up to and including October 31, 2020 (the “KMG Management Agreement”).

The extension of the KMG Management Agreement was approved at the Company’s general meeting on October 2, 2017, which also approved Mr. Kotler’s authorization to continue in the position of CEO (or exercise his power) in parallel with his tenure as Chairman of the Board, for an additional period of three years (effective from November 1, 2017 through October 31, 2020) at no additional cost.

According to the KMG Management Agreement, KMG is entitled to a monthly management fee in the amount of approximately $5 thousand, linked to the Consumer Price Index (a total of approximately

$60 thousand annually linked to the consumer price index in 2019, 2018 and 2017), and to a reimbursement for reasonable expenses incurred by KMG in connection with the provision of management services. Total amounts paid to KMG in accordance with the KMG Management Agreement, recorded in general and administrative expenses, were approximately $60 thousand, $70 thousand and $60 thousand in the years ended December 31, 2019, 2018 and 2017, respectively.

Subject to the limitations of the law, KMG (including its employees, agents or anyone acting on its behalf) is entitled to indemnification from the Company for any damage, debt, loss or expense resulting from the provision of management services or related to these management services, except due to gross negligence, bad faith or malice.

The KMG Management Agreement will remain in effect as long as Mr. Kotler continues to serve as Chairman of the Company’s Board of Directors. The termination of the KMG Management Agreement will be made in writing by either party with at least six months notification in advance. The provisions of the KMG Management Agreement will continue to apply during the notice period. The Company may, in its sole discretion, waive the actual provision of the services during the notice period, in whole or in part, provided that it pays KMG the full management fee as Chairman of the Board, and the payments and benefits to which it is entitled for the entire notice period.

Subsidiaries’ Payments to Related Parties in Connection with the Provision of Service as Officers or Employment in the Company

Mr. Kotler

Commencing from December 27, 2011, Mr. Kotler serves as GPM’s CEO under the terms and period of a management services agreement between GPM and KMG in connection with Mr. Kotler’s services as GPM’s CEO, which were approved and extended by resolutions of the shareholders of the Company from time to time (the “Management Agreement”).

Accordingly, on November 11, 2019, the Company’s general meeting approved the terms of the current Management Agreement, in respect of the period commencing from January 1, 2020 to December 31, 2022, which had been extended and updated for the period up to December 31, 2019, as specified below:

•

As of January 1, 2020, KMG is entitled to a monthly management fee of approximately $90,000 (instead of a monthly management fee of approximately $60,000 paid from January 1, 2017 to December 31, 2019).

•	KMG is entitled to receive an annual bonus (the “annual bonus”) in accordance with GPM’s bonus program, applicable to most of GPM’s headquarters’ staff.

•

The annual bonus to which KMG will be entitled will not exceed six monthly management fee payments. Based on GPM’s results for the years ended December 31, 2019, 2018 and 2017, KMG was not eligible for the annual bonus.

•

If KMG will be entitled to the annual bonus, in whole or in part, it will be entitled for up to a third of the annual bonus (i.e., up to two months of management fees), and its entitlement for the balance (up to four months of management fees) is subject to an increase in the Company’s share price, so that for each 5% increase in the Company’s share price against a defined base price, KMG will be entitled to a one-month fixed management fee, and up to a four month fixed management fee. The annual bonus as stated above will be measured and paid annually.

In December 2016, a Profits Participation Agreement was signed which entitles KMG to an annual net profit participation amount for the years 2017 through 2019 which is calculated as the lower of (i) 3% of GPM’s annual net profit, based on GPM’s US GAAP consolidated financial statements for the years ending December 31, 2017,

December 31, 2018 and December 31, 2019, or (ii) $280 thousand. On account of 2017, KMG was entitled to approximately $189 thousand. On account of 2018, KMG was entitled to approximately $280 thousand. KMG was not entitled to an annual profit participation amount on account of 2019. Approximately $210 thousand was paid as advances in 2019 which was recorded as a prepaid asset on the December 31, 2019 consolidated balance sheet.

Total amounts paid to KMG in accordance with the Management Agreement and the Profit Participation Agreement, recorded in general and administrative expenses, were approximately $0.7 million, $1.0 million and $0.9 million in the years ended December 31, 2019, 2018 and 2017, respectively.

Effective from January 1, 2020, the Profits Participation Agreement was amended such that the annual net profit participation amount for the years 2020 through 2022 is calculated as the higher of (i) 5% of GPM’s annual net profits for such calendar year based on GPM’s US GAAP consolidated financial statements after adjustments as defined below, or (ii) 5% of the positive difference (if any) between the adjusted EBITDA for such calendar year and the adjusted EBITDA for the prior calendar year (as defined below), up to an annual maximum amount of $400 thousand.

“Adjustments” shall mean the following add backs to the net income (loss) line of GPM’s US GAAP consolidated financial statements: (1) exchange rates differences related to NIS liabilities of GPM to the Company; (2) finance expenses related to loans provided by the Company to GPM and its subsidiaries; (3) advisory service fees from GPM to the Company; (4) adjustments resulting from the impact of the implementation of ASC 842; and (5) transaction costs.

“Adjusted EBITDA” shall mean, for any given calendar year, GPM’s net income (loss) adjusted to exclude depreciation and amortization, interest and income taxes and further adjusted to exclude certain other expenses and adjustments (without deducting the non-controlling interest portion), as will be published to the public by GPM or if GPM does not make such publications then by a company controlling GPM, as part of an annual report for such calendar year filed with a major stock exchange (including the Tel-Aviv Stock Exchange).

In the event of termination of the Management Agreement during a calendar year, KMG will be entitled within 14 days from the date of publication of GPM’s annual financial statements for that year to a pro rata portion of the annual participation amount which will be calculated according to the number of months during the year until termination, divided by twelve.

KMG is entitled to quarterly advances each year in an amount of up to 25% of the annual net participation amount and it undertook that to the extent that following the publication of GPM’s annual reports it becomes clear that the annual net participation amount is lower than the aforesaid advances paid for that year, then the excess amounts will be offset from any future amounts to which it will be entitled.

The payments as stated above will be made subject to KMG’s obligation to pay back GPM amounts it received based on the above mentioned payments, in an event that the database used for their calculation turns out to be erroneous as part of a restatement of the annual financial statements of GPM (which is not as a result of changes in generally accepted accounting principles) during a period of twelve consecutive quarters after the date of such payments.

Subject to the limitations of the law, KMG (including its employees, agents and / or anyone on its behalf) will be entitled to indemnification from GPM, GPMP and / or any other corporation controlled by GPM for any damage, debt, loss or expense arising from the provision of the management services or related to such services, and GPM and GPMP and / or any other entity controlled by GPM (to the extent that they hold a separate policy from GPM) will insure KMG and / or Mr. Kotler with officers’ insurance.

Termination of the engagement will be made by written notice by either party with at least 180 days advance notice. GPM may, in its sole discretion, waive receiving the services during the notice period, in whole or in part, provided that it pays KMG the management fees, and all other payments and benefits to which it is entitled for the entire notice period. The Management Agreement includes provisions with regard to early termination as is customary in similar management agreements to which GPM is a party.

Mr. Willner

Mr. Morris Willner, one of the Company’s controlling shareholders, serves as Chairman of the Board of GPM. The terms of the management services agreement between GPM and a US registered entity owned and controlled by Mr. Willner (the “Willner Management Company”) were first approved in 2015 (the “Willner Management Agreement”). On October 2, 2017, the Company’s General Meeting approved the extension of the Willner Management Agreement for an additional period of three years, from January 1, 2018 to December 31, 2020.

Pursuant to the Willner Management Agreement, during the term of providing the services, the Willner Management Company will provide GPM, through Mr. Willner, with management services of the type provided by a chairman of the board. In consideration for providing the services, the Willner Management Company is entitled to receive from GPM monthly management fees in the amount of $24,000. In addition, during the period of providing the management services and for the purpose of providing these services, the Willner Management Company will be entitled to reimbursement for all reasonable expenses incurred in providing the management services. Total amounts paid to Mr. Willner in accordance with the Willner Management Agreement, recorded in general and administrative expenses, were approximately $0.3 million in each of the years ended December 31, 2019, 2018 and 2017.

The Willner Management Company will be entitled to receive an annual payment based on GPM’s bonus plan, provided that in any case the payment to which the Willner Management Company will be entitled will not exceed six monthly management fee payments. Based on GPM’s results for the years ended December 31, 2019, 2018 and 2017, the Willner Management Company was not eligible for the annual bonus.

In addition and subject to the limitations of the law, the Willner Management Company (including its employees, agents and / or anyone acting on its behalf) will be entitled to indemnification from GPM for any damage, liability, loss or expense arising from providing the management services or related to such management services, and GPM will have the Willner Management Company and / or Mr. Willner as Chairman of the Board of GPM covered by a directors and officers’ insurance policy.

The Willner Management Agreement can be terminated by at least 90 days in advance with written notice given by either party. GPM may, in its sole discretion, waive receiving the services during the notice period, in whole or in part, provided that it pays the Willner Management Company the management fees and all other payments and benefits to which it is entitled for the entire notice period. The Willner Management Agreement includes provisions with regard to early termination as is customary in similar management agreements to which GPM is a party.

19. Earnings per Share

The following table sets forth the computation of basic and diluted net income per common share:

	Year Ended December 31,
	2019	2018	2017
	(in thousands)
Net (loss) income attributable to Arko Holdings Ltd.	$(43,539)	$10,966	$(5,829)
Net loss from discontinued operations	—	—	(7)

	(43,539)	10,966	(5,822)

Weighted average common shares outstanding — Basic (*)	773,796	772,633	758,688
Effect of dilutive securities:
Common stock equivalents	—	—	—

Weighted average common shares outstanding — Diluted	773,796	772,633	758,688

Net (loss) income per share — Basic and Diluted	$(0.06)	$0.01	$(0.01)

(*)	adjusted to reflect the right offering completed in 2020, as detailed in Note 16 above.

The following convertible bonds and restricted share units have been excluded from the computation of diluted earnings per share because their effect would be antidilutive:

	As of December 31,
	2019	2018	2017
	(in thousands)
Convertible bonds (par value)	994	1,388	1,685
Restricted share units	2,136	2,960	3,946

20. Fair Value Measurements and Financial Instruments

The Company utilizes fair value measurement guidance prescribed by accounting standards to value its financial instruments. The guidance specifies a three-level hierarchy that is used when measuring and disclosing fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. The following is a description of the three hierarchy levels.

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:	Inputs to the valuation methodology include quoted market prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value adjustment.

Transfers into or out of any hierarchy level are recognized at the end of the reporting period in which the transfers occurred. There were no transfers between any levels in 2019, 2018 or 2017.

The fair value of cash and cash equivalents, restricted cash and investments, and restricted cash in respect with Company’s bonds, trade receivables, accounts payable and other current liabilities approximated their carrying values as of December 31, 2019 and 2018 primarily due to the short-term maturity of these instruments. The fair value of the long-term debt approximated their carrying values as of December 31, 2019 and 2018 due to the frequency with which interest rates are reset based on changes in prevailing interest rates.

The Bonds (Series C) were presented in the consolidated balance sheets at amortized cost. The fair value of the Bonds (Series C) was $86.3 million and $85.2 million as of December 31, 2019 and 2018, respectively. The fair value measurements were classified as Level 1.

21. Segment Reporting

The reportable segments were determined based on information reviewed by the chief operating decision maker for operational decision-making purposes and the segment information is prepared on the same basis that our chief operating decision maker reviews such financial information. The Company’s reporting segments are the retail segment, the wholesale segment and the GPMP segment. The Company defines segment earnings as operating income.

The retail segment includes the operation of a chain of retail stores which include convenience stores selling fuel products and other merchandise to retail customers. At its Group operated convenience stores, the Group owns the merchandise and fuel inventory and employs personnel to manage the store.

The wholesale segment supplies fuel to independent dealers, sub-wholesalers and bulk purchasers, on either a cost plus or consignment basis. For consignment arrangements, the Group retains ownership of the fuel inventory at the site, is responsible for the pricing of the fuel to the end consumer, and shares the gross profit with the independent outside operators.

The GPMP segment includes GPMP and primarily includes the sale and supply of fuel to GPM and its subsidiaries selling fuel (both in the Retail and Wholesale segments) at GPMP’s cost of fuel including taxes and transportation plus a fixed margin and the supply of fuel to a small number of independent outside operators and bulk purchasers.

The “All Other” segment includes the results of non-reportable segments which do not meet both quantitative and qualitive criteria as defined under ASC 280, Segment Reporting.

The majority of general and administrative expenses, depreciation and amortization, net other expenses, net interest and other financing expenses and income taxes are not allocated to the segments, as well as minor other income items including intercompany operating leases.

With the exception of goodwill as described in Note 8 above, assets and liabilities relevant to the reportable segments are not assigned to any particular segment, but rather, managed at the consolidated level. All segment revenues were generated from sites within the US and substantially all assets were within the US. No external customer represented more than 10% of revenues.

Inter-segment transactions primarily included the distribution of fuel by GPMP to GPM and its subsidiaries selling fuel (both in the Retail and Wholesale segments). The effect of these inter-segment transactions was eliminated in the consolidated financial statements.

Year ended December 31, 2019	Retail	Wholesale	GPMP	All Other	Total
	(in thousands)
Revenues
Fuel revenue	$2,537,455	$159,597	$6,388	$—	$2,703,440
Merchandise revenue	1,375,438	—	—	—	1,375,438
Other revenues, net	43,882	5,264	784	—	49,930

Total revenues from external customers	3,956,775	164,861	7,172	—	4,128,808

Inter-segment	—	—	2,042,714	6,394	2,049,108

Total revenues from reportable segments	3,956,775	164,861	2,049,886	6,394	6,177,916

Operating income	90,454	52	43,500	6,394	140,400
Interest and financial expenses, net			(2,484)	(677)	(3,161)
Income tax expense				(1,038)	(1,038)
Loss from equity investment				(507)	(507)

Net income from reportable segments					$135,694

Year ended December 31, 2018	Retail	Wholesale	GPMP	All Other	Total
	(in thousands)
Revenues
Fuel revenue	$2,558,018	$169,518	$7,002	$—	$2,734,538
Merchandise revenue	1,281,611	—	—	—	1,281,611
Other revenues, net	42,044	5,013	724	—	47,781

Total revenues from external customers	3,881,673	174,531	7,726	—	4,063,930

Inter-segment	—	—	2,098,906	6,302	2,105,208

Total revenues from reportable segments	3,881,673	174,531	2,106,632	6,302	6,169,138

Operating income (loss)	91,041	(427)	40,006	6,302	136,922
Interest and other financial (expenses) income, net			(2,136)	673	(1,463)
Income tax expense				(1,180)	(1,180)
Loss from equity investment				(451)	(451)

Net income from reportable segments					$133,828

Year ended December 31, 2017	Retail	Wholesale	GPMP	All Other	Total
	(in thousands)
Revenues
Fuel revenue	$1,821,620	$135,640	$9,645	$—	$1,966,905
Merchandise revenue	1,031,798	—	—	—	1,031,798
Other revenues, net	36,883	4,241	719	—	41,843

Total revenues from external customers	2,890,301	139,881	10,364	—	3,040,546

Inter-segment	—	—	1,463,374	4,402	1,467,776

Total revenues from reportable segments	2,890,301	139,881	1,473,738	4,402	4,508,322

Operating income (loss)	74,167	(84)	33,920	4,402	112,405
Interest and other financing expenses, net			(1,702)	(898)	(2,600)
Income tax expense				(724)	(724)
Loss from equity investment				(452)	(452)

Net income from reportable segments					$108,629

A reconciliation of total revenues from reportable segments to total revenues on the consolidated statements of operations was as follows:

	Years ended December 31,
	2019	2018	2017
	(in thousands)
Total revenues from reportable segments	$6,177,916	$6,169,138	$4,508,322
Other revenues, net	(118)	953	588
Elimination of inter-segment revenues	(2,049,108)	(2,105,208)	(1,467,776)

Total revenues	$4,128,690	$4,064,883	$3,041,134

A reconciliation of net income from reportable segments to net (loss) income on the consolidated statements of operations was as follows:

	Years ended December 31,
	2019	2018	2017
	(in thousands)
Net income from reportable segments	$135,694	$133,828	$108,629
Amounts not allocated to segments:
Other revenues, net	(118)	953	588
Store operating expenses	(4,116)	1,659	595
General and administrative expenses	(66,743)	(59,271)	(48,068)
Depreciation and amortization	(58,031)	(50,068)	(35,026)
Other (expenses) income, net	(3,674)	12,020	(5,159)
Interest and other financial expenses, net	(45,045)	(24,770)	(31,267)
Income tax (expense) benefit	(5,129)	9,113	10,458
Net loss attributable to discontinued operations	—	—	(11)

Net (loss) income	$(47,162)	$23,464	$739

22. Store Operating Expenses

Store operating expenses consisted of the following:

	Years ended December 31,
	2019	2018	2017
	(in thousands)
Salaries and wages	$206,946	$191,126	$155,130
Rent	100,856	89,714	76,193
Credit card fees	61,079	57,944	42,811
Utilities, upkeep, and taxes	48,499	46,339	38,393
Repairs and maintenance	28,311	27,403	18,585
Insurance	17,549	15,323	12,058
Other store operating expenses	43,284	42,595	34,285

Total store operating expenses	$506,524	$470,444	$377,455

23. General and Administrative Expenses

General and administrative expenses consisted of the following:

	Years ended December 31,
	2019	2018	2017
	(in thousands)
Salaries and wages	$40,515	$37,282	$29,718
Legal, audit, professional and management fees expenses	4,678	5,845	5,108
Rent	1,259	1,129	1,097
Insurance	5,598	5,401	4,022
Other general and administrative expenses	17,261	12,360	10,677

Total general and administrative expenses	$69,311	$62,017	$50,622

24. Subsequent Events

In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequent events through September 9, 2020, which is the date these consolidated financial statements were available to be issued (the “issuance date”). Other than the events described in Notes 3, 11, 16 and 18 above and below, no other events were identified that required recognition or disclosure in these consolidated financial statements.

Ares Credit Agreement

As described in Note 11 above, on February 28, 2020 (the “Ares Closing Date”), GPM entered into an agreement with Ares to provide financing to GPM in a total amount of up to $347 million (the “Ares Credit Agreement” and the “Ares Loan” out of which the Company committed to provide GPM up to $47 million, as part of a syndication that was planned by Ares for the loan). On May 27, 2020, an amendment to the Ares Credit Agreement was signed (the “May 2020 amendment”), pursuant to which the Ares Loan amount was reduced to a total of up to $225 million, as detailed below, which was in accordance with Ares eligibility under the Ares Credit Agreement to reduce up to $75 million of the total Ares Loan amount. In addition, the Company’s commitment to provide GPM up to $47 million was cancelled and instead on June 30, 2020, the Company provided GPM and certain other fully owned subsidiaries a $25.0 million related-party loan secured by first degree liens on assets owned by GPM and certain other fully owned subsidiaries and Ares and PNC released their liens on such assets.

The following is a description of the key terms of the Ares Credit Agreement, as amended in the May 2020 amendment.

A loan in the amount of up to $225 million comprised of the following:

•

Initial Term Loan — $162 million that was provided at the Ares Closing Date. The Initial Term Loan and the proceeds of the Class F Membership Units (as described in Note 3.A. above) were primarily used by GPM to repay the entire outstanding balance of GPM’s related-party loans in the total amount of approximately $118 million, as well as to prepay the outstanding balance of the term loans from PNC for a total amount of $39.5 million.

•

Delayed Term Loan A — per the May 2020 amendment up to $63 million (instead of $135 million pursuant to the Ares Credit Agreement from February 28, 2020) that is to be used GPM to finance part of the consideration in the Empire Acquisition (including working capital) or investment in GPMP in exchange for an additional percentage that, pursuant to an amendment entered into in August 2020, can be borrowed in two drawings to be made no later than October 10, 2020. The obligation is subject to not having any material changes in the Empire Acquisition not approved by Ares.

All of the above will bear the same terms as to payment terms, interest and liens.

The Ares Loan principal is being paid in four equal quarterly installments in a total amount of 1% per annum with the remaining balance due on the maturity date of February 28, 2027. GPM is entitled to prepay the Ares Loan at any time, without penalty provided that if the prepayment is made before the end of one year from the Ares Closing Date, a fee of 1% will be paid.

The Ares Loan bears interest, as elected by GPM at: (a) a rate per annum equal to the Ares Alternative Base Rate (“Ares ABR”) plus a margin of 3.75%, or (b) LIBOR as defined in the agreement (not less than 1.5%) plus a margin of 4.75%. After one year from the Ares Closing Date, if the leverage ratio will be lower than 4.00 to 1, the margin will be reduced to 3.625% and 4.625%, respectively. The interest is being paid in quarterly installments under Ares ABR loans, and for LIBOR loans, the interest will be paid at the end of each LIBOR period but at least every three months. For unused portions of the Ares Credit Agreement, 1% per annum is being paid.

Ares ABR is equal to the greatest of: (i) the prime rate, (ii) the federal funds rate plus 0.5% and (iii) the one-month LIBOR plus 1.00%, all as defined in the agreement.

The Ares Loan is secured by a pledge on substantially all of the assets of GPM and all of its fully owned subsidiaries which are guarantors (other than assets that cannot be pledged due to regulatory or contractual obligations and assets pledged to M&T) including all of such entities’ rights in their subsidiaries (other than GPMP, Broyles Hospitality, LLC, and certain other subsidiaries).

The immediate owners of GPM, ACS, LLC, Holdings and HP SCF have pledged all their membership units in GPM as collateral to Ares.

Such pledges are in first priority other than second priority pledges on those assets pledged in first priority to PNC and certain other permitted liens. To the extent that the Group has financing agreements or leasing agreements with other third parties as defined according to ASC 842, the Group has also granted liens in favor of these third parties, which liens have priority over the collateral given to Ares.

The Ares Credit Agreement includes limitations and covenants as follows:

•	A leverage ratio will be measured on a quarterly basis.

•

The total indebtedness of Company and its subsidiaries (including GPMP) with regard to existing and future indebtedness, including, among other things, that the revolving line of credit to fund working capital (not including GPMP) will not exceed $200 million, limitations on incurrence of additional debt by GPMP if its total leverage ratio exceeds 4.75 to 1, and additional limitations on existing and future indebtedness, including with regard to indebtedness secured by specific assets.

•

Distributions to the members of GPM other than from equity issuance are subject to, among other things, the existence of excess cash flows (as defined in the Ares Credit Agreement) not required to be applied to prepay loans (or any portion thereof) and to a leverage ratio after such distribution not to exceed 2.85 to 1.

•	Payments to HP SCF on account of the senior preferred membership units and common membership units is subject to (unless made from equity issuance proceeds) a leverage ratio not to exceed 2.35 to 1.

•	Additional customary limitations and provisions exist as to payments to related-parties, new investments, sale of assets, payment of other indebtedness, liens and reporting requirements, among others.

•

Defaults of the Ares Credit Agreement include, among other things, the failure to pay principal and interest as required or non-compliance with financial covenants subject to a cure period in accordance with the Ares Credit Agreement. Upon the occurrence of an Event of Default in accordance with Ares Credit Agreement, Ares has variety of remedies, which includes the immediate repayment of the Ares Loan and cancellation of the commitment to provide the remaining obligations for subsequent loans according to the Ares Credit Agreement.

The Ares Credit Agreement includes events in which prepayments of the loan will be mandatory which include, among other things, excess cash flows according to mechanisms determined in the Ares Credit Agreement, net proceeds from sale of assets and net proceeds from additional indebtedness incurred as defined in the Ares Credit Agreement.

COVID-19 — Coronavirus

An outbreak of coronavirus (“COVID-19”) began in China in December 2019 and subsequently spread throughout the world. On March 11, 2020, the World Health Organization declared COVID-19 as a pandemic. Since the second half of March 2020, the pandemic has caused the issuance of orders in the US by the federal government, as well as governments of states and localities within the US, in an attempt to contain the spread of the coronavirus (such as restrictions on gathering and the closure of certain businesses).

During this period and until the issuance date of the consolidated financial statements, GPM’s convenience stores and independent outside operations continue to operate and remain open to the public as convenience store operations and gas stations are deemed an essential business by numerous federal and state authorities, including the U.S. Department of Homeland Security, and therefore are exempt from many of the restrictions that were, or are currently, imposed on the activity of US businesses. Commencing in May 2020, various states and localities began to gradually ease their stay-at-home orders and the orders requiring certain types of businesses to be closed. In addition, during this period and until the issuance date of the consolidated financial statements, the supply of products and gas to GPM’s convenience stores and gas stations has continued without any significant interruption. During this period and until the issuance date of the consolidated financial statements, there were positive impacts on the Company’s results of operations as measured regularly on the basis of segment operating income.

This increase in segment operating income was principally due to the significant increase in the fuel margin, which partially resulted from the significant drop in fuel prices commencing at the beginning of March 2020 and continuing through the end of April 2020, despite the significant reduction in the amount of gallons sold in the gas stations as a result of COVID-19 beginning in the second half of March 2020. Although fuel prices began to gradually increase in May 2020, fuel margin remained at higher levels than those achieved historically. Further, beginning in May 2020, stay-at-home orders began to be eased which resulted in an increase in the amount of gallons sold to prior weeks.

In light of the reduction in the amount of gallons sold, GPM’s principal fuel suppliers have temporarily revoked (for periods that vary among the different suppliers) the requirements under their agreements with GPMP to purchase minimum quantities of gallons, including such requirements under the incentive agreements from such suppliers. As of June 30, 2020, the reduction in gallons sold does not affect GPMP’s compliance with its commitments under the agreements with its principal suppliers.

During the second half of March 2020, there was a reduction in the merchandise revenue from GPM’s convenience stores and in the gross margin rate from such revenues. However, from the beginning of April 2020 and through the issuance date of the consolidated financial statements, GPM experienced growth in merchandise revenue and gross margin rate from such revenues as a result of shifting consumer demand from other retail channels to convenience stores and the continued increase in revenues for products in high demand, such as face masks and hand sanitizers.

On March 27, 2020, the CARES Act was enacted in response to the COVID-19. The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the US economy and fund a nationwide effort to curtail the effect of COVID-19. The CARES Act, among other things, increases the interest deductibility from 30% to 50% of adjusted taxable income for tax years beginning in 2019 and 2020; permits net operating loss (“NOL”) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021; allows NOLs incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes; accelerates refunds of any remaining alternative minimum tax carryforwards to the 2019 tax year; and changes the depreciable life of qualified improvement property to 15 years for income tax purposes making it eligible for bonus depreciation. Additionally, GPM is able to defer payment of the total accrued amount of the employer portion of the FICA payroll tax from the date of the enactment of the CARES Act until December 31, 2020. Half of that deferment must be paid by December 31, 2021 and the remaining half must be paid by December 31, 2022. The Company estimates that the positive impact expected from the CARES Act on the Company’s financial condition, results of operations or cash flows is not material.

Since the pandemic is an event that is characterized by great uncertainty, as well as rapid and frequent changes, among other things, in connection with the pace of limiting the spread of the pandemic and the future measures that will be taken in order to prevent it from spreading, the Company cannot forecast nor estimate the entire impact of the pandemic on its business operations or results of operations.

The pandemic is an event that is out of the Company’s control and its continuance and evolvement may include, among other things: (a) an increase or decrease in demand for products sold in convenience stores and gas stations; (b) disruptions or suspension of the Company’s activities as a result of imposing restrictions on customer and employee traffic, among other things; (c) disruptions or delays in delivering products to the Company and limiting employee availability; (d) restrictions on the sale and pricing of certain types of products; and (e) changes in laws at federal, state and local levels related to the pandemic. Any changes or developments, as well as the length of the pandemic and its impact on the US economy, may adversely affect the Company’s business operations as well as its results of operations.

Haymaker Acquisition Corp. II Merger Agreement

On September 8, 2020, a business combination agreement (“the Merger Agreement”) was entered into between the Company, Haymaker Acquisition Corp. II (“HYAC”), a special purpose acquisition company which raised in June 2019 approximately $400 million in an initial public offering, and newly-formed fully owned subsidiaries of HYAC that were formed in order to enable the consummation of the merger transaction (the “Merger Transaction”).

Below are the primary terms regarding the Merger Agreement and additional binding agreements that were signed simultaneously with its execution.

1.	Structure of the Merger Transaction: At the date of completion of the Merger Transaction (the “HYAC Closing Date”), as part of mergers that will take place, the Company and HYAC will become wholly owned and controlled subsidiaries of Arko Corp., which was formed as part of the Merger Agreement and which commencing from the HYAC Closing Date, its shares will be trading on the Nasdaq Stock Exchange and the Tel-Aviv Stock Exchange (“Arko Corp.”). Concurrently with the execution of the Merger Agreement, the third parties who hold a portion of the equity rights in GPM (the “GPM Minority”) entered into an agreement with HYAC for the sale of all of their rights, directly or indirectly, in GPM based on the value of the Merger Transaction, so that after the merger, Arko Corp. will directly and indirectly hold full ownership and control of GPM.

Following the Merger Transaction, the Company’s shares will be delisted from the Tel Aviv Stock Exchange and the Company is planned to become a ‘Bond Company’ (within the meaning of this term by the Israeli Companies Law, 5789-1999) and a ‘Reporting Corporation’ (within the meaning of this term by the Israeli Securities Law, 5728-1968).

2.

Consideration for the Merger Transaction: The Company’s shareholders will receive in total up to $717.3 million (and will be entitled to choose between three separate payout methods as detailed below) (the “Gross Consideration Value”) and the GPM Minority will receive in total $337.7 million (the “Minority Consideration Value”), such that the total purchase consideration will be $1.055 billion. The consideration election of the Company’s shareholders shall be made no later than the closing date of the Merger Transaction.

a.

Option A (Stock Consideration): The number of shares validly issued, fully paid and nonassessable shares of Arko Corp. equal to the quotient of (i) such holder’s portion of the Gross Consideration Value divided by (ii) $10.00.

b.

Option B (Mixed Consideration): (A) a cash amount equal to 10% of such holder’s portion of the Gross Consideration Value (the “Cash Option B Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of Arko Corp. equal to (i) such holder’s portion of the Gross Consideration Value divided by $10.00, minus (ii) such holder’s Cash Option B Amount divided by $8.50.

c.

Option C (Mixed Consideration): (A) a cash amount equal to 20.913% of such holder’s portion of the Gross Consideration Value (the “Cash Option C Amount”) plus (B) the number of validly issued, fully paid and nonassessable shares of Arko Corp. equal to (i) such holder’s portion of the Gross Consideration Value divided by $10.00, minus (ii) such holders Cash Option C Amount divided by $8.50.

The controlling shareholders of the Company, Mr. Kotler and Mr. Willner, announced that they would choose only one of Option A or Option B. Therefore, the total cash consideration to the total shareholders of the Company will not exceed approximately $100 million.

The GPM Minority announced that they will receive all of the Minority Consideration Value in Arko Corp. shares. The agreement with the GPM Minority includes special arrangements with Ares with regard to their holdings in GPM including: (i) issuance of 1.1 million warrants by Arko Corp. exercisable into 1.1 million shares in lieu of the Ares Warrants; and (ii) arrangement that grants Ares a value of $27.3 million for their shares in Arko Corp. at the end of February 2023, by way of purchase of the shares or allotment of additional shares of Arko Corp.

3.

Dividend distribution or additional consideration to the Company’s shareholders: According to the Merger Agreement, the Company is entitled through the HYAC Closing Date to declare a dividend in the amount up to its cash surplus balances as defined below (subject to obtaining the required approvals by law) or alternatively notify HYAC that its cash surplus will be paid in cash to the Company’s shareholders on the HYAC Closing Date as additional merger consideration. The cash surplus will be determined near the HYAC Closing Date based on the amount of the Company’s cash and cash equivalents (including restricted cash with respect to the Company’s bonds) in excess of the outstanding indebtedness (which include mainly liabilities in respect of principal and interest of the Company’s bonds) plus the balance of any loans the Company made to GPM (including accrued interest).

4.

The share capital of Arko Corp. following the HYAC Closing Date and details regarding the holdings of Haymaker’s Founders: According to HYAC’s prospectus dated June 2019, 40 million shares were allotted to the public at a price of $10 per share together with approximately 13.3 million warrants exercisable for a period of five years from the HYAC Closing Date to approximately 13.3 million shares in consideration for an exercise price of $11.50 per share. In addition, 0.5 million warrants were issued to financial institutions as part of the public issuance.

At the time of the above allotment, the HYAC’s Founders (“Haymaker Founders”) were allotted 10 million shares of HYAC, for a nominal consideration, together with 5.55 million warrants allotted in consideration for $8.325 million exercisable for a period of five years from the HYAC Closing Date to 5.55 million shares in consideration for an exercise price of $11.50 per share. On the HYAC Closing Date, 5 million shares out of 10 million shares that Haymaker Founders are entitled to and 2 million warrants, out of 5.55 million warrants they are entitled to, will be forfeited, so that at the HYAC Closing Date, the Haymaker Founders will be entitled to 5 million shares and 3.55 million warrants in Arko Corp. and to an additional 2 million shares of Arko Corp. subject to the share price of Arko Corp. reaching $13.00 or higher within five years from the HYAC Closing Date and to an additional 2 million shares subject to the share price of Arko Corp. reaching $15.00 or higher within seven years from the HYAC Closing Date.

At the HYAC Closing Date, Mr. Kotler is expected to hold 15.1% to 17.3% of Arko Corp.’s share capital and Mr. Willner is expected to hold 14% to 16% of Arko Corp.’s share capital.

5.

Arko Corp.’s Board of Directors: The Board of Directors of Arko Corp. will be a staggered board consisting, as of the HYAC Closing Date, of seven directors, four of whom will be determined by the Company (including Mr. Kotler who will serve as chairman of the board), two directors who will be determined by HYAC and one director who will be determined by agreement between HYAC and the Company. Mr. Willner and some of the Haymaker Founders undertook that as long as they hold shares of Arko Corp. for a period of seven years from the HYAC Closing Date, they will vote their shares in favor of Mr. Kotler’s appointment to the board of directors of Arko Corp., subject to mechanisms set forth in the agreements.

6.

Mr. Kotler’s tenure at Arko Corp.: Together with the engagement in the binding agreements, Mr. Kotler entered into an employment agreement with Arko Corp., according to which Mr. Kotler will serve as CEO of Arko Corp. and in accordance with the binding agreements will serve, in addition, as chairman of the board of Arko Corp.

7.

Representations and Additional Provisions: The Merger Agreement includes representations by the Company (with respect to it, GPM and its other subsidiaries) and HYAC as customary in such agreements. In accordance with the provisions of the Merger Agreement, the presentations made in its framework will expire on the HYAC Closing Date. In addition, the Merger Agreement stipulates provisions for the interim period between the date of signing the agreement and the HYAC Closing Date as is customary in such agreements, mechanisms for release from the Merger Agreement and clauses terminating the Merger Agreement, including reference to termination fee and capital incentive plan after the HYAC Closing Date.

8.

Registration Document: HYAC intends that Arko Corp. will submit to the Securities and Exchange Commission (the “SEC”) a draft Registration Statement which includes a prospectus (on Form S-4) (the “Registration Statement”). The approval of the Registration Statement by the SEC is a condition to convene the HYAC shareholders’ meeting for the approval of the Merger Transaction and the offering of Arko Corp.’s securities to the Company’s shareholders as part of the Merger Transaction.

9.

Closing Conditions to the Merger Transaction: The consummation of the Merger Transaction is subject to, among other things, the fulfillment of closing conditions, the primary of which are as follows: (1) approval by HYAC’s shareholders of the Merger Transaction; (2) HYAC’s cash balance prior to the HYAC Closing Date will be at least $ 275 million; (3) approval by the Company’s shareholders of the Merger Transaction; (4) receipt of approvals from certain third parties required to consummate the transaction as specified in the Merger Agreement; (5) the closing of the purchase of the holdings of the GPM Minority concurrently with the closing of the Merger Transaction; (6) the closing of the Empire transaction without a material adverse change to its terms (refer to Note 3 above); (7) the Registration Statement being declared effective in accordance with US securities law; and (8) registration of the shares of Arko Corp. on the Nasdaq and the Tel Aviv Stock Exchange for dual listing.

Pursuant to the Merger Agreement, if the HYAC Closing Date has not occurred by January 31, 2021, either party will be entitled to cancel the Merger Agreement. However, in the event the Registration Statement will not be approved by the SEC by November 12, 2020, the aforesaid deadline will be automatically postponed to March 31, 2021.

The parties intend to work to close the Merger Transaction by the end of 2020, however, there is no certainty that this will be possible in light of the closing conditions in the Merger Agreement, as set forth above, including dependency on consents, approvals and actions of third parties.

SCHEDULE I

ARKO HOLDINGS LTD. (PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

(in thousands)

	As of December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$21,302	$17,925
Restricted cash with respect to the Company’s bonds	4,260	3,731
Long-term loans to subsidiaries and other investee, current portion	15,242	14,024
Other current assets	2,928	1,873

Total current assets	43,732	37,553
Non-current assets:
Non-current restricted cash with respect to the Company’s bonds	1,963	2,179
Investments in subsidiaries	9,669	36,525
Long-term loans to subsidiaries and other investee	99,815	106,261
Other	210	69

Total assets	$155,389	$182,587

Liabilities
Current liabilities:
Long-term debt, current portion	$11,228	$10,359
Operating leases, current portion	95	—
Other current liabilities	516	467

Total current liabilities	11,839	10,826
Non-current liabilities:
Long-term debt, net	73,580	78,554
Intercompany capital notes	4,128	3,807
Operating leases	45	—
Other non-current liabilities	24	3

Total liabilities	77,777	82,364

Shareholders’ equity	65,773	89,397

Total liabilities and shareholders’ equity	$155,389	$182,587

The accompanying notes are an integral part of the condensed financial statements.

SCHEDULE I

ARKO HOLDINGS LTD. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS

(in thousands)

	For the year ended December 31,
	2019	2018	2017
Income:
Income from loans to subsidiaries and other investee	$6,992	$8,138	$5,044
Other income	712	1,492	—

	7,704	9,630	5,044
Expenses:
General and administrative	2,471	2,380	2,052
Expenses related to loans to subsidiaries and other investee	1,281	—	1,753

	3,752	2,380	3,805

Income before interest and financing income (expenses)	3,952	7,250	1,239
Interest and other financial income	299	851	83
Interest and other financial expenses	(4,832)	(3,984)	(3,996)

(Loss) income before income taxes	(581)	4,117	(2,674)
Income tax expense	(1,140)	(1,282)	(828)
Equity (loss) income from subsidiaries	(41,818)	8,131	(2,320)

(Loss) income from continuing operations	(43,539)	10,966	(5,822)

Loss from discontinued operations	—	—	(7)

Net (loss) income	$(43,539)	$10,966	$(5,829)

The accompanying notes are an integral part of the condensed financial statements.

SCHEDULE I

ARKO HOLDINGS LTD. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	For the year ended December 31,
	2019	2018	2017
Net (loss) income	$(43,539)	$10,966	$(5,829)

Other comprehensive income (loss):
Foreign currency translation adjustments	4,520	(4,332)	5,117

Total other comprehensive income (loss)	4,520	(4,332)	5,117

Comprehensive (loss) income	$(39,019)	$6,634	$(712)

The accompanying notes are an integral part of the condensed financial statements.

SCHEDULE I

ARKO HOLDINGS LTD. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net (loss) income	$(43,539)	$10,966	$(5,829)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Equity loss (income) from subsidiaries	41,818	(8,121)	2,327
Amortization of debt discount and premium	(409)	(718)	(988)
Depreciation and amortization	11	8	8
Foreign currency gain (loss) and interest related to intercompany loans	1,645	(4,288)	8,448
Share-based compensation	516	490	345
Changes in assets and liabilities:
(Increase) decrease in other current assets	(707)	(1,433)	120
Increase (decrease) in other current liabilities	15	(7)	(1,300)

Net cash (used in) provided by operating activities	$(650)	$(3,103)	$3,131

The accompanying notes are an integral part of the condensed financial statements.

SCHEDULE I

ARKO HOLDINGS LTD. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS (CONT’D)

(in thousands)

	Year ended December 31,
	2019	2018	2017
Cash flows from investing activities:
Loans to investees	$(174)	$(56,759)	$(24,133)
Repayments of loans to subsidiaries and other investees	14,133	11,750	15,550
Other	(3)	(5)	(3)

Net cash provided by (used in) investing activities	13,956	(45,014)	(8,586)

Cash flows from financing activities:
Proceeds from issuance of long-term debt, net	—	59,197	9,786
Repayment of long-term debt	(10,861)	(10,543)	(2,508)
Other	(18)	(11)	—

Net cash (used in) provided by financing activities	(10,879)	48,643	7,278

Net increase in cash and cash equivalents and restricted cash	2,427	526	1,823
Effect of exchange rate on cash and cash equivalents and restricted cash	1,263	(926)	1,965
Cash and cash equivalents and restricted cash, beginning of year	23,835	24,235	20,447

Cash and cash equivalents and restricted cash, end of year	$27,525	$23,835	$24,235

Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents, beginning of year	17,925	20,635	18,312
Restricted cash with respect to the Company’s bonds, beginning of year	5,910	3,600	2,135

Cash and cash equivalents and restricted cash, beginning of year	$23,835	$24,235	$20,447

Cash and cash equivalents, end of year	21,302	17,925	20,635
Restricted cash with respect to the Company’s bonds, end of year	6,223	5,910	3,600

Cash and cash equivalents and restricted cash, end of year	$27,525	$23,835	$24,235

The accompanying notes are an integral part of the condensed financial statements.

SCHEDULE I

ARKO HOLDINGS LTD. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS (CONT’D)

(in thousands)

	Year ended December 31,
	2019	2018	2017
Supplementary cash flow information:
Cash received for interest	$6,714	$4,548	$10,028
Cash paid for interest	4,266	4,565	3,560
Cash paid for taxes	1,123	1,124	2,135

Supplementary noncash activities:
Purchase of property and equipment under operating leases	49	—	—
Loans to investees by offseting principal repayments of loans to investees	—	1,481	2,916
Loans to investees by offseting interest payments from loans to investees	—	2,533	1,270

The accompanying notes are an integral part of the condensed financial statements.

ARKO HOLDINGS LTD. (PARENT COMPANY ONLY)

NOTES TO CONDENSED FINANCIAL STATEMENTS

1. General

The condensed financial statements represent the financial information required by SEC Regulation S-X Rule 5-04 for Arko Holdings Ltd. (the “Company”), which requires the inclusion of parent company only financial statements if the restricted net assets of consolidated subsidiaries exceed 25% of total consolidated net assets as of the last day of its most recent fiscal year. As of December 31, 2019, Arko Holdings Ltd.’s restricted net assets of its consolidated subsidiary, GPM Investments, LLC (“GPM”), were $137.9 million and exceeded 25% of the Company’s total consolidated net assets. The primary restrictions as of December 31, 2019 were driven by GPM’s financing agreements with PNC which restrict the transfer of non-cash assets from GPM to the Company. These financing agreements also include restrictions on distributions according to which, among other things, GPM’s ability to distribute is subject to certain conditions including a minimum Fixed Charge Coverage Ratio and Undrawn Availability limitations, each as defined in the underlying agreements. For more information about GPM’s financing agreements with PNC, refer to Note 11 to the consolidated financial statements.

2. Summary of Significant Accounting Policies

The accompanying condensed financial statements have been prepared to present the financial position, results of operations and cash flows of the Company on a stand-alone basis as a holding company. Investments in subsidiaries are accounted for using the equity method. The condensed parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

3. Debt

As of December 31, 2019 and 2018, the Company’s long-term debt outstanding was its Bonds (Series C) and Convertible Bonds (Series H), both denominated in New Israeli Shekel (“NIS”). Refer to Note 11 to the consolidated financial statements for a description of their terms, including liens and financial covenants.

Total scheduled future principal payments and amortization of debt discount and premium under these debt agreements were as follows as of December 31, 2019:

Amount
(in thousands)
2020	$11,203
2021	11,203
2022	11,203
2023	11,107
2024	38,875

83,591
Debt discount and premium	1,217

Total debt	$84,808

(*)

As of December 31, 2019 and 2018, the Company has financial liabilities in the amount of approximately $4.1 million for capital notes issued by the Company to wholly owned subsidiaries, denominated in NIS, which do not bear interest, without due dates and which will not be repaid prior to January 1, 2021.

HAYMAKER ACQUISITION CORP. II

CONDENSED BALANCE SHEETS

	September 30, 2020 (Unaudited)	December 31, 2019
Current assets
Cash	$227,132	$816,926
Prepaid income taxes	83,983	—
Prepaid expenses	114,479	194,902

Total current assets	425,594	1,011,828

Deferred tax asset	19,713	—
Investments and cash held in Trust Account	405,030,324	404,362,721

Total assets	$405,475,631	$405,374,549

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$64,592	$116,666
Accrued transaction costs	3,256,190	—
Income tax payable	—	786,210

Total current liabilities	3,320,782	902,876

Deferred tax liability	—	10,721
Deferred underwriter compensation	15,000,000	15,000,000

Total liabilities	18,320,782	15,913,597

Commitments
Common stock subject to possible redemption 37,736,854 and 38,116,403 shares at redemption value as of September 30, 2020 and December 31, 2019, respectively	382,154,848	384,460,951

Stockholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 2,263,146 and 1,883,597 shares issued and outstanding (excluding 37,736,854 and 38,116,403 shares subject to redemption) as of September 30, 2020 and December 31, 2019, respectively	226	188
Class B convertible common stock, $0.0001 par value; 20,000,000 shares authorized; 10,000,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	4,306,896	2,000,832
Retailed earnings	691,879	2,997,981

Total stockholders’ equity	5,000,001	5,000,001

Total liabilities and stockholders’ equity	$405,475,631	$405,374,549

See accompanying notes to condensed financial statements.

HAYMAKER ACQUISITION CORP. II

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2020	For the period from February 13, 2019 (inception) through September 30, 2019
Operating costs and formation costs	$3,530,158	$292,042	$4,156,684	$344,187

Loss from operations	(3,530,158)	(292,042)	(4,156,684)	(344,187)

Other income:
Interest income	152,603	2,107,223	2,175,611	2,539,663
Unrealized gain (loss) on securities held in Trust Account	(3,205)	31,560	(42,817)	81,703

Other income, net	149,398	2,138,783	2,132,794	2,621,366

Income (loss) before provision for income taxes	(3,807,760)	1,846,741	(2,023,890)	2,277,179
Provision (benefit) for income taxes	11,049	(387,816)	(282,212)	(478,207)

Net income (loss)	$(3,369,711)	$1,458,925	$(2,306,102)	$1,798,972

Weighted average common shares outstanding, basic and diluted (1)	11,919,777	11,864,119	11,901,065	8,631,053

Basic and diluted net loss per common share(2)	$(0.29)	$(0.01)	$(0.32)	$(0.02)

(1)

Excludes an aggregate of up to 37,736,854 shares subject to redemption for the three and nine months ended September 30, 2020 and excludes an aggregate of up 38,126,634 shares subject to redemption for the three months ended September 30, 2019 and the period from February 13, 2019 (date of inception) through September 30, 2019.

(2)

Basic and diluted net loss per common share excludes income attributable to shares subject to possible redemption of $112,725 for the three months ended September 30, 2020 and $1,556,418 for the nine months ended September 30, 2020 and excludes income attributable to shares subject to possible redemption of $1,621,305 for the three months ended September 30, 2019 and $1,979,241 for the period from February 13, 2019 (inception) through September 30, 2019.

See accompanying notes to condensed financial statements.

HAYMAKER ACQUISITION CORP. II

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

For the Three and Nine Months Ended September 30, 2020

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance — December 31, 2019	1,883,597	$188	10,00,000	$1,000	$2,000,832	$2,997,981	$5,000,001
Common stock subject to possible redemption	36,180	4	—	—	(1,063,613))	—	(1,063,609)
Net income	—	—	—	—	—	1,063,609	1,063,609

Balance — June 30, 2020 (unaudited)	1,919,777	$192	10,000,000	$1,000	$937,219	$4,061,590	$5,000,001

Common stock subject to redemption	343,369	34	—	—	3,369,677	—	3,369,711
Net loss	—	—	—	—	—	(3,369,711)	(3,369,711)

Balance — September 30, 2020 (unaudited)	2,263,146	$226	10,000,000	1,000	$4,306,896	$691,879	$5,000,001

For the Three Months Ended September 30, 2019 and the period from February 13, 2019 (inception) through September 30, 2019

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance — February 13, 2019 (inception)	—	$—	—	$—	$—	$—	$—
Sale of Class B common stock to Sponsor	—	—	8,625,000	863	24,137	—	25,000
Class B Stock Dividend, less forfeiture of 62,500 shares from over-allotment	—	—	1,375,000	137	(323)	—	(186)
Sale of 40,000,000 Units, net of underwriters discount and offering costs	40,000,000	4,000	—	—	377,437,970	—	377,441,970
Sale of 6,000,000 Private Placement Warrants	—	—	—	—	9,000,000	—	9,000,000
Common stock subject to redemption	(38,135,881)	(3,814)	—	—	(381,803,016)	—	(381,806,830)

Net income	—	—	—	—	—	340,047	340,047

Balance — June 30, 2019 (unaudited)	1,864,119	$186	10,000,000	$1,000	$4,658,768	$340,047	$5,000,001

Common stock subject to redemption	9,247	1	—	—	(1,458,926)	—	(1,458,925)
Net income	—	—	—	—	—	1,458,925	1,458,925

Balance — September 30, 2019 (unaudited)	1,873,366	$187	10,000,000	$1,000	$3,199,842	$1,798,972	$5,000,001

See accompanying notes to condensed financial statements.

HAYMAKER ACQUISITION CORP. II

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30, 2020	For the period from February 13, 2019 (inception) through September 30, 2019
Cash Flows from Operating Activities:

Net income (loss)	$(2,306,102)	$1,798,972
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(2,175,611)	(2,539,663)
Unrealized loss (gain) on marketable securities held in Trust Account	42,817	(81,703)
Deferred tax (asset) liability	(30,434)	17,158
Changes in operating assets and liabilities:
Prepaid expenses	80,423	(271,322)
Accounts payable and accrued expenses	3,204,116	77,442
Income tax payable	(870,193)	461,050

Net cash used in operating activities	(2,054,984)	(538,066)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(400,000,000)
Cash withdrawal from Trust Account to pay income and franchise taxes	1,465,190	—

Net cash provided by (used in) investing activities	1,465,190	(400,000,000)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock to initial stockholder	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	—	393,000,000
Proceeds from sale of Private Placement Warrants	—	9,000,000
Proceeds from promissory notes — related parties	—	270,000
Repayment of promissory notes — related parties	—	(270,000)
Payment of offering costs	—	(562,030)

Net cash provided by financing activities	—	401,462,970

Net Change in Cash	(589,794)	924,904
Cash — Beginning	816,926	—

Cash — Ending	$227,132	$924,904

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$—	$—

Cash paid for income taxes	$1,182,839	$—

Non-Cash investing and financing activities:
Deferred underwriting fees	$—	$15,000,000

Initial classification of common stock subject to redemption	$—	$381,458,796

Change in value of common stock subject to possible redemption	$2,306,102	$1,803,146

See accompanying notes to condensed financial statements.

HAYMAKER ACQUISITION CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Organization and General

Haymaker Acquisition Corp. II (the “Company”) was incorporated in Delaware on February 13, 2019. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Initial Business Combination”). The Company intends to acquire and operate a business in the consumer and consumer-related products and services industries. However, the Company is not limited to these industries and may pursue a business combination opportunity in any business or industry it chooses and may pursue a company with operations or opportunities outside of the United States.

On September 8, 2020, the Company, ARKO Corp., a Delaware corporation, Punch US Sub, Inc., a Delaware corporation, Punch Sub Ltd., a company organized under the Laws of the State of Israel, and Arko Holdings Ltd., a company organized under the Laws of the State of Israel (“Arko”), entered into a business combination agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) pursuant to which the Company and Arko shall enter into a business combination.

At September 30, 2020, the Company had not yet commenced operations. All activity through September 30, 2020 relates to the Company’s formation, its initial public offering (“Initial Public Offering”), which is described below and since the Initial Public Offering, the search for a target business to acquire and entry into the Business Combination Agreement. The Company will not generate any operating revenues until after completion of its Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents and permitted investments from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on June 6, 2019. On June 11, 2019, the Company consummated the Initial Public Offering of 40,000,000 units (“Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), generating gross proceeds of $400,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,000,000 warrants at a price of $1.50 per warrant (“Placement Warrants”) in a private placement, generating gross proceeds of $9,000,000. Of this amount, Haymaker Sponsor II, LLC (the “Sponsor”) purchased 5,550,000 Placement Warrants for $8,325,000, Cantor Fitzgerald & Co. (“Cantor”) purchased 383,333 Placement Warrants for $575,000 and Stifel, Nicolaus & Company, Incorporated (“Stifel”) purchased 66,667 Placement Warrants for $100,000. Each Placement Warrant is exercisable to purchase one whole share of the Company’s Class A common stock at $11.50 per share. The Placement Warrants are identical to the warrants sold in the Initial Public Offering subject to limited exceptions, which are described in Note 4.

Following the closing of the Initial Public Offering on June 11, 2019, an amount of $400,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Placement Warrants was placed in a trust account (the “Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations.

Transaction costs amounted to $22,562,030, consisting of $7,000,000 of underwriting fees, $15,000,000 of deferred underwriting fees and $562,030 of Initial Public Offering costs. In addition, $1,444,570 of cash was held outside of the Trust Account on June 11, 2019 and was available for working capital purposes.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the remaining net proceeds of the Initial Public Offering are intended to be generally applied toward consummating an Initial Business Combination. The Initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the Initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an Initial Business Combination.

The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) seek stockholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable, or (ii) provide stockholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. The decision as to whether the Company will seek stockholder approval of the Initial Business Combination or will allow stockholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval, unless a vote is required by law or under NASDAQ rules. If the Company seeks stockholder approval, it will complete its Initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 either immediately prior to or upon consummation of the Initial Business Combination. In such case, the Company would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate Initial Business Combination.

Notwithstanding the foregoing redemption rights, if the Company seeks stockholder approval of the Initial Business Combination and the Company does not conduct redemptions in connection with the Initial Business Combination pursuant to the tender offer rules, the Company’s amended and restated certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares or more of the Public Shares, without the prior consent of the Company.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with an Initial Business Combination, a public stockholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. As a result, such shares of Class A common stock will be recorded at redemption amount and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s amended and restated certificate of incorporation, if the Company is unable to complete the Initial Business Combination within 24 months from the closing of the Initial Public Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay the Company’s taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the Initial Business Combination within 24 months of the closing of the Initial Public Offering. However, if the Sponsor or any of the Company’s directors, officers or affiliates acquire shares of Class A common stock in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

The Trust Account

The proceeds held in the Trust Account are invested only in U.S. government treasury bills with a maturity of one hundred eighty-five (185) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in direct U.S. government obligations. Funds will remain in the Trust Account until the earlier of (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company’s amended and restated certificate of incorporation provides that, other than the withdrawal of interest to pay taxes, if any, none of the funds held in the Trust Account will be released until the earlier of: (i) the completion of the Initial Business Combination; (ii) the redemption of any Public Shares sold in the Initial Public Offering that have been properly tendered in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of the Public Shares if it does not complete the Initial Business Combination within 24 months from the closing of the Initial Public Offering; and (iii) the redemption of 100% of the Public Shares if the Company is unable to complete an Initial Business Combination within 24 months from the closing of the Initial Public Offering (subject to the requirements of law). The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

Indemnity

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the

Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the U.S. Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The unaudited interim condensed financial statements should be read in conjunction with the audited financial statements included in the Form 10-K filed by the Company with the SEC on March 19, 2020.

Liquidity and Going Concern

As of September 30, 2020, the Company had a balance of cash of $227,132.

The Company intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable and deferred underwriting commissions) to complete its Initial Business Combination.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern through June 11, 2021, which is the date the Company is required cease all operations except for the purpose of winding up if it has not completed a Business Combination. The Company has incurred significant losses and may require additional funds to meet its obligations and sustain its operations.

The Company cannot provide any assurance that additional financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2020 and December 31, 2019.

Investments and Cash Held in Trust Account

At September 30, 2020 and December 31, 2019, the assets held in the Trust Account were held in cash and U.S. Treasury Bills. For the nine months ended September 30, 2020, the Company had withdrawn $1,465,190 from the Trust Account to pay franchise and income taxes.

Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2020 and December 31, 2019. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at September 30, 2020 and December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

On March 27, 2020, President Trump signed the Coronavirus Aid, Relief, and Economic Security “CARES” Act into law. The CARES Act includes several significant business tax provisions that, among other things, would eliminate the taxable income limit for certain net operating losses (“NOL) and allow businesses to carry back NOLs arising in 2018, 2019 and 2020 to the five prior years, suspend the excess business loss rules, accelerate refunds of previously generated corporate alternative minimum tax credits, generally loosen the business interest limitation under IRC section 163(j) from 30 percent to 50 percent among other technical corrections included in the Tax Cuts and Jobs Act tax provisions. The Company does not believe that the CARES Act will have a significant impact on Company’s financial position or statement of operations.

Any difference between the effective tax rate and statutory tax rate is the result of deferred tax asset or liability balances related to unrealized gains or losses on marketable securities.

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding during the period, less common shares that were subject to forfeiture or redemption. At September 30, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company under the treasury stock method. The Company has not considered the effect of warrants sold in the Public Offering and Private Placement to purchase 19,333,333 shares in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted loss per common share is the same as basic loss per common share for the period.

Reconciliation of Net Loss per Common Share

The Company’s net income is adjusted for the portion of income that is attributable to common stock subject to redemption, as these shares only participate in the income of the Trust Account and not the losses of the Company. Accordingly, basic and diluted loss per common share is calculated as follows:

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2020	For the period from February 13, 2019 (inception) through September 30, 2019
Net income (loss)	$(3,369,711)	$1,458,925	$(2,306,102)	$1,798,972
Less: Income attributable to common stock subject to redemption	(112,725)	(1,621,305)	(1,556,418)	(1,979,241)

Adjusted net loss	$(3,482,436)	$(162,380)	$(3,862,520)	$(180,269)

Weighted average common shares outstanding, basic and diluted	11,919,777	11,864,119	11,901,065	8,631,053

Basic and diluted net loss per common share	$(0.29)	$(0.01)	$(0.32)	$(0.02)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At September 30, 2020, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 40,000,000 Units at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant (“Redeemable Warrant”). Each whole Redeemable Warrant is exercisable to purchase one share of Class A common stock and only whole warrants are exercisable. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Redeemable Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination or 12 months from the closing of the Initial Public Offering. Each whole Redeemable Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 (see Note 7).

4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,000,000 Placement Warrants at a price of $1.50 per warrant in a private placement, generating gross proceeds of $9,000,000. Of this amount, the Sponsor purchased 5,550,000 Placement Warrants for $8,325,000, Cantor purchased 383,333 Placement Warrants for $575,000 and Stifel purchased 66,667 Placement Warrants for $100,000. Each Placement Warrant is exercisable to purchase one whole share of the Company’s Class A common stock at $11.50 per share. The Placement Warrants are identical to the warrants sold as part of the units in the Initial Public Offering, except that the Placement Warrants are non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor, Cantor, Stifel or their permitted transferees. In addition, the Placement Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination or 12 months from the closing of the Initial Public Offering. The proceeds from the Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete the Initial Business Combination within 24 months from the closing of the Initial Public Offering, the proceeds from the sale of the Placement Warrants held in the Trust Account will be used to fund the redemption of the Company’s Public Shares (subject to the requirements of applicable law) and the Placement Warrants will expire worthless.

The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Placement Warrants until 30 days after the completion of the Initial Business Combination. Additionally, for so long as the Placement Warrants are held by Cantor, Stifel or their designees or affiliates, they may not be exercised after five years from the effective date of the registration statement for the Company’s Initial Public Offering.

5. RELATED PARTY TRANSACTIONS

Founder Shares

On March 15, 2019, the Company issued an aggregate of 8,625,000 shares of Class B common stock to the Sponsor (“Founder Shares”) for an aggregate purchase price of $25,000. On June 6, 2019, the Company effected a 1.16666667 for 1 stock dividend for each share of Class B common stock outstanding, resulting in the Sponsor holding an aggregate of 10,062,500 Founder Shares (up to 1,312,500 shares of which were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option was exercised). The Sponsor has forfeited, as the result of the partial exercise of the over-allotment option of the underwriter, 62,500 of these Founder Shares, resulting in the Sponsor holding 10,000,000 Founder Shares, which is 20% of the Company’s issued and outstanding shares. The Founder Shares will automatically convert into Class A common stock upon the consummation of the Initial Business Combination on a one-for-one basis, subject to adjustments as described in Note 7. Holders of Founder Shares may also elect to convert their shares of Class B convertible common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

The Company’s initial stockholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the Initial Business Combination or (B) subsequent to the Initial Business Combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Pursuant to the letter agreement, the Sponsor, officers and directors have agreed to vote any Founder Shares held by them and any Public Shares purchased during or after the Initial Public Offering (including in open market and privately negotiated transactions) in favor of the Initial Business Combination.

Administrative Services Agreement

The Company entered into an agreement whereby, commencing on June 7, 2019 through the earlier of the consummation of the Initial Business Combination or the Company’s liquidation, the Company will pay the Sponsor a monthly fee of $20,000 for office space, utilities and administrative support. For the three months ended September 30, 2020 and 2019, the Company incurred and paid $60,000 of expenses, respectively. For the nine months ended September 30, 2020, the Company incurred and paid $180,000 of expenses. For the period from February 13, 2019 (inception) through September 30, 2019, the Company incurred and paid $76,000 of expenses.

Related Party Loans

On March 15, 2019, the Sponsor loaned the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the Initial Public Offering. The Company repaid the full $270,000 borrowed under the Note on June 11, 2019 and has no borrowings from the Note as of September 30, 2020.

In order to finance transaction costs in connection with the Initial Business Combination, the Sponsor, the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (the “Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of the Initial Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.50 per warrant that would be identical to Placement Warrants, including as to exercise price, exercisability and exercise period.

6. COMMITMENTS

Registration Rights

The holders of Founder Shares, Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any, will be entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares to shares of Class A common stock) pursuant to a registration rights agreement. These holders will be entitled to certain demand and “piggyback” registration rights. Notwithstanding the foregoing, Cantor, Stifel and their designees may not exercise their demand and “piggyback” registration rights after five (5) and seven (7) years after the effective date of the registration statement and may not exercise their demand rights on more than one occasion.

The holders of Founder Shares, Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans will not be able to sell these securities until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of two percent (2.0%) of the gross proceeds of the Initial Public Offering of $350,000,000, or $7,000,000. In addition, the underwriters have earned an additional 3.5% on $350,000,000 of the gross proceeds of the Initial Public Offering, or $12,250,000, plus an additional 5.5% of the gross proceeds from the over-allotment, or $2,750,000 (“Deferred Underwriting Commission”) that will be paid upon consummation of the Company’s Initial Business Combination. This commitment of $15,000,000 has been recorded as Deferred Underwriter Compensation in the balance sheet as of September 30, 2020. The underwriting agreement provides that the deferred underwriting discount will be waived by the underwriter if the Company does not complete its Initial Business Combination.

A portion of the Deferred Underwriter Compensation (up to a maximum $3,243,750) may be paid to Stifel or other third parties that did not participate in the Initial Public Offering (but who are members of FINRA) that assist the Company in consummating an Initial Business Combination. The election to make such payments to third parties will be solely at the discretion of the Company’s management team, and such third parties will be selected by the Company’s management team in their sole and absolute discretion; provided, that no single third party (together with its affiliates) may be paid an amount in excess of the portion of the aggregate Deferred Underwriting Commission paid to the underwriter unless the parties otherwise agree.

7. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At September 30, 2020 and December 31, 2019, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. At September 30, 2020, there were 2,263,146 shares of Class A common stock issued and outstanding (excluding 37,736,854 shares of Class A common stock subject to possible redemption). At December 31, 2019, there were 1,883,597 shares issued and outstanding (excluding 38,116,403 shares subject to redemption).

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class common stock with a par value of $0.0001 per share. The Company’s initial stockholders currently own an aggregate of 10,000,000 shares of the Company’s Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Company’s Initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as described herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of the Initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Initial Business Combination and any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to us)

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.

Warrants —

Redeemable Warrants

Each whole Redeemable Warrant is exercisable to purchase one share of Class A common stock and only whole warrants are exercisable. The Redeemable Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination or 12 months from the closing of the Initial Public Offering. Each whole Redeemable Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50.

Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade requiring a purchase at least three units to receive or trade a whole warrant. The warrants will expire five years after the completion of the Initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

If the shares issuable upon exercise of the warrants are not registered under the Securities Act within 60 business days following the Initial Business Combination, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available. In the event that the conditions in the immediately preceding sentence are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of the Initial Business Combination, the Company will use its reasonable best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants. The Company will use its reasonable best efforts to cause the same to become effective within 60 business days following its Initial Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Company’s Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the Initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, inclusive of interest earned on equity held in trust, available for the funding of the Initial Business Combination on the date of the consummation of the Initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Initial Business Combination is consummated (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Placement Warrants

The Sponsor, Cantor, and Stifel purchased an aggregate of 6,000,000 Placement Warrants at a price of $1.50 per whole warrant in a private placement that occurred simultaneously with the closing of the Initial Public Offering. Each whole Placement Warrant is exercisable for one whole share of the Company’s Class A common stock at a price of $11.50 per share. These Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor, Cantor, Stifel or their or their permitted transferees. The Placement Warrants (including the Class A common stock issuable upon exercise of the Placement Warrants) will not be transferable, assignable or saleable until 30 days after the completion of the Initial Business Combination and they will not be redeemable so long as they are held by the Sponsor or its permitted transferees. Otherwise, the Placement Warrants have terms and provisions that are identical to those of the Redeemable Warrants, including as to exercise price, exercisability and exercise period. If the Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis the Redeemable Warrants.

If holders of the Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that the Company has agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor, or its permitted transferees is because it is not known at this time whether they will be affiliated with us following the Initial Business Combination. If they remain affiliated with the Company, their ability to sell the Company’s securities in the open market will be significantly limited. The Company expects to have policies in place that prohibit insiders from selling the Company’s securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell the Company’s securities, an insider cannot trade in the Company’s securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the shares of Class A common stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, the Company believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.

The Sponsor has agreed not to transfer, assign or sell any of the Placement Warrants (including the Class A common stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date the Company completes its Initial Business Combination.

8. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2020 and December 31, 2019, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	September 30, 2020	December 31, 2019
Assets:
Cash and marketable securities held in Trust Account	1	$405,030,324	$404,362,721

9. PENDING ACQUISITION

Business Combination Agreement

On September 8, 2020, the Company, ARKO Corp., a Delaware corporation, Punch US Sub, Inc., a Delaware corporation, Punch Sub Ltd., a company organized under the Laws of the State of Israel, and Arko, entered into the Business Combination Agreement pursuant to which ARKO Corp., the Company and Arko will enter into a business combination resulting in Arko and the Company becoming wholly owned subsidiaries of ARKO Corp. The consideration payable under the Business Combination Agreement to the shareholders of Arko consists of a combination of cash and shares of ARKO Corp. and the stockholders and warrant holders of the Company will receive shares and warrants of ARKO Corp.

The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination fee provisions and other terms relating to the mergers and the other transactions contemplated thereby, are summarized in a Form 8-K filed with the SEC by the Company on September 9, 2020.

GPM Equity Purchase Agreement

On September 8, the Company, ARKO Corp., Arko, and certain minority investors of GPM Investments, LLC (the “GPM Minority Investors”), entered into the equity purchase agreement (the “GPM Equity Purchase

Agreement”), pursuant to which, upon closing of the Business Combination, ARKO Corp. will purchase from the GPM Minority Investors all of their (a) direct and indirect membership interests in GPM, (b) warrants, options or other rights to purchase or otherwise acquire securities of GPM, equity appreciation rights or profits interests relating to GPM, and (c) obligations, evidences of indebtedness or other securities or interests, but only to the extent convertible or exchange into securities described in clauses (a) or (b), including its membership interests (the “Equity Securities”). In exchange for such Equity Securities, the GPM Minority Investors will receive shares of ARKO Corp. common stock and Ares will exchange its warrants to acquire membership interest in GPM for warrants to purchase 1.1. million shares of ARKO Corp. common stock for an exercise price of $10.00 per share, with an exercise period of five years from the date of the closing of the Business Combination.

Voting Support Agreements

In connection with the execution of the Business Combination Agreement, the Company entered into Voting Support Agreements (each, a “Voting Support Agreement” and collectively, the “Voting Support Agreements”), one with Morris Willner and his affiliates WRDC Enterprises and Vilna Holdings, and one with Arie Kotler and his affiliates KMG Realty LLC and Yahli Group Ltd. (together with Morris Willner and Vilna Holdings, the “Voting Support Shareholders”). Pursuant to the Voting Support Agreements, the Voting Support Shareholders, as Arko shareholders, have agreed to vote, subject to certain exceptions, all of their Arko ordinary shares, par value 0.01 New Israeli Shekel per share (“Arko Ordinary Shares”) (a) in favor of the approval and adoption of the Business Combination Agreement, the GPM Equity Purchase Agreement, and related transaction documents, (b) in favor of any matter reasonably necessary to the consummation of the Business Combination and considered and voted upon by Arko, (c) in favor of any proposal to adjourn or postpone to a later date any meeting of the shareholders of Arko at which any of the foregoing matters are submitted for consideration and vote of the Arko shareholders if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, and (d) against at any action, agreement or transactions (other than the Business Combination Agreement and the transactions contemplated thereby) or proposal that would reasonably be expected to (i) prevent, impede, delay or adversely affect in any material respects the transactions contemplated by the Business Combination Agreement or any other transaction document or (ii) result in failure of the transactions contemplated by the Business Combination to be consummated.

Additionally, each of Arie Kotler and Morris Willner has agreed for himself, and on behalf of any affiliates holding Arko Ordinary Shares, to elect either Option A or Option B (each as defined in the Business Combination Agreement). Each of Mr. Kotler and Mr. Willner has also agreed to not to, among other things, sell, assign, transfer, or dispose of any of the Arko Ordinary Shares they hold.

Voting Letter Agreement

In connection with the Business Combination Agreement and other proposed transactions contemplated by the Business Combination Agreement (the “Proposed Transaction”), Arie Kotler, Morris Willner, WRDC Enterprises and Vilna Holdings entered into a letter agreement (the “Voting Letter Agreement”). Pursuant to the Voting Letter Agreement, until the seventh anniversary of the Closing, each of Morris Willner and Vilna Holdings (each, a “Willner Party”) shall vote, or cause to be voted, all shares of ARKO Corp. common stock owned beneficially or of record, whether directly or indirectly, by such Willner Party or any of its affiliates, or over which such Willner Party or any of its affiliates maintains or has voting control, directly or indirectly, at any annual or special meeting of stockholders of ARKO Corp. (including, if applicable, through the execution of one or more written consents if the stockholders of ARKO Corp. are requested to act through the execution of written consent), in favor of Arie Kotler if he is a nominee for election to the board of directors of ARKO Corp.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, ARKO Corp. entered into the Sponsor Support Agreement with the Sponsor, and for purposes of Section 6 and Section 12 thereof, Andrew R.

Heyer and Steven J. Heyer, pursuant to which the Sponsor has agreed to vote all of its shares of the Company common stock (a) in favor of the approval and adoption of the Business Combination Agreement, GPM Equity Purchase Agreement, and other transaction documents, (b) in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the Business Combination Agreement, and (c) against at any action, agreement or transactions (other than the Business Combination Agreement and the transactions contemplated thereby) or proposal that would reasonably be expected to (i) prevent or materially delay the transactions contemplated by the Business Combination Agreement or any other transaction document or (ii) result in failure of the transactions contemplated by the Business Combination to be consummated. In addition, the Sponsor, Andrew R. Heyer and Steven J. Heyer (each, a “Specified Holder”) have agreed to vote, or cause to be voted, all shares of ARKO Corp. Common Stock owned beneficially or of record, whether directly or indirectly, by such Specified Holder or any of its affiliates, or over which such Specified Holder or any of its affiliates maintains or has voting control, directly or indirectly, in favor of Arie Kotler if he is a nominee for election to the board of directors of ARKO Corp. from the closing of the Business Combination for a period of up to seven years following of the closing of the Business Combination, subject to certain exceptions contained in the Sponsor Support Agreement.

Following the First Effective Time (as defined in the Business Combination Agreement), (i) the Sponsor will automatically forfeit 1,000,000 shares of ARKO Corp. common stock and 2,000,000 Arko Corp. warrants, and such shares and warrants will be cancelled and no longer outstanding and (ii) 4,000,000 shares of Arko Corp. common stock that would otherwise be issuable to the Sponsor will be deferred (subject to certain triggering events).

Termination Fee Letter Agreement

On September 8, 2020, the Company and the Sponsor entered into a letter agreement related to the Company Termination Fee. If the Business Combination Agreement is terminated under certain circumstances, Arko will be required to pay a termination fee (the “Company Termination Fee”) in the amount of approximately $21.52 million. In the event of any payment of the Company Termination Fee to the Company, the Company will allocate any such amounts as follows (and with the following priority): (i) to pay the expenses of Haymaker incurred in connection with the Proposed Transaction; (ii) to purchase from the Sponsor the Placement Warrants that the Sponsor purchased in connection with the Initial Public Offering; (iii) to reimburse the Company for its expenses in connection with the Proposed Transaction or any other potential business combinations; (iv) to pay $25,000 to the Sponsor; and (v) to pay any taxes applicable to the Company. The Company will cause the amount of the applicable Company Termination Fee remaining after such payments to be paid to the holders of Company Class A common stock (the “Public Stockholders”) at the time of the Company’s liquidation on a pro rata basis based on the number of shares of Company Class A common stock held by such public stockholders.

Registration Statement

ARKO Corp. filed a registration statement on Form S-4 on September 10, 2020, which includes a prospectus with respect to ARKO Corp.’s securities to be issued in connection with Arko’s pending business combination with the Company (the “Business Combination”) and a proxy statement with respect to the Company’s stockholder meeting to vote on the Business Combination (the “Haymaker proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). In addition, Arko filed a proxy statement (the “Arko proxy”), which includes the Haymaker proxy statement/prospectus as an exhibit thereto, with the Israel Securities Authority (the “ISA”) on October 7, 2020.

For additional information regarding the Business Combination Agreement, the proposed business combination and Arko, including the risks and uncertainties regarding the business combination and Arko’s business, see the Form S-4/A relating to the business combination filed with the SEC on October 16, 2020.

Other than as specifically discussed, this Report does not give effect to the transactions contemplated by the Business Combination Agreement.

10. SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued. Other than as described in these financial statements, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Haymaker Acquisition Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Haymaker Acquisition Corp. II (the “Company”) as of December 31, 2019, the related statements of operations, stockholders’ equity and cash flows for the period from February 13, 2019 (inception) through December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from February 13, 2019 (inception) through December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2019 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2019.

New York, NY

March 19, 2020

HAYMAKER ACQUISITION CORP. II

BALANCE SHEET

DECEMBER 31, 2019

ASSETS
Current assets
Cash	$816,926
Prepaid expenses	194,902

Total current assets	1,011,828
Investments and cash held in trust account	404,362,721

Total assets	$405,374,549

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$116,666
Income tax payable	786,210

Total current liabilities	902,876
Deferred tax liability	10,721
Deferred underwriter compensation	15,000,000

Total liabilities	15,913,597

Commitments
Common stock subject to possible redemption, 38,116,403 shares at redemption value	384,460,951

Stockholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 1,883,597 shares issued and outstanding (excluding 38,116,403 shares subject to possible redemption)	188
Class B convertible common stock, $0.0001 par value; 20,000,000 shares authorized; 10,000,000 shares issued and outstanding	1,000
Additional paid-in capital	2,000,832
Retained earnings	2,997,891

Total stockholders’ equity	5,000,001

Total liabilities and stockholders’ equity	$405,374,549

See accompanying notes to financial statements

HAYMAKER ACQUISITION CORP. II

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM FEBRUARY 13, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019

Formation and operating costs	$567,808

Loss from operations	(567,808)
Other income:
Interest income	4,311,667
Unrealized gain on securities held in Trust Account	51,053

Other income	4,362,720

Income before provision for income taxes	3,794,912
Provision for income taxes	(796,931)

Net income	$2,997,981

Weighted average shares outstanding, basic and diluted (1)	9,551,583

Basic and diluted net loss per common share (2)	$(0.03)

(1)	Excludes an aggregate of up to 38,116,403 shares subject to possible redemption.
(2)

Net loss per common share — basic and diluted excludes income attributable to shares subject to possible redemption of $3,286,697 for the period from February 13, 2019 (inception) through December 31, 2019.

See accompanying notes to financial statements.

HAYMAKER ACQUISITION CORP. II

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM FEBRUARY 13, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance — February 13, 2019 (inception)	—	$—	—	$—	$—	$—	$—
Sale of Class B common stock to Sponsor	—	—	8,625,000	863	24,137	—	25,000
Class B Stock Dividend, less forfeiture of 62,500 shares from over-allotment			1,375,000	137	(323)		(186)
Sale of 40,000,000 Units, net of underwriters discount and offering costs	40,000,000	4,000	—	—	377,437,970	—	377,441,970
Sale of 6,000,000 Private Placement Warrants	—	—	—	—	9,000,000	—	9,000,000
Common stock subject to redemption	(38,116,403)	(3,812)	—	—	(384,460,951)	—	(384,464,763)
Net income	—	—	—	—	—	2,997,981	2,997,981

Balance — December 31, 2019	1,883,597	$188	10,000,000	$1,000	$2,000,832	$2,997,981	$5,000,001

See accompanying notes to financial statements.

HAYMAKER ACQUISITION CORP. II

STATEMENT OF CASH FLOWS

PERIOD FROM FEBRUARY 13, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019

Cash Flows from Operating Activities:
Net income	$2,997,981
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(4,311,667)
Unrealized gain on marketable securities held in Trust Account	(51,053)
Deferred tax liability	10,721
Changes in operating assets and liabilities:
Prepaid expenses	(194,902)
Accounts payable and accrued expenses	116,666
Income tax payable	786,210

Net cash used in operating activities	(646,044)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(400,000,000)

Net cash used in investing activities	(400,000,000)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock to initial stockholders	25,000
Proceeds from sale of Units, net of underwriting discounts paid	393,000,000
Proceeds from sale of Placement Warrants	9,000,000
Proceeds from promissory notes — related parties	270,000
Repayment of promissory notes — related parties	(270,000)
Payment of offering costs	(562,030)

Net cash provided by financing activities	401,462,970

Net Change in Cash	816,926
Cash — February 13, 2019 (inception)	—

Cash — Ending	$816,926

Non-Cash investing and financing activities:
Deferred underwriting fees	$15,000,000

Initial classification of common stock subject to redemption	$381,458,796

Change in value of common stock subject to redemption	$3,002,155

See accompanying notes to financial statements.

HAYMAKER ACQUISITION CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

1. DESCRIPTION OF ORGANIZTION AND BUSINESS OPERATIONS

Organization and General

Haymaker Acquisition Corp. II (the “Company”) was incorporated in Delaware on February 13, 2019. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Initial Business Combination”). The Company intends to acquire and operate a business in the consumer and consumer-related products and services industries. However, the Company is not limited to these industries and may pursue a business combination opportunity in any business or industry it chooses and may pursue a company with operations or opportunities outside of the United States.

At December 31, 2019, the Company had not yet commenced operations. All activity through December 31, 2019 relates to the Company’s formation, its initial public offering (“Initial Public Offering”), which is described below and since the Initial Public Offering, the search for a target business to acquire. The Company will not generate any operating revenues until after completion of its Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents and permitted investments from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on June 6, 2019. On June 11, 2019, the Company consummated the Initial Public Offering of 40,000,000 units (“Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), generating gross proceeds of $400,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,000,000 warrants at a price of $1.50 per warrant (“Placement Warrants”) in a private placement, generating gross proceeds of $9,000,000. Of this amount, Haymaker Sponsor II, LLC (the “Sponsor”) purchased 5,550,000 Placement Warrants for $8,325,000, Cantor Fitzgerald & Co. (“Cantor”) purchased 383,333 Placement Warrants for $575,000 and Stifel, Nicolaus & Company, Incorporated (“Stifel”) purchased 66,667 Placement Warrants for $100,000. Each Placement Warrant is exercisable to purchase one whole share of the Company’s Class A common stock at $11.50 per share. The Placement Warrants are identical to the warrants sold in the Initial Public Offering subject to limited exceptions, which are described in Note 4.

Following the closing of the Initial Public Offering on June 11, 2019, an amount of $400,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Placement Warrants was placed in a trust account (the “Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations.

Transaction costs amounted to $22,562,030, consisting of $7,000,000 of underwriting fees, $15,000,000 of deferred underwriting fees and $562,030 of Initial Public Offering costs. In addition, $1,444,570 of cash was held outside of the Trust Account on June 11, 2019 and was available for working capital purposes.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the remaining net proceeds of the Initial Public Offering are intended to be generally applied toward consummating an Initial Business Combination. The Initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the Initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an Initial Business Combination.

The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) seek stockholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable, or (ii) provide stockholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. The decision as to whether the Company will seek stockholder approval of the Initial Business Combination or will allow stockholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval, unless a vote is required by law or under NASDAQ rules. If the Company seeks stockholder approval, it will complete its Initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 either immediately prior to or upon consummation of the Initial Business Combination. In such case, the Company would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate Initial Business Combination.

Notwithstanding the foregoing redemption rights, if the Company seeks stockholder approval of the Initial Business Combination and the Company does not conduct redemptions in connection with the Initial Business Combination pursuant to the tender offer rules, the Company’s amended and restated certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares or more of the Public Shares, without the prior consent of the Company.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with an Initial Business Combination, a public stockholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. As a result, such shares of Class A common stock will be recorded at redemption amount and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s amended and restated certificate of incorporation, if the Company is unable to complete the Initial Business Combination within 24 months from the closing of the Initial Public Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem the

Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay the Company’s taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the Initial Business Combination within 24 months of the closing of the Initial Public Offering. However, if the Sponsor or any of the Company’s directors, officers or affiliates acquire shares of Class A common stock in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

The Trust Account

The proceeds held in the Trust Account will be invested only in U.S. government treasury bills with a maturity of one hundred eighty-five (185) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in direct U.S. government obligations. Funds will remain in the Trust Account until the earlier of (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company’s amended and restated certificate of incorporation provides that, other than the withdrawal of interest to pay taxes, if any, none of the funds held in the Trust Account will be released until the earlier of: (i) the completion of the Initial Business Combination; (ii) the redemption of any Public Shares sold in the Initial Public Offering that have been properly tendered in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of the Public Shares if it does not complete the Initial Business Combination within 24 months from the closing of the Initial Public Offering; and (iii) the redemption of 100% of the Public Shares if the Company is unable to complete an Initial Business Combination within 24 months from the closing of the Initial Public Offering (subject to the requirements of law). The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

Indemnity

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Liquidity and Going Concern

As of December 31, 2019, the Company had a balance of cash and cash equivalents of $816,926.

The Company intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable and deferred underwriting commissions) to complete its Initial Business Combination.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses and may require additional funds to meet its obligations and sustain its operations.

The Company cannot provide any assurance that additional financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2019.

Investments and Cash Held in Trust Account

At December 31, 2019, the assets held in the Trust Account were held in cash and U.S. Treasury Bills.

Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2019. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding during the period, less common shares that were subject to forfeiture or redemption. At December 31, 2019, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company under the treasury stock method. The Company has not considered the effect of warrants sold in the Public Offering and Private Placement to purchase 19,333,333 shares in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted loss per common share is the same as basic loss per common share for the period.

Reconciliation of Net Income (Loss) per Common Share

The Company’s net income is adjusted for the portion of income that is attributable to common stock subject to redemption, as these shares only participate in the income of the Trust Account and not the losses of the Company. Accordingly, basic and diluted loss per common share is calculated as follows:

For the Period from February 13, 2019 (inception) through December 31, 2019
Net Income	$2,997,981
Less: Income attributable to common stock subject to possible redemption	(3,286,697)

Adjusted net loss	$(288,716)

Weighted average shares outstanding, basic and diluted	9,551,583

Basic and diluted net loss per common share	$(0.03)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At December 31, 2019, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 40,000,000 Units at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant

(“Redeemable Warrant”). Each whole Redeemable Warrant is exercisable to purchase one share of Class A common stock and only whole warrants are exercisable. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Redeemable Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination or 12 months from the closing of the Initial Public Offering. Each whole Redeemable Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 (see Note 7).

4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,000,000 Placement Warrants at a price of $1.50 per warrant in a private placement, generating gross proceeds of $9,000,000. Of this amount, the Sponsor purchased 5,550,000 Placement Warrants for $8,325,000, Cantor purchased 383,333 Placement Warrants for $575,000 and Stifel purchased 66,667 Placement Warrants for $100,000. Each Placement Warrant is exercisable to purchase one whole share of the Company’s Class A common stock at $11.50 per share. The Placement Warrants are identical to the warrants sold as part of the units in the Initial Public Offering, except that the Placement Warrants are non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor, Cantor, Stifel or their permitted transferees. In addition, the Placement Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination or 12 months from the closing of the Initial Public Offering. The proceeds from the Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete the Initial Business Combination within 24 months from the closing of the Initial Public Offering, the proceeds from the sale of the Placement Warrants held in the Trust Account will be used to fund the redemption of the Company’s Public Shares (subject to the requirements of applicable law) and the Placement Warrants will expire worthless.

The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Placement Warrants until 30 days after the completion of the Initial Business Combination. Additionally, for so long as the Placement Warrants are held by Cantor, Stifel or their designees or affiliates, they may not be exercised after five years from the effective date of the registration statement for the Company’s Initial Public Offering.

5. RELATED PARTY TRANSACTIONS

Founder Shares

On March 15, 2019, the Company issued an aggregate of 8,625,000 shares of Class B common stock to the Sponsor (“Founder Shares”) for an aggregate purchase price of $25,000. On June 6, 2019, the Company effected a 1.16666667 for 1 stock dividend for each share of Class B common stock outstanding, resulting in the Sponsor holding an aggregate of 10,062,500 Founder Shares (up to 1,312,500 shares of which were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option was exercised). The Sponsor has forfeited, as the result of the partial exercise of the over-allotment option of the underwriter, 62,500 of these Founder Shares, resulting in the Sponsor holding 10,000,000 Founder Shares, which is 20% of the Company’s issued and outstanding shares. The Founder Shares will automatically convert into Class A common stock upon the consummation of the Initial Business Combination on a one-for-one basis, subject to adjustments as described in Note 7. Holders of Founder Shares may also elect to convert their shares of Class B convertible common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

The Initial Stockholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the Initial Business Combination or (B) subsequent to the Initial Business Combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Pursuant to the letter agreement, the Sponsor, officers and directors have agreed to vote any Founder Shares held by them and any Public Shares purchased during or after this offering (including in open market and privately negotiated transactions) in favor of the Initial Business Combination.

Administrative Services Agreement

The Company entered into an agreement whereby, commencing on June 7, 2019 through the earlier of the consummation of the Initial Business Combination or the Company’s liquidation, the Company will pay the Sponsor a monthly fee of $20,000 for office space, utilities and administrative support. For the period from February 13, 2019 (inception) through December 31, 2019, the Company had incurred and paid $136,000 of expenses.

Related Party Loans

On March 15, 2019, the Sponsor loaned the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the Initial Public Offering. The Company repaid the full $270,000 borrowed under the Note on June 11, 2019 and has no borrowings from the Note as of December 31, 2019.

In order to finance transaction costs in connection with the Initial Business Combination, the Sponsor, the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (the “Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of the Initial Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.50 per warrant that would be identical to Placement Warrants, including as to exercise price, exercisability and exercise period.

6. COMMITMENTS

Registration Rights

The holders of Founder Shares, Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any, will be entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares to shares of Class A common stock) pursuant to a registration rights agreement. These holders will be entitled to certain demand and “piggyback” registration rights. Notwithstanding the foregoing, Cantor, Stifel and their designees may not exercise their demand and “piggyback” registration rights after five (5) and seven (7) years after the effective date of the registration statement and may not exercise their demand rights on more than one occasion.

The holders of Founder Shares, Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans will not be able to sell these securities until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of two percent (2.0%) of the gross proceeds of the Initial Public Offering of $350,000,000, or $7,000,000. In addition, the underwriters have earned an additional

3.5% on $350,000,000 of the gross proceeds of the Initial Public Offering, or $12,250,000, plus an additional 5.5% of the gross proceeds from the $50,000,000 over-allotment, or $2,750,000 (“Deferred Underwriting Commission”) that will be paid upon consummation of the Company’s Initial Business Combination. This commitment of $15,000,000 has been recorded as Deferred Underwriter Compensation in the balance sheet as of December 31, 2019. The underwriting agreement provides that the deferred underwriting discount will be waived by the underwriter if the Company does not complete its Initial Business Combination.

A portion of the Deferred Underwriter Compensation (up to a maximum $3,243,750) may be paid to Stifel or other third parties that did not participate in the Initial Public Offering (but who are members of FINRA) that assist the Company in consummating an Initial Business Combination. The election to make such payments to third parties will be solely at the discretion of the Company’s management team, and such third parties will be selected by the Company’s management team in their sole and absolute discretion; provided, that no single third party (together with its affiliates) may be paid an amount in excess of the portion of the aggregate Deferred Underwriting Commission paid to the underwriter unless the parties otherwise agree.

7. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2019, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. At December 31, 2019, there were 1,883,597 shares of Class A common stock issued and outstanding (excluding 38,116,403 shares of Class A common stock subject to possible redemption).

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class common stock with a par value of $0.0001 per share. The Company’s initial stockholders currently own an aggregate of 10,000,000 shares of the Company’s Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Company’s Initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as described herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in this prospectus and related to the closing of the Initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Initial Business Combination and any private placement-equivalent warrants issued to the Company’s Sponsor or its affiliates upon conversion of loans made to us)

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.

Warrants —

Redeemable Warrants

Each whole Redeemable Warrant is exercisable to purchase one share of Class A common stock and only whole warrants are exercisable. The Redeemable Warrants will become exercisable on the later of 30 days after the completion of the Initial Business Combination or 12 months from the closing of the Initial Public Offering. Each whole Redeemable Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50.

Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade requiring a purchase at least three units to receive or trade a whole warrant. The warrants will expire five years after the completion of the Initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

If the shares issuable upon exercise of the warrants are not registered under the Securities Act within 60 business days following the Initial Business Combination, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available. In the event that the conditions in the immediately preceding sentence are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of the Initial Business Combination, the Company will use its reasonable best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants. The Company will use its reasonable best efforts to cause the same to become effective within 60 business days following its Initial Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Company’s Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the Initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, inclusive of interest earned on equity held in trust, available for the funding of the Initial Business Combination on the date of the consummation of the Initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Initial Business Combination is consummated (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Placement Warrants

The Sponsor, Cantor, and Stifel purchased an aggregate of 6,000,000 Placement Warrants at a price of $1.50 per whole warrant in a private placement that occurred simultaneously with the closing of the Initial Public Offering. Each whole Placement Warrant is exercisable for one whole share of the Company’s Class A common stock at a price of $11.50 per share. These Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor, Cantor, Stifel or their or their permitted transferees. The Placement Warrants (including the Class A common stock issuable upon exercise of the Placement Warrants) will not be transferable, assignable or saleable until 30 days after the completion of the Initial Business Combination and they will not be redeemable so long as they are held by the Company’s Sponsor or its permitted transferees. Otherwise, the Placement Warrants have terms and provisions that are identical to those of the Redeemable Warrants, including as to exercise price, exercisability and exercise period. If the Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis the Redeemable Warrants.

If holders of the Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that the Company has agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor, or its permitted transferees is because it is not known at this time whether they will be affiliated with us following the Initial Business Combination. If they remain affiliated with the Company, their ability to sell the Company’s securities in the open market will be significantly limited. The Company expects to have policies in place that prohibit insiders from selling the Company’s securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell the Company’s securities, an insider cannot trade in the Company’s securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the shares of Class A common stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, the Company believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.

The Company’s Sponsor has agreed not to transfer, assign or sell any of the Placement Warrants (including the Class A common stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date the Company completes its Initial Business Combination.

8. INCOME TAX

The Company’s net deferred tax liability is as follows:

December 31, 2019
Deferred tax asset (liability)
Unrealized gains on marketable securities	$(10,721)

Deferred tax liability	$(10,721)

The income tax provision consists of the following:

For the Period from February 13, 2019 (inception) through December 31, 2019
Federal
Current	$786,210
Deferred	10,721
State
Current	$—
Deferred	—
Change in valuation allowance	—

Income tax provision	$796,931

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2019 as follows:

2019
Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Deferred tax rate change	0.0%

Income tax provision	21.0%

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions and is subject to examination by the various taxing authorities. The Company considers New York to be a significant state tax jurisdiction. Our income tax returns are open for audit for tax years 2019 and forward.

9. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2019, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2019
Assets:
Cash and marketable securities held in Trust Account	1	$404,362,721

10. SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued. Based on this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.

EMPIRE PETROLEUM PARTNERS, LLC

CONSOLIDATED BALANCE SHEETS

	(Unaudited) September 30, 2020	December 31, 2019
	($ in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$15,010	$4,310
Trade accounts receivable, net of allowance for doubtful accounts of $4,605 and $4,195, respectively	36,492	53,173
Other receivables	590	746
Notes receivable, current portion	885	1,635
Inventories	15,067	18,490
Prepaid expenses and other current assets	9,189	8,301

Total current assets	77,233	86,655

Property and equipment, net	146,592	144,781
Intangible assets, net	71,584	83,375
Goodwill	47,487	47,487
Restricted cash	915	915
Deferred financing costs, net	1,786	2,166
Notes receivable, noncurrent	364	491
Other noncurrent assets	20,866	15,245

Total noncurrent assets	$289,594	$294,460

Total assets	$366,827	$381,115

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	$37,690	$53,437
Fuel taxes payable	8,648	8,507
Other current liabilities	13,560	12,557
Current maturities of long-term debt	—	9,225

Total current liabilities	59,898	83,726

Long-term debt, net of current maturities	226,246	224,692
Other noncurrent liabilities	25,058	24,304

Total liabilities	311,202	332,722

Members’ equity	55,625	48,393

Total liabilities and members’ equity	$366,827	$381,115

See accompanying notes to Condensed Consolidated Financial Statements

EMPIRE PETROLEUM PARTNERS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Unaudited
	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	($ in thousands)
REVENUES:
Motor fuel sales	$403,076	$570,103	$1,105,626	$1,673,082
Merchandise sales	26,449	25,699	73,459	73,852
Rental income and other	2,981	3,241	9,361	9,705

Total revenues	432,506	599,043	1,188,446	1,756,639

COST OF SALES (excluding depreciation and amortization expenses):
Motor fuel sales	372,625	540,686	1,017,230	1,595,135
Merchandise sales	19,069	18,326	53,339	53,253
Rental income and other	2,331	2,370	7,047	6,816

Total cost of sales (excluding depreciation, amortization and accretion expenses)	394,025	561,382	1,077,616	1,655,204

Total gross profit (excluding depreciation, amortization and accretion expenses)	38,481	37,661	110,830	101,435

OPERATING EXPENSES:
Selling, general and administrative expenses	21,917	22,847	66,522	68,178
Depreciation, amortization and accretion	8,362	8,336	24,905	23,910
Gain on sale of assets, net	(2,296)	(798)	(3,842)	(976)

Total operating expenses	27,983	30,385	87,585	91,112

Operating income	10,498	7,276	23,245	10,323

OTHER EXPENSES:
Interest expense, net	(3,786)	(4,942)	(11,898)	(14,136)

Income (loss) before income taxes	6,712	2,334	11,347	(3,813)

INCOME TAX PROVISION	—	(49)	(115)	(138)

Net income (loss)	$6,712	$2,285	$11,232	$(3,951)

See accompanying notes to Condensed Consolidated Financial Statements

EMPIRE PETROLEUM PARTNERS, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(Unaudited)

	Class A	Class B	Member Receivable	Total Members’ Equity
	($ in thousands)
At December 31, 2018	$4,480	$56,358	$(226)	$60,612

Distributions to members	—	(1,000)	—	(1,000)
Net loss	(3,930)	(2,210)	—	(6,140)

At March 31, 2019	550	53,148	(226)	53,472

Distributions to members	—	(1,600)	—	(1,600)
Net loss	(70)	(39)	—	(109)

At June 30, 2019	$480	$51,509	$(226)	$51,763

Distributions to members	—	(1,850)	—	(1,850)
Net income	1,471	827	—	2,298

At September 30, 2019	$1,951	$50,486	$(226)	$52,211

At December 31, 2019	$1,186	$47,433	$(226)	$48,393

Net loss	(362)	(204)	—	(566)

At March 31, 2020	$824	$47,229	$(226)	$47,827

Distributions to members	—	(2,000)	—	(2,000)
Net income	3,255	1,831	—	5,086

At June 30, 2020	$4,079	$47,060	$(226)	$50,913

Distributions to members	—	(2,000)	—	(2,000)
Net income	4,262	2,450	—	6,712

At September 30, 2020	$8,341	$47,510	$(226)	$55,625

See accompanying notes to Condensed Consolidated Financial Statements

EMPIRE PETROLEUM PARTNERS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited)
	Nine Months ended September 30,
	2020	2019
	($ in thousands)
Cash flows from operating activities
Net income (loss)	$11,232	$(3,951)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization, and accretion	24,905	23,910
Amortization of deferred financing costs	943	1,196
Amortization of unfavorable lease obligations and dealer termination agreements	412	(180)
Gain on sale of assets	(3,842)	(976)
Provision for doubtful accounts	410	370
Changes in other operating assets and liabilities
Trade accounts receivable, net	16,271	(9,750)
Inventories	3,423	66
Prepaid expenses and other assets, current and noncurrent	(6,353)	(3,115)
Trade accounts payable	(15,747)	309
Fuel tax payable and other liabilities	1,828	6,360

Net cash provided by operating activities	33,482	14,239

Cash flows from investing activities
Purchases of long-lived assets	(16,142)	(11,863)
Proceeds from sales of assets	4,718	2,250
Issuance of notes receivable	(727)	(917)
Collections on notes receivable	1,604	572

Net cash used in investing activities	(10,547)	(9,958)

Cash flows from financing activities
Distributions to members	(4,000)	(4,450)
Payments for deferred financing costs	(10)	(1,731)
(Payments on) proceeds from swingline commitment, net	(8,776)	6,279
Proceeds from long-term debt	5,000	—
Payments on long-term debt	(4,000)	(3,560)
Payments on other long-term debt	(449)	(413)

Net cash used in financing activities	(12,235)	(3,875)

Net increase in cash and cash equivalents	10,700	406

Cash and cash equivalents, beginning of period	4,310	4,656

Cash and cash equivalents, end of period	$15,010	$5,062

See accompanying notes to Condensed Consolidated Financial Statements

EMPIRE PETROLEUM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Dollars in thousands)

NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION

Nature of Operations

Empire Petroleum Partners, LLC and its subsidiaries (“EPP,” “we,” “our,” “us” or the “Company”) was formed on June 15, 2011 as a Delaware limited liability company and commenced operations on July 7, 2011 when it acquired substantially all of the assets and liabilities of Empire Petroleum Holdings, LLC (“EPH”). EPP is one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States. EPP’s motor fuel distribution network serves retail fuel outlets primarily in its four core markets of the Southwest, East, North and Central regions of the United States.

We generate wholesale revenue primarily through long-term, fixed margin motor fuel supply agreements with dealers. In addition to income from our wholesale distribution of motor fuel, we receive income from our retail sales of motor fuel to consumers at our consignment sites and company-operated sites, income from our sales of convenience store merchandise at company-operated sites and rental income from sites that we lease or sublease to dealers or consignment agents.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and disclosures required by GAAP for annual financial statements and should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2019. These financial statements include all known accruals and adjustments necessary, in the opinion of management, for a fair presentation of the financial position, results of operations, cash flows, and changes in members’ equity for the period presented. The results of operations for the three and nine month periods ended September 30, 2020 and 2019 are not necessarily indicative of operating results for the full year.

These unaudited condensed consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

Assessment of COVID-19 Impact

The Company assessed certain accounting matters that generally require consideration of forecasted financial information, in context with the information reasonably available to the Company and the unknown future impacts of the novel coronavirus (COVID-19) pandemic as of September 30, 2020, and through the date on which these condensed financial statements are issued. The accounting matters assessed included, but were not limited to, the Company’s carrying value of goodwill and other long-lived assets, allowance for doubtful accounts, inventory valuation and related reserves, fair value of financial assets and revenue recognition. Based on our assessment, there was no material impact to the Company’s condensed consolidated financial statements for the nine-month period ended September 30, 2020. The Company’s future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to the Company’s condensed consolidated financial statements in future reporting periods.

EMPIRE PETROLEUM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Dollars in thousands)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2019.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The significant estimates and assumptions that affect our accompanying unaudited consolidated financial statements include, but are not limited to, the allowance for doubtful accounts, depreciation and amortization periods, future obligations for asset retirements, impairment of long-lived assets and the recognition and impairment of goodwill and other intangible assets. Actual results could differ from our estimates.

Fair Value Measurements

Fair value, as defined in GAAP, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2:

Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3:	Unobservable inputs for the asset or liability

Recurring Fair Value Measurements — Fair values of our cash and cash equivalents, restricted cash, trade accounts receivable, short-term borrowings, accounts payable and customer advance payments approximate their carrying values due to the short-term nature of these instruments. Our financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s carrying value for its revolving credit facility and subordinated promissory note agreement approximates fair value due either to the variable interest rates associated with these financial instruments or current interest rates for obligations with similar terms and maturities.

Nonrecurring Fair Value Measurements — Fair value measurements were applied with respect to our nonfinancial assets and liabilities measured on a nonrecurring basis, which consist primarily of intangible assets, other long-lived assets and other assets acquired and liabilities assumed related to purchased businesses in business combinations and impairments.

New Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes FASB Accounting Standards Codification Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement,

EMPIRE PETROLEUM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Dollars in thousands)

presentation, and disclosure of leases for both lessees and lessors. Among its provisions, this standard requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date; (i) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Additional disclosures are also required to allow the user to assess the amount, timing and uncertainty of cash flows arising from leasing activities. This ASU is effective for annual periods beginning after December 15, 2020 and interim periods beginning after December 31, 2021. The Company is currently evaluating the effect that this standard will have on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” as amended, which requires, among other things, the use of a new current expected credit loss (“CECL”) model in order to determine our allowances for doubtful accounts with respect to accounts receivable. The CECL model requires that we estimate our lifetime expected credit loss with respect to our receivables and contract assets and record allowances that, when deducted from the balance of the receivables, represent the net amounts expected to be collected. We will also be required to disclose information about how we developed the allowances, including changes in the factors that influenced our estimate of expected credit losses and the reasons for those changes. This ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2022. We do not expect adoption of this ASU to have a material impact on our consolidated financial condition and results of operations.

NOTE 3 — INVENTORIES

Inventories consisted of the following:

	September 30, 2020	December 31, 2019
Petroleum products	$7,626	$10,673
Store merchandise and other	7,441	7,817

	$15,067	$18,490

EMPIRE PETROLEUM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Dollars in thousands)

NOTE 4 — INTANGIBLE ASSETS, NET

Identifiable intangible assets consisted of the following:

	Estimated Useful Life (in Years)	September 30, 2020
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Motor fuel supply agreements — independent dealer sites	1 - 38	$132,143	$(81,716)	$50,427
Motor fuel supply agreements — consignment sites	1 - 38	41,261	(21,888)	19,373
Non-compete agreements	2 - 10	3,619	(2,604)	1,015
Transportation agreements	10	297	(181)	116
In-place leases	7	1,014	(842)	172
Trade names	5 - 17	1,136	(1,040)	96
Software and other	7	601	(216)	385

		$180,071	$(108,487)	$71,584

	Estimated Useful Life (in Years)	December 31, 2019
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Motor fuel supply agreements — independent dealer sites	1 - 38	$131,946	$(72,763)	$59,183
Motor fuel supply agreements — consignment sites	1 - 38	41,689	(19,490)	22,199
Non-compete agreements	2 - 10	3,557	(2,376)	1,181
Transportation agreements	10	292	(154)	138
In-place leases	7	997	(802)	195
Trade names	5 - 17	1,117	(1,006)	111
Software and other	7	504	(136)	368

		$180,102	$(96,727)	$83,375

Amortization expense was $3,675 and $11,297 for the three and nine months ended September 30, 2020, respectively. Amortization expense was $4,347 and $12,310 for the three and nine months ended September 30, 2019, respectively.

EMPIRE PETROLEUM PARTNERS, LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Dollars in thousands)

Estimated aggregate amortization expense of the Company’s intangible assets for the next five years and thereafter is as follows:

Year ended December 31,	Total
2020 (remainder)	$3,642
2021	13,696
2022	11,467
2023	9,983
2024	7,160
2025	5,799
Thereafter	19,837

Total	$71,584

NOTE 5 — LONG-TERM DEBT

Long-term debt consists of the following:

	September 30, 2020	December 31, 2019
Revolving credit facility (including swingline)	$163,000	$170,776
Subordinated debt	53,452	53,452
Less:
Unamortized discount and warrants	(2,455)	(1,936)
Deferred financing costs, net	(477)	(1,551)
Other financing agreement	12,726	12,726
Other debt	—	450

Total debt	226,246	233,917
Less: current portion	—	9,225

Total long-term debt	$226,246	$224,692

NOTE 6 — SUBSEQUENT EVENTS

The Company sold substantially all its assets on October 6, 2020. Proceeds from the sale were used to pay the outstanding balances of the revolving credit facility and subordinated debt arrangement which were then closed.

In preparing the accompanying condensed consolidated financial statements, management of the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through December 4, 2020, the date the condensed consolidated financial statements were available for issuance.

GRANT THORNTON LLP 1717 Main St., Suite 1800 Dallas, TX 75201-4657	REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

D +1 214 561 2300 F +1 214 561 2370
Board of Directors Empire Petroleum Partners, LLC

We have audited the accompanying consolidated financial statements of Empire Petroleum Partners, LLC (a Delaware limited liability company) and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, members’ equity, and cash flows for the three years then ended, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empire Petroleum Partners, LLC and subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the three years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Dallas, Texas April 16, 2020

GT.COM	Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

Empire Petroleum Partners, LLC

CONSOLIDATED BALANCE SHEETS

December 31,

($ in thousands)

	2019	2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,310	$4,656
Trade accounts receivable, net	53,173	47,332
Other receivables	746	579
Notes receivable, current portion	1,635	253
Inventories	18,490	17,351
Prepaid expenses and other current assets	8,301	6,355

Total current assets	86,655	76,526

Property and equipment, net	144,781	142,429
Intangible assets, net	83,375	94,214
Goodwill	47,487	47,487
Restricted cash	915	1,590
Deferred financing costs, net	2,166	1,231
Notes receivable, noncurrent	491	873
Other noncurrent assets	15,245	13,805

Total noncurrent assets	294,460	301,629

Total assets	$381,115	$378,155

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	$53,437	$49,905
Fuel taxes payable	8,507	6,355
Other current liabilities	12,557	15,891
Current maturities of long-term debt	9,225	558

Total current liabilities	83,726	72,709

Long-term debt, net of current maturities	224,692	220,034
Other noncurrent liabilities	24,304	24,800

Total liabilities	332,722	317,543

Members’ equity	48,393	60,612

Total liabilities and members’ equity	$381,115	$378,155

The accompanying notes are an integral part of these consolidated financial statements.

Empire Petroleum Partners, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,

($ in thousands, except per unit amounts)

	2019	2018	2017
REVENUES:
Motor fuel sales	$2,213,385	$2,425,767	$1,874,192
Merchandise sales	97,725	96,226	43,993
Rental income and other	12,907	14,102	9,356

Total revenues	2,324,017	2,536,095	1,927,541

COST OF SALES (excluding depreciation and amortization expenses):
Motor fuel sales	2,107,366	2,325,988	1,799,260
Merchandise sales	70,389	71,778	31,242
Rental income and other	8,222	8,588	8,059

Total cost of sales (excluding depreciation, amortization and accretion expenses)	2,185,977	2,406,354	1,838,561

Total gross profit (excluding depreciation, amortization and accretion expenses)	138,040	129,741	88,980

OPERATING EXPENSES:
Selling, general and administrative expenses	93,799	94,300	52,051
Acquisition costs	239	2,602	5,167
Depreciation, amortization and accretion	30,980	31,379	29,926
Gain on sale of assets, net	(1,050)	(2,647)	(12,167)

Total operating expenses	123,968	125,634	74,977

Operating income	14,072	4,107	14,003

OTHER INCOME (EXPENSE):
Interest expense, net	(19,049)	(19,070)	(16,040)
Other income, net	—	—	5,460

Income/(loss) before income taxes	(4,977)	(14,963)	3,423
INCOME TAX PROVISION	(178)	(182)	(122)

Net income/(loss)	$(5,155)	$(15,145)	$3,301

Earnings (loss) per unit - basic and diluted:	$(0.59)	$(1.72)	$0.38

Net income/(loss)
Weighted average units outstanding — basic and diluted	8,796,907	8,796,907	8,796,907

The accompanying notes are an integral part of these consolidated financial statements.

Empire Petroleum Partners, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

Years ended December 31,

($ in thousands)

	Class A	Class B	Member Receivable	Total Members’ Equity
At December 31, 2016	$26,203	$78,979	$(816)	$104,366
Distributions to members	(10,944)	(10,456)	—	(21,400)
Repayment of member receivable	—	—	285	285
Net income	2,096	1,205	—	3,301

At December 31, 2017	17,355	69,728	(531)	86,552
Distributions to members	(3,258)	(7,842)	—	(11,100)
Repayment of member receivable	—	—	305	305
Net loss	(9,617)	(5,528)	—	(15,145)

At December 31, 2018	4,480	56,358	(226)	60,612
Distributions to members	—	(7,064)	—	(7,064)
Net loss	(3,273)	(1,882)	—	(5,155)

At December 31, 2019	$1,207	$47,412	$(226)	$48,393

The accompanying notes are an integral part of these consolidated financial statements.

Empire Petroleum Partners, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

($ in thousands)

	2019	2018	2017
Cash flows from operating activities
Net income (loss)	$(5,155)	$(15,145)	$3,301
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, amortization, and accretion	30,980	31,379	29,926
Amortization of deferred financing costs	1,442	1,691	2,634
Amortization of unfavorable lease obligations	(107)	(144)	(497)
Gain on sale of assets, net	(1,050)	(2,647)	(12,167)
Provision for doubtful accounts	2,185	350	229
Impairment of notes receivable	—	1,882	—
Non-cash interest expense	—	1,759	1,693
Gain on bargain purchase	—	—	(5,460)
Changes in other operating assets, current and noncurrent
Trade accounts receivable and notes receivable	(8,026)	9,984	(12,032)
Inventories	(1,139)	1,453	(1,921)
Prepaid expenses and other assets, current and noncurrent	(3,553)	(1,672)	(3,011)
Trade accounts payable	2,539	(12,168)	12,585
Fuel tax payable and other liabilities	(1,432)	794	10,860

Net cash provided by operating activities	16,684	17,516	26,140

Cash flows from investing activities
Acquisitions of businesses, including acquired working capital, net of cash acquired	—	—	(39,459)
Acquisitions of intangible assets	(6,059)	(14,560)	(12,012)
Escrow deposit for acquisitions	—	(1,590)	(13)
Purchases of property and equipment	(18,272)	(13,325)	(15,754)
Proceeds from sales of assets	4,419	7,821	55,142
Issuance of notes receivable	(1,829)	(700)	(2,330)
Collections on notes receivable	829	1,015	1,858

Net cash used in investing activities	(20,912)	(21,339)	(12,568)

Cash flows from financing activities
Distributions to members	(7,064)	(11,100)	(21,400)
Member note payment	—	305	285
Payments for deferred financing costs	(1,712)	(268)	(153)
(Payments on) proceeds from swingline commitment, net	8,776	(6,050)	(2,148)
Proceeds from long-term debt	18,440	27,760	59,400
Payments on long-term debt	(14,000)	(5,000)	(46,459)
Payments on other long-term debt	(558)	(506)	(635)

Net cash (used in) provided by financing activities	3,882	5,141	(11,110)

Net increase (decrease) in cash and cash equivalents	(346)	1,318	2,462
Cash and cash equivalents, beginning of period	4,656	3,338	876

Cash and cash equivalents, end of period	$4,310	$4,656	$3,338

The accompanying notes are an integral part of these consolidated financial statements.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

(in thousands, except per unit amounts)

NOTE 1 — BUSINESS OVERVIEW

Nature of Operations

Empire Petroleum Partners, LLC and its subsidiaries (“EPP,” “we,” “our,” “us” or the “Company”) was formed on June 15, 2011 as a Delaware limited liability company and commenced operations on July 7, 2011 when it acquired substantially all of the assets and liabilities of Empire Petroleum Holdings, LLC (“EPH”). EPP is one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States. EPP’s motor fuel distribution network serves retail fuel outlets primarily in its four core markets of the Southwest, East, North and Central regions of the United States.

We generate wholesale revenue primarily through long-term, fixed margin motor fuel supply agreements with dealers. In addition to income from our wholesale distribution of motor fuel, we receive income from our retail sales of motor fuel to consumers at our consignment sites and company-operated sites, income from our sales of convenience store merchandise at company-operated sites and rental income from sites that we lease or sublease to dealers or consignment agents.

Basis of Presentation

The consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States (“GAAP”). These consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The significant estimates and assumptions that affect our accompanying consolidated financial statements include, but are not limited to, the allowance for doubtful accounts, depreciation and amortization periods, future obligations for asset retirements, impairment of long-lived assets and the recognition and impairment of goodwill and other intangible assets. Actual results could differ from our estimates.

Fair Value Measurements

Fair value, as defined in GAAP, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

These tiers include:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3	Unobservable inputs for the asset or liability

Recurring Fair Value Measurements — Fair values of our cash and cash equivalents, restricted cash, trade accounts receivable, short-term borrowings, accounts payable and customer advance payments approximate their carrying values due to the short-term nature of these instruments. Our financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s carrying value for its revolving credit facility and subordinated promissory note agreement approximates fair value due either to the variable interest rates associated with these financial instruments or current interest rates for obligations with similar terms and maturities.

Nonrecurring Fair Value Measurements — Fair value measurements were applied with respect to our nonfinancial assets and liabilities measured on a nonrecurring basis, which consist primarily of intangible assets, other long-lived assets and other assets acquired and liabilities assumed related to purchased businesses in business combinations and impairments.

Input levels used for fair value measurements are as follows:

Description	Disclosure	Input Level
Acquired assets and liabilities	Note 3	Level 3
Warrants	Note 13	Level 3

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash on hand, demand and time deposits, and funds invested in highly liquid instruments with maturities of three months or less at the date of purchase. At times, certain account balances may exceed federally insured limits.

Restricted cash is comprised of deposits held in escrow with law firms, primarily related to an agreement to purchase long-term assets.

Trade Accounts Receivable, Net

Trade accounts receivable reflects routine customer obligations due under normal trade terms, generally on net 3-10 day terms, and credit card transactions in the process of clearing that typically clear within one to two business days. We provide for the amount of receivables estimated to become uncollectible in the future by establishing an allowance for doubtful accounts. Management reviews trade accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Trade accounts receivable balances that are determined to be uncollectible are included in the overall allowance for doubtful accounts. After all attempts to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

collect a receivable have failed, the receivable is written off. Based on our assessment, we recorded an allowance for doubtful accounts of $4,195 and $2,010 as of December 31, 2019 and 2018, respectively. In 2019, we increased the provision for doubtful accounts by $2,185 included in selling, general and administrative expenses in the consolidated statement of operations.

Notes Receivable

Notes receivable consist of notes acquired in various business combinations and from loans to customers for the purchase of convenience store related equipment or buildings. The notes bear interest ranging from zero to 15.0% and are payable monthly with various maturity dates between January 2020 and June 2025.

Inventories

Fuel inventory is valued at the lower of cost or market, with cost determined using the weighted-average cost method. Merchandise inventory is stated at the lower of average costs, as determined by the retail inventory method, or market. Market is determined based on estimated replacement cost using prices at the end of the reporting period.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets mainly consist of prepaid items that are short-term in nature, such as insurance and licenses, and store repair parts.

Property and Equipment, Net

Property and equipment are recorded at cost, except for those assets acquired through acquisition, which are recorded at fair value on the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the leasehold improvements. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets

We are required to review long-lived assets for impairment whenever events or changes in circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, then the carrying value is written down to estimated fair value through additional depreciation provisions and reported as impairments in the periods in which the determination of the impairment is made. Individual assets are grouped for impairment purposes at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets. Because there is a lack of quoted market prices for our long-lived assets, the fair value of potentially impaired assets is determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or based on a multiple of operating cash flow validated with historical market transactions of similar assets, where possible.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

The expected future cash flows used for impairment reviews and related fair value calculations are based on estimated future prices, operating costs and capital project decisions, considering all available evidence at the date of review. We concluded that there was no impairment during the years ended December 31, 2019, 2018 or 2017.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets of a business acquired and is allocated to our respective reporting units in which such goodwill arose. In the event we dispose of a business, as defined under GAAP, from a reporting unit with goodwill, which is less than the entire reporting unit, we allocate a portion of the reporting unit’s goodwill to that business in determining the gain or loss on the disposal of the business. The amount of goodwill allocated to the business is based on the relative fair value of the business for the reporting unit.

Goodwill is tested for impairment for each reporting unit at least annually (or whenever events or changes in circumstances indicate the carrying amount may be impaired) in accordance with the authoritative accounting guidance on goodwill. The Company first assesses qualitative factors to evaluate whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis for determining whether it is necessary to perform a quantitative goodwill impairment test. The Company may bypass the qualitative assessment for any reporting unit in any period and proceed directly with the quantitative analysis. The quantitative analysis compares the fair value of the reporting unit with its carrying amount. The Company estimates the fair value of a reporting unit using a combination of discounted expected future cash flows (income approach) and guideline public companies method (market approach).

The qualitative criteria that we use includes an analysis of (1) economic conditions and industry and market considerations; (2) comparisons of prior valuations of reporting units to current carrying value; (3) a sensitivity analysis of the valuations previously prepared that would impact the reporting unit’s fair value; (4) forecasting capabilities in comparison to prior valuation of projected performance; and (5) consideration over significant changes to the business model since the last reporting date. The Company performed its annual goodwill assessment in the fourth quarter of 2019, 2018 and 2017 and determined that no impairment charge was required.

Intangible Assets, Net

We record identifiable intangible assets at fair value or cost at the date of the acquisition. Identifiable intangible assets consist of motor fuel supply agreements, non-compete agreements, transportation agreements, in-place leases and trade names. Amortization of intangible assets is provided using the straight-line method over their respective estimated useful lives, generally ranging from 1 to 38 years.

Deferred Financing Costs

Deferred financing costs represent costs incurred in connection with the revolving credit facility and are included in interest expense. Deferred financing costs related to the issuance of subordinated debt are deducted from the carrying amount of the loan. These costs are amortized over the life of the loan and included in interest expense.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

Other Noncurrent Assets

Other noncurrent assets consist primarily of security deposits made for various leased properties and prepaid sales incentives.

Other Current Liabilities

Other current liabilities consist of the following:

	December 31, 2019	December 31, 2018
Compensation and benefits	$2,415	$2,730
Other payables and accrued invoices	6,859	5,832
Interest	2,379	1,569
Fuel tax liabilities	120	3,007
Property tax liabilities	784	1,914
Professional fees and insurance	—	839

Total	$12,557	$15,891

Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following:

	December 31, 2019	December 31, 2018
Tenant security deposits held	$4,096	$4,041
Deferred gain on sale-leaseback	5,136	6,562
Deferred vendor rebates and allowances	6,812	7,030
Lease obligation	3,693	2,802
Asset retirement obligations	4,535	4,314
Other	32	51

Total	$24,304	$24,800

Unfavorable Lease Obligations

Unfavorable lease obligations represent the lease obligations that were assumed with certain acquisitions for leases that were determined to be valued below their fair market value at that time. The obligations are amortized as an increase to rental expense over the remaining term of the lease agreements, which range from 1 to 13 years. The obligation is included in the other noncurrent liabilities line item in the accompanying consolidated balance sheets.

Asset Retirement Obligations

We recognize as a liability the fair value of a legal obligation to perform asset retirement activities, including those that are conditional on a future event, when the amount can be reasonably estimated. These obligations

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

relate to the net present value of estimated costs to remove underground storage tanks (“UST”) at owned and leased sites when so required under the applicable leases. The asset retirement obligation for UST removal on each site is accreted over the expected life of the owned site or the average lease term of leased sites.

A roll forward of the asset retirement obligation balance for the periods ended December 31 is as follows:

	2019	2018
Balances at beginning of the year	$4,314	$4,135
Liabilities settled	(20)	(34)
Accretion expense	241	213

Balances at end of the year	$4,535	$4,314

In order to determine fair value, management is required to make certain estimates and assumptions including, among other things, projected replacement cost, a credit-adjusted risk-free rate and an assessment of market conditions that could significantly impact the estimated fair value of the asset retirement obligation. The obligation is included in the other noncurrent liabilities line item in the accompanying consolidated balance sheets.

Environmental Costs

Environmental expenditures are expensed or capitalized, depending upon their future economic benefit. Expenditures relating to an existing condition caused by past operations, and those having no future economic benefit, are expensed. Liabilities for environmental expenditures are recorded on an undiscounted basis (unless acquired in a purchase business combination) when environmental assessments or cleanups are probable and the costs can be reasonably estimated. Recoveries of environmental remediation costs from other parties, such as state reimbursement funds, are recorded as assets when their receipt is probable and estimable.

Concentration of Credit Risk

During 2019 and 2018, our largest customer represented less than 5% of revenue. Our top 10 customers represented less than 10% of revenue. Credit risk is diversified across over 1,000 customers.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which amended its guidance on revenue recognition. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for interim and annual reporting periods beginning after December 15, 2018. The Company adopted this guidance on January 1, 2019, using the modified retrospective method of adoption with the cumulative effect, if any, recorded to retained earnings for all open contracts at the date of adoption.

We completed a detailed review of revenue contracts representative of our revenue streams as of the adoption date. As a result of the evaluation performed, we have determined that the timing and/or amount of revenue that we recognize on our contracts will not be materially impacted by the adoption of the new standard. Accordingly, we did not recognize a cumulative effect adjustment to our opening retained earnings upon the adoption as the adjustment has an immaterial impact to the financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

We recognize revenues to depict the transfer of control of promised goods or services to our customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The Company recognizes revenue in accordance with the five-step model outlined in Topic 606 as follows: when (i) a contract with a customer exists, (ii) performance obligation have been identified, (iii) the price to the customer has been determined, (iv) the transaction price has been allocated to performance obligations and (v) the performance obligations are satisfied. The Company has 3 primary models upon which it derives revenue:

Motor fuel revenue: Motor fuel revenue consists primarily of the sale of motor fuel under supply agreements with third party customers and affiliates. Fuel supply contracts with our customers generally provide that we distribute motor fuel at a formula price based on published rates, volume-based profit margin, and other terms specific to the agreement. Shipment and delivery of motor fuel generally occurs on the same day. The customer is invoiced the agreed-upon price with most payment terms ranging less than 30 days. If the consideration promised in a contract includes a variable amount, we estimate the variable consideration amount and factor in such an estimate to determine the transaction price under the expected value method.

Revenue is recognized for wholesale motor fuel contracts at the point in time the customer (i.e. Dealer) takes control of the fuel. At the time control is transferred to the customer, the sale is considered final, because the agreements do not grant customers the right to return motor fuel. We charge customers for transportation costs and sales tax, which are recorded gross in revenue and cost of sales.

Additionally we recognized motor fuel revenue through our consignment sites and through the sale of motor fuel at our company-operated retail stores. The consignment sites are operated by commission agents, in which we retain title to inventory and control access to and sale of fuel inventory to the customer. At both consignment sites and our company-operating retail stores, we recognize revenue at the time the fuel is sold to the ultimate customer. At the time control is transferred to the customer, the sale is considered final, because the agreements do not grant customers the right to return motor fuel.

Merchandise sales: Merchandise sales comprises the in-store merchandise and foodservice sales at company-operated retail stores, including sales of lottery ticket sales, money orders, prepaid phone cards and wireless services, ATM transactions, car washes, movie rentals, and other ancillary product and service offerings. Revenue is recognized when all steps of the five-step revenue recognition model have been completed, which is upon sale of the product is sold or when the service is rendered.

Rental income and other: We receive lease income from leased or subleased properties. Revenues from leasing arrangements for which we are the lessor are recognized ratably over the term of the underlying lease.

Costs to Obtain or Fulfill a Contract

We recognize an asset related to the costs incurred to obtain a contract (e.g. sales commissions) if the costs are specifically identifiable to a contract, the costs will result in enhancing resources that will be used in satisfying performance obligations in future and the costs are expected to be recovered. These capitalized costs are recorded as a part of other current assets and other noncurrent assets and are amortized as a reduction of revenue on a systematic basis consistent with the pattern of transfer of the goods or services to which such costs relate. The Company has also made a policy election of expensing the costs to obtain a contract, as and when they are incurred, in cases where the expected amortization period is one year or less.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

Practical Expedients Selected

We elected the following practical expedients in accordance with ASC 606:

•

Significant financing component — We elected to not account for a financing component for time periods between the Company’s performance and collections from customers as this time period is less than one year on its contracts.

•	Incremental costs of obtaining a contract — We elected to expense the incremental costs of obtaining a contract when the amortization period for such contracts would have been one year or less.

•	Shipping and handling costs — We elected to account for shipping and handling costs as fulfillment activities and expense the costs incurred as part of cost of sales.

•

Sales taxes — We have elected to include within the measurement of transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by us from a customer (i.e., sales tax, value added tax, etc.).

Cost of Sales

Cost of motor fuel sales includes all costs incurred to acquire wholesale fuel, such as the costs of purchasing and transporting inventory prior to delivery to the wholesale customers, net of any purchase discounts or incentives. Cost of sales does not include any depreciation of our property, plant and equipment. Amortization expense related to our intangible assets is excluded from cost of sales because those assets are not directly associated with the cost of providing wholesale motor fuel distribution services.

Depreciation and amortization expenses are separately classified in our consolidated statements of operations.

Vendor Rebates / Dealer Incentives

From time to time, we receive rebates from the major oil companies from which we purchase motor fuel under structured programs based on the volume of fuel purchased, as specified in the applicable fuel purchase agreements. These volume rebates are recognized as a reduction of motor fuel cost of sales over the life of the contract with the major oil company when the amounts to be earned are probable and estimable, typically on a straight-line or volume basis over the term of the fuel purchase agreement.

We may also receive incentive payments from major oil companies to defray the costs of branding and imaging improvements provided to our dealers. Generally, the branding allowances received are deferred and recorded as a reduction of motor fuel cost of sales over the term of the fuel purchase agreement.

We may also provide our dealers with similar rebates and upfront payments to enter into motor fuel supply agreements with us. Costs incurred for rebates are expensed as incurred as a reduction to sales. Upfront incentives paid to customers in return for entering motor fuel supply agreements with us are deferred and recognized over the life of the contract as a reduction to sales on a straight-line basis.

Income Taxes

We are treated as a partnership for income tax purposes and our income, deductions, losses and credits flow through to the returns of our members. As a result, we have excluded income taxes from these consolidated

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

financial statements, except for certain state taxes. Any interest and penalties associated with these income taxes are included in the provision for income taxes. We perform an annual review for any uncertain tax positions and record expected future tax consequences of uncertain tax positions in our consolidated financial statements. At December 31, 2019 and 2018, we did not identify any uncertain tax positions.

Earnings per Unit

The Company computes income per unit using the two-class method, under which any excess of distributions declared over net income are allocated to the members based on their respective sharing of income specified in the limited liability company agreement. Net income per unit applicable to members (including Class A and Class B) is computed by dividing the members’ interest in net income, after deducting any distributions, by the weighted-average number of outstanding Class A and B units. There were no differences in treatment of Class A and Class B units that impacted the calculation of earnings per unit for 2019, 2018 or 2017.

The Company has issued phantom units associated with its Long-Term Incentive Plan (Note 13) that are not considered dilutive because they are contingent upon both service and a change in control event that has not occurred by the end of our reporting period. The Company also has an agreement with the former owners of Empire Petroleum Holdings, LLC (Note 14) that requires a payment of Class A units valued at $2,000, contingent upon an initial public offering, that are not considered dilutive because the event has not occurred by the end of our reporting period.

Recently Issued Accounting Pronouncement

In November 2019, the FASB issued ASU 2019-10, Leases (Topic 842), which replaces existing lease accounting guidance. The new standard is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the balance sheet. The new guidance will require lessees to continue to classify leases as either operating or financing, with classification affecting the pattern of expense recognition in the income statement. For us, the amendments in this ASU are effective for fiscal years beginning after December 15, 2020. We plan to adopt the standard in the first quarter of fiscal 2020. The ASU is required to be applied using a modified retrospective approach at the beginning of the earliest period presented, with optional practical expedients. We are currently evaluating the effect that the updated standard will have on our consolidated balance sheets and related disclosures.

NOTE 3 — ACQUISITIONS

The acquisitions discussed below have been accounted for as business combinations under ASC 805, Business Combinations (“ASC 805”). The purchase price for each respective acquisition was allocated to the net tangible and identifiable intangible assets acquired and liabilities assumed based on fair value estimates. The excess of the purchase price over the fair values of the assets acquired and liabilities assumed for each respective acquisition was recorded as goodwill. The excess of fair value of the assets acquired over the purchase consideration for one acquisition is included in the other income line of the accompanying consolidated statements of operations.

For all periods presented, the fair value of the motor fuel supply agreements was determined using an income approach, with the fair value estimated to be the present value of incremental after-tax cash flows attributable

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

solely to the motor fuel supply agreements over their respective estimated remaining useful life, using probability-weighted cash flows, generally assumed to extend through the term of the motor fuel supply agreements, and using discount rates considered appropriate given the inherent risks associated with these types of agreements. We believe the level and timing of cash flows represent relevant market participant assumptions. The motor fuel supply agreements are being amortized on a proportional basis corresponding to the average attrition rate of the motor fuel supply agreements over their respective estimated useful lives, which range from 1 to 38 years.

Goodwill from each of the acquisitions principally resulted from expected synergies from combining our operations and the operations of the acquired businesses. The amortization of goodwill related to our acquisitions for the periods presented is deductible for income tax purposes over 15 years.

2017 Transactions

Circle K Stores Inc. and CST Brands, Inc.

In September 2017, we acquired operations at 69 retail fuel and convenience locations (68 company-operated and one consignment) as well as certain fixed assets, personal property and one undeveloped land bank site from Circle K Stores Inc. (“Circle K”) and CST Brands, Inc. (“CST”) for approximately $27,312 in cash, funded with our revolving credit facility. The Company also acquired 10 fee properties and assumed 11 operating leases as part of the acquisition. The stores are located in Arizona, Texas, Colorado, Florida, New Mexico, Louisiana and Georgia. The acquisition significantly expanded our retail operations. Concurrently, Empire entered into a long-term operating lease agreement with Getty Realty Corp. (“Getty”) at 49 locations which were purchased by Getty from Circle K and CST.

On the date of acquisition, the fair value of the assets acquired exceeded the purchase consideration by $5,460, which is included in the other income line of the accompanying consolidated statement of operations for the year ended December 31, 2017. The identifiable intangible assets acquired represent supplier fuel agreement.

The following table presents acquisition date fair value of the assets acquired and liabilities assumed:

Cash	$146
Inventory	6,980
Land	7,780
Real estate and improvements	9,998
Property and equipment	11,126
Intangibles	461
Less: Asset retirement obligations	(3,689)
Fair value of leases, net	(30)

$32,772

Superior Transport, Inc.

On June 1, 2017, we acquired certain assets of Superior Transport, Inc. for $12,292 in cash. The transaction was funded in cash from our revolving credit facility. The acquisition expanded our operations in Georgia, Tennessee and Alabama. The identifiable intangible assets acquired primarily represent motor fuel supply agreements.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

The following table presents acquisition date fair value of the assets acquired:

Accounts receivable	$1,123
Inventory	1,462
Equipment	693
Identifiable intangibles	9,003
Goodwill	47
Less: deposits	(36)

$12,292

NOTE 4 — INVENTORIES

Inventories consisted of the following as of:

	December 31,
	2019	2018
Petroleum products	$10,673	$10,251
Store merchandise and other	7,817	7,100

	$18,490	$17,351

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following as of:

	Estimated Useful Life (in Years)	December 31,
		2019	2018
Buildings	15 - 40	$35,542	$36,638
Machinery and equipment	3 - 15	81,796	62,803
Leasehold improvements	5 - 20	28,587	29,210
Furniture and fixtures	3 - 20	16,198	16,530
Vehicles	5	253	65

		162,376	145,246
Less: Accumulated depreciation		(61,758)	(47,650)

		100,618	97,596
Land		44,163	44,833

Property and equipment, net		$144,781	$142,429

Depreciation expense was $15,503, $13,921, and $12,013 for the years ended December 31, 2019, 2018, and 2017, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

NOTE 6 — INTANGIBLE ASSETS, NET

Identifiable intangible assets consisted of the following as of:

	Estimated Useful Life (in Years)	December 31, 2019
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Motor fuel supply agreements — independent dealer sites	1 - 38	$131,946	$(72,763)	$59,183
Motor fuel supply agreements — consignment sites	1 - 38	41,689	(19,490)	22,199
Non-compete agreements	2 - 10	3,557	(2,376)	1,181
Transportation agreements	10	292	(154)	138
In-place leases	7	997	(802)	195
Trade names	5 - 17	1,117	(1,006)	111
Software and other	7	504	(136)	368

		$180,102	$(96,727)	$83,375

	Estimated Useful Life (in Years)	December 31, 2018
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Motor fuel supply agreements — independent dealer sites	1 - 38	$129,267	$(62,518)	$66,749
Motor fuel supply agreements — consignment sites	1 - 38	41,853	(16,666)	25,187
Non-compete agreements	2 - 10	3,619	(2,209)	1,410
Transportation agreements	10	297	(129)	168
In-place leases	7	1,052	(831)	221
Trade names	5 - 17	1,136	(1,019)	117
Software and other	7	415	(53)	362

		$177,639	$(83,425)	$94,214

Amortization expense was $15,236, $17,161, and $17,820 for the years ended December 31, 2019, 2018 and 2017, respectively. Estimated aggregate amortization expense of the Company’s intangible assets for the next five years and thereafter is as follows:

Year ended December 31,	Total
2020	$14,614
2021	13,064
2022	10,821
2023	9,598
2024	6,602
Thereafter	28,676

Total	$83,375

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

NOTE 7 — LONG-TERM DEBT

Long-term debt consists of the following as of:

	December 31,
	2019	2018
Revolving credit facility (including swingline)	$170,776	$157,560
Subordinated debt	53,452	53,452
Less:
Unamortized discount and warrants	(1,936)	(2,045)
Deferred financing costs, net	(1,551)	(2,108)
Other financing agreement	12,726	12,726
Other debt	450	1,007

Total debt	233,917	220,592
Less: current portion	9,225	558

Total long-term debt	$224,692	$220,034

Revolving credit facility

In October 2013 and as amended in 2016, the Company entered into a credit agreement with a bank which had available borrowings of up to $250,000 under a revolving credit facility (“2016 revolving credit facility”). The 2016 revolving credit facility included a $25,000 swing-line commitment sublimit and a $35,000 letter of credit facility sublimit, with a maturity date of January 8, 2020. The revolving credit facility accrued interest at a Base Rate or Adjusted LIBOR Rate (each as defined in the revolving credit facility agreement) for amounts advanced under the revolving credit facility and at the swing-line rate for advances under the swing-line sublimit. We elected the Adjusted LIBOR rate, which is based on the applicable margin plus the company chosen LIBOR interest rate.

On March 22, 2019, the Company amended and restated its 2016 revolving credit facility (“revolving credit facility”) whereby Empire extended the maturity until March 22, 2024. As part of the amended terms, Empire decreased the size of the revolving commitment to $225,000, increased the swing-line limit to $35,000 and increased the letter of credit limit to $55,000. Additionally, the 2019 revolving credit facility allows a consolidated leverage ratio of up to 6.0 to 1 through March 30, 2020, stepping down to 5.0 to 1 for the period March 31, 2023 and thereafter, as well as a consolidated senior leverage ratio of up to 4.5 to 1 through March 30, 2020, stepping down to 3.75 to 1 for the period March 31, 2023 and thereafter. The 2019 revolving credit facility includes a springing maturity of 90 days prior to the maturity of the subordinated promissory note agreement.

At December 31, 2019 and 2018, the interest rate on the revolving credit facility was 4.875% and 5.375%, with commitment fees of 0.50% on the unused portion. As of December 31, 2019 and 2018, we had $162,000 and $157,560, respectively, outstanding under the revolving credit facility. At December 31, 2019, the interest rate on the swing-line was 6.875%. Outstanding swing-line borrowings were $8,776 at December 31, 2019. There were no outstanding borrowings at December 31, 2018. We have remaining availability at December 31, 2019 of $28,630 pursuant to being in compliance with all covenant calculations included in our amended revolving credit facility.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

The swing-line portion of the revolving credit facility bears interest at the Swingline Rate (as defined in the revolving credit facility) and is payable in full on the earlier of the date of demand by the lender or the Revolving Commitment Termination Date (as defined in the revolving credit facility). Consequently, any amount outstanding under the swing-line portion of the revolving credit facility is classified as a current liability.

The outstanding indebtedness under the revolving credit facility is collateralized by substantially all of our assets and may be prepaid without a penalty (subject to certain notice and timing requirements). The revolving credit facility permits the lenders to accelerate the repayment of the outstanding obligations upon the occurrence of an Event of Default (as defined in the revolving credit facility), including a material change in the business. In addition, we are required to meet certain financial and other covenants, including but not limited to: a Fixed Charge Coverage Ratio, an Asset Coverage Ratio and a Total Debt to EBITDA Ratio (each as defined in the revolving credit facility). The Company was in compliance with its debt covenants at December 31, 2019 and 2018.

Sales leaseback transaction

On December 30, 2015, Empire entered into a sale leaseback transaction whereby the Company sold approximately $12,726 in real estate assets. As the transaction did not qualify as a sale, this transaction was accounted for as a financing arrangement over the course of the lease agreement. In conjunction with this transaction, Empire entered into a 25 year lease agreement with an option to extend the term for another 25 years. The lease is classified as a debt obligation under GAAP and is included in our long-term debt balance as of December 31, 2019 and 2018. The obligation matures in October 2040 and requires monthly interest payments at an average rate of 9.32%.

Subordinated debt

During October 2016, Empire entered into a subordinated promissory note agreement in the amount of $50,000, which bears interest at 11.375% per annum with a maturity date of October 3, 2023. As of December 31, 2019 and 2018, we had $53,452 and $53,452, respectively, outstanding indebtedness with approximately $26,500 of remaining availability under the note agreement at December 31, 2019. As part of the note agreement, the Company issued 366,538 warrants to purchase Series B units at a strike price of $32.74. The warrants were valued at $1,871 on the issuance date. The fair value of the warrants was recorded in Series B Members’ Equity and as a discount to the subordinated debt on the balance sheet. This amount will be accreted to interest expense over the life of the indebtedness using the straight-line method, which approximates the effective interest rate method. During 2019 and 2018, $220 and $168, respectively, of the discount was accreted to interest expense. $1,368 remained unamortized as of December 31, 2019.

Empire also amended its subordinated promissory note agreement on March 22, 2019 to conform to the amended terms of the credit facility. The interest rate increased from 11.38% to 12.75% per annum.

Other debt

Our other debt was $450 and $1,007 at December 31, 2019 and 2018, respectively. Other debt relates to an obligation to a major oil supplier that bears interest at a rate of 10%. This obligation was assumed with a prior year acquisition.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

Outstanding letters of credit were $25,594 as of December 31, 2019 and $29,194 as of December 31, 2018, and remaining availability was $9,406 under the sublimit for letters of credit. Letter of credit fees were $979, $934, and $536 for the years ended December 31, 2019, 2018 and 2017, respectively, and are included in interest expense, net in the accompanying consolidated statements of operations.

The scheduled maturities of our debt are as follows as of December 31, 2019:

Year ended December 31,	Total
2020	$9,225
2021	85
2022	92
2023	53,552
2024	162,107
Thereafter	12,343

237,404
Less:
Unamortized discount and warrants	(1,936)
Deferred financing cost, net	(1,551)

Total	$233,917

NOTE 8 — RELATED PARTY TRANSACTIONS

We have an agreement with an affiliate of American Infrastructure MLP Fund, L.P. (“AIM”) to provide advisory services. Related party consulting expense, including reimbursed expenses, amounted to $562, $870, and $611 for the years ended December 31, 2019, 2018 and 2017, respectively, and has been included in selling, general and administrative expenses of the accompanying consolidated statements of operations.

We lease office space and sites from entities that are affiliates of one of our members. Related party rental expense incurred in connection with these properties amounted to $77, $281, and $295 for the years ended December 31, 2019, 2018 and 2017, respectively, and has been included in selling, general and administrative expenses in the accompanying consolidated statements of operations. There are no amounts due on these leases as of December 31, 2019 and 2018. We incurred $57 of legal and computer services expenses with entities affiliated with one of our members during 2019, which is included in selling, general and administrative expenses.

We purchase fuel from a related party affiliate. The total fuel purchased and included in motor fuel cost of sales in the accompanying consolidated statements of operations was $1,953, $5,984, and $8,907 for the years ended December 31, 2019, 2018 and 2017, respectively. Amounts due to related parties in connection with fuel purchases totaled $32 and $19 as of December 31, 2019 and 2018, respectively, and are included in trade accounts payable on the accompanying consolidated balance sheets.

We arrange for fuel delivery utilizing transportation from entities that are affiliates of certain members. Related party transportation expenses of $8,764, $9,336, and $12,316 for the years ended December 31, 2019, 2018 and 2017, respectively, and have been included in fuel cost of sales in the accompanying consolidated statements of

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

operations. Amounts due to related parties in connection with transportation services totaled $226 and $108 as of December 31, 2019 and 2018, respectively, and are included in trade accounts payables on the accompanying consolidated balance sheets.

We sell fuel to various affiliated entities owned by certain members. Related party fuel sales totaled $5,877, $7,147, and $6,977 for the years ended December 31, 2019, 2018 and 2017, respectively, and have been included in motor fuel revenues in the accompanying consolidated statements of operations. Amounts due from these affiliated entities for fuel purchased as of December 31, 2019 and 2018, were $209 and $210, respectively, and are included in trade accounts receivable on the accompanying consolidated balance sheets.

We had a receivable from one of our members as a result of a working capital adjustment provision from an acquisition in 2011 that was paid in full during 2018. The related party receivable from the sellers totaled $305 at December 31, 2017 and was included within member receivable in the accompanying consolidated statements of changes in members’ equity.

We have a receivable from one of our members as a result of a confidential release and settlement agreement between the member and an unrelated Tennessee limited liability company. The related party receivable from the member totaled $226 at both December 31, 2019 and 2018 and is included within member receivable in the accompanying consolidated statements of changes in members’ equity. The advances are non-interest bearing and collected through reduced future distributions.

NOTE 9 — MAJOR SUPPLIERS

In the ordinary course of business, we transact the majority of our business with several significant major oil companies from whom we purchase motor fuel. During the years ended December 31, 2019, 2018 and 2017, we purchased approximately 44%, 43%, and 37%, respectively, of our motor fuel from three major oil companies as follows:

	2019	2018	2017
Major Oil Company A	17%	15%	17%
Major Oil Company B	15%	14%	10%
Major Oil Company C	12%	14%	10%

	44%	43%	37%

As of December 31, 2019 and 2018, respectively, $14,415 and $12,680 were due to the above companies, and such amounts have been included in trade accounts payable in the accompanying consolidated balance sheets.

NOTE 10 — COMMITMENTS AND CONTINGENCIES

We generally do not take title to USTs as part of our supply agreements. However, there are some instances where we are in the chain of title on a limited number of USTs, and therefore may have exposure to environmental remediation costs. Environmental remediation costs are generally covered by insurance, various state UST funds or are covered by indemnification agreements with dealers at dealer-operated sites. In the event that a dealer defaults on its indemnification, we could be liable for corrective action and/or compensating third parties for bodily injury and property damage caused by accidental releases from operating USTs. The Company

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

does not have any liabilities related to environmental remediation costs associated with its USTs at its sites that are probable or estimable as of December 31, 2019 and 2018.

In the normal course of business, we are subject to lawsuits. We regularly assess the need for accounting recognition or disclosure of legal contingencies. In the case of all known contingencies, we accrue a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. We do not reduce these liabilities for potential insurance or third-party recoveries. If applicable, we accrue receivables for probable insurance or other third-party recoveries. Any amount recorded is based on the status of current activity and the advice from legal counsel. As of December 31, 2019 and 2018, there were no amounts accrued for such events.

Motor Fuel Contractual Purchase Commitments

We have a long-term contract with a major oil company that sets forth minimum volume requirements per year and is subject to penalties relating to any shortfalls if the minimum volume requirements are not met. The minimum requirement under this contract was approximately 148 million gallons for the year ended December 31, 2019, and approximately 143 million gallons for the years ended December 31, 2018 and 2017. This requirement is reduced by amounts purchased in the previous year in excess of the minimum quantities. If in any one-year period we fail to meet the minimum volume purchase obligation, the seller may impose a penalty of four cents per gallon times the difference between the actual volume purchased and the minimum volume requirement. We met the minimum volume purchase obligation for the years ended December 31, 2019, 2018 and 2017. The minimum requirement is 148 million gallons for the year ended December 31, 2020 and each of the subsequent two years, then decreasing to 98 million gallons and 63 million gallons in the final two years of the agreement.

Deferred Branding Incentives

We receive deferred branding incentives and other incentive payments from a number of major oil companies from whom we purchase motor fuel. Under some, but not all, of our motor fuel supply agreements, a portion of the deferred branding incentives may be passed on to our branded dealers under the same terms as required by our fuel suppliers. Many of the agreements require repayment of all or a portion of the amount received if we or our branded dealers elect to discontinue selling the specified brand of fuel at certain locations. As of December 31, 2019 and 2018, the estimated amount of deferred branding incentives that would have to be repaid upon debranding at these locations was approximately $52,415 and $46,821, respectively. Of these amounts, as of December 31, 2019 and 2018, $44,544 and $38,798, respectively, would be the responsibility of our branded dealers under reimbursement agreements with the dealers. In the event dealers were to default on this reimbursement obligation, we would be required to make the necessary payment. No liabilities have been recorded as of December 31, 2019 and 2018, for the amount of dealer obligations which would become payable upon debranding. The amounts recorded as a reduction of motor fuel cost of sales in the accompanying consolidated statements of operations related to volume rebates received from vendors was approximately $15,773, $12,755, and $10,239, for the years ended December 31, 2019, 2018 and 2017, respectively. Deferred vendor rebates and allowances as of December 31, 2019 and 2018 were approximately $6,871 and $8,023, respectively, and are included in other noncurrent liabilities in the accompanying consolidated balance sheets. Amortization of incentives received is recorded in cost of sales on a straight-line basis over the term of the respective agreement.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

NOTE 11 — LEASES

Operating Leases — Lessee

We lease real property under agreements classified as operating leases. Many of these leases contain renewal options, escalation clauses, and/or require us to pay executor costs (such as property taxes, maintenance and insurance). For all leases that include fixed rental rate increases, we calculate the total rent expense for the entire lease period, considering renewals for all periods for which failure to renew the lease imposes economic penalty, and record rental expense on a straight-line basis in the accompanying consolidated statements of operations. Lease expense for all operating leases totaled $19,933, $19,456, and $12,740 for years ended December 31, 2019, 2018 and 2017, respectively.

In June 2017, Empire entered into a sale leaseback transaction whereby the Company sold approximately $11,776 of real estate assets. The Company deferred a gain on the asset sale of $6,972 and is recognizing the gain over the 15-year term of the lease agreement. In conjunction with this sale, Empire is obligated to future lease payments of $20,160 as of December 31, 2019.

In September 2017, Empire entered into a long-term operating lease agreement with Getty at 49 locations under a triple-net lease structure. Empire is obligated to future lease payments of $128,889 as of December 31, 2019.

Operating Leases — Lessor

We lease sites to third-party operators generating rental income of approximately $8,651 $7,450, and $8,574 for the years ended December 31, 2019, 2018 and 2017, respectively.

The following is an estimate of our future minimum lease payments and future minimum rental income for operating leases:

	Minimum Rental Expense	Minimum Rental Income
2020	$16,427	$7,288
2021	16,033	5,988
2022	15,705	4,800
2023	15,274	3,161
2024	14,781	1,917
Thereafter	106,451	7,451

Total future minimum lease expense/income	$184,671	$30,605

NOTE 12 — LONG-TERM INCENTIVE PLAN

We established a Long-Term Incentive Plan (the “LTIP”) in 2013 to provide for awards to employees, consultants, directors and other individuals who perform services for us or our affiliates (as defined in the LTIP). The LTIP allows for the award of phantom units. Upon a Change in Control as defined in the LTIP, the compensation charge we record will be dependent upon the nature of how the phantom units will be settled. If the awards are settled in equity, the grant date fair value will be used. If the awards are settled in cash, then the

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

phantom units’ current fair value will be used. The Company has not recognized any expense associated with these phantom units because they are contingent upon both service and a change in control event that has not occurred by the end of our reporting period. As of December 31, 2019, there were 395,003 phantom units authorized under the plan and 204,997 available for future grants. The following is a summary of outstanding units:

Units
Balance, December 31, 2017:	448,878
Granted	—
Forfeited	(12,000)

Balance, December 31, 2018:	436,878

Granted	60,000
Forfeited	(101,875)

Balance, December 31, 2019:	395,003

NOTE 13 —MEMBERS’ EQUITY

Units

The following is a summary of outstanding Class A and Class B units:

	Class A	Class B	Total
Units outstanding at December 31, 2019 and 2018	5,589,534	3,207,373	8,796,907

Effective with our Sixth Amended and Restated Limited Liability Company Agreement dated November 10, 2014 (as amended, the “2014 LLC Agreement”), we have two classes of members’ equity: Class A units and Class B units. Class A units and Class B units have the same rights, privileges, preferences and obligations, as specifically provided for in the 2014 LLC Agreement, except with respect to distributions (other than tax distributions). Pursuant to the 2014 LLC Agreement, non-tax distributions are paid first to Class B units pro rata in proportion to such holders relative Class B Percentage Interest as of the record date until the minimum quarterly distribution has been paid with respect to each Class B unit, including any unpaid arrearages due to the Class B Units, then to Class A units until the minimum quarterly distribution with respect to each Class A Unit has been paid, including any unpaid arrearages due to the Class A units, and then pro rata among all Class A and Class B units. There is no obligation for holders of Class A or Class B units to make any further contribution to us. AIM has been appointed as our Tax Member, as defined in the 2014 LLC Agreement. Profit and loss allocations are made to the members pursuant to the terms of the 2014 LLC Agreement, primarily according to each member’s respective capital account percentage.

Warrants

In conjunction with our subordinated debt placement in October 2016 (Note 8), Empire granted warrants to purchase 366,538 Class B units, exercisable at $32.74 per unit for a 10-year term. The fair value of the warrants

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

was determined using a Black-Scholes option pricing model, with the value of our units on a minority, marketable basis and volatility based on the historical equity price of industry peers. As of December 31, 2019 and 2018, 366,538 warrants remain outstanding.

NOTE 14 — SUPPLEMENTAL CASH FLOW INFORMATION

	12 Months Ended December 31,
	2019	2018	2017
Cash paid for interest (1)	$16,441	$12,734	$11,269
Income taxes paid	162	168	125
Asset retirement obligations	—	—	3,689

(1)	We did not capitalize any interest during the years ended December 31, 2019.

NOTE 15 — INCOME TAXES

We are not a taxable entity for U.S. federal income tax purposes and are not subject to state income tax in the majority of states. Taxes on our earnings generally are borne by our partners through the allocation of taxable income. Our income tax expense results from state laws that apply to entities organized as partnerships, primarily in the state of Texas.

As of December 31, 2019 and 2018, we had no liability reported for unrecognized tax benefits, and we did not have any interest or penalties related to income taxes during the years ended December 31, 2019, 2018 or 2017.

NOTE 16 — RETIREMENT SAVINGS PLAN

We are the sponsor and plan administrator of the Empire Petroleum Partners, LLC 401(k) Plan (the “Plan”), a defined contribution retirement savings plan for our employees under the Employee Retirement Income Security Act, Section 404(c). Our employees are eligible to participate in the Plan on date of hire if considered full-time and must enroll in the Plan to receive company matching contributions. Employee salary contribution amounts are subject to federal income tax limitations, and we match employee salary contributions up to 3%. Our matching contributions for the Plan were $320, $220, and $240 for the years ended December 31, 2019, 2018 and 2017, respectively.

NOTE 17 — SUBSEQUENT EVENTS

On December 17, 2019, Empire entered into an agreement to sell substantially all of its assets to a national convenience store retailer. We expect to close the transaction in 2020.

Beginning in March 2020, multiple significant factors impacting supply and demand in the global oil markets have taken place. Among these events were the global outbreak of COVID-19, the ensuing worldwide economic slowdown driven by amongst other things social distancing, and pricing and production challenges between the members of the Organization of the Petroleum Exporting Countries and other oil exporting nations. As a result, West Texas Intermediate oil has declined sharply impacting both the wholesale and retail pricing of motor fuel products throughout the United States.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

December 31, 2019 and 2018

(in thousands, except per unit amounts)

We cannot reasonably predict or forecast the duration or effects of this sudden decrease, but a prolonged depression of demand for motor fuel products and the resulting decline in wholesale and retail prices could have an adverse effect on the Company’s financial condition, results of operations and cash flows relative to the amounts reflected in recent periods. The potential effects of these conditions, or the results of any Company plans to respond to these conditions, have not been recognized in our 2019 financial statements.

In response to the recent motor fuel price volatility and changes in the macroeconomic outlook, the Company has been working closely with its dealer network to strengthen its relationships and provide enhanced services to help mitigate the potential negative impacts of the prevailing market conditions. Actions enacted or planned include close attention to controllable costs, discretionary capital spending and opportunistic dealer acquisitions.

The Company believes the actions enacted and those planned will allow it to adjust operating costs to match the fluctuations in revenue in order meet the needs of customers and satisfy its obligations to outside parties through the current market volatility.

In preparing the accompanying consolidated financial statements, management of the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through April 16, 2020, the date the consolidated financial statements were available for issuance.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be borne by the registrant in connection with the issuance and distribution of the securities being registered hereby.

Expense	Estimated Amount
Securities and Exchange Commission registration fee	$15,677
Accounting fees and expenses	25,000
Legal fees and expenses	100,000
Financial printing and miscellaneous expenses	100,000

Total	$240,677

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We have entered into indemnification agreements with each of our directors and officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our certificate of incorporate and bylaws.

We also maintain a general liability insurance policy, which will cover certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 15.	Recent Sales of Unregistered Securities.

Private Placements in Connection with IPO

On March 15, 2019, Haymaker issued an aggregate of 8,625,000 shares of Class B common stock to the Sponsor (“Founder Shares”) for an aggregate purchase price of $25,000. On June 6, 2019, Haymaker effected a 1.16666667 for 1 stock dividend for each share of Class B common stock outstanding, resulting in the Sponsor holding an aggregate of 10,062,500 Founder Shares (up to 1,312,500 shares of which are subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised). The Sponsor has forfeited, as the result of the partial exercise of the over-allotment option of the underwriter in the IPO, 62,500 of these Founder Shares, resulting in the Sponsor holding 10,000,000 Founder Shares after the IPO, which was 20% of the Company’s issued and outstanding shares as of June 11, 2019.

Simultaneously with the closing of the IPO, pursuant to a certain Private Placement Warrants Purchase Agreements, Haymaker completed the private sale of an aggregate of 6,000,000 warrants (the “Private Warrants”) at a purchase price of $1.50 per Private Warrant to the Sponsor, Cantor Fitzgerald & Co. and Stifel, Nicolaus & Company, Incorporated, generating gross proceeds to the Company of $9,000,000. The Private Warrants are identical to the Warrants sold as part of the Units in the IPO, except that each of the Sponsor, Cantor Fitzgerald & Co. and Stifel, Nicolaus & Company, Incorporated has agreed not to transfer, assign or sell any of the Private Warrants (except to certain permitted transferees) until 30 days after the completion of the Business Combination. The Private Warrants are also not redeemable by the Company so long as they are held by the Sponsor, Cantor Fitzgerald & Co. and Stifel, Nicolaus & Company, Incorporated or their respective permitted transferees. In addition, as long as the Private Warrants are held by Cantor Fitzgerald & Co. and Stifel, Nicolaus & Company, Incorporated or their respective designees, the Private Warrants may not be exercised after the five year anniversary of June 6, 2019. No underwriting discounts or commissions were paid with respect to such sale.

The sales of the above securities were exempt from the registration requirements of the Securities Act in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act. Other than the IPO, no sales involved underwriters, underwriting discounts or commissions or public offerings of securities of Haymaker.

Founder Shares and Private Warrants

At the Business Combination closing date on December 22, 2020 (the “Business Combination Closing Date”), we exchanged each outstanding Founder Share for one validly issued, fully paid and nonassessable share of common stock and each of the Private Warrants, each of which was exercisable for one share of Haymaker Class A Common Stock at an exercise price of $11.50 per share in accordance with its terms, became exercisable for one share of one share of common stock, and following the effective time of the First Merger, the Sponsor (i) automatically forfeited 1,000,000 shares of common stock and 2,000,000 Private Warrants, and such shares and warrants were cancelled and no longer outstanding and (ii) 4,200,000 shares of common stock that would otherwise have been issuable to the Sponsor were deferred (as further described below). The issuance of common stock upon automatic conversion of Founder Shares Business Combination Closing Date was exempt from the registration requirements of the Securities Act in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act.

Business Combination Consideration

Pursuant to the Business Combination Agreement, at the effective time of the Second Merger on the Business Combination Closing Date (the “Second Effective Time”), each ordinary share, par value 0.01 New

Israeli Shekel per share, of Arko Holdings (all such issued and outstanding shares prior to the consummation of the Business Combination, including those issued in respect of Arko’s restricted stock units, are collectively referred to as the “Arko Ordinary Shares”) issued and outstanding immediately prior to the Second Effective Time was cancelled and each holder of Arko Ordinary Shares received the following consideration, at such holder’s election:

1.	Option A (Stock Consideration): 0.0862 validly issued, fully paid and nonassessable shares of our common stock.

2.

Option B (Mixed Consideration): (A) a cash amount equal to $0.0862 in consideration for each Arko Ordinary Share (the “Cash Option B Amount”) plus (B) 0.0761 of validly issued, fully paid and nonassessable shares of our common stock.

3.

Option C (Mixed Consideration): (A) a cash amount equal to $0.1803 in consideration for each Arko Ordinary Share (the “Cash Option C Amount”) plus (B) 0.0650 of validly issued, fully paid and nonassessable shares of our common stock

The equity holders of Arko received an aggregate of 65,208,698 shares of our common stock and approximately $55.4 million in cash. In addition, each holder of Arko Ordinary Shares received a pro rata cash payment, in the form of additional merger consideration in an amount of $0.0706 per share (a total of approximately $58.7 million). We issued Arie Kotler, Morris Willner and Vilna Holdings an aggregate of 41,871,801 shares of such common stock (the “ARKO Management Common Stock”). The issuance of ARKO Management Common Stock upon automatic conversion of Arko Ordinary Shares on the Business Combination Closing Date was exempt from the registration requirements of the Securities Act in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act.

GPM Equity Purchase Agreement

On the Business Combination Closing Date, we purchased from GPM Owner, LLC, GPM HP SCF Investor, LLC, ARCC Blocker II LLC, CADC Blocker Corp., Ares Centre Street Partnership, L.P., Ares Private Credit Solutions, L.P., Ares PCS Holdings Inc., Ares ND Credit Strategies Fund LLC, Ares Credit Strategies Insurance Dedicated Fund Series Interests of SALI Multi-Series Fund, L.P., Ares SDL Blocker Holdings LLC, Ares SFERS Credit Strategies Fund LLC, Ares Direct Finance I LP and Ares Capital Corporation (collectively, the “GPM Minority Investors”), all of their (a) direct and indirect membership interests in GPM Investments, LLC (together with all of its subsidiaries, (“GPM”)), including, in the case of GPM Owner, LLC, the purchase of the stock of GPM Holdings, Inc., (b) warrants, options or other rights to purchase or otherwise acquire securities of GPM, equity appreciation rights or profits interests relating to GPM, except as otherwise described below in connection with the exchange of the New Ares Warrants, and (c) obligations, evidences of indebtedness or other securities or interests, but only to the extent convertible or exchange into securities described in clauses (a) or (b), including their respective membership interests (the “Equity Securities”). In exchange for the Equity Securities, the GPM Minority Investors received 33,772,660 shares of our common stock (the “GPM Equity Purchase Common Stock”), and Ares Capital Corporation (or any of its affiliates, any investment fund solely managed or controlled by any of them, or any affiliate of such investment fund) (“Ares”) also received the New Ares Warrants (as described below).

In addition, at the closing of the Business Combination, Ares exchanged its warrants to acquire membership interests in GPM (the “Existing Ares Warrants”) for warrants to purchase 1,100,000 million shares of our common stock for an exercise price of $10.00 per share, with an exercise period ending on the fifth anniversary of the Closing Date (the “New Ares Warrants”).

The issuance of the GPM Equity Purchase Common Stock and New Ares Warrants were exempt from the registration requirements of the Securities Act in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act.

PIPE Investment

On November 18, 2020, we entered into a subscription agreement (the “Subscription Agreement”) with MSD Special Investments Fund, L.P., MSD SIF Holdings, L.P., MSD Credit Opportunity Master Fund, L.P., MSD Private Credit Opportunity Master Fund 2, L.P., Lombard International Life Ltd., on behalf of its Segregated Account BIGVA005, and MSD SBAFLA Fund, L.P. (collectively, the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors agreed to subscribe for and purchase, and we agreed to issue and sell to such investors, 700,000 shares of our Series A convertible preferred stock, par value $0.0001 per share (the “Series A Convertible Preferred Stock), at a price per share of $100.00, and up to an aggregate of an additional 300,000 shares of Series A Convertible Preferred Stock (the “Additional Preferred Shares”) if, and to the extent, we exercised our right to sell such additional shares (the “PIPE Investment”). The conditions to completing the PIPE Investment under the Subscription Agreement included a condition that all conditions to the closing of the Business Combination shall have been satisfied or waived.

The PIPE Investment closed immediately prior to the Business Combination closing date and we exercised our right to sell the Additional Preferred Shares resulting in the purchase by the PIPE Investors of a total of 1,000,000 shares of the Series A Convertible Stock. The shares of Series A Convertible Preferred Stock were exempt from the registration requirements of the Securities Act in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act.

Raymond James & Associates, Inc.

On July 1, 2020, Haymaker and Raymond James & Associates, Inc. (“Raymond James”) entered into an engagement letter, pursuant to which, Raymond James agreed to act as a capital markets advisor and financial advisor in connection with the Business Combination (the “M&A Engagement Letter”) and on July 31, 2020, Haymaker and Raymond James entered into an engagement letter, pursuant to which Raymond James agreed to provide Haymaker with certain private placement services in connection with the PIPE Investment (“PIPE Engagement Letter”). On December 21, 2020, Haymaker and Raymond James entered into a letter agreement amending the engagement letters to provide that all of the transaction fees (pursuant to the M&A Engagement Letter) and/or the financing fees (pursuant to the PIPE Engagement Letter) (in each case at Haymaker’s option) may be paid to Raymond James at in the form of 555,775 newly issued shares of the combined company at the Business Combination closing, valued for this purpose at $10.13 per share. Upon closing of the Business Combination, we issued 555,775 shares of common stock to Raymond James (the “Raymond James Shares”). The Raymond James Shares were exempt from the registration requirements of the Securities Act in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act.

Stifel, Nicolaus & Company

On May 16, 2019 and July 1, 2020, Haymaker entered into engagement letters with Stifel, Nicolaus & Company (“Stifel”) pursuant to which Stifel agreed to provide financial advisory services in connection with the Business Combination. On December 20, 2020, Haymaker and Stifel amended the engagement letters to provide that the cash fees payable to Stifel pursuant the engagement letters will be paid in the form of 469,250 newly issued shares of the combined company at the Business Combination closing, valued for this purpose at $10.13 per share. Upon the closing of the Business Combination, we issued 469,250 shares of common stock to Stifel (the “Stifel Shares”). The Stifel Shares were exempt from the registration requirements of the Securities Act in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act.

Item 16.	Exhibits and Financial Statements.

(a)    Exhibits.

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of September 8, 2020, by and among Haymaker Acquisition Corp. II, ARKO Corp., Punch US Sub, Inc., Punch Sub Ltd. and ARKO Holdings Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed on December 31, 2020).

2.2	Consent and Amendment No. 1 to the Business Combination Agreement, dated as of November 18, 2020, by and among Haymaker, New Parent, Merger Sub I, Merger Sub II and Arko (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed with the SEC on November 19, 2020).

2.3	Equity Purchase Agreement, dated as of September 8, 2020, by and among ARKO Corp. and each of the persons or entities listed on Exhibit B thereto (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K, filed on December 31, 2020).

3.1	Amended and Restated Certificate of Incorporation of ARKO Corp. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed on December 31, 2020).

3.2	Bylaws of ARKO Corp. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K, filed on December 31, 2020).

4.1	Warrant Assignment, Assumption and Amendment Agreement, dated as of December 22, 2020, by and among Haymaker, ARKO Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed on December 31, 2020).

4.2	Registration Rights and Lock-up Agreement, dated as of December 22, 2020, by and among ARKO Corp. and each of the persons or entities listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on December 31, 2020).

4.3	Form of ARKO Corp. Warrant (incorporated by reference to Exhibit 4.4 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

5.1	Opinion of Greenberg Traurig, LLP.

10.1	Form of Indemnification for Directors and Officers (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed with the Commission on December 31, 2020).

10.2	ARKO Corp. 2020 Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, filed with the Commission on December 31, 2020).

10.3	Class A Preferred Unit Purchase Agreement, dated December 17, 2020, by and among GPM Investments, LLC, AIM Investment Funds (Invesco Investment Funds), on behalf of its series Invesco SteelPath MLP Select 40 Fund and AIM Investment Funds (Invesco Investment Funds), on behalf of its series Invesco SteelPath MLP Income Fund (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K, filed with the Commission on December 31, 2020).

10.4	Class AQ Unit Purchase Agreement, dated December 18, 2020, by and between GPM Investments, LLC and Fuel USA, LLC (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K, filed with the Commission on December 31, 2020).

10.5	Class X Unit Purchase Agreement, dated December 18, 2020, by and between GPM Investments, LLC and Riiser Fuels, LLC (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K, filed with the Commission on December 31, 2020).

Exhibit No.	Description

10.6	Subscription Agreement, dated as of November 18, 2020, by and among ARKO Corp. and the investors listed therein (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K, filed with the Commission on December 31, 2020).

10.7	Employment Agreement, dated as of September 8, 2020, by and between ARKO Corp. and Arie Kotler (incorporated by reference to Exhibit 10.11 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.8	Trust Deed for the Series C Bonds, dated June 20, 2016, by and between Arko Holdings Ltd. and Hermetic Trust (1975) Ltd. (incorporated by reference to Exhibit 10.15 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.9	Second Amendment to Credit Agreement, dated May 27, 2020, by and among GPM Investments, LLC, the lenders party thereto, the guarantors party thereto, and Ares Capital Corporation (incorporated by reference to Exhibit 10.16 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.10	Third Amendment to Credit Agreement, dated August 27, 2020, by and among GPM Investments, LLC, the lenders party thereto, the guarantors party thereto, and Ares Capital Corporation (incorporated by reference to Exhibit 10.17 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.11	Amended and Restated Credit Agreement, dated July 15, 2019, by and among GPM Petroleum LP, the guarantors party thereto, Capital one, National Association, Keybank National Association, Santander Bank, N.A., and the lenders party thereto (incorporated by reference to Exhibit 10.18 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.12	Increase Agreement and Amendment, dated March 31, 2020, by and among the incremental lenders party thereto, the lenders party thereto, GPM Petroleum LP, the guarantors party thereto, and Capital One, National Association (incorporated by reference to Exhibit 10.19 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.13	Second Amendment to Third Amended, Restated and Consolidated Revolving Credit and Security Agreement, dated October 6, 2020, by and among the GPM Investments, LLC and the other borrowers party thereto, the lenders party thereto, and PNC Bank, National Association (incorporated by reference to Exhibit 10.20 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.14	Term Loan and Security Agreement, dated January 12, 2016, by and among GPM Petroleum LP, the borrowers party thereto, the lenders party thereto, and PNC Bank, National Association (incorporated by reference to Exhibit 10.21 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.15	First Amendment to Term Loan and Security Agreement, dated November 17, 2017, by and among GPM Petroleum LP, the borrowers party thereto, the lenders party thereto, and PNC Bank, National Association (incorporated by reference to Exhibit 10.22 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.16	Second Amendment to Term Loan and Security Agreement, dated December 22, 2017, by and among GPM Petroleum LP, the borrowers party thereto, the lenders party thereto, and PNC Bank, National Association (incorporated by reference to Exhibit 10.23 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

Exhibit No.	Description

10.17	Third Amendment to Term Loan and Security Agreement, dated July 15, 2019, by and among GPM Petroleum LP, the borrowers party thereto, the lenders party thereto, and PNC Bank, National Association (incorporated by reference to Exhibit 10.24 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.18	Fourth Amendment to Term Loan and Security Agreement, dated April 1, 2020, by and among GPM Petroleum LP, the borrowers party thereto, the lenders party thereto, and PNC Bank, National Association (incorporated by reference to Exhibit 10.25 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.19	Amended and Restated Master Covenant Agreement, dated May 7, 2020, by and between GPM Investments, LLC and M&T Bank (incorporated by reference to Exhibit 10.26 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.20	Amendment to Amended and Restated Master Covenant Agreement, dated July 30, 2020, by and between GPM Investments, LLC and M&T Bank (incorporated by reference to Exhibit 10.27 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.21	Amended, Restated and Consolidated Credit Agreement, dated December 21, 2016, by and between GPM Investments, LLC and the other borrowers party thereto and M&T Bank (incorporated by reference to Exhibit 10.28 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.22	First Amendment to Amended, Restated and Consolidated Credit Agreement, dated November 16, 2017, by and among GPM Investments, LLC and the other borrowers party thereto, Village Pantry, LLC and M&T Bank (incorporated by reference to Exhibit 10.29 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.23	Second Amendment to Amended, Restated and Consolidated Credit Agreement, dated November 25, 2019, by and among GPM Investments, LLC and the other borrowers party thereto, Village Pantry, LLC and M&T Bank (incorporated by reference to Exhibit 10.30 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.24	Third Amendment to Amended, Restated and Consolidated Credit Agreement, dated March 16, 2020, by and among GPM Investments, LLC and the other borrowers party thereto, Village Pantry, LLC and M&T Bank (incorporated by reference to Exhibit 10.31 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.25	Primary Supplier Distribution Agreement (Mountain Empire Oil Company), dated February 1, 2019, by and between Core-Mark International, Inc. and Mountain Empire Oil Company (incorporated by reference to Exhibit 10.32 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.26	Amendment No. 1 to Primary Supplier Distribution Agreement (Mountain Empire Oil Company), dated February 10, 2020, by and between Mountain Empire Oil Company and Core-Mark International, Inc. (incorporated by reference to Exhibit 10.33 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.27	Master Distribution Agreement, dated October 1, 2016, by and between Core-Mark International, Inc. and Admiral Petroleum Company (incorporated by reference to Exhibit 10.34 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.28	Amendment No. 1 to Master Distribution Agreement, dated January 1, 2017, by and between Admiral Petroleum Company and Core-Mark International, Inc. (incorporated by reference to Exhibit 10.35 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

Exhibit No.	Description

10.29	Amendment No. 2 to Master Distribution Agreement, dated December 1, 2017, by and between Admiral Petroleum Company and Core-Mark International, Inc. (incorporated by reference to Exhibit 10.36 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.30	Amendment No. 3 to Primary Supplier Distribution Agreement (Admiral Petroleum Company), dated February 10, 2020, by and between Admiral Petroleum Company and Core-Mark International, Inc. (incorporated by reference to Exhibit 10.37 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.31	Primary Supplier Distribution Agreement (Southeast and Midwest), dated January 1, 2016, by and among Core-Mark International, Inc., GPM Southeast, LLC, and GPM Midwest, LLC (incorporated by reference to Exhibit 10.38 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.32	Amendment No. 2 to Primary Supplier Distribution Agreement (Southeast and Midwest), dated December 1, 2017, by and among GPM Investments, LLC, GPM Southeast, LLC, GPM Midwest, LLC, and Core-Mark International, Inc. (incorporated by reference to Exhibit 10.39 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.33	Amendment No. 3 to Primary Supplier Distribution Agreement (Southeast and Midwest), dated March 31, 2018, by and among Core-Mark International, Inc. and GPM Investments, LLC, GPM Southeast, LLC, GPM Midwest, LLC, and GPM Apple, LLC (incorporated by reference to Exhibit 10.40 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.34	Amendment No. 4 to Primary Supplier Distribution Agreement (Southeast and Midwest), dated February 10, 2020, by and among Core-Mark International, Inc. and GPM Investments, LLC, GPM Southeast, LLC, GPM Midwest, LLC, and GPM Apple, LLC (incorporated by reference to Exhibit 10.41 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.35	Primary Supplier Distribution Agreement (WOC Southeast Holding Corp.), dated January 1, 2016, by and between Core-Mark International, Inc. and WOC Southeast Holding Corp. (incorporated by reference to Exhibit 10.42 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.36	Amendment No. 1 to Primary Supplier Distribution Agreement (WOC Southeast Holding Corp.), dated December 1, 2017, by and between Core-Mark International, Inc. and WOC Southeast Holding Corp. (incorporated by reference to Exhibit 10.43 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.37	Amendment No. 3 to Primary Supplier Distribution Agreement (WOC Southeast Holding Corp.), dated February 10, 2020, by and between Core-Mark International, Inc. and WOC Southeast Holding Corp. (incorporated by reference to Exhibit 10.44 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.38	Letter Agreement dated June 15, 2018, by and between Grocery Supply Company and GPM Southeast, LLC (incorporated by reference to Exhibit 10.45 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.39	Master Incentive Agreement, dated effective April 1, 2016, by and between Valero Marketing and Supply Company and GPM Petroleum, LLC (incorporated by reference to Exhibit 10.46 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

Exhibit No.	Description

10.40	First Amendment to Master Incentive Agreement, dated effective July 1, 2019, by and between Valero Marketing and Supply Company and GPM Petroleum, LLC (incorporated by reference to Exhibit 10.47 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.41	Branded Product Supply and Trademark License Agreement, dated effective July 1, 2020, by and between Marathon Petroleum Company LP and GPM Petroleum, LLC (incorporated by reference to Exhibit 10.48 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.42	Rollover and Master Branding Agreement, dated January 4, 2019, by and between GPM Petroleum, LLC and Marathon Petroleum Company LP (incorporated by reference to Exhibit 10.49 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.43	First Amendment to Rollover and Master Branding Agreement, dated April 1, 2019, by and between GPM Petroleum, LLC and Marathon Petroleum Company LP (incorporated by reference to Exhibit 10.50 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.44	Second Amendment to Rollover and Master Branding Agreement, dated effective April 1, 2019, by and between GPM Petroleum, LLC and Marathon Petroleum Company LP (incorporated by reference to Exhibit 10.51 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.45	Branded Jobber Agreement, dated January 31, 2020, by and between BP Products North America Inc. and GPM Petroleum LLC (incorporated by reference to Exhibit 10.52 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.46	Master Incentive Agreement, dated December 1, 2016, by and between BP Products North America Inc. and GPM Petroleum, LLC (incorporated by reference to Exhibit 10.53 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.47	Second Amended, Restated and Consolidated Fuel Distribution Agreement, dated September 30, 2020, by and between GPM Petroleum, LLC and GPM Investments, LLC (incorporated by reference to Exhibit 10.54 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

10.48	Third Amended and Restated Agreement of Limited Partnership of GPM Petroleum LP, dated December 3, 2019 by and among GPM Petroleum GP, LLC and the limited partners party thereto (incorporated by reference to Exhibit 10.55 to the proxy statement/prospectus on Form S-4, filed with the SEC on November 5, 2020).

16.1	Letter from Marcum LLP as to the change in certifying accountant, dated as of December 30, 2020 (incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K, filed with the Commission on December 31, 2020).

23.1	Consent of Marcum LLP.

23.2	Consent of Grant Thornton LLP (Arko Holdings).

23.3	Consent of Grant Thornton LLP (Empire).

23.4	Consent of Greenberg Traurig, LLP (Included in Exhibit 5.1).

24.1	Power of Attorney (included in the signature page to the registration statement).

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on the 14th day of January 2021.

ARKO CORP.

By:	/s/ Arie Kotler
Name: Arie Kotler
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Arie Kotler and Donald Bassell, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Arie Kotler Arie Kotler	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	January 14, 2021

/s/ Donald Bassell Donald Bassell	Chief Financial Officer (Principal Financial and Accounting Officer)	January 14, 2021

/s/ Maury Bricks Maury Bricks	General Counsel and Secretary	January 14, 2021

/s/ Sherman K. Edmiston III Sherman K. Edmiston III	Director	January 14, 2021

/s/ Michael J. Gade Michael J. Gade	Director	January 14, 2021

/s/ Andrew R. Heyer Andrew R. Heyer	Director	January 14, 2021

Name	Title	Date

/s/ Steven J. Heyer Steven J. Heyer	Director	January 14, 2021

/s/ Morris Willner Morris Willner	Director	January 14, 2021